   As filed with the Securities and Exchange Commission on November 12, 1996.
                                                            Registration No. 33-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                       ----------------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION
             (Exact name of registrant as specified in its charter)

          MARYLAND                       6798                   86-0611231
----------------------------    -------------------------    ------------------
(State or other jurisdiction       (Primary Standard         (I.R.S. Employer
      of incorporation          Industrial Classification   Identification No.)
      or organization)                Code Number)


                      5333 NORTH SEVENTH STREET, SUITE 219
                             PHOENIX, ARIZONA 85014
                                 (602) 265-8541
                       ----------------------------------
              (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                               ALAN D. HAMBERLIN
         CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER
                      5333 NORTH SEVENTH STREET, SUITE 219
                             PHOENIX, ARIZONA 85014
                                 (602) 265-8541
                       ----------------------------------
                      (Name, address, including zip code,
                      and telephone number, including area
                          code, of agent for service)

                       ----------------------------------

                                 COPIES TO:

              ALAN J. BOGDANOW                 STEVEN D. PIDGEON
              HUGHES & LUCE, L.L.P.            SNELL & WILMER, L.L.P.
              1717 MAIN STREET                 ONE ARIZONA CENTER
              SUITE 2800                       400 E. VAN BUREN
              DALLAS, TEXAS 75201              PHOENIX, ARIZONA 85004-0001
              (214) 939-5500                   (602) 382-6000

                       ----------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

                       ----------------------------------

         If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

---------------------------------------------------------------------------------------------------------
                                    CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
                                                  Proposed             Proposed
    Title of                                      Maximum              Maximum
   Securities                 Amount              Offering            Aggregate            Amount of
     to be                    to be              Price Per             Offering           Registration
   Registered               Registered           Share (1)            Price (1)             Fee (2)
---------------------------------------------------------------------------------------------------------
  Common Stock              4,700,000             $2.3125           $10,868,750.00         $3,293.56
($.01 par value)
---------------------------------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457(c), based on the high and low prices reported per share on the New York Stock Exchange as of November 6, 1996.
(2) $2,467.50 of the Registration Fee paid previously with filing of preliminary proxy materials under cover of Schedule 14A on October 9 1996 and has been deducted from the Registration Fee pursuant to Rule 457(b).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                             CROSS REFERENCE SHEET

         Pursuant to Rule 404(a) and Item 501(b) of Regulation S-K.

         This cross reference sheet indicates the location in the Proxy/Statement Prospectus included in this Registration Statement of the information called for by the Items of Part I of Form S-4.

 A.       INFORMATION ABOUT THE TRANSACTION                   PROSPECTUS CAPTION OR LOCATION
          ---------------------------------                   ------------------------------
 Item 1.  Forepart of the Registration Statement and          Forepart of the Registration Statement and Outside Front
          Outside Front Cover Page of Prospectus                 Cover Page of the Prospectus

 Item 2.  Inside Front and Outside Back Cover Pages of the    Inside Front and Outside Back Cover Pages of the
          Prospectus                                             Prospectus; Available Information

 Item 3.  Risk Factors, Ratio of Earnings to Fixed Charges,   Summary; Risk Factors
          and Other Information

 Item 4.  Terms of the Transaction                            The Merger and Related Transactions; Comparative Rights
                                                                 of Stockholders of Homeplex and Monterey

 Item 5.  Pro Forma Financial Information                     Selected Financial Data - Unaudited Pro Forma Condensed
                                                                 Combined Financial Data; Selected Financial Data -
                                                                 Notes to Unaudited Pro Forma Condensed Combined
                                                                 Financial Data; Selected Financial Data - Pro Forma
                                                                 Capitalization

 Item 6.  Material Contacts with the Company Being Acquired   Not Applicable

 Item 7.  Additional Information Required for Reoffering by   Not Applicable
          Persons and Parties Deemed to be Underwriters

 Item 8.  Interests of Named Experts and Counsel              The Merger and Related Transactions - Opinion of
                                                                 Financial Advisor to Homeplex; Legal Matters; Experts

 Item 9.  Disclosure of Commission Position on                Not Applicable
          Indemnification for Securities Act Liabilities

 B.       INFORMATION ABOUT THE REGISTRANT
          --------------------------------
 Item 10.    Information with Respect to S-3             Not Applicable
             Registrants

 Item 11.    Incorporation of Certain Information by     Not Applicable
             Reference

 Item 12.    Information with Respect to S-2 or S-3      Not Applicable
             Registrants

 Item 13.    Incorporation of Certain Information by     Not Applicable
             Reference

 Item 14.    Information with Respect to Registrants     Homeplex Business Description; Summary-Market Price Data
             Other Than S-3 or S-2 Registrants              for Homeplex Common Stock; Summary-Dividends and
                                                            Distributions; Selected Financial Data

 C.       INFORMATION ABOUT THE COMPANY BEING ACQUIRED
          --------------------------------------------

 Item 15.    Information with Respect to S-3             Not Applicable
             Companies

 Item 16.    Information with Respect to S-2 or S-3      Not Applicable
             Companies

 Item 17.    Information with Respect to Companies       Monterey Business Description; Monterey Management;
             Other Than S-2 or S-3 Companies                Selected Financial Data

 Item 18.    Information if Proxies, Consents or         The Annual Meeting; Election of Board of Directors;
             Authorizations Are to be Solicited             Homeplex Management; Monterey Management

 Item 19.    Information if Proxies, Consents or         Not Applicable
             Authorizations Are Not to be Solicited,
             or in an Exchange Offer

 ITEMS OF FORM S-11 REQUIRED ABOUT THE REGISTRANT         PROSPECTUS CAPTION OR LOCATION
 ------------------------------------------------         ------------------------------
 Item 12.         Policy With Respect to Certain          Homeplex Business Description
                  Activities

 Item 13.         Investment Policies of Registrant       Homeplex Business Description

 Item 14.         Description of Real Estate              Not Applicable

 Item 15.         Operating Data                          Not Applicable

 Item 16.         Tax Treatment of Registrant and Its     The Merger and Related Transactions - Termination of
                  Security Holders                           REIT Status; The Merger and Related Transactions -
                                                             Certain Federal Income Tax Consequences

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION
                      5333 NORTH SEVENTH STREET, SUITE 219
                             PHOENIX, ARIZONA 85014

                             ---------------------

                               November 12, 1996

Dear Stockholder:

     You are cordially invited to attend the 1996 Annual Meeting (the "Annual Meeting") of the stockholders of Homeplex Mortgage Investments Corporation ("Homeplex"), which will be held on December 18, 1996, at 8:00 a.m., local time, at The Wigwam Resort Hotel, Litchfield Park, Arizona 85340. At this meeting, you will be asked to consider and act upon the following proposals:

THE MERGER AND RELATED TRANSACTIONS

     (1) To approve (a) the merger of each of Monterey Homes Arizona II, Inc. and Monterey Homes Construction II, Inc. (collectively, the "Monterey Merging Companies") with and into Homeplex, with Homeplex surviving and becoming the parent corporation of the Monterey Merging Companies' subsidiaries (the "Merger"), and (b) the transactions related to the Merger, including the issuance of up to approximately 4.7 million shares of Homeplex's common stock, $.01 par value ("Homeplex Common Stock"). The terms and conditions of the Merger and the transactions related thereto are set forth in the Agreement and Plan of Reorganization (the "Merger Agreement"), dated September 13, 1996 by and among Homeplex, the Monterey Merging Companies and William W. Cleverly and Steven J. Hilton, the two stockholders of the Monterey Merging Companies (collectively, the "Monterey Stockholders").

     As a result of the Merger, Homeplex will terminate its status as a real estate investment trust and will be primarily engaged in the residential single-family homebuilding business. The existing assets of Homeplex are to be converted into cash over time and reinvested in homebuilding operations. The existing directors (other than Alan D. Hamberlin) and officers of Homeplex will resign and the two Monterey Stockholders will enter into employment agreements to be the new Co-Chief Executive Officers of Homeplex, with Mr. Cleverly serving as Chairman and Mr. Hilton serving as President, and will also enter into related stock option agreements, pursuant to which each of the Monterey Stockholders will be issued six-year options for 500,000 shares of Homeplex Common Stock, and registration rights agreements with Homeplex.

     As consideration for the Merger, the Monterey Stockholders will receive a combination of (a) shares of Homeplex Common Stock, to be issued on the effective date of the Merger, the amount of which shall be determined by the fully diluted book value per share of Homeplex Common Stock on the effective date of the Merger (the "Exchange Shares"), and (b) up to 800,000 shares of Homeplex Common Stock to be issued after the effective date of the Merger if Homeplex Common Stock achieves certain average trading price thresholds during a 5-year period following the Merger, provided that at the time of any issuance such stockholder is employed by Homeplex (the "Contingent Shares"). Cash may be paid in lieu of a limited number of shares of Homeplex Common Stock under certain conditions. Approximately 16.5% of each of the Exchange Shares and the Contingent Shares will be held in escrow for release or issuance upon the exercise of warrants for common stock of the Monterey Merging Companies that will be converted into warrants for Homeplex Common Stock on the effective date of the Merger. Neither the trading price thresholds nor the employment restrictions for the Contingent Shares will apply to shares allocable to such warrants.

     As a consequence of the Merger, the stockholders and warrantholders of the Monterey Merging Companies will own approximately 29% of Homeplex Common Stock outstanding immediately following the Merger, and approximately 33% if all Contingent Shares are issued.

     (2) To amend the Articles of Incorporation of Homeplex to (a) change Homeplex's name to "Monterey Homes Corporation," (b) reclassify and change each share of Homeplex Common Stock issued and outstanding into one-third of a share of Homeplex Common Stock, (c) amend and make more strict the restrictions on the transfer of Homeplex Common Stock to preserve Homeplex's federal income tax net operating loss carryforward, and (d) provide for a classified Board of Directors with one class of directors (the "Class I Directors") being elected to a two-year term and the other class of directors (the "Class II Directors") being elected to a one-year term (the "Charter Amendment").

     (3) To elect (a) a five-member classified Board of Directors consisting of an existing director of Homeplex, the Monterey Stockholders and two other persons nominated by the Monterey Stockholders (collectively, the "Nominees"), to hold office upon the effectiveness of the Merger to the end of their respective terms and until their successors are elected, and (b) a five-member non-classified Board of Directors to hold office until the Merger is consummated, or if for any reason the Merger is not consummated, to the next annual meeting and until their successors are elected.

IN ORDER FOR THE MERGER TO BE CONSUMMATED, THE APPROVAL OF EACH OF THE MERGER AND THE RELATED TRANSACTIONS AND THE CHARTER AMENDMENT IS REQUIRED, AS WELL AS THE ELECTION OF THE NOMINEES AS THE CLASS I AND CLASS II DIRECTORS, AS APPLICABLE, TO HOLD OFFICE UPON THE EFFECTIVENESS OF THE MERGER. SUCH ITEMS OF BUSINESS WILL NOT BE DEEMED APPROVED UNLESS ALL ARE APPROVED.

OTHER PROPOSALS TO BE PRESENTED

     (4) To approve the issuance of stock options covering 750,000 shares of Homeplex Common Stock to Alan D. Hamberlin, a director and Chief Executive Officer of Homeplex, pursuant to an existing employment agreement and related stock option agreement between Alan D. Hamberlin and Homeplex (the "Hamberlin Stock Options"). If the Hamberlin Stock Options are not approved at the Annual Meeting, phantom stock rights covering 750,000 shares of Homeplex Common Stock that were conditionally granted to Mr. Hamberlin will become effective (the "Hamberlin PSRs"). The main economic difference is that upon exercise the Hamberlin PSRs will require a cash payment to Mr. Hamberlin in an amount per share equal to the excess of the fair market value of Homeplex Common Stock on the date of exercise over $1.50, whereas the Hamberlin Stock Options will require only the issuance of stock. In addition, if the Hamberlin PSRs become effective, they will have a material adverse effect on the future earnings of Homeplex if the trading price of Homeplex Common Stock remains substantially above $1.50 per share because on the date of effectiveness, the excess of the fair market value of Homeplex Common Stock over $1.50 will be required to be charged to Homeplex's earnings, with additional future charges required if the trading price continues to increase.

     (5) To approve amendments to Homeplex's existing stock option plan and related stock option agreements between Homeplex and certain senior executive officers and directors of Homeplex to extend the exercise period after an optionee ceases to be a director or employee of Homeplex from three months to two years after cessation of employment or service as a director (the "Stock Option Extension").

     (6) To transact such other business that may properly come before the Annual Meeting and any adjournments thereof.

     A summary of the basic terms and conditions of the Merger and certain financial and other information relating to each of Homeplex and the Monterey Merging Companies is set forth in the accompanying Proxy Statement/Prospectus, which you should read carefully.

IN ORDER THAT YOUR SHARES OF HOMEPLEX COMMON STOCK MAY BE REPRESENTED AT THE ANNUAL MEETING, YOU ARE URGED TO PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. You may, of course, attend the Annual Meeting and vote in person even if you have returned a proxy.

                                            Sincerely,

                                            Alan D. Hamberlin, Chairman of the
                                            Board and Chief Executive Officer

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION
                      5333 NORTH SEVENTH STREET, SUITE 219
                             PHOENIX, ARIZONA 85014

                             ---------------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of Homeplex Mortgage Investments Corporation:

     NOTICE IS HEREBY GIVEN that the 1996 Annual Meeting (the "Annual Meeting") of the stockholders of Homeplex Mortgage Investments Corporation ("Homeplex") will be held on December 18, 1996, at 8:00 a.m. local time, at The Wigwam Resort Hotel, Litchfield Park, Arizona 85340 for the following purposes:

THE MERGER AND RELATED TRANSACTIONS

     (1) To consider and act upon a proposal to approve (a) the merger of each of Monterey Homes Arizona II, Inc. and Monterey Homes Construction II, Inc. (collectively, the "Monterey Merging Companies") with and into Homeplex, with Homeplex surviving and becoming the parent corporation of the Monterey Merging Companies' subsidiaries (the "Merger"), and (b) the transactions related to the Merger, including the issuance of up to approximately 4.7 million shares of Homeplex's common stock, $.01 par value ("Homeplex Common Stock"). The terms and conditions of the Merger and the transactions related thereto are set forth in the Agreement and Plan of Reorganization (the "Merger Agreement"), dated September 13, 1996 by and among Homeplex, the Monterey Merging Companies and William W. Cleverly and Steven J. Hilton, the two stockholders of the Monterey Merging Companies (collectively, the "Monterey Stockholders").

     As a result of the Merger, Homeplex will terminate its status as a real estate investment trust and will be primarily engaged in the residential single-family homebuilding business. The existing assets of Homeplex are to be converted into cash over time and reinvested in homebuilding operations. The existing directors (other than Alan D. Hamberlin) and officers of Homeplex will resign and the two Monterey Stockholders will enter into employment agreements to be the new Co-Chief Executive Officers of Homeplex, with Mr. Cleverly serving as Chairman and Mr. Hilton serving as President, and will also enter into related stock option agreements, pursuant to which each of the Monterey Stockholders will be issued six-year options for 500,000 shares of Homeplex Common Stock, and registration rights agreements with Homeplex.

     As consideration for the Merger, the Monterey Stockholders will receive a combination of (a) shares of Homeplex Common Stock to be issued on the effective date of the Merger, the amount of which shall be determined by the fully diluted book value per share of Homeplex Common Stock on the effective date of the Merger (the "Exchange Shares"), and (b) up to 800,000 shares of Homeplex Common Stock to be issued after the effective date of the Merger if Homeplex Common Stock achieves certain average trading price thresholds during a 5-year period following the Merger, provided that at the time of any issuance such stockholder is employed by Homeplex (the "Contingent Shares"). Cash may be paid in lieu of a limited number of shares of Homeplex Common Stock under certain conditions. Approximately 16.5% of the Exchange Shares and the Contingent Shares will be held in escrow for release or issuance upon the exercise of warrants for common stock of the Monterey Merging Companies that will be converted into warrants for Homeplex Common Stock on the effective date of the Merger. Neither the trading price thresholds nor the employment restrictions for the Contingent Shares will apply to shares allocable to such warrants.

     As a consequence of the Merger, the stockholders and warrantholders of the Monterey Merging Companies will own approximately 29% of Homeplex Common Stock outstanding immediately following the Merger, and approximately 33% if all Contingent Shares are issued.

     (2) To consider and act upon a proposal to amend the Articles of Incorporation of Homeplex to (a) change Homeplex's name to "Monterey Homes Corporation," (b) reclassify and change each share of Homeplex Common Stock issued and outstanding into one-third of a share of Homeplex Common Stock,

(c) amend and make more strict the restrictions on the transfer of Homeplex Common Stock to preserve Homeplex's federal income tax net operating loss carryforward, and (d) provide for a classified Board of Directors with one class of directors being elected for a two-year term (the "Class I Directors") and the other class of directors (the "Class II Directors") being elected for a one-year term (the "Charter Amendment").

     (3) To elect (a) a five-member classified Board of Directors consisting of an existing director of Homeplex, the Monterey Stockholders and two other persons nominated by the Monterey Stockholders (collectively, the "Nominees") to hold office upon the effectiveness of the Merger to the end of their respective terms and until their successors are elected, and (b) a five-member non-classified Board of Directors to hold office until the Merger is consummated, or if for any reason the Merger is not consummated, to the next annual meeting and until their successors are elected.

IN ORDER FOR THE MERGER TO BE CONSUMMATED, THE APPROVAL OF EACH OF THE MERGER AND THE RELATED TRANSACTIONS AND THE CHARTER AMENDMENT IS REQUIRED, AS WELL AS THE ELECTION OF THE NOMINEES AS THE CLASS I AND CLASS II DIRECTORS, AS APPLICABLE, TO HOLD OFFICE UPON THE EFFECTIVENESS OF THE MERGER. SUCH ITEMS OF BUSINESS WILL NOT BE DEEMED APPROVED UNLESS ALL ARE APPROVED.

OTHER PROPOSALS TO BE PRESENTED

     (4) To consider and act upon a proposal to approve the issuance of stock options covering 750,000 shares of Homeplex Common Stock to Alan D. Hamberlin, a director and Chief Executive Officer of Homeplex, pursuant to an existing employment agreement and related stock option agreement between Alan D. Hamberlin and Homeplex (the "Hamberlin Stock Options"). If the Hamberlin Stock Options are not approved at the Annual Meeting, phantom stock rights covering 750,000 shares of Homeplex Common Stock that were conditionally granted to Mr. Hamberlin will become effective (the "Hamberlin PSRs"). The main economic difference is that upon exercise the Hamberlin PSRs will require a cash payment to Mr. Hamberlin in an amount per share equal to the excess of the fair market value of Homeplex Common Stock on the date of exercise over $1.50, whereas the Hamberlin Stock Options will require only the issuance of stock. In addition, if the Hamberlin PSRs become effective, they will have a material adverse effect on the future earnings of Homeplex if the trading price of Homeplex Common Stock remains substantially above $1.50 per share because on the date of effectiveness, the excess of the fair market value of Homeplex Common Stock over $1.50 will be required to be charged to Homeplex's earnings, with additional future charges required if the trading price continues to increase.

     (5) To consider and act upon a proposal to approve amendments to Homeplex's existing stock option plan and related stock option agreements between Homeplex and certain senior executive officers and directors of Homeplex to extend the exercise period after an optionee ceases to be a director or employee of Homeplex from three months to two years after cessation of employment or service as a director (the "Stock Option Extension").

     (6) To transact such other business that may properly come before the Annual Meeting and any adjournments thereof.

     The foregoing items of business are more fully described in the Proxy Statement/Prospectus accompanying this Notice.

     AFTER CAREFUL CONSIDERATION OF THE TERMS AND CONDITIONS OF THE MERGER AND RELATED TRANSACTIONS, THE CHARTER AMENDMENT, THE HAMBERLIN STOCK OPTIONS AND THE STOCK OPTION EXTENSION, THE BOARD OF DIRECTORS HAS DETERMINED THAT SUCH PROPOSALS ARE IN THE BEST INTERESTS OF HOMEPLEX AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED EACH OF THE MERGER AND THE RELATED TRANSACTIONS, THE CHARTER AMENDMENT, THE HAMBERLIN STOCK OPTIONS AND THE STOCK OPTION EXTENSION AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE ABOVE PROPOSALS.

     As of November 6, 1996, there were 9,716,517 shares of Homeplex Common Stock issued and outstanding. The presence in person or by proxy of the holders of a majority of the outstanding shares of Homeplex Common Stock is necessary to constitute a quorum at the Annual Meeting. If a quorum is present in person or by proxy, (i) the affirmative vote by the holders of at least a majority of the outstanding shares of Homeplex Common Stock is required to approve the Merger and related transactions and the Charter Amendment, (ii) a plurality of votes cast is required to elect each director, and (iii) the affirmative vote of a majority of the total votes cast at the Annual Meeting is required to approve the Hamberlin Stock Options and the Stock Option Extension.

     Only stockholders of record as of the close of business on November 6, 1996 will be entitled to notice of and to vote at the Annual Meeting and any adjournment thereof.

                                            By order of the Board of Directors,

                                            Jay R. Hoffman, President, Secretary
                                            and Treasurer

Phoenix, Arizona
November 12, 1996

     YOU ARE URGED TO READ THE ATTACHED PROXY STATEMENT/PROSPECTUS, WHICH CONTAINS INFORMATION RELEVANT TO THE ACTIONS TO BE TAKEN AT THE ANNUAL MEETING. IN ORDER TO ASSURE THE PRESENCE OF A QUORUM, WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, EACH STOCKHOLDER IS URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. A STOCKHOLDER OF HOMEPLEX WHO EXECUTES AND RETURNS A PROXY HAS THE POWER TO REVOKE IT AT ANY TIME BEFORE IT IS VOTED BY PROVIDING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF HOMEPLEX, BY SUBMITTING A SUBSEQUENT PROXY OR BY VOTING IN PERSON AT THE ANNUAL MEETING. THE GIVING OF A PROXY DOES NOT AFFECT A STOCKHOLDER'S RIGHT TO ATTEND AND VOTE IN PERSON AT THE ANNUAL MEETING. HOWEVER, A STOCKHOLDER'S PRESENCE AT THE ANNUAL MEETING WITHOUT FURTHER ACTION WILL NOT REVOKE THE STOCKHOLDER'S PROXY.

                           PROXY STATEMENT/PROSPECTUS
                             GENERAL INFORMATION OF
                 HOMEPLEX MORTGAGE INVESTMENTS CORPORATION FOR
                      1996 ANNUAL MEETING OF STOCKHOLDERS

    This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Board of Directors of Homeplex Mortgage Investments Corporation, a Maryland corporation ("Homeplex"), for use at the 1996 Annual Meeting of Stockholders of Homeplex (the "Annual Meeting") to be held on December 18, 1996, at The Wigwam Resort Hotel, Litchfield Park, Arizona 85340, at 8:00 a.m. local time, or any adjournments or postponements thereof.

    At the Annual Meeting, Homeplex stockholders will consider and vote upon a proposal to approve (a) the merger of Monterey Homes Arizona II, Inc., an Arizona corporation ("MHA-II"), and Monterey Homes Construction II, Inc., an Arizona corporation ("MHC-II") (MHA-II and MHC-II are collectively referred to as the "Monterey Merging Companies," and the Monterey Merging Companies and their subsidiaries are collectively referred to herein as "Monterey"), with and into Homeplex, with Homeplex surviving and becoming the parent corporation of the Monterey Merging Companies' subsidiaries (the "Merger"), and (ii) the transactions related to the Merger, including the issuance of up to approximately 4,700,000 shares of Homeplex's common stock, $.01 par value ("Homeplex Common Stock"). The terms and conditions of the Merger and the transactions related thereto are set forth in the Agreement and Plan of Reorganization (the "Merger Agreement") among Homeplex, the Monterey Merging Companies and William W. Cleverly and Steven J. Hilton, the two stockholders of the Monterey Merging Companies (collectively, the "Monterey Stockholders").

    As a result of the Merger, Homeplex will terminate its status as a real estate investment trust (a "REIT") and will be primarily engaged in the residential single-family homebuilding business. The existing assets of Homeplex are to be converted into cash over time and reinvested in homebuilding operations. The existing directors (other than Alan D. Hamberlin) and officers of Homeplex will resign and the two Monterey Stockholders will enter into employment agreements pursuant to which Mr. Cleverly will serve as Co-Chief Executive Officer and Chairman and Mr. Hilton will serve as Co-Chief Executive Officer and as President, and will also enter into related stock option agreements, pursuant to which each of the Monterey Stockholders will be issued six-year options for 500,000 shares of Homeplex Common Stock, and registration rights agreements with Homeplex.

    As consideration for the Merger, the Monterey Stockholders will receive a combination of (i) shares of Homeplex's common stock, $.01 par value per share ("Homeplex Common Stock") to be issued on the effective date of the Merger, the amount of which shall be determined by the fully diluted book value per share of Homeplex Common Stock on the effective date of the Merger (the "Exchange Shares"), and (ii) up to 800,000 contingent shares of Homeplex Common Stock to be issued if the Homeplex Common Stock achieves certain average trading prices during a five-year period following the Merger, provided that at the time of any issuance such stockholder is employed by Homeplex (the "Contingent Shares"). Approximately 16.5% of each of the Exchange Shares and the Contingent Shares will be held in escrow for release or issuance upon the exercise of warrants for common stock of the Monterey Merging Companies that will be converted into warrants for Homeplex Common Stock on the effective date of the Merger. Neither the trading price thresholds nor the employment restrictions for the Contingent Shares will apply to shares allocable to such warrants. Cash may be paid in lieu of a limited number of shares of Homeplex Common Stock under certain circumstances. See "The Merger and Related Transactions."

    On May 31, 1996, the day prior to the first public announcement with respect to the Merger, the closing sale price of Homeplex Common Stock on the New York Stock Exchange (the "NYSE") was $1 7/8 per share. On November 6, 1996, the closing sale price of Homeplex Common Stock on the NYSE was $2 3/8 per share. As a consequence of the Merger, the stockholders and warrantholders of the Monterey Merging Companies will own approximately 29% of Homeplex Common Stock outstanding immediately following the Merger and 33% if all Contingent Shares are issued. Subject to stockholder approvals, the closing of the Merger will occur promptly after the satisfaction of the conditions precedent contained in the Merger Agreement, but in no event earlier than December 31, 1996.

    This Proxy Statement/Prospectus also constitutes Homeplex's 1995 Annual Report to Stockholders.

    This Proxy Statement/Prospectus also constitutes the prospectus of Homeplex that is part of the Registration Statement on Form S-4 of Homeplex filed with the Securities and Exchange Commission with respect to the issuance of up to approximately 4.7 million shares of Homeplex Common Stock to be issued in connection with the Merger.

     SEE "RISK FACTORS" BEGINNING ON PAGE 23 OF THIS PROXY STATEMENT/PROSPECTUS FOR A DISCUSSION OF CERTAIN MATTERS WHICH SHOULD BE CONSIDERED BY THE STOCKHOLDERS OF HOMEPLEX WITH RESPECT TO THE MERGER.

    All information regarding Homeplex in this Proxy Statement/Prospectus has been supplied by Homeplex and all information regarding Monterey in this Proxy Statement/Prospectus has been supplied by Monterey.

    This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Homeplex on or about November 12, 1996.

   NEITHER THIS TRANSACTION NOR THE SECURITIES OF HOMEPLEX TO BE ISSUED IN
     CONNECTION WITH THE MERGER HAVE BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
              OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                      ACCURACY OR ADEQUACY OF THIS PROXY
                          STATEMENT/PROSPECTUS. ANY
                            REPRESENTATION TO THE
                            CONTRARY IS A CRIMINAL
                                   OFFENSE.

                             ---------------------

       The date of this Proxy Statement/Prospectus is November 12, 1996.

                             AVAILABLE INFORMATION

     Homeplex is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by Homeplex with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web Site is "http://www.sec.gov." Homeplex Common Stock is listed on the NYSE. Reports and other information concerning Homeplex can also be inspected at the offices of the NYSE, 30 Broad Street, New York, New York 10005.

     Homeplex has filed with the Commission a Registration Statement on Form S-4 covering the shares of Homeplex Common Stock to be issued in connection with the Merger and the related transactions (the "Registration Statement"). This Proxy Statement/Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, including the schedules and exhibits filed as a part thereof or incorporated by reference therein. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit hereto or as otherwise filed with the Commission. The Registration Statement and the exhibits and schedules thereto may be inspected, without charge, and copies thereof may be obtained at prescribed rates, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                           FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus contains forward looking statements. Additional written or oral forward looking statements may be made by Homeplex from time to time in filings with the Commission or otherwise. Such forward looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. Such statements may include, but not be limited to, projections of revenues, income, or loss, capital expenditures, plans for future operations, financing needs or plans, and plans relating to products or services of Homeplex, as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements, which speak only as of the date the statement was made. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this Proxy Statement/ Prospectus, including those contained in the section entitled "Risk Factors" and in the section entitled "Selected Financial Data," describe factors, among others, that could contribute to or cause such differences.

                             ---------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR A SOLICITATION OF A PROXY FROM ANY PERSON, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES MADE UNDER THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF HOMEPLEX OR MONTEREY AT ANY TIME SUBSEQUENT TO THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION
                           PROXY STATEMENT/PROSPECTUS

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
GENERAL INFORMATION OF HOMEPLEX MORTGAGE INVESTMENTS
  CORPORATION FOR 1996 ANNUAL MEETING OF STOCKHOLDERS...............................
AVAILABLE INFORMATION...............................................................
FORWARD-LOOKING STATEMENTS..........................................................
SUMMARY.............................................................................
  The Companies.....................................................................
  The Annual Meeting................................................................
  The Merger and Related Transactions...............................................
  Other Proposals to be Presented...................................................
  Selected Historical Financial Data................................................
  Selected Unaudited Pro Forma Condensed Combined Financial Data....................
  Comparative Per Share Data -- Historical and Pro Forma............................
  Market Price Data for Homeplex Common Stock.......................................
  Dividends and Distributions.......................................................
  Board of Directors' Recommendation................................................
RISK FACTORS........................................................................
  Risk Factors of the Merger........................................................
  Risk Factors of Monterey..........................................................
  Risk Factors of Homeplex..........................................................
THE ANNUAL MEETING..................................................................
  General...........................................................................
  Proposals to be Considered at the Annual Meeting..................................
  Record Date; Voting at the Meeting; Vote Required.................................
  Revocability of Proxies...........................................................
  Solicitation of Proxies...........................................................
  Objecting Stockholders' Rights....................................................
THE MERGER AND RELATED TRANSACTIONS.................................................
  Background of the Merger..........................................................
  Reasons for the Merger............................................................
  Board of Directors' Recommendation for the Merger.................................
  Opinion of Financial Advisor to Homeplex..........................................
  Description of the Merger.........................................................
  Merger Consideration..............................................................
  Distributions.....................................................................
  Effective Date....................................................................
  Conversion and Exchange of Stock Certificates.....................................
  Charter Amendment.................................................................
  NOL Carryforward..................................................................
  Termination of REIT Status........................................................
  Senior Subordinated Notes.........................................................
  Monterey Credit Facilities........................................................
  Operations and Executive Officers of Homeplex After the Merger; Future Stock
     Options........................................................................
  Registration Rights and Listing...................................................
  Merger Agreement..................................................................
  Monterey Stockholder Agreements...................................................
  Governmental and Regulatory Approvals.............................................

                                                                                        PAGE
                                                                                        ----
  Accounting Treatment..............................................................
  Certain Federal Income Tax Consequences...........................................
ELECTION OF BOARD OF DIRECTORS......................................................
  Overview..........................................................................
  Nominees for the Board of Directors...............................................
  1995 Meetings of the Board of Directors...........................................
  Committees of the Board of Directors..............................................
  Compensation of Directors.........................................................
  Board of Directors' Report on Executive Compensation..............................
  Compensation Committee Interlocks and Insider Participation.......................
  Performance Graph.................................................................
SELECTED FINANCIAL DATA.............................................................
  Unaudited Pro Forma Condensed Combined Financial Data.............................
  Pro Forma Capitalization..........................................................
  Homeplex Historical Consolidated Financial Data...................................
  Homeplex Management's Discussion and Analysis of Financial Condition and Results
     of Operations..................................................................
  Monterey Historical Combined Financial Data.......................................
  Monterey Management's Discussion and Analysis of Financial Condition and Results
     of Operations..................................................................
HOMEPLEX BUSINESS DESCRIPTION.......................................................
  Overview..........................................................................
  Real Estate Loans.................................................................
  Mortgage Assets...................................................................
  Other Policies....................................................................
  Capital Resources.................................................................
HOMEPLEX MANAGEMENT.................................................................
  Executive Officers................................................................
  Executive Compensation............................................................
  Hamberlin Agreements and Other Employment Agreements..............................
  Stock Option Plan.................................................................
  Retirement Account................................................................
  Principal Stockholders............................................................
  Certain Relationships and Related Transactions....................................
MONTEREY BUSINESS DESCRIPTION.......................................................
  Overview..........................................................................
  Industry..........................................................................
  Business Strategy.................................................................
  Markets and Products..............................................................
  Land Acquisition and Development..................................................
  Construction......................................................................
  Marketing and Sales...............................................................
  Backlog...........................................................................
  Customer Financing................................................................
  Customer Relations and Quality Control............................................
  Competition and Market Factors....................................................
  Government Regulation and Environmental Matters...................................
  Bonds and Other Obligations.......................................................
  Employees and Subcontractors......................................................
  Properties........................................................................
  Litigation........................................................................

                                                                                        PAGE
                                                                                        ----
MONTEREY MANAGEMENT.................................................................
  Directors and Executive Officers..................................................
  Executive Compensation............................................................
  Compensation and Director Fees....................................................
  Principal Stockholders............................................................
  Certain Relationships and Related Transactions....................................
COMPARATIVE RIGHTS OF STOCKHOLDERS OF HOMEPLEX AND MONTEREY.........................
AFFILIATES' RESTRICTION ON SALE OF HOMEPLEX COMMON STOCK............................
LEGAL MATTERS.......................................................................
EXPERTS.............................................................................
INDEPENDENT AUDITORS................................................................
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.............................
STOCKHOLDER PROPOSALS FOR 1997 ANNUAL MEETING.......................................
INDEX TO FINANCIAL STATEMENTS.......................................................
APPENDICES:
  Appendix A -- Agreement and Plan of Reorganization
  Appendix B -- Form of Articles of Merger, including the Charter Amendment
  Appendix C -- Form of Monterey Stockholder Agreements
  Appendix D -- Hamberlin Agreements
  Appendix E -- Fairness Opinion of Financial Advisor to Homeplex

                                    SUMMARY

     The following summary of certain information contained elsewhere in this Proxy Statement/Prospectus is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Proxy Statement/Prospectus and the documents incorporated herein by reference and the Appendices attached hereto. The information contained in this Proxy Statement/Prospectus with respect to Homeplex and its affiliates has been supplied by Homeplex, and the information with respect to Monterey and its affiliates has been supplied by Monterey. Certain capitalized terms which are used but not defined in this Summary are defined elsewhere in this Proxy Statement/Prospectus.

     The share and per share data regarding Homeplex Common Stock in this Proxy Statement/Prospectus has not been restated to give effect to the proposed one-for-three reverse stock split of Homeplex Common Stock.

                                 THE COMPANIES

     HOMEPLEX MORTGAGE INVESTMENTS CORPORATION. Homeplex Mortgage Investments Corporation, a Maryland corporation ("Homeplex"), is engaged in the business of making short-term and intermediate-term mortgage loans on real property. Homeplex also owns mortgage assets consisting of (i) mortgage instruments, including residential mortgage loans and mortgage certificates representing interests in pools of residential mortgage loans, and (ii) mortgage interests representing the right to receive the net cash flows on mortgage instruments. Homeplex has elected to be taxed as a real estate investment trust (a "REIT"), but by effecting the Merger will terminate its status as a REIT. The principal office of Homeplex is located at 5333 North 7th Street, Suite 219, Phoenix, Arizona 85014 and its telephone number is (602) 265-8541. See "Homeplex Business Description."

     MONTEREY. Monterey Homes Construction II, an Arizona corporation ("MHC-II"), is engaged in the business of purchasing improved lots and purchasing and improving raw land on which it builds single-family, move-up, and semi-custom luxury homes in Scottsdale, Arizona and Tucson, Arizona. MHC-II sells the completed homes to Monterey Homes Arizona II, Inc., an Arizona corporation ("MHA-II"), and MHA-II markets and sells the homes to retail buyers. MHC-II and MHA-II are collectively referred to as the "Monterey Merging Companies." The Monterey Merging Companies have elected to be taxed as Subchapter S-corporations, but by effecting the Merger will terminate their S-corporation status.

     Prior to the Merger, MHC-II will form a wholly-owned subsidiary, Monterey Homes Construction I, Inc., an Arizona corporation ("MHC-I"), into which it will contribute all of its assets, liabilities and obligations, and MHA-II will form a wholly-owned subsidiary, Monterey Homes Arizona I, Inc., an Arizona corporation ("MHA-I"), into which it will contribute all of its assets, liabilities and obligations. The Monterey Merging Companies, MHC-I and MHA-I are collectively and individually referred to as "Monterey." The principal executive office of Monterey is located at 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250, and its telephone number is (602) 998-8700. See "Monterey Business Description."

                               THE ANNUAL MEETING

     The 1996 Annual Meeting of Stockholders of Homeplex (the "Annual Meeting") will be held on December 18, 1996 at The Wigwam Resort Hotel, Litchfield Park, Arizona 85340, commencing at 8:00 a.m., local time, for the purpose of considering and acting upon the following proposals.

THE MERGER AND RELATED TRANSACTIONS.

     (1) To approve (a) the merger of the Monterey Merging Companies with and into Homeplex, with Homeplex surviving and becoming the parent corporation of MHC-I and MHA-I (the "Merger"), and (b) the transactions related to the Merger, including the issuance of up to approximately 4.7 million shares of Homeplex's common stock, $.01 par value per share ("Homeplex Common Stock"), to William J. Cleverly and Steven J. Hilton, the two stockholders of the Monterey Merging Companies (collectively, the "Monterey

Stockholders"). The terms and conditions of the Merger and the transactions related thereto are set forth in the Agreement and Plan of Reorganization (the "Merger Agreement"), dated September 13, 1996 among Homeplex, the Monterey Merging Companies and the Monterey Stockholders.

     (2) To approve an amendment to Homeplex's Articles of Incorporation to, among other things, (a) change Homeplex's name to "Monterey Homes Corporation,"
(b) reclassify and change each share of Homeplex Common Stock issued and outstanding into one-third of a share of Homeplex Common Stock, (c) amend and make more strict the restrictions on the transfer of Homeplex Common Stock to preserve Homeplex's net operating loss carryforward and (d) provide for a classified Board of Directors, with one class being elected for a two-year term (the "Class I Directors"), and the other class of directors (the "Class II Directors") being elected for a one-year term (the "Charter Amendment").

     (3) To elect (a) a five-member classified Board of Directors consisting of an existing director of Homeplex, the Monterey Stockholders and two other persons nominated by the Monterey Stockholders (collectively, the "Nominees") to hold office upon the effectiveness of the Merger to the next annual meeting and until their successors are elected, and (b) a five-member non-classified Board of Directors to hold office until the Merger is consummated or if for any reason the Merger is not consummated, to the next annual meeting and until their successors are elected.

IN ORDER FOR THE MERGER TO BE CONSUMMATED, THE APPROVAL OF EACH OF THE MERGER AND THE TRANSACTIONS RELATED THERETO AND THE CHARTER AMENDMENT ARE REQUIRED, AS WELL AS THE ELECTION OF THE NOMINEES TO THE CLASSIFIED BOARD OF DIRECTORS. SUCH ITEMS OF BUSINESS WILL NOT BE DEEMED APPROVED UNLESS ALL ARE APPROVED.

OTHER PROPOSALS TO BE PRESENTED.

     (4) To approve the issuance of stock options covering 750,000 shares of Homeplex Common Stock to Alan D. Hamberlin, a director and the Chief Executive Officer of Homeplex, pursuant to an existing employment agreement and related stock option agreement between Homeplex and Alan D. Hamberlin (the "Hamberlin Stock Options"). If the Hamberlin Stock Options are not approved at the Annual Meeting, phantom stock rights covering 750,000 shares of Homeplex Common Stock conditionally granted to Mr. Hamberlin will become effective (the "Hamberlin PSRs"). The main economic difference is that upon exercise the Hamberlin PSRs will require a cash payment to Mr. Hamberlin in an amount per share equal to the excess of the fair market value of Homeplex Common Stock on the date of exercise over $1.50, whereas the Hamberlin Stock Options will require only the issuance of stock. In addition, if the Hamberlin PSRs become effective, they will have a material adverse effect on the future earnings of Homeplex if the trading price of Homeplex Common Stock remains substantially above $1.50 because on the date of effectiveness, the excess of the fair market value of Homeplex Common Stock over $1.50 will be required to be charged to Homeplex's earnings, with additional future charges required if the trading price continues to increase.

     (5) To approve amendments to Homeplex's existing stock option plan and related stock option agreements between Homeplex and certain senior executive officers and directors of Homeplex to extend the exercise period after an optionee ceases to be a director or employee of Homeplex from three months to two years after cessation of employment or service as a director (the "Stock Option Extension").

     (6) To transact such other business that may properly come before the Annual Meeting and any adjournments thereof.

     Only holders of record of Homeplex Common Stock at the close of business on November 6, 1996 will be entitled to vote at the Annual Meeting. As of November 6, 1996, there were 9,716,517 shares of Homeplex Common Stock issued and outstanding, all of which are entitled to vote.

     The presence in person or by proxy of the holders of a majority of outstanding shares of Homeplex Common Stock is necessary to constitute a quorum at the Annual Meeting. If a quorum is present in person or by proxy, (i) the affirmative vote of the holders of at least a majority of the outstanding shares of Homeplex Common Stock is required in order to approve the Merger and the transactions related thereto and the

Charter Amendment, (ii) a plurality of the votes cast is required to elect each director, and (iii) the affirmative vote of a majority of the total votes cast at the Annual Meeting is required to approve the Hamberlin Stock Options and the Stock Option Extension. See "The Annual Meeting."

                      THE MERGER AND RELATED TRANSACTIONS

     GENERAL. On September 13, 1996, the Monterey Merging Companies, the Monterey Stockholders and Homeplex entered into the Merger Agreement pursuant to which the parties set forth the terms and conditions of the Merger. Upon consummation of the Merger, Homeplex will be primarily engaged in the residential single-family homebuilding business and the existing assets of Homeplex are to be converted into cash over time and reinvested in homebuilding operations. A copy of the Merger Agreement is attached hereto as Appendix A. See "The Merger and Related Transactions -- The Merger Agreement."

     MERGER CONSIDERATION. In the event the proposed one-for-three reverse stock split is effected, all per share calculations used to calculate the Merger Consideration (as hereinafter defined) shall be proportionately adjusted, as nearly as practicable.

     Exchange Shares. Pursuant to the Merger Agreement, each of the Monterey Stockholders will receive as merger consideration, a number of shares of Homeplex Common Stock (the "Exchange Shares") equal to (i) $2.5 million, which is the anticipated pro forma book value of Monterey on the effective date of the Merger after giving effect to certain adjustments contemplated in the Merger Agreement, multiplied by (ii) a factor of 3.0, and divided by (iii) the fully diluted book value per share of Homeplex Common Stock on the effective date of the Merger. Cash may be paid in lieu of a limited number of shares of Homeplex Common Stock to the extent necessary to preserve Homeplex's federal income tax net operating loss carryforward. Although the Exchange Shares will be issued in the name of the Monterey Stockholders, approximately 16.5% of the Exchange Shares will be held in escrow by Homeplex for issuance to holders of outstanding warrants to purchase 400,000 shares of common stock of the Monterey Merging Companies (the "Warrantholders"), which warrants will be converted on the effective date of the Merger into warrants to purchase Homeplex Common Stock (the "Homeplex Warrants"), with an exercise price expected to range from approximately $1.30 to $1.70 per share. The exercise price paid upon exercise of any Homeplex Warrants will be paid to the Monterey Stockholders, and upon expiration of the unexercised Homeplex Warrants, any Exchange Shares remaining in escrow will be released to the Monterey Stockholders. See "The Merger and Related Transactions -- Merger Consideration."

     Contingent Shares. In addition to the Exchange Shares, Homeplex has agreed to issue up to 800,000 shares of contingent Homeplex Common Stock (the "Contingent Shares") to the Monterey Stockholders if certain Homeplex Common Stock average trading price thresholds are reached during the five-year period following the effective date of the Merger, provided that at the time of any issuance, such Monterey Stockholder is employed by Homeplex. The Contingent Shares will be issued as follows: (i) if the closing price of the Homeplex Common Stock (the "Homeplex Stock Price") on the New York Stock Exchange (the "NYSE") averages $1.75 or more for twenty consecutive trading days, 134,828 Contingent Shares will be issued, but only after the first anniversary date of the Merger, (ii) if the Homeplex Stock Price averages $2.50 or more for twenty consecutive trading days, an additional 266,666 Contingent Shares will be issued, but only after the second anniversary date of the Merger, and (iii) if the Homeplex Stock Price averages $3.50 or more for twenty consecutive trading days, the remaining 266,666 Contingent Shares will be issued, but only after the third anniversary date of the Merger. Approximately 16.5% of the Contingent Shares, which is 131,840 Contingent Shares, will be issued to the Warrantholders upon exercise of the Homeplex Warrants without regard to the trading price targets or employment requirements. The exercise price paid upon the exercise of any Homeplex Warrants will be paid to the Monterey Stockholders, and upon expiration of the unexercised Homeplex Warrants, any of the remaining 131,840 Contingent Shares will be issued to the Monterey Stockholders. The Exchange Shares and the Contingent Shares are collectively referred to as the "Merger Consideration." See "The Merger and Related Transactions -- Merger Consideration."

     Indemnification Fund. Homeplex will retain, as an indemnification fund, a portion of the Exchange Shares with a value of $500,000 as security for the indemnification obligations in favor of Homeplex provided under the Merger Agreement. Cash can be deposited with Homeplex at any time by the Monterey Stockholders to replace all or any portion of the Exchange Shares in the indemnification fund. Subject to certain restrictions, any amounts remaining in the indemnification fund will be released to the Monterey Stockholders on the second anniversary of the effective date of the Merger. See "The Merger and Related Transactions -- Merger Consideration" and "The Merger and Related Transactions -- Merger Agreement -- Indemnification Fund."

     DISTRIBUTIONS. Prior to the execution of the Merger Agreement, Monterey declared and made distributions to the Monterey Stockholders in accordance with the S-corporation rules of the Internal Revenue Code of 1986, as amended (the "Code") in an amount equal to the Monterey Stockholders' estimated income tax liability associated with the Monterey Merging Companies S-corporation tax status for the 1996 calendar year (the "Tax Distribution"). In addition, Monterey declared and made distributions to the Monterey Stockholders designed to reduce the book value of Monterey as of the effective date of the Merger to $2.5 million (the "Retained Earnings Distribution"). The Retained Earnings Distribution and the Tax Distribution aggregated approximately $9.5 million and are collectively referred to as the "Distributions." See "The Merger and Related Transactions -- Distributions."

     MONTEREY STOCKHOLDER AGREEMENTS. In connection with the Merger, each of the Monterey Stockholders will enter into employment agreements pursuant to which Mr. Cleverly will serve as Co-Chief Executive Officer and Chairman and Mr. Hilton will serve as Co-Chief Executive Officer and President (collectively, the "Employment Agreements"), each with a term expiring on December 31, 2001 and providing for an initial base salary of $200,000 per year (increasing annually by 5% of the prior year's annual base salary). Under the Employment Agreements, Messrs. Cleverly and Hilton will each earn an annual bonus of up to $200,000 based on a percentage of the annual pre-tax consolidated net income of Homeplex. Each of Mr. Cleverly and Mr. Hilton will also enter into stock option agreements and registration rights agreements with Homeplex (collectively with the Employment Agreements, the "Monterey Stockholder Agreements") pursuant to which they each will be granted six-year options to purchase 500,000 shares of Homeplex Common Stock at an exercise price of $1.75 per share, and will be entitled to demand registration rights and incidental registration rights for all of their shares of Homeplex Common Stock. See "The Merger and Related Transactions -- Monterey Stockholder Agreements."

     TERMINATION OF REIT STATUS. If the Merger is consummated on December 31, 1996, Homeplex's election to be a REIT will terminate retroactively effective for the taxable year beginning January 1, 1996. If the Merger is consummated after December 31, 1996, Homeplex will revoke its election to be a REIT effective for the taxable year beginning January 1, 1997. Consequently, during that taxable year Homeplex will be taxed as a regular domestic C-corporation, which is not eligible for tax benefits available to REITs. Homeplex's assets and cash available for distribution to stockholders will therefore be reduced to the extent necessary to pay its resulting tax liability, if any. See "The Merger and Related Transactions -- Termination of REIT Status."

     NOL CARRYFORWARD. Homeplex has a federal income tax net operating loss carryforward of approximately $57 million (the "NOL Carryforward"). It is anticipated that future income taxes paid by Homeplex will be minimized and will consist primarily of state income taxes and the federal alternative minimum tax. See "Selected Financial Data -- Unaudited Pro Forma Condensed Combined Financial Data." This tax loss may be carried forward, with certain restrictions, for up to 14 years to offset future taxable income. Homeplex believes that the NOL Carryforward will be available to the combined entity resulting from the Merger without application of the annual limitations under Section 382 of the Code, although the NOL Carryforward may not be available to offset gains from post-merger sales of certain appreciated assets of Monterey under Section 384 of the Code. See "The Merger and Related Transactions -- NOL Carryforward."

     SENIOR SUBORDINATED NOTES. Prior to the Merger, the liability for the 13% Senior Subordinated Notes due 2001 in the original principal amount of $8 million (the "Notes") was transferred to MHC-II by Monterey Management, Inc., an Arizona corporation that merged with and into MHC-II prior to the execution of the Merger Agreement ("MMI"). Prior to the Merger, MHC-II will transfer its obligations under the Notes to MHC-I. Upon effectuation of the Merger, Homeplex will become a guarantor on the Notes, and will be subject to certain covenants. MHC-I will be the primary obligor on the Notes and under the Indenture governing the Notes (the "Indenture"). Monterey Homes Corporation, an Arizona corporation that merged with and into MHA-II prior to the execution of the Merger Agreement ("MHC"), will transfer its obligations as a guarantor of the Notes to MHA-I, who will continue to be a guarantor on the Notes. See "The Merger and Related Transactions -- Senior Subordinated Notes."

     MONTEREY CREDIT FACILITIES. Monterey has historically obtained a significant portion of its working capital through bank credit facilities secured by substantially all of its real estate under development. At June 30, 1996, Monterey had available $46.1 million of short-term, secured revolving construction loan credit facilities, of which $12.6 million was outstanding. In addition, at June 30, 1996, Monterey had outstanding $11.4 million of secured non-revolving acquisition and development loans which mature at various times from May 1997 to December 1999. The interest rates under these credit facilities range from prime (which was 8.25% at June 30, 1996) plus 0.50% to prime plus 1.0%.

     During August 1996, Monterey entered into an agreement with one of its principal lenders, to borrow up to $7.5 million on an unsecured basis. The loan is payable within one year of its origination with interest at prime plus 0.50%. The proceeds of this loan were used in part to fund the Distributions to the Monterey Stockholders.

     Prior to the effective date of the Merger, Monterey expects to refinance and consolidate substantially all of the above outstanding loans into one revolving construction, acquisition, development and working capital credit facility. It is anticipated that the new credit facility would provide a commitment of approximately $45 million and encumber substantially all of Monterey's real estate under development. The credit facility would have an initial term of two years, bear interest at a range of prime plus 0.25% to prime plus 0.45% and contain various financial covenants. Monterey has received a non-binding terms summary from two of its existing primary lenders to provide this new $45 million credit facility. See "The Merger and Related
Transactions -- Monterey Credit Facilities."

     FRACTIONAL SHARES. No fractional shares of Homeplex Common Stock will be issued in connection with the Merger. The total number of shares of Homeplex Common Stock that the Monterey Stockholders shall have the right to receive pursuant to the Merger Agreement will be rounded up to the nearest whole share of Homeplex Common Stock. See "The Merger and Related Transactions -- Conversion and Exchange of Stock Certificates."

     EFFECTIVE DATE OF THE MERGER. The Merger will become effective upon the filing of the Articles of Merger, which includes the Charter Amendment, with the Secretary of State of the State of Maryland and the Corporation Commission of the State of Arizona (the "Effective Date"). The form of the Articles of Merger is attached hereto as Appendix B (the "Articles of Merger"). Assuming that the requisite stockholder approval of the Merger is obtained, it is anticipated that the Effective Date will occur at the earliest possible date following the satisfaction or waiver of all conditions precedent which is the last business day of a calendar month; provided, however, that in no event shall the Effective Date be prior to December 31, 1996 or, without the consent of the parties thereto, later than March 31, 1997. See "The Merger and Related Transactions -- Effective Date."

     FEDERAL INCOME TAX CONSIDERATIONS. Homeplex and Monterey will receive the opinion of Homeplex's counsel to the effect that (i) the Merger will qualify as a reorganization under Section 368(a) of the Code, (ii) there has not been an "ownership change" of Homeplex within the meaning of Section 382 of the Code prior to the Effective Date, and (iii) the Merger will not cause an "ownership change" of Homeplex within the meaning of Section 382 of the Code to occur on the Effective Date. Assuming the Merger qualifies as a reorganization under
Section 368(a) of the Code, no gain or loss will be recognized by Homeplex or Monterey in connection with the Merger. See "The Merger and Related Transactions -- Certain Federal Income Tax Considerations."

     ACCOUNTING TREATMENT. The Merger will be accounted for as an acquisition of the Monterey Merging Companies by Homeplex, and recorded by Homeplex as a purchase in accordance with generally accepted accounting principles. See "The Merger and Related Transactions -- Accounting Treatment" and "Selected Financial Data -- Unaudited Pro Forma Condensed Combined Financial Data."

     DIRECTOR AND OFFICER RESIGNATIONS AND ELECTIONS. Consummation of the Merger is subject to the condition that all current directors (other than Alan D. Hamberlin) and officers of Homeplex shall have resigned and William W. Cleverly shall have been elected to the offices of Chairman and Co-Chief Executive Officer of Homeplex and Steven J. Hilton shall have been elected to the offices of President and Co-Chief Executive Officer of Homeplex. It is contemplated that following the Merger, the Board of Directors will consist of Alan D. Hamberlin, William W. Cleverly, Steven J. Hilton, Robert G. Sarver and C. Timothy White. See "The Merger and Related Transactions -- Operations and Executive Officers of Homeplex After the Merger; Future Stock Options" and "Election of Board of Directors."

     CONDITIONS TO MERGER. The obligations of Homeplex and the Monterey Merging Companies to consummate the Merger are subject to the satisfaction of certain customary conditions and other conditions, including, without limitation, that
(i) MHC-II shall have formed MHC-I and shall have contributed all of its assets, liabilities and obligations to MHC-I, (ii) MHA-II shall have formed MHA-I and shall have contributed all of its assets, liabilities and obligations to MHA-I,
(iii) shares of Homeplex Common Stock to be issued in connection with the Merger shall have been authorized for listing on the NYSE, subject to notice of issuance, and (iv) the effectiveness of the Registration Statement of which this Proxy Statement/Prospectus is a part. See "The Merger and Related
Transactions -- Merger Agreement -- Conditions to the Obligations of Homeplex" and "The Merger and Related Transactions -- Merger Agreement -- Conditions to the Obligations of Monterey and the Monterey Stockholders."

     RIGHTS OF OBJECTING STOCKHOLDERS. Maryland law does not require that holders of Homeplex Common Stock who object to the Merger and who vote against or abstain from voting in favor of the Merger be afforded any appraisal rights or the right to receive cash for their shares of Homeplex Common Stock. Homeplex does not intend to make available any such rights to its respective stockholders. See "The Annual Meeting -- Objecting Stockholders' Rights."

     TERMINATION AND MODIFICATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated on or before the Effective Date under certain customary circumstances and other circumstances including, without limitation, by either Homeplex or Monterey and the Monterey Stockholders if the Effective Date has not occurred on or prior to March 31, 1997, or such later date as shall have been agreed to by the parties to the Merger Agreement. See "The Merger and Related Transactions -- Merger Agreement -- Waivers, Modification and Termination."

     The Merger Agreement may be modified at any time in any respect by the mutual consent of all of the parties thereto. Any such modification may be approved for Homeplex by its Board of Directors without further stockholder approval and for the Monterey Merging Companies by their respective Board of Directors and the Monterey Stockholders; provided, however, the value or the method of calculating the Merger Consideration may not be increased or materially altered without the consent of the holders of a majority of the outstanding shares of Homeplex Common Stock. See "The Merger and Related Transactions -- Merger Agreement -- Waivers, Modification and Termination of the Merger Agreement."

     TERMINATION FEE UPON COMPETING TRANSACTION. In the event that a party to the Merger Agreement terminates the Merger as a result of any other party's willful breach or willful failure to perform under the Merger Agreement, the breaching party will reimburse the non-breaching party for all fees and expenses incurred by the non-breaching party in connection with the Merger. If a party terminates the Merger Agreement (other than as a result of the other party's willful breach or failure to perform, or if the Effective Date has not occurred prior to March 31, 1997) and then enters into an agreement allowing (i) any merger, consolidation, share exchange, business combination or similar transaction of Homeplex or Monterey, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of Homeplex or Monterey, (iii) any person to acquire beneficial ownership of, or the formation of any group which would beneficially own or have the right to acquire beneficial ownership of 20% or more of the outstanding shares of capital stock of Homeplex or Monterey, or (iv) any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Monterey or Homeplex, or the filing of a registration statement under the Securities Act of 1933, as amended (the "Securities Act") in connection therewith (each, a "Competing Transaction"), within one year after termination of the Merger Agreement, then the terminating party will pay to the other parties a fee in cash equal to 2% of the aggregate value of the Competing Transaction. See "The Merger and Related Transactions -- Merger
Agreement -- Fees and Expenses."

     NO SHOP AGREEMENT. Each of Homeplex and Monterey have agreed that unless and until the Merger Agreement is terminated, it will not (a) initiate or solicit, directly or indirectly, any inquiries, or the making of any proposal or engage in any negotiations with respect to a Competing Transaction, (b) provide to any other person (or have discussions relating to) any information or data relating to Homeplex or Monterey for the purpose of seeking or encouraging a Competing Transaction, or (c) enter into any agreement with any other party with respect to a Competing Transaction. See "The Merger and Related
Transactions -- Merger Agreement -- Covenants of All Parties."

     COMPARATIVE RIGHTS OF STOCKHOLDERS OF HOMEPLEX AND MONTEREY. The rights of the Monterey Merging Companies are currently governed by Arizona law and by their respective Articles of Incorporation and Bylaws. Upon the effectiveness of the Merger, the Monterey Stockholders will become stockholders of Homeplex and their rights as Homeplex stockholders will be governed by Maryland law and by Homeplex's Articles of Incorporation and Bylaws. See "Comparative Rights of Stockholders of Homeplex and Monterey."

     FAIRNESS OPINIONS. The Board of Directors has received an opinion from Rauscher Pierce Refsnes, Inc., financial advisor to Homeplex ("RPR"), to the effect that the Merger Consideration to be paid by Homeplex to the Monterey Stockholders pursuant to the Merger Agreement is fair to the stockholders of Homeplex from a financial point of view. The full text of the written opinion of RPR is attached to this Proxy Statement/Prospectus as Appendix E. See "The Merger and Related Transactions -- Opinion of Financial Advisor to Homeplex."

     CHARTER AMENDMENT. A condition to the Merger is the amendment of Homeplex's Articles of Incorporation, which will, among other things, (i) change Homeplex's name to "Monterey Homes Corporation," (ii) effect a one-for-three reverse stock split of Homeplex's Common Stock, (iii) amend and make more strict the restrictions on the transfer of Homeplex Common Stock to preserve the NOL Carryforward, and (iv) provide for a classified Board of Directors, with one class being elected for a two-year term (the "Class I Directors"), and the other class being elected for a one-year term (the "Class II Directors") (the "Charter Amendment"). The Charter Amendment does not change the terms of the Homeplex Common Stock. The shares of Homeplex Common Stock after giving effect to the one-for-three reverse stock split will have the same voting rights, the same rights to dividends and distribution and will be identical in all other respects to the shares of Homeplex Common Stock now authorized. No fractional interests will be issued, and no fractional share interest will entitle the holder thereof to vote or to exercise any rights of a stockholder. All fractional shares for one-half share or more shall be increased to the next higher whole number of shares and all fractional shares of less than one-half share shall be decreased to the next lower number of whole shares, respectively. See "The Merger and Related Transactions -- Charter Amendment" and "The Merger and Related Transactions -- NOL Carryforward."

     RISK FACTORS. The stockholders of Homeplex are urged to review the matters set forth under "Risk Factors" beginning on Page 23 of this Proxy
Statement/Prospectus.

                        OTHER PROPOSALS TO BE PRESENTED

     HAMBERLIN AGREEMENTS. Alan D. Hamberlin and Homeplex are parties to an Amended and Restated Employment Agreement, dated December 21, 1995 (as amended, the "Hamberlin Employment Agreement"), pursuant to which Mr. Hamberlin shall be employed as the Chief Executive Officer of Homeplex for a three year term. In connection with the Hamberlin Employment Agreement, Homeplex and Mr. Hamberlin entered into a stock option agreement, whereby Homeplex granted Mr. Hamberlin stock options covering 750,000 shares of Homeplex Common Stock (the "Hamberlin Stock Options"), subject to stockholder approval. Simultaneously with the grant of the Hamberlin Stock Options, Homeplex conditionally granted Mr. Hamberlin phantom stock rights covering 750,000 shares of Homeplex Common Stock (the "Hamberlin

PSRs"), which will be issued to Mr. Hamberlin if the Hamberlin Stock Options are not approved at the Annual Meeting. The main economic difference is that upon exercise the Hamberlin PSRs will require a cash payment to Mr. Hamberlin equal to the excess of the fair market value of Homeplex Common Stock on the date of exercise over $1.50, whereas the Hamberlin Stock Options will require only the issuance of stock. In addition, if the Hamberlin PSRs become effective, the Hamberlin PSRs will have a material adverse effect on the future earnings of Homeplex if the trading price of Homeplex Common Stock remains substantially above $1.50 because on the date of effectiveness, the excess of the fair market value of Homeplex Common Stock over $1.50 will be required to be charged to Homeplex's earnings, with additional future charges required if the trading price continues to increase. See "Selected Financial Data -- Unaudited Pro Forma Condensed Combined Financial Data" and "Homeplex Management -- Hamberlin Agreements and Other Employment Agreements."

     STOCK OPTION EXTENSION. Homeplex and certain of its senior executive officers and directors are parties to stock option agreements (collectively, the "Existing Stock Option Agreements") pursuant to which such officers and directors have been issued stock options to purchase up to 437,500 shares of Homeplex Common Stock under Homeplex's existing stock option plan (the "Existing Stock Option Plan"). The Existing Stock Option Plan and Existing Stock Option Agreements provide for an exercise period after an optionee ceases to be a director or employee of Homeplex of three months after cessation of employment or service as a director. To facilitate the Merger, Homeplex's current officers and directors (other than Alan D. Hamberlin) will resign, and in consideration thereof and in light of their past service to Homeplex, the stockholders are being asked to approve the Stock Option Extension at the Annual Meeting to extend such exercise period from three months to two years. See "Homeplex Management -- Stock Option Plan."

                       SELECTED HISTORICAL FINANCIAL DATA

     The following selected historical consolidated financial data of Homeplex and the historical combined financial data of Monterey have been derived from their respective historical financial statements, and should be read in conjunction with such financial statements and notes thereto included elsewhere in this Proxy Statement/Prospectus. The Homeplex unaudited historical consolidated financial statements and the Monterey unaudited historical combined financial statements as of and for the six months ended June 30, 1995 and 1996, have been prepared on the same basis as the historical financial data derived from audited financial statements, and, in the opinion of their respective management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. See "Selected Financial Data."

                HOMEPLEX HISTORICAL CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                            SIX MONTHS ENDED
                                                                  YEARS ENDED DECEMBER 31,                      JUNE 30,
                                                    ----------------------------------------------------    ----------------
                                                     1991        1992        1993       1994       1995      1995      1996
                                                    -------    --------    --------    -------    ------    ------    ------
                                                                                                              (UNAUDITED)
INCOME STATEMENT DATA:
Income (loss) from mortgage assets................  $15,507    $(14,068)   $(21,814)   $(1,203)   $3,564    $2,181    $1,270
Interest expense..................................    4,535       2,750       2,274      1,383       868       478       238
Other expense.....................................    2,945       2,315       1,822      1,938     1,599       905       651
Income (loss) before extraordinary loss/effect of
  accounting change...............................    8,027     (19,133)    (25,910)    (4,524)    1,097       798       381
Cumulative effect of accounting change(1).........       --          --      (6,078)        --        --        --        --
Extraordinary loss(2).............................       --          --          --         --        --        --      (149)
                                                    -------    --------    --------    -------    ------    ------    ------
Net income (loss).................................  $ 8,027    $(19,133)   $(31,988)   $(4,524)   $1,097    $  798    $  232
                                                    =======    ========    ========    =======    ======    ======    ======
Income (loss) per share before effect of
  accounting change/extraordinary loss............  $   .81    $  (1.93)   $  (2.66)   $  (.47)   $  .11    $  .08    $  .04
Cumulative effect of accounting change per
  share...........................................       --          --        (.63)        --        --        --        --
Extraordinary loss per share......................       --          --          --         --        --        --      (.02)
                                                    -------    --------    --------    -------    ------    ------    ------
Net income (loss) per share.......................  $   .81    $  (1.93)   $  (3.29)   $  (.47)   $  .11    $  .08    $  .02
                                                    =======    ========    ========    =======    ======    ======    ======
Cash dividends per share(3).......................  $  1.70    $    .40    $    .03    $   .02    $  .03    $   --    $   --
                                                    =======    ========    ========    =======    ======    ======    ======

                                                                     AT DECEMBER 31,
                                                 --------------------------------------------------------     AT JUNE 30, 1996
                                                   1991        1992        1993        1994        1995       ----------------
                                                 --------     -------     -------     -------     -------       (UNAUDITED)
BALANCE SHEET DATA:
Real estate loans..............................  $     --     $    --     $   320     $ 9,260     $ 4,048         $  3,852
Residual interests.............................   112,988      66,768      17,735       7,654       5,457            4,625
Total assets...................................   121,502      87,063      43,882      31,150      27,816           19,752
Long-term debt.................................    16,450      31,000      19,926      11,783       7,819               --
Total liabilities..............................    43,462      32,357      21,505      13,508       9,368            1,072
Stockholders' equity...........................    78,040      54,706      22,377      17,642      18,448           18,680

---------------

(1) Reflects the cumulative effect of adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

(2)  Reflects extraordinary loss from early extinguishment of long-term debt.

(3) For any taxable year in which Homeplex qualifies and elects to be treated as a REIT under the Code, Homeplex will not be subject to federal income tax on that portion of its taxable income that is distributed to stockholders in or with respect to that year. Regardless of such distributions, however, Homeplex may be subject to tax on certain types of income.

                        MONTEREY COMBINED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                           SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                         JUNE 30,
                                               -------------------------------------------------------    ------------------
                                                  1991         1992       1993       1994       1995       1995       1996
                                               -----------    -------    -------    -------    -------    -------    -------
                                               (UNAUDITED)                                                   (UNAUDITED)
OPERATING STATEMENT DATA:
Total Revenues...............................    $20,365      $35,111    $40,543    $60,941    $71,491    $26,444    $32,417
Cost of sales................................     17,128       29,544     34,664     50,655     60,332     23,050     27,738
Selling, general and administrative
  expense....................................      2,528        3,383      3,267      4,123      4,899      2,205      2,737
                                                 -------      -------    -------    -------    -------    -------    -------
Operating income.............................        709        2,184      2,612      6,163      6,260      1,189      1,942
Other income (expense).......................        (40)          32        (92)       102        141        113         28
                                                 -------      -------    -------    -------    -------    -------    -------
Net earnings.................................    $   669      $ 2,216    $ 2,520    $ 6,265    $ 6,401    $ 1,302    $ 1,970
                                                 =======      =======    =======    =======    =======    =======    =======
Net earnings per share(1)....................    $   .33      $  1.09    $  1.24    $  3.09    $  3.15    $   .64    $   .97
                                                 =======      =======    =======    =======    =======    =======    =======
Cash dividends per share(2)..................    $    --      $   .32    $   .78    $  1.23    $  2.07    $  1.57    $  1.55
                                                 =======      =======    =======    =======    =======    =======    =======

                                                                                                           SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                         JUNE 30,
                                               -------------------------------------------------------    ------------------
                                                  1991         1992       1993       1994       1995       1995       1996
                                               -----------    -------    -------    -------    -------    -------    -------
OPERATING DATA: (UNAUDITED)
Unit sales contracts (net of
  cancellations).............................        108          151        167        243        241        119        133
Units closed.................................         71          133        142        201        239         93        125
Units in backlog at end of period............         57           75        100        142        144        168        152
Aggregate sales value of homes in backlog....    $16,227      $19,970    $30,826    $43,981    $37,891    $49,368    $45,985
Average sales price per home closed..........    $   287      $   264    $   285    $   299    $   284    $   297    $   302

                                                                     AT DECEMBER 31,
                                               ------------------------------------------------------------       AT JUNE 30,
                                                 1991         1992         1993         1994         1995            1996
                                               --------     --------     --------     --------     --------       -----------
                                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Real estate under development................    $7,168       $9,553      $13,736      $17,917      $33,929          $43,773
Total assets.................................     8,958       12,366       19,227       28,820       42,654           48,450
Notes payable................................     3,221        3,463        7,632       12,255       24,316           32,075
Stockholders' equity(2)......................       630        2,193        3,121        6,898        9,108            7,943

---------------

(1) Numbers exclude the effect of outstanding warrants to purchase 400,000 shares of common stock of Monterey. Accordingly, for purposes of computing earnings per share, management utilized 2,027,776 weighted average shares outstanding in each period presented. After giving pro forma effect to such warrants as if they had been exercisable, net income per share at June 30, 1995 and 1996 would have been $.54 and $.81, respectively. Due to Monterey's status as an S-corporation for federal income tax purposes, Monterey is not subject to federal income tax, rather the Monterey Stockholders are taxed directly on the net income of Monterey.

(2) The historical combined financial data set forth in the preceding tables do not reflect the Distributions, totaling approximately $9.5 million made by Monterey prior to entering into the Merger Agreement, but subsequent to June 30, 1996. See "Selected Financial Data -- Unaudited Pro Forma Condensed Combined Financial Data" and "The Merger and Related
    Transactions -- Distributions."

         SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     The Unaudited Pro Forma Condensed Combined Income Statement Data set forth below presents the results of operations of the combined entity, assuming the Merger occurred on January 1, 1995, for the twelve months ended December 31, 1995 and the six months ended June 30, 1996. The Unaudited Pro Forma Condensed Combined Balance Sheet Data set forth below presents the financial position of the combined entity assuming the Merger occurred on June 30, 1996. The Unaudited Pro Forma Condensed Combined Financial Data assumes the Monterey Stockholders received the Distributions prior to the Merger. Adjustments necessary to reflect these assumptions and to restate historical combined balance sheets and results of operations are presented in the Pro Forma Adjustments columns, which are further described in the Notes to Selected Unaudited Pro Forma Condensed Combined Financial Data.

     The historical financial information for Homeplex is derived from the audited consolidated financial statements of Homeplex as of and for the year ended December 31, 1995, and the unaudited consolidated financial statements of Homeplex as of and for the six months ended June 30, 1996. The historical financial information for Monterey is derived from the audited combined financial statements of Monterey as of and for the year ended December 31, 1995, and the unaudited combined financial statements of Monterey as of and for the six months ended June 30, 1996.

     The following information does not purport to present the financial position or results of operations of Homeplex and Monterey had the Merger, the Distributions and the other events assumed therein occurred on the dates specified, nor is it necessarily indicative of the results of operations of Homeplex and Monterey as they may be in the future or as they may have been had the Merger and such other events been consummated on the dates shown. The Selected Unaudited Pro Forma Condensed Combined Financial Data is based on certain assumptions and adjustments described in the related Notes to Selected Unaudited Pro Forma Condensed Combined Financial Data and should be read in conjunction with the Merger Agreement, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for each of Homeplex and Monterey, and the audited and unaudited historical financial statements and notes thereto of Homeplex and Monterey included elsewhere in this Proxy Statement/Prospectus.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   MONTEREY
                                    ---------------------------------------                                             PRO
                                                                      AS      HOMEPLEX                PRO FORMA        FORMA
                                    HISTORICAL   ADJUSTMENTS(2)    ADJUSTED   HISTORICAL COMBINED   ADJUSTMENTS(2)    COMBINED
                                    ----------   --------------    --------   --------   --------   --------------    --------
ASSETS:
Real estate under development......  $  43,773      $     --       $ 43,773   $     --   $ 43,773      $     --       $ 43,773
Real estate loans and other
  receivables......................        820            --            820      3,852      4,672            --          4,672
Residual interests.................         --            --             --      4,625      4,625            --          4,625
Cash and cash equivalents..........      1,613          (516)(b)      1,097     10,853     11,950          (780)(b)     11,170
Option deposits....................        972            --            972         --        972            --            972
Other assets.......................      1,272            --          1,272        422      1,694          (750)(c)        944
Deferred tax asset.................         --            --             --         --         --         6,783(c)       6,783
Goodwill...........................         --            --             --         --         --         1,686(c)       1,686
                                     ---------      --------       --------   --------   --------      --------       --------
      Total Assets.................  $  48,450      $   (516)      $ 47,934   $ 19,752   $ 67,686      $  6,939       $ 74,625
                                     =========      ========       ========   ========   ========      ========       ========
LIABILITIES & STOCKHOLDERS' EQUITY:
Accounts payable and accruals......  $   3,452      $     --       $  3,452   $  1,072   $  4,524      $     --       $  4,524
Home sale deposits.................      4,980            --          4,980         --      4,980            --          4,980
Notes payable......................     32,075         5,443(a)      37,518         --     37,518            --         37,518
                                     ---------      --------       --------   --------   --------      --------       --------
Total Liabilities..................     40,507         5,443         45,950      1,072     47,022            --         47,022
                                     ---------      --------       --------   --------   --------      --------       --------
Common stock.......................          5            --              5         99        104            (5)(e)        138
                                                                                                             39(d)
Additional paid-in capital.........          8            --              8     84,046     84,054            (8)(e)     92,930
                                                                                                          8,884(d)
Retained earnings (accumulated
  deficit).........................      7,930        (5,443)(a)      1,971    (65,055)   (63,084)       (1,971)(e)    (65,055)
                                                        (516)(b)
Treasury stock.....................         --            --             --       (410)      (410)           --           (410)
                                     ---------      --------       --------   --------   --------      --------       --------
      Total Stockholders'
         Equity....................      7,943      $ (5,959)         1,984     18,680     20,664         6,939         27,603
                                     ---------      --------       --------   --------   --------      --------       --------
      Total Liabilities and
         Stockholders' Equity......  $  48,450      $   (516)      $ 47,934   $ 19,752   $ 67,686      $  6,939       $ 74,625
                                     =========      ========       ========   ========   ========      ========       ========
Pro forma net book value
  per share........................                                                                                   $   2.00
                                                                                                                      ========
Pro forma common shares
  outstanding......................                                                                                 13,777,000
                                                                                                                    ==========

------------------------------------------------------------------------

See accompanying "Notes to Unaudited Pro Forma Condensed Combined Financial
Data."

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                               HISTORICAL
                                          --------------------                PRO FORMA      PRO FORMA
                                          MONTEREY   HOMEPLEX    COMBINED   ADJUSTMENTS(3)    COMBINED
                                          --------   ---------   --------   --------------   ----------
Home and land sales.....................  $71,491    $      --   $71,491        $   --       $   71,491
Cost of home and land sales.............   60,333           --    60,333           225(f)        60,558
                                          -------    ---------   -------         -----       ----------
Gross Margin............................   11,158           --    11,158          (225)          10,933
Selling, general and administrative
  expenses..............................    4,898        1,599     6,497           250(g)         6,382
                                                                                  (648)(h)
                                                                                   281(i)
                                                                                  (113)(j)
                                                                                   115(k)
                                          -------    ---------   -------         -----       ----------
Operating income (loss).................    6,260       (1,599)    4,661          (110)           4,551
                                          -------    ---------   -------         -----       ----------
Other income (expense):
  Interest income on real estate
     loans..............................       --        1,618     1,618            --            1,618
  Income from residual interests........       --        1,283     1,283            --            1,283
  Interest expense......................       --         (868)     (868 )          --             (868)
  Miscellaneous income, net.............      141          663       804            --              804
                                          -------    ---------   -------         -----       ----------
          Total other income
            (expense)...................      141        2,696     2,837            --            2,837
                                          -------    ---------   -------         -----       ----------
Income before income taxes..............    6,401        1,097     7,498          (110)           7,388
Income tax expense......................       --           --        --           813(l)           813
                                          -------    ---------   -------        ------       ----------
Net income..............................  $ 6,401    $   1,097   $ 7,498        $ (923)      $    6,575
                                          =======    =========   =======        ======       ==========
Net income per share:
  Primary...............................             $     .11                               $      .47
                                                     =========                               ==========
  Fully-diluted.........................             $     .11                               $      .45
                                                     =========                               ==========
Weighted average common shares
  outstanding -- primary................             9,737,302                               14,000,000
                                                     =========                               ==========
Weighted average common shares
  outstanding -- fully diluted..........             9,737,302                               14,668,000
                                                     =========                               ==========

------------------------------------------------------------------------

See accompanying "Notes to Unaudited Pro Forma Condensed Combined Financial
Data."

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                HISTORICAL
                                           --------------------                  PRO FORMA         PRO FORMA
                                           MONTEREY    HOMEPLEX    COMBINED    ADJUSTMENTS(3)      COMBINED
                                           --------    --------    --------    --------------      ---------
Home and land sales......................  $ 32,417     $   --     $ 32,417        $   --           $32,417
Cost of home and land sales..............    27,738         --       27,738           225 (f)        27,963
                                           --------     ------     --------        ------           -------
Gross Margin.............................     4,679         --        4,679          (225)            4,454
Selling, general and administrative
  expenses...............................     2,737        651        3,388           105 (g)         3,401
                                                                                     (157)(h)
                                                                                       64 (i)
                                                                                      (56)(j)
                                                                                       57 (k)
                                           --------     ------     --------        ------           -------
Operating income (loss)..................     1,942       (651)       1,291          (238)            1,053
                                           --------     ------     --------        ------           -------
Other income (expense):
  Interest income on real estate
     loans...............................        --        366          366            --               366
  Income from residual interests.........        --        525          525            --               525
  Interest expense.......................        --       (238)        (238)           --              (238)
  Miscellaneous income, net..............        27        379          406            --               406
                                           --------     ------     --------        ------           -------
          Total other income
            (expense)....................        27      1,032        1,059            --             1,059
                                           --------     ------     --------        ------           -------
Income before extraordinary loss and
  income taxes...........................     1,969        381        2,350          (238)            2,112
Extraordinary loss from early
  extinguishment of debt.................        --       (149)        (149)          149 (m)            --
                                           --------     ------     --------        ------           -------
Income before income taxes...............     1,969        232        2,201           (89)            2,112
Income tax expense.......................        --         --           --           232 (l)           232
                                           --------     ------     --------        ------           -------
Net income...............................  $  1,969     $  232     $  2,201        $ (321)          $ 1,880
                                           ========     ======     ========        ======           =======
Net income per share:
Primary
Before extraordinary item................               $ 0.04                                      $  0.13
Extraordinary item.......................                (0.02)                                          --
                                                        ------                                      -------
          Total..........................               $ 0.02                                      $  0.13
                                                        ======                                      =======
Fully Diluted
Before extraordinary item................               $ 0.04                                      $  0.13
Extraordinary item.......................                (0.02)                                          --
                                                        ------                                      -------
          Total..........................               $ 0.02                                      $  0.13
                                                        ======                                      =======
Weighted average common shares
  outstanding -- primary.................            9,885,624                                   13,950,000
                                                     =========                                   ==========
Weighted average common shares
  outstanding -- fully diluted...........            9,980,051                                   14,981,000
                                                     =========                                   ==========

------------------------------------------------------------------------

See accompanying "Notes to Unaudited Pro Forma Condensed Combined Financial
Data."

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     1. Overview. The Unaudited Pro Forma Condensed Combined Income Statements are presented as if the combination of Monterey and Homeplex occurred on January 1, 1995. The Unaudited Pro Forma Condensed Combined Balance Sheet is presented assuming the combination occurred on June 30, 1996.

     The combination is expected to be recorded as a purchase in accordance with generally accepted accounting principles and, accordingly, the assets and liabilities of the acquired entity (Monterey) are presented at their estimated fair values as of that date. See "The Merger and Related Transactions."

     The Merger Agreement provides that the Monterey Stockholders and the Warrantholders will receive a number of Exchange Shares equal to the pro forma book value of Monterey on the Effective Date multiplied by a factor of 3.0 and divided by the fully diluted book value (giving effect to outstanding stock options) per share of Homeplex Common Stock on the Effective Date. The Merger Agreement requires Monterey to make the Distributions so that the ending book value of Monterey immediately prior to the Merger equals $2.5 million, as adjusted for the exclusion of transaction costs incurred by Monterey. Assuming an Effective Date of June 30, 1996, the pro forma financial information reflects a calculation that results in Homeplex issuing approximately 3.9 million shares of Exchange Shares to the Monterey Stockholder's (83.5% or approximately 3.3 million shares) and the Warrantholders (16.5% or approximately 600,000 shares) in exchange for the outstanding shares and warrants of Monterey. The Merger Agreement requires the Merger to occur on or about December 31, 1996. Accordingly, the number of shares issued will vary based on Homeplex's fully diluted book value at the Effective Date. See "The Merger and Related Transactions -- Merger Consideration."

     In addition, Homeplex will issue up to 800,000 Contingent Shares, subject to the trading price thresholds and employment restrictions. Approximately 131,840 Contingent Shares will be reserved on the Effective Date for issuance upon the exercise of the Homeplex Warrants. The remaining 668,160 shares of Contingent Stock will be issued to the Monterey Stockholders if certain Homeplex Common Stock price targets are reached for twenty consecutive days at any time during the five years following the Effective Date, provided that at the time of any such issuance to a Monterey Stockholder, such Monterey Stockholder is still employed with Homeplex. If the stock price does not reach such thresholds within five years following the date of the Merger, such Contingent Stock will not be issued. See "The Merger and Related Transactions -- Merger Consideration."

     In addition, pursuant to the Employment Agreements, options to purchase one million shares of Homeplex Common Stock will be granted to the Monterey Stockholders at an exercise price of $1.75, which options will vest over the three years following the Merger and expire at the end of the sixth year following the Merger. The value of the options are considered compensation expense for the combined entity which will be recognized over the three-year vesting period. See "The Merger and Related Transactions -- Monterey Stockholder Agreements."

     The Merger Agreement provides that the Monterey Stockholders will receive an amount that approximates the Distributions to reduce the adjusted book value of Monterey to $2.5 million. Assuming an Effective Date of June 30, 1996, the Distributions reflected in the pro forma financial information have been calculated at approximately $5.4 million. The estimated Distributions amounted to approximately $9.5 million due to the additional earnings Monterey is expected to produce subsequent to June 30, 1996 but prior to the Effective Date. See "The Merger and Related Transactions -- Distributions."

     By effecting the Merger, Homeplex will cause a change in its tax status from a REIT to a C-corporation and Monterey will terminate its Subchapter S tax status. See "The Merger and Related Transactions -- Termination of REIT Status."

     By utilizing the NOL Carryforward, it is anticipated that the income taxes paid by the combined entity will consist primarily of state income taxes (since utilization of the Homeplex state net operating loss may be significantly limited) and the federal alternative minimum tax. Any federal income tax expense generated by amortization of the deferred tax asset recognized for book purposes is assumed to be offset by a decrease in the reserve against the deferred tax asset and, accordingly, will have no net income statement impact. See "The Merger and Related Transactions -- NOL Carryforward."

     Management anticipates that no dividends will be declared or paid on the common stock subsequent to the Merger and, accordingly, no pro forma dividend information has been presented in the Unaudited Pro Forma Condensed Combined Financial Data.

     The Unaudited Pro Forma Condensed Combined Financial Data does not give effect to the proposed one-for-three stock split described elsewhere in this Proxy Statement/Prospectus.

     The following adjustments have been made to arrive at the Unaudited Pro Forma Condensed Combined Financial Data.

2. Pro Forma Condensed Combined Balance Sheet Adjustments at June 30, 1996.

          (a) The Merger Agreement calls for Monterey to make the Tax Distribution and Retained Earnings Distribution so that the ending book value of Monterey immediately prior to the Merger equals $2.5 million, as adjusted. The Distributions were made from available cash and proceeds from borrowings of Monterey. As a result, the Distributions have been presented along side the historical balance sheet of Monterey rather than as a pro forma adjustment contemplated in the Merger. The estimated Distributions amounted to approximately $9.5 million due to the additional earnings Monterey is expected to produce subsequent to June 30, 1996, but prior to the Effective Date.

          (b) To record the payment of certain Merger costs and related expenses assumed to be incurred prior to and concurrent with the Effective Date of the Merger estimated at $1,596,000. Of the $1,596,000, approximately $1,080,000 will be paid by Homeplex, of which $780,000 is attributable to the Merger and has been capitalized and included as a component of the purchase price. The remaining $300,000 incurred by Homeplex will be expensed.

          Additionally, approximately $516,000 of costs incurred by Monterey is attributable to the Merger and to the cost of obtaining waivers from the holders of the Notes for prior defaults. Because this amount was expensed prior to the Tax Distribution and Retained Earnings Distribution, it has been presented along side the historical balance sheet of Monterey rather than as a pro forma adjustment contemplated in the Merger. However, in accordance with the Merger Agreement, this amount has been excluded for purposes of computing the Tax Distribution and Retained Earnings Distribution to arrive at the $2.5 million ending adjusted net book value of Monterey.

          (c) Utilizing an estimated stock price of $2.21 per share of Homeplex Common Stock, which approximates the average stock for five days before and after the public announcement of the Merger, the purchase price is estimated as follows:

        Consideration Paid:
          Estimated fair value of Homeplex common stock..................  $8,923,000
          Estimated transaction costs....................................     780,000
                                                                           ----------
          Total consideration............................................  $9,703,000
                                                                           ----------
          Estimated fair value of net assets of Monterey.................  $1,234,000
          Estimated value of deferred tax asset..........................   6,783,000
                                                                           ----------
          Estimated fair value of net assets acquired....................  $8,017,000
                                                                           ----------
          Excess of purchase price over fair value of net assets
             acquired....................................................  $1,686,000
                                                                           ==========

          Assuming the Merger occurred on June 30, 1996, the excess of purchase price over the fair value of net assets acquired is attributable to goodwill, which is to be amortized over 20 years. The allocation of the purchase price among the assets and liabilities of Monterey results primarily in the write-off of certain deferred financing costs totaling $750,000 assumed to have no future value to the combined entity. In addition, the transaction results in the recording of the deferred tax asset relating to the benefit of operating loss carryforwards, net of applicable valuation reserves and deferred tax assets relating to the write off of the deferred financing costs.

          The allocation of purchase cost in the pro forma financial statements is based on available information. Management does not currently believe that any adjustments to the final allocation of purchase price will have a material effect on the Unaudited Pro Forma Condensed Combined Financial Data.

          (d) To record the effects of the issuance of Homeplex Common Stock to the Monterey Stockholders and Warrantholders and additional paid-in capital resulting from the Merger.

          (e) To reclassify the remaining equity accounts of Monterey into Homeplex's equity accounts, while giving effect to the legal entity remaining subsequent to the Merger.

3. Pro Forma Condensed Combined Income Statements Adjustments for the Year Ended December 31, 1995 and the Six Month Period Ended June 30, 1996.

          (f) To record the amortization of additional capitalized interest incurred in connection with the issuance of notes payable used to fund the Tax Distribution and the Retained Earnings Distribution.

          (g) To adjust for the estimated compensation expense expected to be incurred as specified in the Employment Agreements with Messrs. Cleverly and Hilton, net of previous compensation expense no longer recognized by Monterey for these officers. This amount also includes an adjustment to reflect additional compensation expense for the bonuses to be paid to Messrs. Cleverly and Hilton for meeting certain net income levels as specified in the Employment Agreements. The annual bonus amount for each Monterey Stockholder is equal to the lesser of $200,000 or 4% of pre-tax income.

          (h) To eliminate compensation expense recorded by Homeplex for employees terminated in connection with the Merger.

          (i) To record compensation expense incurred in connection with the issuance of options to purchase one million shares of Homeplex Common Stock which will be issued to the Monterey Stockholders on the Effective Date, and all of which are assumed to vest. The compensation expense for the vested options is being recognized over the three year graded vesting period. The compensation expense for such options was based on an estimated stock price of $2.21 per share assumed on the date of grant. The actual amount of compensation expense may vary based on the fair value of Homeplex Common Stock on the date of grant of the options.

          (j) To eliminate the amortization of deferred financing costs which will be written off in connection with the Merger.

          (k) To record the amortization of goodwill, which is being amortized over 20 years.

          (l) To record the amount of income taxes relating to the alternative minimum tax and state income taxes, which has been estimated at 11% of income before income taxes.

          (m) To eliminate the effects of the extraordinary item due to its nonrecurring nature.

     4. Non-recurring Items. Due to the non-recurring nature of certain items relating to the Merger which will affect the first year of operations following the Effective Date, such items have been excluded from the Pro Forma Condensed Combined Income Statement for the Year Ended December 31, 1995.

     The first item excluded from the pro forma financial statements relates to the estimated termination costs for Homeplex employees amounting to approximately $300,000 expected to be incurred immediately following the Merger.

     Additionally, no effect has been given in the Pro Forma Condensed Combined Income Statement to the potential compensation expense that would be recorded if the 668,160 of Contingent Shares are subsequently earned and issued to the Monterey Stockholders. Assuming the stock prices are reached in accordance with the vesting periods previously described, and the Monterey Stockholders remain employed by the combined entity in such periods, compensation expense relating to such shares would amount to approximately $236,000, $667,000 and $933,000, respectively, for the three years following the Effective Date. The actual amount of compensation expense pertaining to the Contingent Shares may vary based on the Homeplex Common Stock price on the date the Contingent Shares become issuable.

     For purposes of computing earnings per share information, the Contingent Shares have been excluded from "weighted average common shares outstanding -- primary" and included in "weighted average common shares outstanding -- fully diluted" in the accompanying Pro Forma Condensed Combined Income Statements.

             COMPARATIVE PER SHARE DATA -- HISTORICAL AND PRO FORMA

     Set forth below are the net income and book value per share data, on a fully diluted basis, of Homeplex on a historical basis and a pro forma basis and of Monterey on a historical basis and an equivalent pro forma basis. The data set forth below does not give effect to the one-for-three reverse stock split to be effected pursuant to the Charter Amendment.

     The Homeplex pro forma data was derived by combining historical consolidated financial information of Homeplex and historical combined financial information of Monterey, giving effect to the Merger under the purchase method of accounting for business combinations.

     The Monterey pro forma net income from continuing operations for the six months ended June 30, 1996 is derived by multiplying the ratio of pro forma shares to be owned by the Monterey Stockholders to total pro forma shares at June 30, 1996. This calculation produces the pro forma net income allocable to the Monterey Stockholders which is then divided by the weighted average common stock outstanding for the six months ended June 30, 1996. The pro forma net income for the year ended December 31, 1995 is calculated in the same manner using the balances as of the date.

     The Monterey equivalent pro forma book value per share at June 30, 1996, is derived by multiplying the ratio of pro forma shares to be owned by the Monterey Stockholders to the total pro forma shares at June 30, 1996, by the pro forma book value per share at June 30, 1996. This calculation produces the pro forma book value allocable to the Monterey Stockholders after the pro forma distribution. In order to produce book values comparable to the historical book values, the result is added to the pro forma distribution to arrive at the book value prior to the distribution, which is then divided by the weighted average common stock outstanding for the six months ended June 30, 1996. The Monterey equivalent pro forma book value at December 31, 1995 is derived by subtracting the equivalent pro forma per share net income from continuing operations for the six months ended June 30, 1996 and adding the actual per share distributions for the six months ended June 30, 1996 to the June 30, 1996 equivalent pro forma book value per share.

     The information set forth below should be read in conjunction with the respective audited and unaudited financial statements and related notes of Homeplex and Monterey included elsewhere in this Proxy Statement/Prospectus and the unaudited pro forma financial information and notes thereto included elsewhere in this Proxy Statement/Prospectus.

                                    HOMEPLEX

                                                                                       SIX MONTHS
                                                                       YEAR ENDED        ENDED
                                                                      DECEMBER 31,      JUNE 30,
                                                                          1995            1996
                                                                      ------------     ----------
HISTORICAL PER SHARE DATA:
  Net income from continuing operations.............................     $  .11          $  .02
  Book value........................................................       1.89            1.92
PRO FORMA PER SHARE DATA:
  Net income from continuing operations.............................     $  .45          $  .13
  Book value........................................................       1.98            2.00

                                    MONTEREY

                                                                                       SIX MONTHS
                                                                       YEAR ENDED        ENDED
                                                                      DECEMBER 31,      JUNE 30,
                                                                          1995            1996
                                                                      ------------     ----------
HISTORICAL PER SHARE DATA:
  Net income from continuing operations.............................     $ 3.15          $  .97
  Book value........................................................       4.49            3.92
EQUIVALENT PRO FORMA PER SHARE DATA:
  Net income from continuing operations.............................     $  .99          $  .27
  Book value........................................................       7.82            6.54

                  MARKET PRICE DATA FOR HOMEPLEX COMMON STOCK

     Homeplex Common Stock is listed under the trading symbol "HPX" on the NYSE. The following table sets forth for the periods indicated the high and low closing sales prices per share of Homeplex Common Stock as reported by the NYSE. The stock prices reflect stock splits retroactively, but do not, however, reflect the one-for-three reverse stock split to be effected pursuant to the Charter Amendment.

                                                                                HIGH      LOW
                                                                                ----      ---
    YEAR ENDED DECEMBER 31, 1996
    First Quarter..........................................................   $ 2       $ 1 3/8
    Second Quarter.........................................................     2 7/8     1 5/8
    Third Quarter..........................................................     2 3/4     2
    Fourth Quarter (through November 6, 1996)..............................     2 5/8     2 3/8

    YEAR ENDED DECEMBER 31, 1995
    First Quarter..........................................................   $ 1 3/4   $ 1
    Second Quarter.........................................................     2 1/8     1 1/4
    Third Quarter..........................................................     2 1/8     1 1/2
    Fourth Quarter.........................................................     1 7/8     1 3/8

    YEAR ENDED DECEMBER 31, 1994
    First Quarter..........................................................   $ 1 1/2   $ 1
    Second Quarter.........................................................     1 1/2     1
    Third Quarter..........................................................     1 1/2     1
    Fourth Quarter.........................................................     1 3/8     1

     On May 31, 1996, the last trading day prior to the first public announcement with respect to the Merger, the closing sales price per share of Homeplex Common Stock as reported on the NYSE was $1 7/8. On November 6, 1996, Homeplex had outstanding 9,716,517 shares of Homeplex Common Stock which were held by approximately 700 stockholders of record. Based on information available to Homeplex, Homeplex believes that there are approximately 6,000 beneficial owners of Homeplex Common Stock.

     Monterey is privately owned by the Monterey Stockholders, and, therefore, no market value information is available with respect to Monterey Common Stock.

     Following the Merger, it is anticipated that the Homeplex Common Stock will be traded on the NYSE under the trading symbol "MTH."

                          DIVIDENDS AND DISTRIBUTIONS

     Cash dividends per share paid by Homeplex were $1.70 in 1991, $.40 in 1992, $.03 in 1993, $.02 in 1994, $.03 in 1995 and $0 during the six months ended June 30, 1996, representing distributions of taxable income arising out of Homeplex's status as a REIT.

     Cash dividends per share paid by Monterey were $0 in 1991, $.32 in 1992, $.78 in 1993, $1.23 in 1994, $2.07 in 1995, $1.57 during the six months ended
June 30, 1995 and $1.55 during the six months ended June 30, 1996, representing primarily distributions made to the stockholders to pay income taxes arising out of Monterey's status as an S-corporation. In addition, the Distributions made to the Monterey Stockholders prior to the execution of the Merger Agreement were $9.5 million. The Retained Earnings Distribution was based on an estimation of the earnings and income of Monterey through the remainder of calendar year 1996 to the assumed Effective Date. Thus, at the time that the Retained Earnings Distribution was made, Monterey's stockholders' equity was reduced below $2.5 million, it being anticipated that Monterey's earnings through the remainder of 1996 would bring the actual amount of stockholders' equity, as adjusted, back up to $2.5 million at year end when the Merger is contemplated to occur. Monterey financed the Distributions from working capital and proceeds from a $7.5 million unsecured credit facility. See "The Merger and Related Transactions -- Merger Consideration" and "The Merger and Related Transactions -- Monterey Credit Facilities."

     The Notes and the Indenture contain certain covenants that restrict the payment of dividends if the financial condition, results of operation and capital requirements of Homeplex fail to meet certain specified levels. In addition, if the Merger is consummated the Nominees have indicated that Homeplex will not pay any permitted cash dividends for the foreseeable future. Instead, the Nominees intend to retain earnings to finance the growth of Homeplex's business. The future payment of cash dividends, if any, will depend upon the financial condition, results of operations and capital requirements of Homeplex, as well as other factors deemed relevant by the Nominees. See "Risk
Factors -- Risk Factors of the Merger -- No Dividends" and "The Merger and Related Transactions -- Senior Subordinated Notes."

                      BOARD OF DIRECTORS' RECOMMENDATION


PROPOSAL 1.   To consider and act upon a proposal to approve the Merger and related transactions, including the issuance of up to 4.7 million shares of Homeplex Common Stock and the Monterey Stockholder
              Agreements. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
              THE STOCKHOLDERS OF HOMEPLEX VOTE FOR THE MERGER AND THE RELATED
              TRANSACTIONS.

PROPOSAL 2.   To consider and act upon a proposal to approve the Charter
              Amendment, which will amend the Articles of Incorporation of Homeplex to (a) change Homeplex's name to "Monterey Homes
              Corporation," (b) reclassify and change each share of Homeplex
              Common Stock issued and outstanding into one-third of a share of Homeplex Common Stock, (c) amend and make more strict the restrictions on the transfer of Homeplex Common Stock to preserve the NOL Carryforward, and (d) provide for a classified Board of Directors consisting of the Class I and Class II Directors. THE
              BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS
              OF HOMEPLEX VOTE FOR APPROVAL OF THE CHARTER AMENDMENT.

PROPOSAL 3.   To elect (a) a five-member classified Board of Directors
              consisting of the Nominees to hold office upon the consummation of the Merger to the end of their respective terms and until their successors are elected, and (b) a five-member non-classified Board of Directors to hold office until the Merger is consummated, or if for any reason the Merger is not consummated, to the next annual meeting and until their successors are elected. THE BOARD OF DIRECTORS UNANIMOUSLY
              RECOMMENDS THAT THE STOCKHOLDERS OF HOMEPLEX VOTE FOR THE
              NOMINEES DESCRIBED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.
              APPROVAL OF EACH OF THE MERGER AND RELATED TRANSACTIONS AND THE
              CHARTER AMENDMENT AND THE ELECTION OF ALL OF THE NOMINEES TO THE
              CLASSIFIED BOARD OF DIRECTORS TO HOLD OFFICE UPON THE
              EFFECTIVENESS OF THE MERGER ARE REQUIRED IN ORDER FOR THE MERGER
              TO BE CONSUMMATED. SUCH ITEMS OF BUSINESS WILL NOT BE DEEMED
              APPROVED UNLESS ALL ARE APPROVED.

PROPOSAL 4.   To consider and act upon a proposal to approve the issuance of the
              Hamberlin Stock Options to Alan D. Hamberlin in lieu of the
              Hamberlin PSRs. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
              THAT THE STOCKHOLDERS OF HOMEPLEX VOTE FOR APPROVAL OF THE
              ISSUANCE OF THE HAMBERLIN STOCK OPTIONS.

PROPOSAL 5.   To consider and act upon a proposal to approve the Stock Option
              Extension. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE
              STOCKHOLDERS OF HOMEPLEX VOTE FOR APPROVAL OF THE STOCK OPTION
              EXTENSION.


     As of November 6, 1996, there were 9,716,517 Shares of Homeplex Common Stock issued and outstanding. The presence in person or by proxy of the holders of a majority of the outstanding shares of Homeplex Common Stock is necessary to constitute a quorum at the Annual Meeting. If a quorum is present in person or by proxy, the affirmative vote by the holders of at least a majority of the outstanding shares of Homeplex Common Stock is required to approve the Charter Amendment, and the affirmative vote of a majority of the total votes cast at the Annual Meeting is required to elect each director and approve the Hamberlin Stock Options and the Stock Option Extension.

     Only stockholders of record as of the close of business on November 6, 1996 will be entitled to notice of the Annual Meeting and to vote at the Annual Meeting and any adjournment thereof. For a more complete discussion of the Recommendation of the Board of Directors, see "The Annual Meeting."

                                  RISK FACTORS

     In addition to the other information set forth in this Proxy
Statement/Prospectus, the following factors should be considered by the Homeplex stockholders before voting on the proposals herein. See "Forward-Looking Statements."

                           RISK FACTORS OF THE MERGER

     DEPENDENCE ON HOMEBUILDING INDUSTRY AND MONTEREY MANAGEMENT. After the Merger, Homeplex's assets will be redeployed to support the growth of Monterey. Homeplex will be dependent on the future of the homebuilding industry and the ability of Monterey's management to successfully operate the combined entity. See "Risk Factors -- Risk Factors of Monterey."

     CHANGE OF CONTROL OF HOMEPLEX. As a result of the Merger, Messrs. Cleverly and Hilton will become the largest stockholders of Homeplex with the possibility of additionally acquiring 800,000 Contingent Shares and 1.0 million shares of Homeplex Common Stock pursuant to stock options. Messrs. Cleverly and Hilton will receive five-year employment agreements and will also succeed Homeplex's directors and management in directing the business and operations of the combined entity. Neither Mr. Cleverly nor Mr. Hilton has had any experience managing a public company. In order to preserve the NOL Carryforward, transfer restrictions on the Homeplex Common Stock will be amended pursuant to the Charter Amendment to generally preclude (i) any person from transferring such shares if the effect thereof would be to make any person or group an owner of 4.9% or more of the outstanding shares of Homeplex Common Stock, or (ii) an increase in the ownership position of any person or group that already owns 4.9% or more of such outstanding shares. As a result of the foregoing factors, Messrs. Cleverly and Hilton should have working control of Homeplex for the foreseeable future. One or more of the foregoing factors could impede or make less likely a future change of control of Homeplex.

     LOSS OF HOMEPLEX NOL CARRYFORWARD. Homeplex believes that the NOL Carryforward will be available to it after the Merger without application of the annual limitations under Section 382 of the Code. However, if (i) the tax laws change, (ii) any person or group becomes an owner of 5.0% or more of the outstanding shares of Homeplex Common Stock prior to the Merger, (iii) an "ownership change" under Section 382 of the Code occurs, or (iv) any other assumptions prove untrue, the use of the NOL Carryforward could be subject to an annual limitation or other restriction on its utilization, which would have a materially adverse impact on the benefits contemplated from the Merger. Additionally, pursuant to Section 384 of the Code, Homeplex may not be permitted to use the NOL Carryforward to offset taxable income resulting from sales of assets owned by Monterey at the time of the Merger to the extent that the fair market value of such assets at the time of the Merger exceeded their tax basis. There is no assurance that the combined entity will have sufficient earnings after the Merger to fully utilize the NOL Carryforward.

     POSSIBLE VOLATILITY OF STOCK PRICE; SHARES ELIGIBLE FOR FUTURE SALE. Upon consummation of the Merger, the trading price for Homeplex Common Stock may be highly volatile. The factors described below in the sections entitled "Risk Factors of Monterey" and "Risk Factors of Homeplex" will contribute to fluctuations in the combined entities quarterly revenue and net income and may have a significant impact on the trading price of Homeplex Common Stock following the Merger.

     As a result of the Merger, the Monterey Stockholders will own or have the rights to acquire up to approximately 5.7 million shares of Homeplex Common Stock. Immediately after the Effective Date, the Monterey Stockholders will own over 3.0 million shares of Homeplex Common Stock, all of which will either be freely transferable without registration under the Securities Act or subject to demand and incidental registration rights in favor of the Monterey Stockholders. The Homeplex Common Stock to be issued pursuant to the Merger and the transactions related thereto can be registered for resale under the Securities Act. Substantial sales by either Mr. Cleverly or Mr. Hilton of Homeplex Common Stock after the Merger could depress the trading price of Homeplex Common Stock.

     NO DIVIDENDS. The Notes and the Indenture contain certain covenants that restrict the payment of dividends if the financial condition, results of operation and capital requirements of Homeplex fail to meet certain specified levels. In addition, if the Merger is consummated, the Nominees have indicated that Homeplex will not pay any cash dividends for the foreseeable future. Instead, the Nominees intend to retain earnings to finance the growth of Homeplex's business. The future payment of cash dividends, if any, will depend upon the financial condition, results of operations and capital requirements of Homeplex, as well as other factors deemed relevant by the Nominees.

     ANTICIPATED CHARGES. Homeplex anticipates that certain nonrecurring costs will be charged to the operations of Homeplex during the quarter ending December 31, 1996 or March 31, 1997. If the Merger is consummated, Homeplex anticipates that it will expense transaction costs of approximately $300,000 associated with the Merger, consisting of certain change of control and severance payments. If the Merger is not consummated, Homeplex anticipates that it will expense costs of approximately $600,000, consisting of fees for investment bankers, attorneys, accountants and other related charges.

     In addition, if the Hamberlin Stock Options are not approved by the stockholders of Homeplex at the Annual Meeting and the Hamberlin PSRs become effective, Homeplex will be required to incur a charge to operations during the quarter ending December 31, 1996 in an amount equal to 750,000 multiplied by the difference between the market value of the Homeplex Common Stock on the date the Hamberlin PSRs become effective and $1.50. See "The Annual Meeting -- Other Proposals -- Proposal Four -- Hamberlin Stock Options."

     PURCHASE ACCOUNTING ASSET STEP-UP. Purchase accounting requires the excess of the purchase price paid by an acquiring company over the net book value of the acquired company to be allocated to the assets and liabilities of the acquired company based on their fair market value. As a result of the Merger, goodwill will be incurred in the approximate amount of $1,686,000 which will be amortized on a straight line basis over 20 years and will adversely affect the net income of Homeplex. In addition, the actual goodwill to be incurred on the Effective Date may differ from the pro forma amount due to changes in the composition of Monterey's assets and liabilities prior to the Effective Date. See "Selected Financial Data -- Unaudited Pro Forma Condensed Financial Data."

     INCREASED LEVERAGE. As of the date of this Proxy Statement/Prospectus, Homeplex does not have any debt. As a result of the Merger, Homeplex will incur substantial debt in the approximate amount of $37.5 million while its stockholders' equity will increase to approximately $27.6 million. See "Selected Financial Data -- Unaudited Pro Forma Condensed Combined Financial Data." Although no assurances can be given that Homeplex will be able to obtain any additional financing, Homeplex believes that it will be able to obtain such additional financing from its lenders. See "The Merger and Related
Transactions -- Monterey Credit Facilities" and "Selected Financial
Data -- Monterey Management's Division and Analysis of Financial Condition of Results of Operations."

     BENEFITS OF MERGER MAY NOT BE REALIZED. There can be no assurances that the expected benefits of the Merger related to the combined entity as described under "The Merger and Related Transactions -- Reasons for the Merger" and "The Merger and Related Transactions -- Board of Directors' Recommendation of the Merger" will be achieved.

                            RISK FACTORS OF MONTEREY

     HOMEBUILDING INDUSTRY FACTORS. The homebuilding industry is cyclical and is significantly affected by changes in national and local economic and other conditions, such as employment levels, availability of financing, interest rates, consumer confidence and housing demand. Although Monterey believes that its customers (particularly purchasers of luxury homes) are somewhat less price sensitive than generally is the case for other homebuilders, such uncertainties could adversely affect the performance of Monterey. In addition, homebuilders are subject to various risks, many of which are outside the control of the homebuilders, including delays in construction schedules, cost overruns, changes in government regulation, increases in real estate taxes and other local government fees, and availability and cost of land, materials, and labor. Although the principal raw materials used in the homebuilding industry generally are available from a variety of sources, such materials are subject to periodic price fluctuations. There can be no assurance that the occurrence of any of the foregoing will not have a material adverse effect on Monterey.

     The homebuilding industry is also subject to the potential for significant variability and fluctuations in real estate values, as evidenced by the changes in real estate values in recent years in Arizona. Although Monterey believes that its projects are currently reflected on Monterey's balance sheets at appropriate values, no assurances can be given that write-downs of some or all of Monterey's projects will not occur if market conditions deteriorate, or that such write-downs will not be material in amount.

     FLUCTUATIONS IN OPERATING RESULTS. Monterey historically has experienced, and in the future expects to continue to experience, variability in home sales and net earnings on a quarterly basis. Factors expected to contribute to this variability include, among others (i) the timing of home closings and land sales, (ii) Monterey's ability to continue to acquire additional land or options to acquire additional land on acceptable terms, (iii) the condition of the real estate market and the general economy in Arizona and in other areas into which Monterey may expand its operations, (iv) the cyclical nature of the homebuilding industry and changes in prevailing interest rates and the availability of mortgage financing, (v) costs or shortages of materials and labor, and (vi) delays in construction schedules due to strikes, adverse weather conditions, acts of God or the availability of subcontractors or governmental restrictions. As a result of such variability, Monterey's historical financial performance may not be a meaningful indicator of future results.

     EXPANSION INTO TUCSON MARKET. Monterey began operations in the Tucson, Arizona area in April 1996. Such operations are in the early start-up stage and there is no assurance that such operations will be successful. Since their inception in June 1995, MHC-II and MHA-II have incurred aggregate losses of approximately $404,000 through June 30, 1996, due to the incurrence of start up costs.

     INTEREST RATES AND MORTGAGE FINANCING. Monterey believes that its customers (particularly purchasers of luxury homes) have been somewhat less sensitive to interest rates than many homebuyers. However, many purchasers of Monterey homes finance their acquisition through third-party lenders providing mortgage financing. In general, housing demand is adversely affected by increases in interest rates and housing costs and the unavailability of mortgage financing. If mortgage interest rates increase and the ability of prospective buyers to finance home purchases is consequently adversely affected, Monterey's home sales, gross margins, and net income may be adversely impacted and such adverse impact may be material. In any event, Monterey's homebuilding activities are dependent upon the availability and costs of mortgage financing for buyers of homes owned by potential customers so those customers ("move-up buyers") can sell their homes and purchase a home from Monterey. Any limitations or restrictions on the availability of such financing could adversely affect Monterey's home sales. Furthermore, changes in federal income tax laws may affect demand for new homes. From time to time, proposals have been publicly discussed to limit mortgage interest deductions and to eliminate or limit tax-free rollover treatment provided under current law where the proceeds of the sale of a principal residence are reinvested in a new principal residence. Enactment of such proposals may have an adverse effect on the homebuilding industry in general, and on demand for Monterey's products in particular. No prediction can be made whether any such proposals will be enacted and, if enacted, the particular form such laws would take.

     COMPETITION. The homebuilding industry is highly competitive and fragmented. Homebuilders compete for desirable properties, financing, raw materials, and skilled labor. Monterey competes for residential home sales with other developers and individual resales of existing homes. Monterey's competitors include large homebuilding companies, some of which have greater financial resources than Monterey, and smaller homebuilders, who may have lower costs than Monterey. Competition is expected to continue and become more intense and there may be new entrants in the markets in which Monterey currently operates. Further, Monterey will face a variety of competitors in other new markets it may enter in the future.

     LACK OF GEOGRAPHIC, LIMITED PRODUCT DIVERSIFICATION. Monterey's operations are presently localized in the metropolitan Phoenix, Arizona area, particularly in the upscale city of Scottsdale. Monterey began operations in Tucson, Arizona in April 1996. Monterey currently operates in two primary market segments: the semi-custom, luxury market and the move-up buyer market. Failure to be geographically or economically diversified could have a material adverse impact on Monterey if the homebuilding market in Arizona should decline, because there would not be a balancing opportunity in a healthier market in other geographic regions or market segments. In this regard, although housing permits in the Phoenix metropolitan area were at record levels during the first six months of 1996, recent reports show a slowing in housing demand. Housing permits in the Tucson metropolitan area have remained relatively flat from 1995 to 1996. In addition, Monterey's limited product line could have an adverse impact on Monterey compared to homebuilders who might have a variety of homes in different price ranges such that the results in one product line could offset changes in another.

     ADDITIONAL FINANCING; LIMITATIONS. The homebuilding industry is capital intensive and requires significant up-front expenditures to acquire land and begin development. Accordingly, Monterey incurs substantial indebtedness to finance its homebuilding activities. At June 30, 1996, Monterey's liabilities totaled approximately $40,507,000. Monterey may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including bank financing and/or securities offerings. In addition, lenders are increasingly requiring developers to invest significant amounts of equity in a project both in connection with origination of new loans as well as the extension of existing loans. If Monterey is not successful in obtaining sufficient capital to fund its planned capital and other expenditures, new projects planned or begun may be delayed or abandoned. Any such delay or abandonment could result in a reduction in home sales and may adversely affect Monterey's future results of operations. There can be no assurance that additional debt or equity financing will be available in the future or on terms acceptable to Monterey.

     In addition, the amount and types of indebtedness that Monterey can incur is limited by the terms and conditions of its current indebtedness generally, and the indenture relating to the Notes in particular (the "Indenture"). The Indenture contains numerous operating and financial maintenance covenants and there can be no assurance that Monterey and/or Homeplex after the Merger will be able to maintain compliance with the financial and other covenants contained in the Indenture. Failure to comply with such covenants would result in a default under the Indenture, and resulting cross defaults under Monterey's other indebtedness, and could result in acceleration of all such indebtedness. Any such acceleration would have a material adverse affect on Monterey.

     GOVERNMENT REGULATIONS; ENVIRONMENTAL CONSIDERATIONS. Monterey is subject to local, state, and federal statutes and rules regulating certain developmental matters, as well as building and site design. In addition, Monterey is subject to various fees and charges of governmental authorities designed to defray the cost of providing certain governmental services and improvements. Monterey may be subject to additional costs and delays or may be precluded entirely from building projects because of "no growth" or "slow growth" initiatives, building permit allocation ordinances, building moratoriums, or similar government regulations that could be imposed in the future due to health, safety, welfare, or environmental concerns. Monterey must also obtain certain licenses, permits, and approvals from certain government agencies to engage in certain of its activities, the granting or receipt of which are beyond Monterey's control.

     Monterey and its competitors are subject to a variety of local, state, and federal statutes, ordinances, rules, and regulations concerning the protection of health and the environment. Environmental laws or permit restrictions may result in project delays, may cause Monterey to incur substantial compliance and other costs, and may also prohibit or severely restrict development in certain environmentally sensitive regions or areas. In addition, environmental regulations can have an adverse impact on the availability and price of certain raw materials such as lumber.

     PLANNED EXPANSION. Monterey may in the future expand into other areas of the Southwestern and Western United States. To date, Monterey has had no operating experience in areas other than its current markets. Operations in new locations may result in certain operating inefficiencies and higher costs. Further, Monterey may experience problems with certain matters in new markets which it has not historically had, such as zoning matters, environmental matters, other regulations, and higher costs. There can be no assurance that Monterey can expand into new markets on a profitable basis or that it can successfully manage its expansion in such new markets, if any.

     FUTURE ACQUISITIONS. Monterey may acquire other homebuilding companies to expand its operations. There is no assurance that Monterey will identify acquisition candidates that would result in successful combinations or that any such acquisitions will be consummated on acceptable terms. The magnitude, timing and nature of any future acquisitions will depend on a number of factors, including suitable acquisition candidates, the negotiation of acceptable terms, Monterey's financial capabilities, and general economic and business conditions. Any future acquisitions by Monterey may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and amortization of expenses related to goodwill and intangible assets that could adversely affect Monterey's profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which Monterey has had no or only limited direct experience and the potential loss of key employees of the acquired company.

     DEPENDENCE ON KEY PERSONNEL. Monterey's success is largely dependent on the continuing services of certain key persons, including William W. Cleverly and Steven J. Hilton. It is contemplated that Homeplex will enter into the Monterey Stockholder Agreements with Mr. Cleverly and Mr. Hilton in connection with the Merger. However, it is impossible to predict with certainty Homeplex's or Monterey's ability to retain the services of those persons or to obtain new personnel required to continue the planned development of Monterey. Monterey currently has no employment agreements with any of its employees nor "key man" life insurance with respect to such persons. A loss by Monterey of the services of Messrs. Cleverly or Hilton, or certain other key persons, could have a material adverse effect on Monterey.

     DEPENDENCE UPON SUBCONTRACTORS. Monterey conducts its business only as a general contractor in connection with the design, development, and construction of its communities. Virtually all architectural and construction work is performed by subcontractors of Monterey. As a consequence, Monterey is dependent upon the continued availability and satisfactory performance by unaffiliated third-party subcontractors in designing and building its homes. There is no assurance that there will be sufficient availability of such subcontractors to Monterey, and the lack of availability of subcontractors could have a material adverse effect on Monterey.

                            RISK FACTORS OF HOMEPLEX

     REAL ESTATE LOAN CONSIDERATIONS. As of November 6, 1996, Homeplex's real estate loan portfolio consisted of one real estate loan with an outstanding balance of $1,338,000.

     Real Estate Market Conditions. Homeplex's real estate loan activities subject Homeplex to the risks generally incident to the ownership of and investment in real estate because of the impact of such risks on the ability of its borrowers' to repay their real estate loans and the ability of Homeplex to resell, refinance or dispose of property following a foreclosure for an amount at least equal to its loan. These risks include general and local economic conditions; the investment climate for real estate investments; the demand for and supply of competing properties; local market conditions and city characteristics; unanticipated holding costs; the availability and cost of necessary utilities and services; real estate tax rates and other operating expenses; governmental rules and fiscal policies, including rent, wage and price controls; zoning and other land use regulations; environmental controls; acts of God (which may result in uninsured losses); the treatment for federal and state income tax purposes of income derived from real estate, the levels of interest rates; the availability and cost of financing in connection with the purchase, sale or refinancing of properties; and other factors beyond the control of Homeplex. In recent years, the presence of hazardous substances or toxic waste has adversely affected real estate values in various areas of the country and resulted in the imposition of costs and damages to real estate owners and lenders. In addition, certain expenses related to properties, such as property taxes and insurance, tend to increase over time. These and other factors could result in an increase in Homeplex's cost of holding any real estate it acquires as a result of a foreclosure or adversely affect the terms and conditions upon which Homeplex may sell or refinance any properties held by it. In addition, all real estate loans, including Homeplex's real estate loans, are subject to loss resulting from the priority of real estate tax liens, mechanic's liens and materialmen's liens. Therefore, the success of Homeplex will depend in part upon events beyond its control.

     Competition. Homeplex may encounter significant competition in making or acquiring real estate loans from banks, insurance companies, savings and loan associations, mortgage bankers, pension funds, real estate investment trusts, investment partnerships, investment bankers and other investors that have been or may be formed with objectives similar to those of Homeplex. An increase in the availability of mortgage funds may increase competition for making and acquiring real estate loans and may reduce the yields available thereon.

     Lack of Geographic Diversification. Through June 30, 1996, Homeplex has made real estate loans on real estate located only in Arizona. As a result of this geographic concentration, unfavorable economic conditions in Arizona could increase the likelihood of defaults of Homeplex's real estate loans and affect Homeplex's ability to protect the principal of and interest on such loans following foreclosures upon the real properties securing such loans.

     Concentration of Loan Amounts. Homeplex can be expected to make real estate loans to a relatively small number of borrowers as a result of the amount of its funds available for lending activities. Therefore, Homeplex may be subject to increased risk to the extent that a single borrower defaults with respect to a loan constituting a significant percentage of Homeplex's total real estate loan portfolio.

     Loans Secured by Unimproved Properties. Real estate loans generally are secured by deeds of trust, mortgages or other similar instruments on unimproved real property. A real estate loan secured by unimproved real property involves a particularly high degree of risk since such property generally does not generate income other than as the result of a sale or refinancing, and the borrower's loan payments generally will be Homeplex's only source of cash flow on the property until a sale or refinancing. Accordingly, Homeplex will be subject to a greater risk of loss in the event of delinquency or default by a borrower on a real estate loan secured by a deed of trust, mortgage or similar instrument on unimproved real property than if such real estate loan were secured by a deed of trust, mortgage or similar instrument on improved real property.

     Balloon Payments. Homeplex makes or acquires real estate loans that do not provide for the payment of all or any part of principal prior to maturity, including its currently outstanding real estate loan. The ability of a borrower to repay the outstanding principal amount of such a real estate loan at maturity will depend primarily upon the borrower's ability to obtain, by refinancing, sale or other disposition of the property or otherwise, sufficient funds to pay the outstanding principal balance at a time when such funds may be difficult to obtain, with the result that the borrower may default on its obligation to repay the amount of the real estate loan in accordance with the terms of the deed of trust, mortgage or other security instrument. In addition, a substantial reduction in the value of the property securing a real estate loan could precipitate or otherwise result in the borrower's default. Any such default could result in a loss to Homeplex of all or part of the principal of or interest on such a real estate loan.

     Development and Construction Loans. The development and interim construction loans which Homeplex may make generally are expected to generate higher rates of return than other types of real estate loans, but generally will entail greater risks. Such a loan will be subject to substantial risk because the ability of the borrower to complete or dispose of the project being developed or constructed on the underlying real estate and repay the loan may be affected by various factors including adverse changes in general economic conditions, interest rates, the availability of permanent mortgage funds, local conditions, such as excessive building resulting in an excess supply of real estate, a decrease in employment reducing the demand for real estate in the area, and the borrower's ability to control costs and to conform to plans, specifications and time schedules, which will depend upon the borrower's management and financial capabilities and which may also be affected by strikes, adverse weather and other conditions beyond the borrower's control. Such contingencies and adverse factors could deplete the borrower's borrowed funds and working capital and could result in substantial deficiencies precluding compliance with specified conditions of commitments for permanent mortgage funds relied on as a primary source of repayment of the loan. In addition, in some jurisdictions, construction and development lenders, such as Homeplex, in certain circumstances, may be liable for defective construction. The possibility of such liability may be increased if, in addition to its loan, Homeplex is deemed to have an equity position in the developer or contractor or in the property being developed or improved. This, however, is not likely to be the case since Homeplex does not plan to make construction and development loans to affiliates.

     Sufficiency of Collateral. Many of Homeplex's real estate loans are made on a nonrecourse basis. In such a case, Homeplex relies for its security solely on the value of the underlying real property and does not have any right to make any claims for repayment personally against the borrower. Other real estate loans may be full recourse loans, may be secured by personal guarantees or may be secured by one or more items of real or personal property in addition to the property constituting the primary security for the real estate loan. Nevertheless, the property constituting the primary security for a real estate loan in most cases will be the primary source for repayment of the loan upon maturity or in the event of a default. The ability of the borrower to pay the outstanding balance of a real estate loan (particularly a non-amortizing real estate loan) on maturity will depend primarily upon the borrower's ability to obtain sufficient funds by refinancing, sale or other disposition of the property.

     The risk of a real estate loan increases as the ratio of the amount of the loan to the value of the property securing such loan increases because the real property will possess less protective equity in the event of a default by the borrower. The principal amount of each real estate loan, when added to the aggregate amount of any senior indebtedness outstanding on the property, generally will not exceed 95% of Homeplex's assessment of the value of the property at the time the loan is made or acquired. Homeplex will make an assessment of the loan-to-value ratio prior to making a real estate loan. In making its assessment of the value of the real estate to secure a real estate loan, Homeplex will review any available appraisals of the property by qualified appraisers, the purchase price of the property, recent sales of comparable properties, and other factors. Homeplex generally will rely on its own assessment of the value of a property rather than requiring a current appraisal. Although appraisals are estimates of value which should not be relied upon as measures of true worth or realizable value, neither Homeplex nor any of its officers are qualified real estate appraisers and the absence of an independent appraisal removes an independent estimate of value. There can be no assurance that Homeplex's estimated values will be comparable or bear any relation to the actual market value of a property or the amount that could be realized upon the refinancing, sale or other disposition of the property. As a result, the amount realized in connection with the refinancing, sale or other disposition of the property by the buyer in the ordinary course of business by Homeplex or at or following a foreclosure sale may not equal the then outstanding balance of the related real estate loan.

     Interest Ceilings Under Usury Statutes. Interest on real estate loans may be subject to state usury laws imposing maximum interest charges and possible penalties for violation, including restitution of excess interest and unenforceability of the debt. Uncertainty may exist in determining what constitutes interest, including, among other things, the treatment of loan commitment fees or other fees payable by the borrower under a real estate loan. Homeplex does not intend to make real estate loans with terms that may violate applicable state usury provisions. Nevertheless, uncertainties in determining the legality of rates of interest and other borrowing charges under some statutes may result in inadvertent violations.

     Effect of Interest Rate Fluctuations; Length of Maturity and Prepayment Provisions. Homeplex's real estate loans generally are fixed-rate debt instruments of specified maturities, including Homeplex's currently outstanding real estate loan. The economic value of an investment in Homeplex's shares may fluctuate to the extent that market rates of interest for similar real estate loans of similar maturities exceed or fall below Homeplex's anticipated rate of return on investment on its real estate loans.

     Enforceability of Loan Documents. Homeplex has attempted to determine that the instruments relating to each real estate loan and the underlying real property are legal, valid, binding and enforceable. However, there can be no assurance of such enforceability in all instances, and the unenforceability of any such instruments could result in a complete or partial loss of the principal of or interest on a real estate loan. Homeplex will have the power to waive certain fees and penalties in connection with a default or late payments with respect to a real estate loan should Homeplex be advised that provisions governing such fees and penalties may not be enforceable.

     MORTGAGE ASSET CONSIDERATIONS. As of November 6, 1996, Homeplex's portfolio of mortgage assets had a balance of approximately $4,100,000. The results of Homeplex's operations depend, among other things, on the level of net cash flows generated by Homeplex's mortgage assets. Homeplex's net cash flows vary primarily as a result of changes in mortgage prepayment rates, short-term interest rates, reinvestment income and borrowing costs, all of which involve various risks and uncertainties. Prepayment rates, interest rates, reinvestment income and borrowing costs depend upon the nature and terms of the mortgage assets, the geographic location of the properties securing the mortgage loans included in or underlying the mortgage assets, conditions in financial markets, the fiscal and monetary policies of the United States Government and the Board of Governors of the Federal Reserve System, international economic and financial conditions, competition and other factors, none of which can be predicted with any certainty.

     The rates of return to Homeplex on its mortgage assets will be based upon the levels of prepayments on the mortgage loans included in or underlying such mortgage instruments, the rates of interest or pass-through rates on such mortgage securities that bear variable interest or pass-through rates, and rates of reinvestment income and expenses with respect to such mortgage securities.

     Prepayment Risks. Mortgage prepayment rates vary from time to time and may cause declines in the amount and duration of Homeplex's net cash flows. Prepayments of fixed-rate mortgage loans included in or underlying mortgage instruments generally increase when then current mortgage interest rates fall below the interest rates on the fixed-rate mortgage loans included in or underlying such mortgage instruments. Conversely, prepayments of such mortgage loans generally decrease when then current mortgage interest rates exceed the interest rates on the mortgage loans included in or underlying such mortgage instruments. Prepayment experience also may be affected by the geographic location of the mortgage loan included in or underlying mortgage instruments, the types (whether fixed or adjustable rate) and assumability of such mortgage loans, conditions in the mortgage loan, housing and financial markets, and general economic conditions.

     In general, without regard to the interest or pass-through rates payable on classes of a series of mortgage securities, prepayments on mortgage instruments bearing a net interest rate higher than or equal to the highest interest rate on the series of mortgage securities secured by or representing interests in such mortgage instruments ("Premium Mortgage Instruments") will have a negative impact on the net cash flows of Homeplex because such principal payments eliminate or reduce the principal balance of the Premium Mortgage Instruments upon which premium interest was earned.

     Net cash flows on mortgage instruments securing or underlying a series of mortgage securities also tend to decline over the life of such mortgage securities because the classes of such mortgage securities with earlier stated maturities or final payment dates tend to have lower interest rates. In addition, because an important component of the net cash flows on mortgage instruments securing or underlying a series of mortgage securities derives from the spread between the weighted average interest rate on such mortgage instruments and the weighted average interest or pass-through rate on the outstanding amount of such mortgage securities, a given volume of prepayments concentrated during the early life of a series of mortgage securities reduces the weighted average lives of the earlier maturing classes of such mortgage securities bearing lower interest or pass-through rates. Thus, an early concentration of prepayments generally has a greater negative impact on the net cash flows of Homeplex than the same volume of prepayments at a later date.

     Mortgage prepayments also shorten the life of the mortgage instruments securing or underlying mortgage securities, thereby generally reducing overall net cash flows.

     No assurance can be given as to the actual prepayment rate of mortgage loan included in or underlying the mortgage instruments in which Homeplex has an interest.

     Interest Rate Fluctuation Risks. Changes in interest rates affect the performance of Homeplex and its mortgage assets. A portion of the mortgage securities secured by Homeplex's mortgage instruments and a portion of the mortgage securities with respect to which Homeplex holds mortgage interests bear variable interest or pass-through rates based on short-term interest rates (primarily LIBOR). As of June 30, 1996, $33,012,000 of the $319,015,000 of
Homeplex's proportionate share of outstanding mortgage securities associated with Homeplex's mortgage assets consisted of variable interest rate mortgage securities. Consequently, changes in short-term interest rates significantly influence Homeplex's net cash flows.

     Increases in short-term interest rates increase the interest cost on variable rate mortgage securities and, thus, tend to decrease Homeplex's net cash flows. Conversely, decreases in short-term interest rates decrease the interest cost on the variable rate mortgage securities and, thus, tend to increase Homeplex's net cash flows. As stated above, increases in mortgage interest rates generally tend to increase Homeplex's net cash flows by reducing mortgage prepayments, and decreases in mortgage interest rates generally tend to decrease Homeplex's net cash flows by increasing mortgage prepayments. Therefore, the negative impact on Homeplex's net cash flows of an increase in short-term interest rates generally will be offset in whole or in part by a corresponding decrease in mortgage interest rates. However, although short-term interest rates and mortgage interest rates normally change in the same direction and therefore generally offset each other as described above, they may not change proportionally or may even change in opposite directions during a given period of time with the result that the adverse effect from an increase in short-term interest rates may not be offset to a significant extent by a favorable effect on prepayment experience and visa versa. Thus, the net effect of changes in short-term and mortgage interest rates may vary significantly between periods resulting in significant fluctuations in net cash flows.

     Changes in interest rates also affect Homeplex's reinvestment income. Changes in interest rates after Homeplex acquires mortgage assets can result in a reduction in the value of such mortgage assets and could result in losses in the event of a sale.

     Homeplex from time to time utilizes hedging techniques to mitigate against fluctuations in market interest rates. However, no hedging strategy can completely insulate Homeplex from such risks, and certain of the federal income tax requirements that Homeplex has been required to satisfy to qualify as a REIT have severely limited Homeplex's ability to hedge. Even hedging strategies permitted by the federal income tax laws could result in hedging income which, if excessive, could result in Homeplex's disqualification as a REIT for failing to satisfy certain REIT income tests. In addition, hedging involves transaction costs, and such costs increase dramatically as the period covered by the hedging protection increases. Therefore, Homeplex may be prevented from effectively hedging its investments.

     No assurances can be given as to the amount or timing of changes in interest rates or their effect on Homeplex's mortgage assets or income therefrom.

     Inability to Predict Effects of Market Risks. Because none of the above factors including changes in prepayment rates, interest rates, reinvestment income, expenses and borrowing costs are susceptible to accurate projection, the net cash flows generated by Homeplex's mortgage assets cannot be predicted.

                               THE ANNUAL MEETING

                                    GENERAL

     The Annual Meeting will be held at 8:00 a.m. local time on December 18, 1996 at The Wigwam Resort Hotel, Litchfield Park, Arizona 85340.

                PROPOSALS TO BE CONSIDERED AT THE ANNUAL MEETING

THE MERGER AND RELATED TRANSACTIONS

  Proposal One -- The Merger and Related Transactions.

     At the Annual Meeting, the stockholders will be asked to consider and act upon a proposal to approve the Merger and the related transactions pursuant to which, among other things, (a) each of the Monterey Merging Companies will merge with and into Homeplex, with Homeplex surviving and becoming the parent corporation of MHC-I and MHA-I, (b) Homeplex will issue up to approximately 4.7 million shares of Homeplex Common Stock to the Monterey Stockholders, and (c) the Monterey Stockholders will enter into the Monterey Stockholder Agreements with Homeplex.

     As a result of the Merger, Homeplex will be primarily engaged in the residential single-family homebuilding business and the existing assets of Homeplex are to be converted into cash over time and reinvested in homebuilding operations. The existing directors (other than Alan D. Hamberlin) and officers of Homeplex will resign and pursuant to the Monterey Stockholder Agreements, (a) the Monterey Stockholders will be the new Co-Chief Executive Officers of Homeplex, with Mr. Cleverly serving as Chairman and Mr. Hilton serving as President, (b) each of the Monterey Stockholders will be issued six-year options for 500,000 shares of Homeplex Common Stock, and (c) the Monterey Stockholders will be entitled to demand and incidental registration rights.

     The Monterey Stockholders will receive a combination of (a) the Exchange Shares, and (b) up to 800,000 Contingent Shares to be issued if the Homeplex Common Stock achieves certain average trading price thresholds during a five-year period following the Merger, provided that such Monterey Stockholder is employed by Homeplex at the time of issuance. Approximately 16.5% of the Exchange Shares will be held in escrow and approximately 16.5% of the Contingent Shares will be reserved for release or issuance upon the exercise of the Homeplex Warrants. The Contingent Shares will be issued to the Warrantholders without regard to any trading price or employment contingencies. Cash may be paid in lieu of a limited number of Exchange Shares, subject to substantial restrictions. As a consequence of the Merger, the Monterey Stockholders and the Warrantholders will own approximately 29% of Homeplex Common Stock outstanding immediately following the Merger, and approximately 33% if all Contingent Shares are issued. See "The Merger and Related Transactions -- Merger Consideration."

     Since its inception, Homeplex has elected to be taxed as a REIT under the Code. Accordingly, Homeplex generally is not subject to tax on its income to the extent it distributes its earnings to stockholders and maintains its qualification as a REIT. After the Merger, Homeplex will revoke its election to be a REIT either because it will no longer be able to satisfy REIT tests with respect to the nature of its income, assets, share ownership and the amount of its distributions, among other things, or because it will be subject to a penalty tax if it does satisfy such tests. See "The Merger and Related Transactions -- Termination of REIT Status."

     THE BOARD OF DIRECTORS RECOMMENDS THAT HOMEPLEX STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AND RELATED TRANSACTIONS.

  Proposal Two -- Charter Amendment.

     At the Annual Meeting, the stockholders will be asked to approve the Charter Amendment which will amend Homeplex's Articles of Incorporation to (a) change the name of Homeplex to "Monterey Homes Corporation," (b) reclassify and change each share of Homeplex Common Stock issued and outstanding into one-third of a share of Homeplex Common Stock, (c) amend and make more strict the restrictions on the transfer of Homeplex Common Stock to preserve the NOL Carryforward, and (d) provide for a classified Board of Directors consisting of the Class I and Class II Directors. See "The Merger and Related
Transactions -- Charter Amendment."

     THE BOARD OF DIRECTORS RECOMMENDS THAT HOMEPLEX STOCKHOLDERS VOTE FOR THE CHARTER AMENDMENT.

  Proposal Three -- Election of Directors.

     At the Annual Meeting, the stockholders will be asked to elect (a) the Nominees to a five-member classified Board of Directors to serve upon consummation of the Merger, to hold office until the end of their respective terms and until their successors are elected, and (b) a five-member non-classified Board of Directors to serve until the Merger is consummated, or if the Merger does not close for any reason, to serve until the next annual meeting and until their successors are elected. The term of the current Board of Directors will expire at the Annual Meeting. The election of directors will be decided by a plurality vote of the votes cast.

     Pursuant to the authority granted in Homeplex's Articles of Incorporation and Bylaws, the Board of Directors has determined that five directors be elected to serve on each Board of Directors. The Board of Directors has nominated for election as directors the persons identified at "Election of Board of Directors -- Nominees for the Board of Directors." If for any reason any Nominee ceases to serve as a director of Homeplex at any time prior to the first anniversary of the Effective Date, the vacancy will be filled by a person selected by the remaining Nominees then serving as directors; provided, however, if either Monterey Stockholder ceases to serve, the vacancy will be filled by a person selected by the remaining Monterey Stockholder. If, by reason of death or other unexpected occurrence, any one or more of the nominees should for any reason become unavailable for election, the persons named as proxies in the accompanying form of proxy may vote for the election of such substitute nominees, and for such term or terms, as the Board of Directors may propose.

     THE BOARD OF DIRECTORS RECOMMENDS THAT HOMEPLEX STOCKHOLDERS VOTE FOR EACH OF THE NOMINEES FOR THE BOARD OF DIRECTORS.

IN ORDER FOR THE MERGER TO BE CONSUMMATED, THE APPROVAL OF THE MERGER AND RELATED TRANSACTIONS AND THE CHARTER AMENDMENT IS REQUIRED, AS WELL AS THE ELECTION OF ALL OF THE NOMINEES TO THE CLASSIFIED BOARD OF DIRECTORS TO HOLD OFFICE UPON THE EFFECTIVENESS OF THE MERGER. SUCH ITEMS OF BUSINESS WILL NOT BE DEEMED APPROVED UNLESS ALL ARE APPROVED.

OTHER PROPOSALS TO BE PRESENTED

  Proposal Four -- Hamberlin Stock Options.

     At the Annual Meeting, the stockholders will be asked to approve the Hamberlin Stock Options which were granted to Alan D. Hamberlin (subject to stockholder approval) in connection with the Hamberlin Employment Agreement. If approved, options covering 500,000 shares will be exercisable. If the Hamberlin Stock Options are not approved at the Annual Meeting, the Hamberlin Stock Options will terminate and the Hamberlin PSRs conditionally granted to Mr. Hamberlin simultaneously with the Hamberlin Stock Options will become effective, which entitles Mr. Hamberlin to a cash payment in an amount per share equal to the excess of the fair market value of Homeplex Common Stock on the date of exercise over $1.50. The main economic difference to Homeplex is that upon exercise the Hamberlin PSRs will require a cash payment to Mr. Hamberlin in an amount per share equal to the excess of the fair market value of Homeplex Common Stock on the date of exercise over $1.50, whereas the Hamberlin Stock Options will require only the issuance of stock. In addition, if the Hamberlin PSRs become effective, they will have a material adverse effect on the quarterly earnings of Homeplex if the trading price of Homeplex Common Stock remains substantially above $1.50 because on the date of effectiveness, the excess of the fair market value of Homeplex Common Stock over $1.50 will be required to be charged to Homeplex's earnings, with additional future charges required if the trading price continues to increase. See "Selected Financial Data -- Unaudited Pro Forma Condensed Combined Financial Data."

     THE BOARD OF DIRECTORS RECOMMENDS THAT HOMEPLEX STOCKHOLDERS VOTE FOR THE HAMBERLIN STOCK OPTIONS.

  Proposal Five -- Stock Option Extension.

     At the Annual Meeting, the stockholders will be asked to approve the Stock Option Extension. The Board of Directors believes that although the members of the Board of Directors and the officers of Homeplex will resign to facilitate the Merger, the Board of Directors believes that it is fair to extend the exercise period in light of their past service to Homeplex. Under the existing stock option plan, the Stock Option Extension requires stockholder approval. See "Homeplex Management -- Stock Option Plan."

     THE BOARD OF DIRECTORS RECOMMENDS THAT HOMEPLEX STOCKHOLDERS VOTE FOR THE STOCK OPTION EXTENSION.

               RECORD DATE; VOTING AT THE MEETING; VOTE REQUIRED

     Only holders of record of Homeplex Common Stock on November 6, 1996 (the "Record Date") are entitled to notice of, and to vote at the Annual Meeting. On the Record Date, Homeplex had outstanding 9,716,517 shares of Homeplex Common Stock which were held by approximately 700 stockholders of record. Based on information available to Homeplex, Homeplex believes that there are approximately 6,000 beneficial owners of Homeplex Common Stock.

     Each holder of Homeplex Common Stock will be entitled to one vote, in person or by proxy, for each share standing in his or her name on the books of Homeplex on the Record Date on any matter submitted to a vote of the Homeplex stockholders. The presence, in person or by proxy, of holders of a majority of the shares entitled to vote constitutes a quorum for action at the Annual Meeting.

     Except for Proposals One and Two, which requires the affirmative vote of a majority of the Homeplex Common Stock outstanding, and Proposal Five, which requires each director nominee to receive a plurality of votes cast, approval of each of the other proposals requires the affirmative vote of the holders of at least a majority of the shares of Homeplex Common Stock present, in person or by proxy, at the Annual Meeting, provided a quorum is present at the Annual Meeting. Abstentions and broker nonvotes are counted for purposes of determining the presence or absence of a quorum for transaction of business. Abstentions are counted in tabulations of the votes cast on proposals presented to stockholders to determine total number of votes cast. Abstentions are counted as votes against the Merger and the Charter Agreement; provided, however, they are not counted as votes for or against any other proposal. Broker nonvotes are not counted as votes cast for purposes of determining whether a proposal has been approved.

                            REVOCABILITY OF PROXIES

     A Proxy for use at the Annual Meeting is enclosed with this Proxy Statement/Prospectus. A Homeplex stockholder executing and returning a Proxy may revoke it at any time before the vote is taken by filing with the Secretary of Homeplex at 5333 North Seventh Street, Suite 219, Phoenix, Arizona 85014, a written revocation of the Proxy or a duly executed Proxy bearing a later date than the Proxy being revoked, or such stockholder may revoke the Proxy in person at the Annual Meeting at any time before the vote is taken by electing to vote at such meeting. All shares represented by a properly executed Proxy, unless such Proxy previously has been revoked, will be voted in accordance with the directions on such Proxy. If no directions are given to the contrary on such Proxy, the shares of Homeplex Common Stock represented by such Proxy will be voted FOR approval of all proposals addressed at the Annual Meeting. It is not anticipated that any matters will be presented at the Annual Meeting other than as set forth in the notice of the Annual Meeting. If, however, other matters are properly presented at the Annual Meeting, the Proxy will be voted in accordance with the best judgment and discretion of the Proxy holders.

                            SOLICITATION OF PROXIES

     The expense of preparing, printing and mailing this Proxy Statement/Prospectus and the material used in this solicitation of Proxies will be borne by Homeplex. It is contemplated that Homeplex Proxies will be solicited through the mail, but officers, directors and employees of Homeplex may solicit Proxies personally for the Annual Meeting. Homeplex will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to the principals. Homeplex has engaged D.F. King & Co. to represent it in connection with the solicitation of proxies at a cost of approximately $15,000 plus expenses. In addition, Homeplex may pay for and utilize the services of individuals or companies employed by Homeplex in connection with the solicitation of Proxies for its meeting if the Board of Directors determines that this is advisable.

                         OBJECTING STOCKHOLDERS' RIGHTS

     Maryland law does not require that the holders of Homeplex Common Stock be afforded any appraisal rights or the right to receive cash for their shares of Homeplex Common Stock in connection with, or as a result of, the matters to be acted upon at the Annual Meeting. Homeplex does not intend to make available any such rights to its respective stockholders.

                      THE MERGER AND RELATED TRANSACTIONS

                            BACKGROUND OF THE MERGER

     For the first five years after Homeplex was formed in 1988, it primarily invested in residual interests in collateralized mortgage obligations. In late 1993, after incurring substantial losses on its portfolio of residual interests as a result of adverse trends in interest rates, Homeplex changed its focus to originating first lien real estate loans, primarily higher risk land and interim multi-family construction loans than those being made by traditional real estate lenders. At the same time as Homeplex was starting up and expanding its real estate lending operations, the Board of Directors also authorized management to explore acquisition opportunities or other alternatives which might allow Homeplex and its shareholders to best utilize Homeplex's highly liquid capital base, NOL Carryforward and public listing. During the second half of 1994, Homeplex engaged in extensive discussions and negotiations with respect to the acquisition of American Southwest Financial Corporation ("American Southwest"), which was primarily engaged in bond administration and other service businesses related to the collateralized mortgage obligation industry. On November 28, 1994, Homeplex announced that it was in negotiations to acquire American Southwest. In connection with the American Southwest negotiations, the Board of Directors retained Rauscher Pierce Refsnes, Inc. ("RPR") to advise them as to the financial fairness of any potential transaction with American Southwest and retained Hughes & Luce, L.L.P. ("H&L") as legal counsel. In January 1995, negotiations with American Southwest slowed due to certain tax consequences to American Southwest stockholders and on February 10, 1995, Homeplex announced that those negotiations were terminated.

     In March 1995, Mr. Hamberlin advised the Board of Directors that he believed Homeplex should adopt a strategic plan to acquire one or more operating companies, which might include one or more homebuilding operations, and the Board of Directors authorized management to pursue that strategy. In March and June 1995, Homeplex management pursued and engaged in discussions and preliminary negotiations with several homebuilders in Arizona and Southern Nevada. In July 1995, Homeplex entered into an engagement agreement with Michael
P. Kahn & Associates, Ltd. to identify and contact prospective acquisition candidates in the homebuilding business. Approximately 30 homebuilders were contacted over the next several months, including Monterey, and by September 1995 the Board of Directors had narrowed its focus to five possible candidates, including Monterey. Management had preliminary discussions with several candidates during the second half of 1995 and early 1996. In April 1996, representatives of Homeplex and Monterey exchanged financial information and preliminary proposals for a transaction. In early May 1996, Homeplex management advised the Board of Directors as to the status of discussions with Monterey and the terms of a potential acquisition transaction and Homeplex again retained RPR and H&L as financial and legal advisors, respectively. In those discussions, Homeplex management proposed that the consideration for Monterey should be based primarily on book value and that the Monterey Stockholders should have additional equity incentives in the form of stock options covering shares of Homeplex Common Stock with an exercise price of $1.75, which was in excess of then current trading prices for Homeplex Common Stock. At a telephone Board of Directors meeting on May 8, 1996, the Board of Directors authorized management and its legal advisors to prepare and submit a letter of intent to Monterey for the proposed acquisition. Homeplex and Monterey proceeded to negotiate and sign a letter of intent in late May 1996, and in early June 1996, Homeplex announced that it had entered into a letter of intent with respect to the acquisition of Monterey providing for the acquisition of Monterey for (i) approximately 3.6 million shares of Homeplex Common Stock (assuming Monterey would have a closing book value of $2,275,000), (ii) the issuance of five-year stock options to acquire 1.2 million shares of Homeplex Common Stock at $1.75 per share, and
(iii) six-year stock options to acquire an additional 1 million shares of $1.75 per share.

     During June, July and August 1996, representatives of Homeplex and Monterey exchanged drafts of the definitive agreements relating to the Merger. At meetings held on July 1, 1996 and August 12, 1996, representatives of Homeplex and Monterey and their legal advisors negotiated the principal terms of the definitive agreements. In those negotiations, the parties agreed to provide for the issuance of the 800,000 Contingent Shares in lieu of the 1.2 million stock options. In addition, the parties agreed that since the letter of intent had assumed a closing around September 30, 1996 and the draft definitive agreements now assumed a closing around December 31, 1996, Monterey would have a closing book value of $2.5 million rather than

$2,275,000 and Homeplex would be issuing approximately 3.9 million shares in the Merger (plus the 800,000 Contingent Shares).

     During August 1996, Monterey solicited the consents of the holders of the Notes and the Warrantholders and arranged its bank financing in connection with the Distributions and the Merger.

     On September 5, 1996, the Board of Directors met to consider the Merger and the related agreements. At such meeting, the Board of Directors reviewed the Merger, the Merger Agreement, the Charter Amendment and the Monterey Stockholder Agreements with Homeplex's management and financial and legal advisors. RPR made a presentation at such meeting, including an overview of the Merger, a summary of the material financial terms and summaries of the operating performance and financial condition of Homeplex and Monterey. After reviewing the matters covered in such presentation and after considering the matters set forth below under "Board of Directors' Recommendation for the Merger" and "Opinion of Financial Advisor to Homeplex," the Board of Directors unanimously approved the Merger and the related transactions, authorized management to finalize the definitive agreements and determined to submit the Merger and the related transactions for the approval of the Homeplex stockholders. In mid-September 1996, representatives of Homeplex and Monterey finalized the terms of the definitive agreements with respect to the Merger.

     The Merger Agreement was signed on September 13, 1996.

                             REASONS FOR THE MERGER

     Homeplex is pursuing the Merger to redeploy its assets in the homebuilding industry through the acquisition of an established homebuilder with experienced management. The Merger represents the result of Homeplex's two-year strategy of acquiring an operating company. The Monterey Stockholders are pursuing the Merger to (i) afford Monterey access to existing cash balances of Homeplex, (ii) enhance the liquidity of the stock of Monterey, (iii) facilitate Monterey's access to the capital markets, and (iv) make available to it the NOL Carryforward.

               BOARD OF DIRECTORS' RECOMMENDATION FOR THE MERGER

     The Board of Directors has unanimously determined that the terms of the Merger Agreement, and the Merger and related transactions are fair to, and in the best interests of, Homeplex and its stockholders. In reaching its conclusion, the Board of Directors considered, among other things: (i) the judgment, advice and analyses of its management, (ii) the judgment and advice of, and the analyses prepared by RPR, (iii) the financial condition, results of operations and cash flows of Homeplex and Monterey, both on an historical and a prospective basis, (iv) its evaluation of the outlook and prospects for Homeplex as a real estate lender and the strategic opportunities in the homebuilding industry in Arizona, (v) the experience and reputation of the management of Monterey, (vi) its experience over the past two years in seeking operating companies to acquire, (vii) the express terms and conditions of the Merger Agreement and the Monterey Stockholder Agreements, (viii) historical market prices and trading information with respect to Homeplex Common Stock, and (ix) that a liquidation of Homeplex could involve significant risks and delays, would likely result in per share proceeds below the trading price of Homeplex Common Stock and would not allow the stockholders of Homeplex to have the opportunity to receive any benefit from the future value of the NOL Carryforward or the public listing of Homeplex. The Board of Directors also considered that since the announcement of the letter of intent in June 1996 to the execution of the Merger Agreement in September 1996, no alternative offers or proposals were received. Finally, the Board of Directors noted that any fees payable under the conditions set forth under "'The Merger and Related Transactions -- Merger Agreement -- Fees and Expenses" should not unreasonably deter any competing transaction.

     The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Board of Directors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

     All members of the Board of Directors were present at the meeting held on September 5, 1996, and they unanimously approved the Merger and the related transactions and recommended that the holders of Homeplex Common Stock vote FOR adoption and approval of the Merger and related transactions.

                    OPINION OF FINANCIAL ADVISOR TO HOMEPLEX

     In its role as financial advisor to Homeplex, RPR was asked by Homeplex to render its opinion to the Board of Directors as to the fairness from a financial point of view to its stockholders of the consideration to be paid by Homeplex to the Monterey Stockholders pursuant to the Merger Agreement.

     Homeplex selected RPR on the basis of RPR's general reputation as a nationally recognized investment banking firm with experience in evaluation of businesses and their securities in connection with mergers and other business combinations, and with experience in providing service to REITs in particular. As part of RPR's investment banking business, RPR is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

     On October 4, 1996, RPR issued to the Board of Directors its written opinion confirming its prior oral advice rendered at the Board of Directors Meeting held on September 5, 1996 that the consideration to be paid by Homeplex to the Monterey Stockholders pursuant to the Merger Agreement is fair to the Homeplex stockholders from a financial point of view. On November 6, 1996, RPR issued its written opinion (the "RPR Opinion") reaffirming its October 4, 1996 opinion.

     A COPY OF THE RPR OPINION IS ATTACHED HERETO AS APPENDIX E. STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW OF RPR. THE SUMMARY OF THE OPINION OF RPR SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE RPR OPINION WAS PREPARED FOR THE BOARD OF DIRECTORS AND IS DIRECTED ONLY TO THE FAIRNESS AS OF OCTOBER 4, 1996, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION TO BE PAID BY HOMEPLEX TO THE MONTEREY STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW TO VOTE AT THE ANNUAL MEETING.

     The RPR Opinion does not constitute an opinion as to the price at which Homeplex Common Stock will actually trade at any time. No restrictions or limitations were imposed by the Board of Directors upon RPR with respect to the investigations made or the procedures followed by RPR in rendering its opinion.

     In arriving at its opinion, RPR (i) reviewed the Merger Agreement (and the related exhibits) and the final draft of this Proxy Statement/Prospectus; (ii) reviewed the Annual Reports to Stockholders for the four years ended December 31, 1994, Annual Reports on Form 10-K for the five years ended December 31, 1995 and interim Reports to Stockholders and Quarterly Reports on Form 10-Q for the six months ended June 30, 1995 and 1996 of Homeplex; (iii) reviewed the audited financial statements for the three years ended December 31, 1995 and the unaudited interim financial statements for the six months ended June 30, 1995 and 1996 of Monterey; (iv) discussed with certain members of senior management of Monterey the past and current business operations, financial condition and future prospects of Monterey; (v) reviewed certain internal financial analyses and forecasts of Homeplex and Monterey prepared by respective managements; (vi) reviewed historical market prices and trading volumes for Homeplex Common Stock;
(vii) visited certain of Monterey's properties; (viii) compared certain financial information for Monterey with similar information for certain other companies the securities of which are publicly traded; and (ix) reviewed selected financial terms of certain recent business combinations. RPR also considered such other information as it deemed appropriate under the circumstances.

     In connection with its review and the presentation of its written opinion, RPR relied upon and assumed the accuracy and completeness of the financial and other information publicly available or furnished to RPR by Homeplex and Monterey or their representatives. RPR did not independently verify the accuracy or completeness of such information. RPR did not make or obtain any independent evaluations or appraisals of any of the properties, assets or facilities of Homeplex or Monterey. With respect to Monterey's financial projections, RPR assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Monterey's management as to the future financial performance of Monterey, and RPR did not express an opinion with respect to such forecasts or the assumptions on which they were based.

     The following is a summary of the analyses that RPR utilized in arriving at its opinion as to the fairness of the consideration to be paid to the Monterey Stockholders pursuant to the Merger Agreement from a financial point of view to the stockholders of Homeplex, and that RPR discussed with the Board of Directors at its September 5, 1996 meeting.

     For purposes of its opinion as to the fairness of the consideration to be paid to the Monterey Stockholders by Homeplex in connection with Merger from a financial point of view, RPR employed four principal valuation methodologies:
(i) a publicly traded comparable company analysis; (ii) a discounted cash flow analysis; (iii) a relative contribution analysis; and (iv) a merger and acquisition transaction analysis. RPR drew no specific conclusion from any one of these valuation methodologies, but subjectively factored its observations from each analysis into its qualitative assessment of the relevant facts and circumstances. The methodologies used by RPR as described to the Board of Directors at its September 5, 1996 meeting, are prescribed below.

     PUBLICLY TRADED COMPARABLE COMPANY ANALYSIS. RPR reviewed the financial, operating and market performance of the following group of 18 homebuilding companies with that of Monterey: Beazer Homes USA, Inc., Borror Corporation, C. Brewer Homes, Inc., Continental Homes Holding Corp., Crossman Communities, Inc., D.R. Horton, Inc., Inco Homes Corporation, Lennar Corporation, M.D.C. Holdings, Inc., Oriole Homes Corp., The Presley Companies, The Rottlund Company, Inc., M/I Schottenstein, Inc., Schuler Homes, Inc., Sundance Homes, Inc., Toll Brothers, Inc., Washington Homes, Inc., and Zaring Homes, Inc. The publicly traded comparable company group (the "Comparable Group") was selected from a broader universe of homebuilding companies which consisted of approximately twenty-six such homebuilding companies. RPR examined certain publicly available information for the Comparable Group, including, but not limited to, latest twelve months ("LTM") revenues, earnings before interest and taxes ("EBIT"), pretax income, net income, earnings per share, market capitalization (the market value of a company's common stock), net debt (total debt less cash and marketable securities) and the market value of capitalization (market capitalization plus net debt and preferred stock). RPR also examined and compared various market data, including (i) various trading multiples such as market value of capitalization to revenues and EBIT; (ii) market value of common stock to pretax income; and (iii) stock price per share to earnings per share and book value per share.

     RPR estimated the Merger Consideration would consist of approximately 3,947,000 Exchange Shares and 800,000 Contingent Shares for a total of approximately 4,747,000 shares of Homeplex Common Stock on the Effective Date. Based on the total possible shares of Homeplex Common Stock to be issued in connection with the Merger (Exchange Shares and Contingent Shares) the total Merger Consideration was estimated at $8.9 million, which equals 4,747,000 shares times $1 7/8 per share, the closing sale price of Homeplex Common Stock on the day prior to the first public announcement with respect to the Merger.

     The Comparable Group's market value of capitalization to LTM revenues multiples ranged from 0.3x to 5.2x (with a median of 0.7x) and was 0.6x for Monterey based on the estimated Merger Consideration. The Comparable Group's market value of capitalization to LTM EBIT multiples ranged from 6.0x to 12.0x (with a median of 6.9x) and was 5.8x for Monterey based on the estimated Merger Consideration. The Comparable Group's market value of common stock to LTM pretax income multiples ranged from 3.3x to 8.0x (with a median of 5.5x) and was 1.6x for Monterey based on the estimated Merger Consideration. The Comparable Group's stock price per share to LTM earnings per share multiples ranged from 6.5x to 12.2x (with a median of 8.1x) and was 2.7x for Monterey based on the estimated Merger Consideration. The Comparable Group's stock price per share to book value per share multiples ranged from 0.4x to 2.4x (with a median of 1.0x) and was 3.6x for Monterey based on the estimated Merger Consideration and after adjusting Monterey's book value to $2.5 million as a result of the Distributions.

     DISCOUNTED CASH FLOW ANALYSIS. Using a discounted cash flow analysis, RPR estimated the present value of the future cash flows that the combined companies could be expected to produce over a five-year period from 1996 through 2000 under various assumptions and in accordance with Homeplex's management projections over the five-year period ended 2000 and Monterey's management projections for 1996 and 1997 and based on certain assumptions thereafter. RPR determined the value for the combined company's common stock by adding (i) the present value (using discount rates ranging from 10.0% to 13.0%) of the five-year unleveraged free cash flows of the combined companies and (ii) the present value of the combined company's year 2000 estimated terminal value, and subtracting (iii) the combined total debt outstanding (including debt to be incurred to fund the Distributions to the Monterey Stockholders) net of cash and cash equivalents. The terminal values were estimated by multiplying the year 2000's projected unleveraged, tax affected (at a 42% average tax rate) net income of Monterey by a range of multiples derived from the Comparable Group, as contained in the Publicly Traded Comparable Company Analysis (ranging from 7.0x to 10.0x the year 2000's unleveraged net income) plus Homeplex's estimated cash position at December 31, 2000. This analysis produced implied values for the combined company's common stock ranging from $2.74 per share to $3.59 per share (with a median of $3.15 per share).

     RELATIVE CONTRIBUTION ANALYSIS. RPR reviewed certain balance sheet and income statement data for Monterey and Homeplex. RPR noted that as of June 30, 1996 on an as reported basis Monterey had $48.5 million in total assets compared to $19.8 million for Homeplex. Monterey had $40.5 million and $2.5 million (pro forma to adjust for the Distributions) in total liabilities and stockholders' equity, respectively, while Homeplex had $1.1 million and $18.7 million, respectively.

     For the year ended December 31, 1995 and the six months ended June 30, 1996, Monterey reported total revenues of $71.5 million and $32.4 million compared to $3.6 million and $1.3 million for Homeplex. For the same periods Monterey reported net income of $6.4 million and $2.0 million compared to $1.1 million and $232,000 for Homeplex. This comparison was contrasted to the pro forma, fully diluted post Merger ownership analysis of Homeplex which indicated that the Monterey Stockholders and Warrantholders would own approximately 34.5% of Homeplex immediately after the Merger.

     COMPARABLE MERGER AND ACQUISITION TRANSACTION ANALYSIS. RPR reviewed selected financial terms of certain recent business combinations. RPR noted that, after reasonable investigation, no financial terms of business combinations in the homebuilding industry were publicly available. Accordingly, RPR reviewed a broader sample of merger and acquisition transactions. RPR noted that the median P/E multiple (acquisition price to net income) paid in a broad selection of public company merger and acquisition transactions over the period from 1985 to 1995 ranged from a low of 15.9x to a high of 24.3x and during the same time period the median P/E paid in private company merger and acquisition transactions ranged from a low of 8.5x to a high of 22.0x. This compares favorably to the pro forma P/E ratio of 2.7x to be paid to the Monterey Stockholders based on the estimated Merger Consideration.

     OTHER FACTORS CONSIDERED. RPR reviewed recent trends in the price per share of Homeplex Common Stock and noted that on May 31, 1996, the day prior to the public announcement of the proposed Merger, Homeplex Common Stock last trading price on the NYSE was $1 7/8 per share. Further, during the period from January 1, 1996 to May 31, 1996, Homeplex Common Stock traded in a range from $1 3/8 per share to $2 1/8 per share and during the three year period ending December 31, 1995 Homeplex Common Stock traded in a range from $1 3/16 per share to $2 5/8 per share. This was compared to the Homeplex Common Stock price at October 3, 1996 of $2 5/8 per share.

     In arriving at its written opinion dated October 4, 1996 and in discussing its opinion with the Board of Directors, RPR performed certain financial analyses, portions of which are summarized above. The summary set forth above is not a complete description of RPR's analyses. RPR believes that its analyses must be considered as a whole and that selecting portions of its analyses could create an incomplete view of the process underlying its opinion. In addition, RPR may have given various analyses more or less weight than other analyses and may have deemed some assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be RPR's view of the actual value of Monterey, Homeplex or the combined companies.

     The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. No company or transaction used in the Publicly Traded Comparable Company Analysis or the Comparable Merger and Acquisition Transaction Analysis summarized above is identical to Monterey or Homeplex or the transaction. Accordingly, any such analysis of the value of the consideration paid to the Monterey Stockholders involves complex considerations and judgments concerning differences in the potential financial and operating characteristics of the comparable companies, as well as other factors relating to the trading and the acquisition values of the comparable companies. These and other limitations may detract from the usefulness of Comparable Group's publicly traded multiples or other valuation methodologies.

     In performing its analyses, RPR considered numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Homeplex and all of which are beyond the control of RPR. The results of the analyses performed by RPR are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. The analyses described above were prepared solely as part of Homeplex's analysis of the fairness of the consideration to the Monterey Stockholders. The analyses do not purport to be appraisals or to reflect the prices at which Monterey or the combined company might actually trade or the actual trading value of Homeplex's securities.

     The RPR Opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to RPR as of October 4, 1996. It should be understood that, although subsequent developments may affect its opinion, RPR does not have any obligation to update, revise or reaffirm its opinion.

     RPR, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, RPR may actively trade the equity securities of Homeplex for its own account and for the account of its customers and may at any time hold a long or short position in such securities.

     For its services as financial advisor, RPR received an aggregate fee of $80,000 of which $25,000 was paid at the commencement of its engagement and $25,000 became payable upon the initial delivery of the RPR Opinion. The balance is due at the closing, except that Homeplex will be entitled to credit $25,000 of fees previously paid to RPR in connection with prior work done by RPR against the final $30,000 installment. Additionally, Homeplex has agreed to reimburse RPR for its reasonable out-of-pocket expenses. RPR was retained by Homeplex in connection with negotiations between Homeplex and American Southwest and received $80,000 in fees as well as the reimbursement of its out-of-pocket expenses in connection with such engagement.

                           DESCRIPTION OF THE MERGER

     It is contemplated that pursuant to the Merger and related transactions, the Monterey Merging Companies will be combined with Homeplex. Prior to the Merger, MHC-II will form MHC-I into which it will contribute all of its assets, liabilities and obligations, and MHA-II will form MHA-I into which it will contribute all of its assets, liabilities and obligations. MHC-II and MHA-II will then merge with and into Homeplex, with Homeplex surviving and becoming the parent corporation of MHC-I and MHA-I. MHC-I will continue the land purchase and construction activities currently undertaken by MHC-II, and MHA-I will continue the marketing and sales activities currently undertaken by MHA-II. As a result of the Merger, Homeplex will be primarily engaged in the residential single-family homebuilding business and the existing assets of Homeplex are to be converted into cash over time and reinvested in homebuilding operations. Upon consummation of the Merger, Homeplex will change its name to "Monterey Homes Corporation."

                              MERGER CONSIDERATION

     The following discussion does not give effect to the proposed one-for-three reverse stock split of the Homeplex Common Stock. In the event the proposed one-for-three reverse stock split is effected, all per share calculations used to calculate the Merger Consideration shall be proportionately adjusted, as nearly as practicable.

     EXCHANGE SHARES. As consideration for the Merger, the Monterey Stockholders will receive a number of shares of Exchange Shares equal to (i) the aggregate book value of MHC-II and MHA-II on the Effective Date ($2.5 million) determined in accordance with generally accepted accounting principles ("GAAP") consistent with the historical combined financial statements of Monterey, but reflecting adjustments for certain costs and reserves agreed to by the parties prior to the date of the Merger Agreement, multiplied by (ii) a factor of 3.0, and divided by
(iii) the fully diluted book value (after giving effect to any outstanding stock options, whether vested or not, which dilute book value and after consideration of any amounts accrued for the related dividend equivalent rights) per share of Homeplex Common Stock on the Effective Date, determined in accordance with GAAP consistent with the historical consolidated financial statements of Homeplex. In the event that the aggregate book value of the Monterey Merging Companies is less than $2.5 million, the Monterey Stockholders shall contribute cash to the Monterey Merging Companies immediately prior to the Effective Date in the amount of such shortfall, and if such aggregate book value shall be more than $2.5 million, the Monterey Merging Companies shall distribute such excess in cash to the Monterey Stockholders immediately prior to the Effective Date. Cash may be paid to the Monterey Stockholders in lieu of the Exchange Shares to the extent believed necessary to preserve the NOL Carryforward, capital loss carryovers, and built-in losses of Homeplex under the Code up to an amount of cash equal to the fully diluted book value of 200,000 shares of Homeplex Common Stock as of the Effective Date. In conjunction with the Merger, Homeplex will cause the Exchange Shares to be registered under the Securities Act.

     WARRANTS. MHA-II and MHC-II have outstanding warrants to purchase 400,000 shares of common stock (the "Monterey Warrants"), which represent approximately 16.5% of the fully diluted capitalization of MHA-II and MHC-II. On the Effective Date, the Monterey Warrants will be converted into warrants to purchase a number of shares of Homeplex Common Stock (the "Homeplex Warrants") determined by multiplying 400,000 by the ratio of (i) the total number of Exchange Shares issued in the Merger, divided by (ii) 2,427,776, which is the amount of outstanding shares of the Monterey Merging Companies on a fully diluted basis. Although all of the Exchange Shares will be issued in the name of the Monterey Stockholders, the parties to the Merger Agreement will enter into an agreement pursuant to which Homeplex will hold approximately 16.5% of the Exchange Shares for release upon exercise of the Homeplex Warrants, and the exercise price paid upon such exercise will be paid to the Monterey Stockholders. The exercise price of the Homeplex Warrants will depend upon the amount of the Distributions, but it is expected to range from approximately $1.30 to $1.70 per share of Homeplex Common Stock. Upon expiration of unexercised Homeplex Warrants, if any, Homeplex will release the remaining escrowed Exchange Shares to the Monterey Stockholders.

     CONTINGENT SHARES. In addition to the Exchange Shares, Homeplex has agreed to issue 800,000 Contingent Shares to the Monterey Stockholders. In connection with the Merger, Homeplex will cause the Contingent Shares to be registered under the Securities Act. Approximately 16.5% of the Contingent Shares, or 131,840 Contingent Shares (the "Contingent Warrant Shares"), will be reserved for issuance upon the exercise of the Homeplex Warrants. When a Homeplex Warrant is exercised, the holder will receive not only the Exchange Shares into which the Homeplex Warrant is exercisable, but also will be issued a proportionate share of the Contingent Warrant Shares. The remaining reserved Contingent Shares will be issued to the Monterey Stockholders only if certain Homeplex Common Stock average trading price thresholds are reached at any time during the five years following the Effective Date as described below, provided that at the time of any such issuance to a Monterey Stockholder, such Monterey Stockholder is employed with Homeplex. See "Summary -- Market Price Data for Homeplex Common Stock." The average trading price thresholds and employment restrictions will not apply to the Contingent Warrant Shares. The Contingent Shares will be issued as follows:

          (i) if the closing price of the Homeplex Common Stock on the NYSE (the "Homeplex Stock Price") averages $1.75 or more for twenty consecutive trading days at any time during the five-year period following the Effective Date, then 134,828 Contingent Shares will be issued but only after the first anniversary of the Effective Date;

          (ii) if the Homeplex Stock Price averages $2.50 or more for twenty consecutive trading days at any time during the five-year period following the Effective Date, then an additional 266,666 Contingent Shares will be issued but only after the second anniversary of the Effective Date; and

          (iii) if the Homeplex Stock Price averages $3.50 or more for twenty consecutive trading days at any time during the five-year period following the Effective Date, then the remaining 266,666 Contingent Shares will be issued but only after the third anniversary of the Effective Date.

     To illustrate the above, assume that the Merger is effected on December 31, 1996. If the Homeplex Stock Price averages $1.75 for twenty consecutive trading days during the first quarter of 1997, 134,828 Contingent Shares will be issued to the Monterey Stockholders on January 1, 1998. If, instead, the Homeplex Stock Price first averages $1.75 for twenty consecutive trading days in June 1999, approximately 134,828 Contingent Shares will be issued on that date or as soon thereafter as is practicable. If the Homeplex Stock Price averages $3.50 for twenty consecutive trading days in the first quarter of 1997, then approximately 134,828 Contingent Shares will be issued on January 1, 1998, approximately 266,666 Contingent Shares will be issued on January 1, 1999, and the remaining 266,666 Contingent Shares will be issued on January 1, 2000.

     INDEMNIFICATION FUND. Homeplex will retain from the merger consideration, as security for the indemnification obligations in favor of Homeplex provided under the Merger Agreement with respect to any breach of a representation or covenant therein by Monterey or the Monterey Stockholders, a number of Exchange Shares equal to $500,000 divided by the average closing price of Homeplex Common Stock for the last five trading days ending on the Effective Date (the "Indemnification Fund"). The Indemnification Fund will be adjusted each six months to maintain its $500,000 value less any amount previously applied to a loss. Cash can be deposited with Homeplex at any time by the Monterey Stockholders to replace all or any portion of the Exchange Shares in the Indemnification Fund. Amounts remaining in the Indemnification Fund will be released to the Monterey Stockholders on the second anniversary of the Effective Date, provided that if the Monterey Stockholders have been notified prior to the second anniversary date of the Effective Date of a loss or claim, the amount of which is uncertain or contingent, Homeplex will be entitled to retain an amount of cash or a number of Exchange Shares that would be adequate to indemnify and hold harmless Homeplex from such loss or claim. When the amount of such uncertain or contingent loss or claim is fixed, any cash or Exchange Shares remaining in the Indemnification Fund after application of such indemnification will be released promptly thereafter to the Monterey Stockholders. The Monterey Stockholders will be entitled to vote the shares of Homeplex Common Stock held in the Indemnification Fund. See "The Merger and Related Transactions -- Merger Agreement -- Indemnification Fund."

                                 DISTRIBUTIONS

     Prior to the execution of the Merger Agreement, Monterey made distributions to the Monterey Stockholders independent of the Merger in an aggregate amount equal to the estimated Tax Distribution (defined below) and the estimated Retained Earnings Distribution (defined below). The Tax Distribution means the amount of tax distributions equal to the Monterey Stockholders' estimated income tax liability associated with the Monterey Merging Companies' S-corporation status for the 1996 calendar year in accordance with the S-corporation rules of the Code. The Retained Earnings Distribution means an amount sufficient to reduce stockholders' equity of the Monterey Merging Companies to $2.5 million (the "Targeted Stockholders' Equity") on the Effective Date. The Retained Earnings Distribution made prior to the execution of the Merger Agreement was based on an estimation of the earnings and income of the Monterey Merging Companies through the remainder of the 1996 calendar year and to the Effective Date. Thus, at the time that the Retained Earnings Distribution was made, Monterey Stockholders' equity was reduced below the Targeted Stockholders' Equity and it is anticipated that Monterey's earnings through the remainder of 1996 will bring the actual amount of stockholders' equity back up to the Targeted Stockholders' Equity at year end when the Merger is contemplated to occur. Monterey obtained the funds necessary to effect the Distributions from working capital and a $7.5 million unsecured credit facility. The Distributions were made in cash and aggregated approximately $9.5 million.

     Prior to the Effective Date, Monterey will update the estimated amount of the Tax Distributions and the Retained Earnings Distributions and will distribute to the Monterey Stockholders an amount in cash equal to the excess, if any, of (i) the updated estimates, over (ii) the estimated amounts previously distributed as contemplated above. If the estimated amounts previously distributed exceed the updated estimates as of the Effective Date, the Monterey Stockholders will repay the amount of such excess. Within thirty days of completion of the audit of Monterey's financial statements as of and for the year ended December 31, 1996, a final reconciliation of the amount of the Distributions will be effected.

                                 EFFECTIVE DATE

     Subject to and in accordance with the Maryland Corporations and Associations Code and the Arizona Business Corporation Act, the Articles of Merger shall be filed with the Secretary of State of the State of Maryland and the Corporation Commission of the State of Arizona at the earliest possible date following the satisfaction or waiver of all conditions precedent to the Merger, which is the last business day of a calendar month. The Merger shall become effective on the date (the "Effective Date") and time the Articles of Merger are filed; provided, however, that in no event shall the Effective Date be prior to December 31, 1996 or later than March 31, 1997, unless otherwise agreed to by the parties to the Merger Agreement.

                 CONVERSION AND EXCHANGE OF STOCK CERTIFICATES

     On the Effective Date, each share of common stock of the Monterey Merging Companies (the "Monterey Common Stock") issued and outstanding, by reason of the Merger and without any action on the part of the holders thereof, shall be converted into the Merger Consideration divided by the number of issued and outstanding shares of Monterey Common Stock. On the Effective Date, Homeplex shall make available, such number of shares of Homeplex Common Stock as shall be required for conversion in accordance with the Merger Agreement. Each holder of an outstanding certificate representing shares of Monterey Common Stock (the "Monterey Stock Certificates"), upon surrender thereof, together with such supporting documentation as Homeplex shall reasonably require, shall be entitled to receive a certificate representing the number of whole shares of Homeplex Common Stock into which the shares of Monterey Common Stock represented by such surrendered certificate shall have been converted. No dividend or other distribution payable to holders of Homeplex Common Stock shall be paid to the holders of certificates representing Monterey Common Stock; provided, however, that upon surrender and exchange of Monterey Stock Certificates there shall be paid to the record holders of the stock certificate issued in exchange therefor, the amount, without interest thereon, of dividends and other distributions, which subsequent to the Effective Date have become payable with respect to the number of whole shares of Homeplex Common Stock into which such shares of Monterey Common Stock shall have been converted. If any certificate for shares of Homeplex Common Stock is to be issued in a name other than that in which the certificate which surrendered in exchange therefor is registered, the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for such shares of Homeplex Common Stock in a name other than that of the registered holder of any such certificate surrendered. Certificates for fractional shares of Homeplex Common Stock shall not be issued. The total number of shares of Homeplex Common Stock that the Monterey Stockholders shall have a right to receive will be rounded up to the nearest whole share of Homeplex Common Stock.

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

                               CHARTER AMENDMENT

     The Charter Amendment will, among other things, (i) change the name of Homeplex to "Monterey Homes Corporation," (ii) reclassify and change each share of Homeplex Common Stock issued and outstanding into one-third of a share of Homeplex Common Stock, (iii) amend and make more strict the restrictions on the transfer of Homeplex Common Stock to preserve the NOL Carryforward, and (iv) provide for the Class I and Class II Directors. The form of the Articles of Merger, which includes the Charter Amendment, is attached hereto as Appendix B. All stockholders are urged to read the Charter Amendment in its entirety.

     NAME CHANGE. Upon the effectiveness of the Merger, Homeplex will change its name to "Monterey Homes Corporation" to be consistent with the business to be carried on after the Merger.

     REVERSE STOCK SPLIT. The Board of Directors has proposed to reclassify and change each share of Homeplex Common Stock issued and outstanding into one-third of a share of Homeplex Common Stock, which should result in an increase in the trading price of Homeplex Common Stock. The Charter Amendment does not change the terms of the Homeplex Common Stock. The shares of Homeplex Common Stock after giving effect to the one-for-three reverse stock split will have the same voting rights, the same rights to dividends and distributions and will be identical in all other respects to the shares of Homeplex Common Stock now authorized. No fractional interests will be issued, and no fractional share interest will entitle the holder thereof to any rights of a stockholder, including the right to vote. All fractional shares for one-half share or more shall be increased to the next higher whole number of shares and all fractional shares of less than one-half share shall be decreased to the next lower number of whole shares, respectively.

     In the event the one-for-three reverse stock split is effected, all per share calculations and data referred to in the Merger Agreement and the other agreements referred to therein shall be proportionately adjusted, as nearly as practicable.

     TRANSFER RESTRICTIONS. The Articles of Incorporation of Homeplex prohibit concentrated ownership of Homeplex which might jeopardize its qualification as a REIT under the Code as well as the NOL Carryforward. Among other things, these provisions provide that in the event any person acquires, owns or is deemed to own in excess of 9.8% of Homeplex Common Stock, the Board of Directors may redeem such excess shares. In addition, Homeplex may refuse to effectuate any transfer which would result in any stockholder owning or being deemed to own in excess of 9.8% of Homeplex Common Stock. Amendments to such transfer restrictions are being proposed to preserve Homeplex's use of the NOL Carryforward. The amended transfer restrictions will generally preclude for a period of up to five years any person from transferring shares of Homeplex's Common Stock or any other subsequently issued voting or participating stock if the effect of the transfer would be to (a) make any person or group an owner of 4.9% or more of the outstanding shares of such stock (by value), (b) increase the ownership position of any person or group that already owns 4.9% or more of the outstanding shares of such stock (by value), or (c) cause any person or group to be treated like the owner of 4.9% or more of the outstanding shares of such stock (by value) for tax purposes. These transfer restrictions will not apply to (i) the exercise of any stock option issued by Homeplex and that is outstanding on the Effective Date, (ii) the Hamberlin Stock Options, (iii) the Contingent Shares, or (iv) the stock options granted to the Monterey Stockholders. The Board of Directors will have the authority to waive the transfer restrictions under certain conditions.

     CLASSIFIED BOARD. The directors of Homeplex will be divided into two classes designated as Class I and Class II. Each Class will consist of one-half of the directors or as close as approximation thereto as possible. The Class I directors will stand for election at the Annual Meeting and will be elected for a two-year term. The Class II directors will stand for election at the Annual Meeting and shall be elected for a one-year term. At each annual meeting of stockholders, commencing with the annual meeting to be held during the 1997 fiscal year of Homeplex, each of the successors to the directors of the Class whose term has expired at such annual meeting will be elected for a term running until the second annual meeting next succeeding his or her election and until his or her successor is duly elected and qualified.

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

                                NOL CARRYFORWARD

     Homeplex has a federal net operating loss tax carryforward of approximately $57 million, which expires at various times beginning in 2007 and ending in 2009. It is anticipated that future income taxes paid by Homeplex will be minimized and will consist primarily of state income taxes (since utilization of Homeplex's state net operating loss may be significantly limited) and the federal alternative minimum tax. See "Selected Financial Data -- Unaudited Pro Forma Condensed Combined Financial Data."

     The ability of Homeplex to use the NOL Carryforward to offset future taxable income would be substantially limited under Section 382 of the Code if an "ownership change," within the meaning of Section 382 of the Code has occurred or occurs with respect to Homeplex after the years in which the net operating losses occurred. The parties will obtain an opinion from Homeplex's counsel that (i) there has not been an "ownership change" of Homeplex prior to the Effective Date and (ii) the Merger will not cause an "ownership change" to occur on the Effective Date. The Charter Amendment, which will become effective on the Effective Date, includes restrictions on the transfer of Homeplex Common Stock designed to prevent an "ownership change" with respect to Homeplex after the Merger. See "The Merger and Related Transactions -- Charter Amendment." If any person or group becomes the owner of 5.0% or more of the outstanding shares of Homeplex Common Stock prior to the Merger, the Merger could cause an "ownership change" to occur, resulting in substantial limitations pursuant to
Section 382 of the Code on the availability of the NOL Carryforward to the combined entity to offset future taxable income. Additionally, pursuant to
Section 384 of the Code, Homeplex may not be permitted to use the NOL Carryforward to offset taxable income resulting from sales of assets owned by Monterey at the time of the Merger to the extent that the fair market value of such assets at the time of the Merger exceeded their tax basis. There is no assurance that the combined entity will have sufficient earnings after the Merger to fully utilize the NOL Carryforward. See "The Merger and Related Transactions -- Certain Federal Income Tax Consequences."

                           TERMINATION OF REIT STATUS

     If the Merger is consummated on December 31, 1996, Homeplex's election to be a REIT will terminate retroactively effective for the taxable year beginning January 1, 1996. If the Merger is consummated after December 31, 1996, Homeplex will revoke its election to be a REIT effective for the taxable year beginning January 1, 1997. Since its inception, Homeplex has elected to be taxed as a REIT under the Code. Accordingly, Homeplex generally is not subject to tax on its income to the extent it distributes its earnings to stockholders and maintains its qualification as a REIT. As a result of the Merger, Homeplex will no longer be able to satisfy certain tests with respect to the nature of its assets, which are required to be met in order to qualify as a REIT. Accordingly, if the Merger is consummated on December 31, 1996, Homeplex will not have satisfied the REIT qualification tests for 1996, and its REIT election will terminate retroactively effective January 1, 1996. As a result of the REIT revocation, Homeplex will be taxed as a regular domestic C-corporation which is no longer eligible for tax benefits available to REITs. For example, Homeplex will not be allowed to deduct dividends paid to its stockholders in computing its taxable income, if any. Homeplex's assets and cash available for distribution to stockholders will therefore be reduced to the extent necessary to pay any tax liability. See "Risk Factors -- Risk Factors of the Merger -- No Dividends."

                           SENIOR SUBORDINATED NOTES

     In October 1994, MMI privately placed $8 million of its 13% Senior Subordinated Notes due 2001 (the "Notes"). The Notes bear interest at 13% per annum, subject to incremental increases of up to 17% based on decreases in the consolidated tangible net worth of Monterey below $2 million and the occurrence and continuance of defaults under the Notes and the Indenture governing such Notes (the "Indenture"). Such interest is due and payable semi-annually on April 15 and October 15 of each year, and the outstanding principal of the Notes is due in full on October 15, 2001. The Notes may be redeemed at the option of MMI, in whole or part, after October 15, 1998 for a redemption price of 106.5% of the principal amount if redeemed in the first 12 months thereafter, 103.25% if redeemed in the second 12 months thereafter, and 100% if redeemed in the third 12 months or thereafter. If a change of control occurs, MMI must offer to purchase all of the Notes for 101% of the principal amount, and if the consolidated tangible net worth of Monterey declines for two consecutive fiscal quarters below $1.5 million MMI shall offer to purchase 10% of the aggregate Notes outstanding for 100% of the principal amount on a pro rata basis. The Notes are unsecured and subject Monterey to certain customary covenants and conditions.

     Prior to the execution of the Merger Agreement, MMI solicited and obtained the consent of the requisite number of holders of the Notes to the Merger and related transactions, including making MHC-II the primary obligor on the Notes, and to the Distributions, as well as their waiver of certain past covenant defaults. In connection with such consent solicitation, the holders of more than half of the aggregate principal amount of Notes agreed not to put their Notes at 101% of the principal amount thereof due to the change of control that would result should the Merger be effected. The Monterey Stockholders have agreed to repurchase up to $4 million in principal amount of such Notes which are tendered for repurchase. Holders of all of the then outstanding Notes (including the Monterey Stockholders) may elect to have their Notes repurchased by Homeplex at 101% of the principal amount thereof 18 months from the Effective Date. In the event any Notes are tendered for repurchase 18 months after the Effective Date, Homeplex would either repurchase such Notes from cash on hand or refinance such Notes. Homeplex and Monterey believe they will have adequate capital resources to repurchase, refinance the Notes or allow the Monterey Stockholders to repurchase such Notes, but if there is a material adverse change in Homeplex prior to expiration of such 18-month period, a refinancing might be difficult to achieve or impose significant financing costs and restrictions.

     Upon effectuation of the Merger, each of Homeplex and MHA-I, as successor to MHC, will become a guarantor on the Notes and will be subject to certain obligations and restrictions. The following is a brief discussion of certain of the major covenants and restrictions under the Indenture that will be applicable to MHC-II, MHA-II, Homeplex and other guarantors of the Notes following the Merger. Such discussion is qualified in its entirety by the provisions of the Indenture.

     The Indenture will prohibit the incurrence by MHC-II, MHA-II, Homeplex and other guarantors on the Notes of additional indebtedness, subject to certain exceptions, unless certain coverage ratios are satisfied. The Indenture will also restrict the ability of such parties to declare dividends or to make certain other types of restricted payments (including the purchase, redemption or other acquisition or retirement for value of options, warrants or other rights to acquire capital stock and the making of certain types of investments), subject to certain limited exceptions, unless, after giving effect to the dividend or other restricted payment, the aggregate of all restricted payments made after the date of issuance of the Notes will not exceed 50% of the Consolidated Net Income (as defined in the Indenture) of such parties and their respective subsidiaries from December 31, 1993 to the last day of the fiscal quarter immediately preceding the date of such restricted payment, and certain other conditions are also satisfied.

     The Indenture will also impose upon such parties restrictions on their ability to sell, lease, transfer or otherwise dispose of property or assets, subject to certain exceptions, unless they receive consideration at the time of such sale or other disposition at least equal to fair market value and apply the Net Available Proceeds (as defined in the Indenture) received from the sale or other disposition either to the repayment of senior indebtedness or as an investment in capital assets used in the Principal Business (as defined in the Indenture). In certain circumstances, Net Available Proceeds not so applied within 360 days following an asset sale or other disposition must be used to purchase Notes.

     The Indenture also contains various other restrictions and limitations, including certain restrictions that would be applicable to any subsidiaries of Homeplex, other than MHC-II and MHA-II, limitations on transactions with affiliates, and requirements to maintain a minimum consolidated net worth.

                           MONTEREY CREDIT FACILITIES

     Monterey has historically obtained a significant portion of its working capital through bank credit facilities secured by substantially all of its real estate under development. At June 30, 1996, Monterey had available $46.1 million of short-term, secured revolving construction loan credit facilities, of which $12.6 million was outstanding. In addition, at June 30, 1996, Monterey had outstanding $11.4 million of secured non-

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

revolving acquisition and development loans which mature at various times from May 1997 to December 1999. The interest rates under these facilities range from prime (which was 8.25% at June 30, 1996) plus 0.50% to prime plus 1.0%.

     During August 1996, Monterey entered into an agreement with one of its principal lenders, to borrow up to $7.5 million on an unsecured basis. The loan is payable within one year of its origination with interest at prime plus 0.50%. The proceeds of this loan were used in part to fund the Distributions to the Monterey Stockholders.

     Monterey's existing credit facilities will require the combined entity to comply with the covenants contained in the Indenture and will limit the combined entity's ability to incur additional indebtedness. Prior to the effective date of the Merger, Monterey expects to refinance and consolidate substantially all of the above outstanding loans into one revolving construction, acquisition, development and working capital credit facility. It is anticipated that the new credit facility would provide a commitment of approximately $45 million and encumber substantially all of Monterey's real estate under development. The credit facility would have an initial term of two years, bear interest at a range of prime plus 0.25% to prime plus 0.45% and contain various financial covenants. Monterey has received a non-binding terms summary from two of its existing primary lenders to provide this new $45 million credit facility.

  OPERATIONS AND EXECUTIVE OFFICERS OF HOMEPLEX AFTER THE MERGER; FUTURE STOCK
                                    OPTIONS

     After the Merger, Homeplex will be primarily engaged in the homebuilding business through Monterey. Homeplex will discontinue making mortgage loans and will convert its existing assets are to be converted into cash over time so that they can be used to support the future growth of the homebuilding operations. In light of the change in focus, the existing management of Monterey will become responsible for directing ongoing operations of the combined entity. Accordingly, the executive officers of Homeplex will resign, and the executive officers of Monterey will be elected to the executive offices of Homeplex. See "The Merger and Related Transactions -- Merger Agreement -- Conditions to Obligations of Monterey and the Monterey Stockholders" and "Monterey
Management -- Directors and Executive Officers."

     It is currently anticipated that after the Merger, Homeplex will adopt a new broad-based stock option plan pursuant to which directors, executive officers and key employees will be granted stock options and other types of stockbased awards. The terms and conditions of the stock option plan, including the number of shares of Homeplex Common Stock to be made subject to the stock option plan, have not yet been determined.

                        REGISTRATION RIGHTS AND LISTING

     The Homeplex Common Stock to be issued in the Merger, including the Contingent Shares and the shares issuable to the Warrantholders, can be registered for resale under the Securities Act. Homeplex has agreed to prepare and file with the Commission a registration statement and any other documents required by the Securities Act in connection with such resales. Homeplex has also agreed to take any action required to be taken under any applicable state securities or "blue sky" laws in connection with the issuance of the Homeplex Common Stock in connection with the Merger.

     Homeplex will pay all expenses relating to the registration of shares pursuant to the registration rights provided under the Registration Rights Agreement. Each stockholder shall pay any fees and expenses of counsel to the stockholder, underwriting discounts and commissions, and transfer taxes, if any, relating to the resale of the holder's Homeplex Common Stock.

                                MERGER AGREEMENT

     THE DETAILED TERMS AND CONDITIONS TO THE CONSUMMATION OF THE MERGER ARE CONTAINED IN THE MERGER AGREEMENT, WHICH IS ATTACHED HERETO AS APPENDIX A AND INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING IS INTENDED MERELY AS A SUMMARY OF CERTAIN MATERIAL TERMS AND

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

PROVISIONS OF THE MERGER AGREEMENT. ALL HOMEPLEX STOCKHOLDERS ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY.

     REPRESENTATIONS AND WARRANTIES OF MONTEREY AND THE MONTEREY STOCKHOLDERS. Each of Monterey and the Monterey Stockholders has made certain customary and other representations and warranties to Homeplex, including, without limitation, with respect to the following matters: (a) capitalization of Monterey and ownership of Monterey common stock, (b) outstanding options, warrants and rights relating to Monterey's capital stock, (c) correctness and completeness of historical combined financial statements of Monterey, (d) no material adverse change in the financial condition, business, properties, assets or results of operations of Monterey since June 30, 1996, (e) Monterey's good and marketable title to all of its material real and personal properties, (f) absence of material litigation against or directly affecting Monterey, (g) consents and approvals required to consummate the Merger by Monterey, (h) existing material contracts and agreements of Monterey, (i) environmental matters, and (j) no present intent or plan of the Monterey Stockholders to sell, exchange or otherwise dispose of any of the shares of Homeplex Common Stock to be received by them.

     REPRESENTATIONS AND WARRANTIES OF HOMEPLEX. Homeplex had made certain customary and other representations and warranties to Monterey and the Monterey Stockholders, including, without limitation, with respect to the following matters: (a) the capitalization of Homeplex, (b) outstanding options, warrants and rights relating to Homeplex's capital stock, (c) correctness and completeness of historical consolidated financial statements of Homeplex and its subsidiaries, (d) no material adverse change in the financial condition, business, properties, assets or results of operations of Homeplex and its subsidiaries since June 30, 1996, (e) absence of material litigation against or directly affecting Homeplex or any of its subsidiaries, (f) consents and approvals required to consummate the Merger by Homeplex and its subsidiaries,
(g) existing material contracts and agreements of Homeplex, (h) the accuracy of tax returns and reports of Homeplex, and (i) absence of an "ownership change" of Homeplex within the meaning of Section 382 of the Code prior to the Effective Date.

     COVENANTS OF MONTEREY AND THE MONTEREY STOCKHOLDERS. Each of Monterey and the Monterey Stockholders has agreed that, unless Homeplex otherwise agrees in writing, prior to the Effective Date: (a) Monterey shall use reasonable efforts to (i) preserve the business of Monterey, (ii) preserve the present goodwill and advantageous relationships of Monterey with persons having business dealings with Monterey, and (iii) preserve and maintain all material licenses, registrations, franchises, and other similar rights of Monterey, (b) Monterey shall operate its business only in the ordinary course and manner and consistent with past practice, (c) Monterey shall maintain its books, accounts and records in the ordinary manner, consistent with prior years, (d) except as contemplated by the Merger Agreement, Monterey shall not (i) amend its Articles of Incorporation or Bylaws, (ii) make any change in its capital stock, or (iii) merge or consolidate with any other corporation or entity or change the character of its business, (e) Monterey shall not (i) issue any shares of capital stock, or (ii) grant any option, warrant or other right to purchase shares of its capital stock, (f) Monterey shall not (i) except as permitted by the Merger Agreement, increase the compensation payable except in accordance with normal and customary annual reviews, (ii) introduce or change any employee benefits, or (iii) amend, renew, modify or extend any employment or other similar agreement or arrangement, (g) except for the Distributions, Monterey shall not declare, make or pay any dividend or other distribution or purchase, redeem or otherwise acquire any of their equity securities, and (h) Monterey shall use reasonable efforts to obtain all necessary consents and approvals of other persons and governmental authorities to its performance of the transactions contemplated by the Merger.

     COVENANTS OF HOMEPLEX. Homeplex has agreed that, unless Monterey and the Monterey Stockholders otherwise agree in writing, prior to the Effective Date:
(a) Homeplex shall use reasonable efforts to (i) preserve the business of Homeplex and its subsidiaries, (ii) preserve the goodwill and advantageous relationships of Homeplex and its subsidiaries, and (iii) preserve and maintain material licenses, registrations, franchises, and other similar rights of Homeplex and its subsidiaries, (b) Homeplex and its subsidiaries shall operate their business only in the ordinary course and manner and consistent with past practice, (c) Homeplex and its subsidiaries shall maintain their books, accounts and records in the ordinary manner consistent with prior years, (d) neither Homeplex nor any of its subsidiaries shall (i) amend its Articles of Incorporation or Bylaws, (ii) make any change in its capital stock, or (iii) merge or consolidate with any other corporation, entity or change the character of its business, (e) neither Homeplex nor any of its subsidiaries shall (i) issue any shares of capital stock, or (ii) grant any option, warrant or other right to purchase shares of capital stock, (f) except as otherwise permitted by the Merger Agreement, neither Homeplex nor any of its subsidiaries shall (i) increase its compensation payable except in accordance with normal and customary annual reviews, (ii) introduce or change any employee benefits, or (iii) amend, renew, modify or extend any employment, or other similar agreement or arrangement, (g) neither Homeplex nor any of its subsidiaries shall declare, make or pay any dividend or other distribution; provided that (i) so long as Homeplex is operated as a REIT, Homeplex shall be allowed to distribute dividends to the stockholders of Homeplex in accordance with the Code, and (ii) Homeplex shall distribute as a dividend substantially all the net gain from any sale of a residual interest in excess of $100,000, (h) Homeplex shall use reasonable efforts to obtain all necessary consents and approvals to the performance by Homeplex of the transactions contemplated by the Merger Agreement, (i) each member of Homeplex's current Board of Directors, other than Alan D. Hamberlin, shall resign as of the Effective Date and the Monterey Stockholders shall designate four nominees (two of whom shall be the Monterey Stockholders and two of whom shall be independent) for Homeplex's Board of Directors, with Alan D. Hamberlin and the Monterey Stockholders being nominated as Class II Directors and the remaining two nominees being nominated as Class I Directors, and (j) for a period of at least two years after the Effective Date, unless otherwise approved by a majority of the independent directors of Homeplex with respect to clauses (i) through (vi) below and unless approved by Alan D. Hamberlin with respect to clause (vii) below, Homeplex agrees that: (i) Homeplex shall not compensate any person for serving as a director of its Board of Directors who is not an independent director; (ii) Homeplex shall not and shall not permit any of its subsidiaries to enter into any agreement or transaction with any affiliate of Homeplex involving a transaction required to be reported under the Exchange Act and involving more than $60,000, except in the ordinary course of business and on terms no less favorable than would be obtained in a comparable arm's length transaction, (iii) Homeplex shall not make, or permit any of its subsidiaries to make any loans of money to any stockholder, director or officer, (iv) Homeplex shall not and shall not permit any of its subsidiaries to repurchase any shares of Homeplex Common Stock, (v) after consummation of the Merger, Homeplex's Board of Directors shall be comprised of at least two persons who are independent directors and one person who was a member of Homeplex's Board of Directors immediately prior to the effectiveness of the Merger, (vi) Homeplex shall register for resale the shares of Homeplex Common Stock, including the Contingent Shares and the shares to be issued pursuant to the Homeplex Warrants only in accordance with the Registration Rights Agreement, the form of which is included in Appendix C attached to this Proxy Statement/Prospectus, and (vii) Homeplex shall not sell or otherwise dispose of any of its residual interests in mortgage securitizations.

     COVENANTS OF ALL PARTIES. Each of the parties to the Merger Agreement has agreed that: (a) all rights to indemnification now existing in favor of the directors or officers of Homeplex and its subsidiaries as provided in their respective Articles of Incorporation or Bylaws will survive the Merger and remain in effect, (b) in the event any action, suit, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby is commenced by a third party, whether before or after the Effective Date, the parties to the Merger Agreement agree to cooperate and use reasonable efforts to defend against and respond to such action or investigation, (c) unless and until the Merger Agreement is terminated, neither it or any of its officers, directors, affiliates, representatives or agents shall (i) initiate or solicit any inquiries, engage in any negotiations with respect to a Competing Transaction, (ii) provide to any other person any information or data relating to Homeplex or Monterey for the purpose of seeking or encouraging any effort or attempt to effect a Competing Transaction, or (iii) enter into any agreement with any other party with respect to a Competing Transaction, (d) it will use reasonable best efforts to take and to do all things necessary, proper or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement, and (e) the parties to the Merger Agreement shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger.

     CONDITIONS TO THE OBLIGATIONS OF HOMEPLEX. The obligations of Homeplex under the Merger Agreement are, unless waived by Homeplex, subject to the satisfaction of the following conditions on or before the Effective Date: (a) the representations and warranties of Monterey contained in the Merger Agreement shall have been true and correct in all material respects when made, and shall be true and correct in all material respects on the Effective Date, (b) Monterey shall have in all material respects performed all obligations and agreements and complied with all covenants and conditions contained in the Merger Agreement to be performed and complied with by it, and Monterey shall have obtained each consent and approval necessary in order to effect the Merger, (c) the stockholders of Homeplex at the Annual Meeting shall have, by the affirmative vote of at least a majority of the outstanding shares with respect to item (i) below and by the affirmative vote of at least a majority of the shares present in person or by proxy and voting at the Annual Meeting with respect to items (ii) and (iii) below, (i) approved the Merger Agreement and the Merger, including the Charter Amendment, (ii) approved the Monterey Stockholder Agreements, and (iii) elected the Nominees as the Class I and Class II Directors, as applicable, to serve after the Effective Date; and the stockholders of Homeplex shall have considered and voted upon the Hamberlin Stock Options and the Stock Option Extension at the Annual Meeting, (d) Homeplex shall have received a written opinion from Snell & Wilmer, L.L.P., special counsel for Monterey in form and substance reasonably satisfactory to Homeplex and its counsel, (e) there shall have been no material adverse change in the business, properties, prospects (other than changes resulting from general economic or market conditions over which Monterey has no control), results of operations or financial condition of Monterey, taken as a whole, (f) no action or proceeding by any governmental agency shall have been instituted or threatened which would enjoin restrain or prohibit, or might result in substantial damages in respect of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, and no court order shall have been entered in any action or proceeding instituted by any other party which enjoins, restrains or prohibits the Merger Agreement or consummation of the transactions contemplated by the Merger Agreement, (g) any person required in connection with the Merger or the other transactions contemplated by the Merger Agreement to file a Notification and Report Form for Certain Mergers and Acquisitions with the Department of Justice and the FTC pursuant to Title II of the Hart-Scott-Rodino Act shall have made such filing and the applicable waiting period with respect to each such filing shall have expired or been terminated,
(h) Homeplex shall have received the fairness opinion satisfactory to it from RPR with respect to the fairness of the terms of the Merger to the stockholders of Homeplex from a financial point of view, (i) Homeplex shall have received a written opinion of H&L, special counsel for Homeplex, to the effect that (i) the Merger contemplated by the Merger Agreement will qualify as a reorganization under Section 368(a) of the Code, (ii) there has not been an "ownership change" of Homeplex within the meaning of Section 382 of the Code prior to the Effective Date, and (iii) the Merger will not cause an "ownership change" of Homeplex within the meaning of Section 382 of the Code to occur on the Effective Date,
(j) each of the Monterey Stockholders and Homeplex shall have entered into the Monterey Stockholder Agreements, (k) Monterey, the Monterey Stockholders and Homeplex shall have entered into a mutually satisfactory agreement regarding the release of Homeplex Common Stock upon the exercise or termination of the Homeplex Warrants and the issuance of the Contingent Shares, the form of which is included in Appendix C attached to this Proxy Statement/Prospectus, (l) Monterey shall have furnished certificates of its Chief Executive and Chief Financial Officers to evidence compliance with the conditions set forth in the Merger Agreement, and (m) all proceedings taken by Monterey and all instruments executed and delivered by the Monterey in connection with the transactions contemplated by the Merger Agreement shall be reasonably satisfactory to counsel for Homeplex.

     CONDITIONS TO THE OBLIGATIONS OF MONTEREY AND THE MONTEREY STOCKHOLDERS. The obligations of Monterey and the Monterey Stockholders under the Merger Agreement are, unless waived by Monterey and the Monterey Stockholders, subject to the satisfaction of the following conditions on or before the Effective Date:
(a) the representations and warranties of Homeplex contained in the Merger Agreement shall have been true and correct in all material respects when made and shall be true and correct in all material respects on the Effective Date,
(b) Homeplex shall have all material respects performed all obligations and agreements and complied with all covenants and conditions contained in the Merger Agreement to be performed and complied with by it, and Homeplex shall have obtained each consent and approval necessary in order to effect the Merger,
(c) Monterey shall have received a written opinion from H&L, special counsel for Homeplex in form and substance reasonably satisfactory to Monterey and its counsel, (d) there shall have been no material adverse change in the business, properties, prospects (other than changes resulting from general economic or market conditions over which Homeplex has no control), results of operations or financial condition of

Homeplex, (e) no action or proceeding by any governmental agency shall have been instituted or threatened which would enjoin, restrain or prohibit, or might result in substantial damages in respect of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, and would in the reasonably judgment of Monterey and the Monterey Stockholders make it inadvisable to consummate such transaction, and no court order shall have been entered in any action or proceeding instituted by any other party which enjoins, restrains or prohibits the Merger Agreement or consummation of the transactions contemplated by the Merger Agreement, (f) all of the shares of Homeplex Common Stock, including the Contingent Shares, the Homeplex Warrants and the Homeplex Common Stock to be released or issued upon exercise of the Homeplex Warrants shall have been registered under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and the shares of Homeplex Common Stock to be issued under the Merger Agreement shall have been authorized for listing, subject to official notice of issuance, on the NYSE, (g) any person required in connection with the Merger or the other transactions contemplated by the Merger Agreement to file a Notification and Report Form for Certain Mergers and Acquisitions with the Department of Justice and the FTC pursuant to Title II of the Hart-Scott-Rodino Act shall have made such filing and the applicable waiting period with respect to each such filing shall have expired or been terminated, (h) the approvals of Homeplex's stockholders referred to in clause (c) of the "Conditions to the Obligations of Homeplex" set forth above shall have been obtained, (i) each of the Monterey Stockholders and Homeplex shall have entered into the Monterey Stockholder Agreements, (j) Monterey, the Monterey Stockholders and Homeplex shall have entered into a mutually satisfactory agreement regarding the release of Homeplex Common Stock upon the exercise or termination of the Homeplex Warrants and the issuance of the Contingent Shares, the form of which is included in Appendix C attached to this Proxy Statement/Prospectus, (k) all directors (other than the Alan D. Hamberlin) and officers of Homeplex shall have resigned and William W. Cleverly and Steven J. Hilton shall have been elected to the offices of Chairman and Co-Chief Executive Officer, and President and Co-Chief Executive Officer of Homeplex, respectively, (l) Monterey shall have received a written opinion of H&L referred to in clause (i) of the "Conditions to the Obligations of Homeplex" set forth above, (m) Monterey shall have declared and paid the Distributions,
(n) Homeplex shall have furnished certificates of its Chief Executive and Chief Financial Officers to evidence compliance with the conditions set forth in the Merger Agreement, (o) all proceedings taken by Homeplex and all instruments executed and delivered by Homeplex in connection with the transactions contemplated by the Merger Agreement shall be reasonably satisfactory in form and substance to counsel for Monterey, (p) the Hamberlin Employment Agreement shall have been amended to delete the $500,000 cash payment that might be required to be paid (and the right to accelerate the Hamberlin Stock Options) in the event of the consummation of the transaction contemplated by the Merger Agreement, and the employment agreements between Homeplex and each of Jay R. Hoffman and Barry L. Reger dated July 1, 1996, shall have been amended to provide that the consummation of the transactions contemplated by the Merger Agreement will result in a termination of employment by Homeplex without cause thereunder, and (q) Homeplex shall have executed reasonably satisfactory agreements to become a guarantor of the Notes and assume the Homeplex Warrants as of the Effective Date, the forms of which are included in Appendix C attached to this Proxy Statement/Prospectus.

     WAIVERS. The failure of Monterey or the Monterey Stockholders to comply with any of their obligations, agreements or conditions as set forth in the Merger Agreement may be waived expressly in writing by Homeplex, or by action of its Board of Directors without the requirement for a vote of stockholders. The failure of Homeplex to comply with any of its obligations, agreements or conditions as set forth herein may be waived expressly in writing by Monterey and the Monterey Stockholders.

     MODIFICATION. The Merger Agreement may be modified at any time in any respect by the mutual consent of all of the parties thereto, notwithstanding prior approval by the stockholders of Homeplex. Any such modification may be approved for Homeplex by its Board of Directors, without further stockholder approval, and for Monterey by its Board of Directors and the Monterey Stockholders, except the value or method of calculating the Merger Consideration may not be increased or materially altered without the consent of the stockholders of Homeplex given by the same vote as is required under applicable state law for approval of the Merger Agreement. No consent of the stockholders of Homeplex or Monterey and the Monterey Stockholders shall be required to substitute cash in place of Homeplex Common Stock in accordance with the provisions of the Merger Agreement.

     TERMINATION. The Merger may be terminated on or before the Effective Date notwithstanding any adoption of the Merger Agreement by the stockholders of Homeplex or the Monterey Stockholders under certain circumstances, including,
(a) by the mutual agreement of the parties thereto, (b) by either Homeplex or Monterey and the Monterey Stockholders if the other party or parties willfully breaches any of its material representations, warranties or covenants contained in the Merger Agreement, and such breach is not cured or waived within fifteen business days after written notice thereof, (c) by Homeplex if any of the conditions precedent to its obligation under the Merger Agreement shall not have been satisfied, complied with or performed in any material respect, and Homeplex shall not have waived such failure of satisfaction, noncompliance or nonperformance, (d) by Monterey and the Monterey Stockholders if any of the conditions precedent to their obligations under the Merger Agreement shall not have been satisfied, complied with or performed in any material respect, and Monterey and the Monterey Stockholders shall not have waived such failure of satisfaction, noncompliance or nonperformance, (e) at the option of Homeplex or Monterey and the Monterey Stockholders if any nonappealable final order, decree or judgment permanently restraining or prohibiting the Merger shall have been issued by any court or governmental agency having competent jurisdiction, or (f) by either Homeplex or Monterey and the Monterey Stockholders if the Effective Date has not occurred on or prior to March 31, 1997, or such later date as shall have been agreed to by the parties hereto.

     FEES AND EXPENSES. In the event that any party to the Merger Agreement, terminates the Merger as a result of the other party's or parties' willful breach or willful failure to perform in any material respect any of their respective representations, warranties, covenants or agreements under the Merger Agreement or the transactions contemplated thereby, the other party or parties will reimburse the non-breaching party for all reasonable out-of-pocket fees and expenses incurred by the non-breaching party in connection with and incidental to the negotiation, preparation and execution of the Merger Agreement and the obtaining of the necessary approvals thereof. In the event that a party terminates the Merger Agreement, other than as a result of (i) the Effective Date not occurring on or prior to March 31, 1997, (ii) a willful breach or willful failure to perform by the other party or parties, or (iii) mutual consent, and then enters into an agreement, letter of intent, or binding arrangement with respect to a Competing Transaction within one year after termination of the Merger Agreement, then the terminating party will pay to the other party or parties a fee, in cash, equal to 2% of the aggregate value of the Competing Transaction. Except as specifically provided for in the Merger Agreement, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby; provided, however, Homeplex and Monterey will each pay one half of any filing fees paid in connection with any filings made with respect to the Merger Agreement under the Hart-Scott-Rodino Act.

     INDEMNIFICATION OF HOMEPLEX INTERESTS. Notwithstanding any investigation by Homeplex or any of its representatives, Homeplex and its officers, directors, and agents shall be indemnified against and held harmless from any and all damage, loss, liability, and expense (collectively, the "Losses") incurred or suffered by such parties arising out of any action, suit, claim or demand arising out of, relating to or based on Monterey's or the Monterey Stockholders' breach or failure to perform in any material respect any of their representations, warranties, covenants or agreements under the Merger Agreement or the transactions contemplated thereby; provided, however, that such action, suit, claim or demand must be first asserted prior to the second anniversary of the Effective Date. See "The Merger and Related Transactions -- Merger
Agreement -- Limitations on Indemnification."

     INDEMNIFICATION OF THE MONTEREY STOCKHOLDERS' INTERESTS. Notwithstanding any investigation by the Monterey Stockholders or any of their representatives, the Monterey Stockholders shall be indemnified against and held harmless from their pro rata share of any Loss incurred or suffered by the Monterey Stockholders arising out of any action, suit, claim or demand arising out of, relating to or based on Homeplex's breach or failure to perform in any material respect any of its representations, warranties, covenants or agreements under the Merger Agreement or the transactions contemplated thereby; provided, however, that such action, suit, claim or demand must be first asserted prior to the second anniversary of the Effective Date. See "The Merger and Related Transactions -- Merger Agreement -- Limitations on Indemnification."

     HOMEPLEX COMMITTEE. A committee to be comprised of the independent directors of Homeplex serving after the Effective Date (the "Committee") was appointed irrevocably pursuant to the Merger Agreement to exercise Homeplex's indemnification rights and was authorized to act, as the Committee may deem appropriate, as Homeplex's agent in respect of receiving all notices, documents and certificates and making all determinations required with respect to the indemnification provided for in the Merger Agreement. The appointment of the Committee was irrevocable and any action taken by the Committee shall be effective and absolutely binding on Homeplex notwithstanding any contrary action or direction from any other representative of Homeplex.

     NOTICE. Any person or persons entitled to receive indemnification under the Merger Agreement (the "Indemnified Party") agrees to give prompt written notice to the person or persons obligated to provide such indemnification (the "Indemnifying Party") upon (a) the occurrence of any Loss in respect of which indemnification may be sought or (b) the assertion of any claim or the commencement of any action or proceeding in respect of which such a Loss may reasonably be expected to occur (a "Claim"), but the Indemnified Party's failure to give such notice will not affect the obligations of the Indemnifying Party except to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party will not be liable for any settlement of a claimed Loss effected without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

     INDEMNIFICATION FUND. To provide the sole and exclusive source of reimbursement and indemnification for the amount of any Loss or Claim of Homeplex, Homeplex shall retain a portion of the Exchange Shares as security the Indemnification Fund. From time to time, the Indemnification Fund may be reduced and applied (based on the most recent semi-annual valuation date) by the amount of any Loss. Each share of Homeplex Common Stock held in the Indemnification Fund will be valued every six months after the Effective Date, with the Monterey Stockholders delivering additional cash or shares of Homeplex Common Stock or receiving back excess cash or shares of Homeplex Common Stock to maintain a $500,000 level at the end of each period, less any amounts previously applied. The Monterey Stockholders may at any time deposit cash with Homeplex to replace all or a portion of the Exchange Shares retained by Homeplex as all or part of the Indemnification Fund. On the second anniversary of the Effective Date, any cash or Exchange Shares remaining in the Indemnification Fund will be released to the Monterey Stockholders, provided, that if the Committee has notified the Monterey Stockholders prior to the second anniversary of the Effective Date of a Loss or Claim, the amount of which is uncertain or contingent, Homeplex will be entitled to retain an amount of cash or a number of Exchange Shares that, based on the Committee's good faith estimate of the potential amount of such Loss of Claim, would be adequate to indemnify and hold harmless Homeplex for each Loss or Claim. When the amount of such uncertain or contingent Loss or Claim is fixed, any cash or Exchange Shares remaining in the Indemnification Fund after the application for such indemnification, will be released promptly thereafter to the Monterey Stockholders in the same proportion as the Merger Consideration was delivered pursuant to the Merger Agreement. The Monterey Stockholders will be entitled to vote the shares of Homeplex Common Stock held in the Indemnification Fund.

     PROCEDURES. Upon receipt of the notice of a Loss or Claim, the Committee and the Monterey Stockholders shall work reasonably and in good faith to determine the amount of such Loss or Claim within thirty days of the receipt of notice of the Loss or Claim after which time the amount of the Loss or Claim shall, at the option of either the Committee or the Monterey Stockholders, be determined by arbitration.

     ARBITRATION. All disputes, claims and other matters in controversy arising directly or indirectly out of or related to the Merger Agreement, or the breach thereof shall be determined by arbitration and shall be settled by three arbitrators, one of whom shall be appointed by the Committee, one by the Monterey Stockholders and the third of whom shall be appointed by the first two arbitrators. Persons eligible to be selected as arbitrators shall be limited to attorneys who have been in practice at least fifteen years specializing in corporate and securities matters and who have had both training and experience as arbitrators ("Experienced Arbitrators"). If either such person fails to appoint an arbitrator within ten days of a request in writing by the other such person to do so or if the first two arbitrators cannot agree on the appointment of a third arbitrator within thirty days, then such arbitrator shall be appointed by the American Arbitration Association (which appointment shall not be limited to Experienced Arbitrators if not made within the applicable time period).

Except as to the selection of arbitrators which shall be as set forth above, the arbitration shall be conducted promptly and expeditiously at such place in Phoenix, Arizona agreed to between the Committee and the Monterey Stockholders in accordance with the Commercial Rules of Arbitration of the American Arbitration Association then in effect so as to enable the arbitrators to determine the Loss or Claim and/or the existence of a Loss or Claim within forty-five days of the commencement of the arbitration proceedings. The arbitrators' resolution of the dispute shall be final, binding and nonappealable. The nonprevailing party shall bear the expenses of the arbitrators and the arbitration, including reasonable attorneys fees and costs.

     LIMITATIONS ON INDEMNIFICATION. The maximum aggregate amount of indemnification that may be required of the Monterey Stockholders, on the one hand, and Homeplex, on the other, pursuant to the Merger Agreement shall be $500,000 each.

                        MONTEREY STOCKHOLDER AGREEMENTS

     EMPLOYMENT AGREEMENTS. Homeplex and each of William W. Cleverly and Steven
J. Hilton will execute employment agreements (the "Employment Agreements"), each with a term ending on December 31, 2001 and providing for an initial base salary of $200,000 per year (increasing by 5% of the prior year's base salary per year), and an annual bonus for the first two years of the lesser of 4% of the pre-tax consolidated net income of Homeplex or $200,000. Thereafter the bonus percentage payout of consolidated net income would be determined by the then-existing compensation committee of the Board of Directors, provided that in no event will the bonus payable in any year exceed $200,000 per employee. Mr. Cleverly will serve as Co-Chief Executive Officer and Chairman, and Mr. Hilton will serve as Co-Chief Executive Officer and President. If such Monterey Stockholder voluntarily terminates his employment or is discharged for "Cause," Homeplex will have no obligation to pay him his current annual salary or bonus. If a Monterey Stockholder is terminated during the term of the Employment Agreement without "Cause" or as a result of his death or permanent disability, Homeplex will be obligated to pay such Monterey Stockholder (a) his current annual salary through the term of the Employment Agreement if terminated without "Cause," or for six months after termination in the event of death or disability, plus (b) a pro rated bonus. "Cause" is defined to mean only an act or acts of dishonesty by a Monterey Stockholder constituting a felony and resulting or intended to result directly or indirectly in substantial personal gain or enrichment at the expense of Homeplex.

     The Employment Agreements contain non-compete provisions that restrict the Monterey Stockholders until December 31, 2001, from, except in connection with their performance of their duties under the Employment Agreements, (i) engaging in the homebuilding business, (ii) recruiting, hiring or discussing employment with any person who is, or within the past six months was, an employee of Homeplex, (iii) soliciting any customer or supplier of Homeplex for a competing business or otherwise attempting to induce any customer or supplier to discontinue its relationship with Homeplex, or (iv) except solely as a limited partner with no management or operating responsibilities, engaging in the land banking or lot development business; provided, however, the foregoing provisions shall not restrict (A) the ownership of less than 5% of a publicly-traded company, or (B) in the event the employment of such Monterey Stockholder is terminated under the Employment Agreement, engaging in the custom homebuilding business, engaging in the production homebuilding business outside a 100 mile radius of any project of Homeplex or outside Northern California or engaging in the land banking or lot development business. The non-compete provisions will survive the termination of the Employment Agreement unless such Monterey Stockholder is terminated by Homeplex without Cause.

     EMPLOYMENT OPTIONS. In connection with the Employment Agreements, each of Mr. Cleverly and Mr. Hilton will be granted options to purchase an aggregate of 500,000 shares of Homeplex Common Stock at an exercise price of $1.75 per share (collectively, the "Employment Options") pursuant to stock option agreements to be executed simultaneously with the Employment Agreements (collectively, the "Stock Option Agreements"). The Employment Options expire on December 31, 2002 and will vest annually over three years in equal increments beginning on the first anniversary of the Effective Date; provided, however, the Employment Options will vest in full and will be exercisable upon a change of control of Homeplex prior to the third anniversary of the Effective Date. If a Monterey Stockholder voluntarily terminates his employment with Homeplex or he is terminated as a result of his death or disability, the Employment Options will be exercisable for a period of six months (if a result of voluntary termination) and one year (if a result of death or permanent disability) following such termination. If a Monterey Stockholder is terminated without Cause, the Employment Options will immediately be exercisable until December 31, 2002. If Homeplex terminates a Monterey Stockholders' employment for Cause, the Employment Options will terminate immediately.

     REGISTRATION RIGHTS AGREEMENT. Simultaneously with the execution of the Employment Agreements and the Stock Option Agreements, each of Mr. Cleverly and Mr. Hilton will enter into a registration rights agreement with Homeplex providing for demand registration rights and incidental registration rights for all shares of Homeplex Common Stock owned by such Monterey Stockholder, including the Exchange Shares, the Contingent Shares and the shares issued pursuant to the Employment Options (the "Registration Rights Agreement"). The Employment Agreements, the Stock Option Agreements and the Registration Rights Agreements are collectively referred to as the "Monterey Stockholder Agreements." The forms of the Monterey Stockholder Agreements are attached to this Proxy Statement/Prospectus as Appendix C. All stockholders are urged to read the Monterey Stockholder Agreements in their entirety.

                     GOVERNMENTAL AND REGULATORY APPROVALS

     Under the Merger Agreement, the obligations of Homeplex and Monterey and the Monterey Stockholders are conditioned upon the receipt of all required consents of governmental entities. There can be no assurance that any applicable regulatory authority will approve or take other required action with respect to the Merger or as to the date of such regulatory approval or other action. Homeplex and Monterey and the Monterey Stockholders are not aware of any government approvals that are required in order to consummate the Merger that have not been obtained.

                              ACCOUNTING TREATMENT

     The Merger will be accounted for as an acquisition by Homeplex of the Monterey Merging Companies and will be recorded by Homeplex as a purchase in accordance with generally accepted accounting principles. See "Selected Financial Data -- Unaudited Pro Forma Condensed Combined Financial Data."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain material Federal income tax consequences of the Merger to Homeplex and Monterey. The Federal income tax discussion set forth below is for general information only and does not address foreign, state or local tax consequences, estate or gift tax considerations, or the Federal income tax consequences of the Merger to the Monterey Stockholders. EACH HOLDER OF MONTEREY COMMON STOCK IS URGED TO CONSULT HIS TAX ADVISOR AS TO THE TAX CONSEQUENCES TO HIM OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

     Neither Homeplex nor Monterey has requested an advance ruling from the Internal Revenue Service as to the tax consequences of the Merger.

     Each of Homeplex and Monterey will receive an opinion from Homeplex's counsel, Hughes & Luce, L.L.P., stating that based upon the facts, representations and assumptions set forth in the opinion, for Federal income tax purposes, (i) the Merger will qualify as a reorganization within the meaning of
Section 368(a) of the Code, (ii) there has not been an "ownership change" of Homeplex within the meaning of Section 382 of the Code prior to the Effective Date, and (iii) the Merger will not cause an "ownership change" of Homeplex within the meaning of Section 382 of the Code to occur on the Effective Date.

     Based upon such opinions, no gain or loss will be recognized by Homeplex or Monterey as a result of the Merger.

     The availability of the NOL Carryforward to offset taxable income of Homeplex for periods after the Merger is potentially subject to certain restrictions or limitations under the Code. If an "ownership change" within the meaning of Section 382 of the Code has occurred or occurs with respect to Homeplex after the years in which the net operating losses occurred, the ability of Homeplex to use the NOL Carryforward to offset future taxable income would be subject to substantial limitations. Based on the opinion described above, Homeplex will not be subject, as of the Effective Date, to limitations on use of the NOL Carryforward pursuant to Section 382 of the Code. Additionally, pursuant to Section 384 of the Code, Homeplex may not be permitted to use the NOL Carryforward to offset taxable income resulting from sales of assets owned by Monterey at the time of the Merger to the extent that the fair market value of such assets at the time of the Merger exceeded their tax basis.

     THE FOREGOING DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE AND DOES NOT ADDRESS THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE MONTEREY STOCKHOLDERS. ACCORDINGLY, EACH MONTEREY STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER'S OWN TAX AND FINANCIAL ADVISORS AS TO THE MATTERS DESCRIBED IN THE PROSPECTUS AND ALSO AS TO ANY ESTATE, GIFT, STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES ARISING OUT OF THE MERGER.

                         ELECTION OF BOARD OF DIRECTORS

                                    OVERVIEW

     The Annual Meeting will include the election of (i) the Class I Directors and the Class II Directors to serve upon the effectiveness of the Merger and until the end of their respective terms and until their successors are elected (collectively, the "Post Merger Directors"), and (ii) directors to serve until the effectiveness of the Merger, or if the Merger is not consummated or is delayed for any reason, until the next annual meeting and until their successors are elected (collectively, the "Pre Merger Directors").

     Pursuant to the authority granted in Homeplex's Articles of Incorporation and Bylaws, the Board of Directors has determined that five Pre Merger Directors and five Post Merger Directors be elected at the Annual Meeting and have nominated for election as such directors the persons identified below as nominees for the Boards of Directors. If for any reason any nominee ceases to serve as a director of Homeplex at any time prior to the first anniversary of the Effective Date, the vacancy will be filled by a person selected by the remaining nominees then serving as directors; provided, however, if either Monterey Stockholder ceases to serve, the vacancy will be filled by a person selected by the remaining Monterey Stockholder. If, by reason of death or other unexpected occurrence, any one or more of the nominees should for any reason become unavailable for election, the persons named as proxies in the accompanying form of proxy may vote for the election of such substitute nominees, and for such term or terms, as the Board of Directors may propose.

                      NOMINEES FOR THE BOARD OF DIRECTORS

     The nominees, their ages, the period they have served as directors of Homeplex and Monterey, as applicable, and the position(s) held with Homeplex and Monterey, as applicable, are shown below.

                              PRE MERGER DIRECTORS

                                                HOMEPLEX
                                                DIRECTOR
                 NOMINEES                AGE     SINCE         POSITION(S) HELD WITH HOMEPLEX
    -----------------------------------  ---    --------    ------------------------------------
    Alan D. Hamberlin..................  47       1988      Chairman of the Board of Directors,
                                                            Director and Chief Executive Officer

    Jay R. Hoffman.....................  42       1995      Director, President, Secretary,
                                                            Treasurer and Chief Financial and
                                                            Accounting Officer

    Larry E. Cox.......................  47       1995      Director

    Mark A. McKinley...................  49       1988      Director

    Gregory K. Norris..................  45       1990      Director

                             POST MERGER DIRECTORS

                                                MONTEREY
                                                DIRECTOR
                 NOMINEES                AGE     SINCE         POSITION(S) HELD WITH MONTEREY
    -----------------------------------  ---    --------    ------------------------------------
    Class I
    William W. Cleverly................  40       1985      Director and President
    Steven J. Hilton...................  35       1985      Director, Treasurer and Secretary
    Alan D. Hamberlin..................  47       --                         --

    Class II
    Robert G. Sarver...................  35       --                         --
    C. Timothy White...................  35       1995      Director

     As of November 6, 1996, there were 9,716,517 shares of Homeplex Common Stock outstanding. The number of shares of Homeplex Common Stock beneficially owned, directly or indirectly, by each nominee and their percentage of outstanding Homeplex Common Stock at November 6, 1996 and after giving effect to the Merger are shown below. Beneficial ownership includes both sole voting and sole investment power.

                              PRE MERGER OWNERSHIP

                                                               TOTAL SHARES
                                                               BENEFICIALLY         PERCENT
                       PRE MERGER NOMINEES                       OWNED(1)         OWNERSHIP(2)
    ---------------------------------------------------------  ------------       ------------
    Mr. Hamberlin*...........................................     344,623(3)          3.44%

    Mr. Hoffman*.............................................      78,269(4)            **

    Mr. McKinley*............................................      47,507(5)            **

    Mr. Cox*.................................................      11,651(5)            **

    Mr. Norris*..............................................       3,400(5)            **
                                                                  -------             ----
    All Pre Merger nominees as a Group.......................     485,450(6)          4.78%
                                                                  =======             ====

                                                               TOTAL SHARES
                                                               BENEFICIALLY         PERCENT
                      POST MERGER NOMINEES                       OWNED(1)         OWNERSHIP(2)
    ---------------------------------------------------------  ------------       ------------
    Mr. Hamberlin............................................     344,623(3)          3.44%

    Mr. Cleverly.............................................      10,000               **

    Mr. Hilton...............................................          --               --

    Mr. Sarver...............................................     150,000             1.54%

    Mr. White................................................          --               --
                                                                  -------             ----
    All Post Merger Nominees as a Group......................     504,623(3)          5.08%
                                                                  =======             ====

---------------

 * Each director and executive officer of Homeplex may be reached through Homeplex at 5333 North Seventh Street, Suite 219, Phoenix, Arizona 85014.

**  Less than 1% of the outstanding shares of Homeplex Common Stock.

(1) Includes, where applicable, shares of Homeplex Common Stock owned of record by such person's minor children and spouse and by other related individuals and entities over whose shares of Homeplex Common Stock such person has custody, voting control or the power of disposition.

(2) The percentages shown include the shares of Homeplex Common Stock actually owned as of November 6, 1996 and the shares of Homeplex Common Stock which the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Homeplex Common Stock which the identified person or group had the right to acquire within 60 days of November 6, 1996 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of Homeplex Common Stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Homeplex Common Stock owned by any other person. The Hamberlin Stock Options are not included as these will not be approved prior to the Annual Meeting. If approved at the Annual Meeting, options covering 500,000 shares of Homeplex Common Stock will be exercisable.

(3) Includes 37,900 shares of Homeplex Common Stock indirectly beneficially owned by Mr. Hamberlin through a partnership and 306,723 shares of Homeplex Common Stock which Mr. Hamberlin had the right to acquire within 60 days of November 6, 1996 by the exercise of stock options (including dividend equivalent rights). The Hamberlin Stock Options are not included as these will not be approved prior to the Annual Meeting. If approved at the Annual Meeting, options covering 500,000 shares of Homeplex Common Stock will be exercisable.

(4) Includes 15,000 shares of Homeplex Common Stock owned by Mr. Hoffman and 63,269 shares of Homeplex Common Stock which Mr. Hoffman had the right to acquire within 60 days of November 6, 1996 by the exercise of stock options (including dividend equivalent rights).

(5) All of such shares of Homeplex Common Stock are shares which Mr. McKinley, Mr. Norris and Mr. Cox had the right to acquire within 60 days of November 6, 1996 by the exercise of stock options (including dividend equivalent rights).

(6) Includes 432,550 shares of Homeplex Common Stock which such persons had the right to acquire within 60 days of November 6, 1996 by the exercise of stock options (including dividend equivalent rights). The Hamberlin Stock Options are not included as these will not be approved prior to the Annual Meeting. If approved at the Annual Meeting, options covering 500,000 shares of Homeplex Common Stock will be exercisable.

     Upon consummation of the Merger, approximately 13,616,517 shares of Homeplex Common Stock will be outstanding. The number of shares of Homeplex Common Stock estimated to be beneficially owned, directly and indirectly, by each Nominee and their estimated percentage of outstanding Homeplex Common Stock immediately after giving effect to the Merger are shown below. Beneficial ownership includes both sole voting and sole investment power.

                             POST MERGER OWNERSHIP

                                                               TOTAL SHARES
                                                               BENEFICIALLY         PERCENT
                       PRE MERGER NOMINEES                       OWNED(1)         OWNERSHIP(2)
    ---------------------------------------------------------  ------------       ------------
    Mr. Hamberlin............................................      344,623(3)         2.45%

    Mr. Hoffman..............................................       78,269(4)          *

    Mr. Cox..................................................       47,507(5)          *

    Mr. McKinley.............................................       11,651(5)          *

    Mr. Norris...............................................        3,400(5)          *
                                                                   -------            ----
    All Pre Merger Nominees as a Group.......................      485,450(6)         3.42%
                                                                   =======            ====

                                                               TOTAL SHARES
                                                               BENEFICIALLY         PERCENT
                      POST MERGER NOMINEES                       OWNED(1)         OWNERSHIP(2)
    ---------------------------------------------------------  ------------       ------------
    Mr. Hamberlin............................................      344,623(3)          2.48%

    Mr. Cleverly.............................................    1,960,000(7)         14.39%

    Mr. Hilton...............................................    1,950,000(7)         14.32%

    Mr. Sarver...............................................      150,000             1.10%

    Mr. White................................................           --               --
                                                                 ---------            -----
    All Post Merger Nominees as a Group......................    4,404,623(7)         31.64%
                                                                 =========            =====

---------------

 *  Less than 1% of the outstanding shares of Homeplex Common Stock.

(1) Includes, where applicable, shares of Homeplex Common Stock estimated to be owned of record by such person's minor children and spouse and by other related individuals and entities over whose shares of Homeplex Common Stock such person has custody, voting control or the power of disposition.

(2) The percentages shown include the shares of Homeplex Common Stock estimated to be actually owned as of the Effective Date and the estimated shares of Homeplex Common Stock which the person or group will have the right to acquire within 60 days of such date. In calculating the percentage of ownership, the estimated amount of all shares of Homeplex Common Stock which the identified person or group will have the right to acquire within 60 days of the Effective Date upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of Homeplex Common Stock estimated to be owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Homeplex Common Stock estimated to be owned by any other person. The Hamberlin Stock Options are not included as these will not be approved prior to the Annual

    Meeting. If approved at the Annual Meeting, options covering 500,000 shares of Homeplex Common Stock will be exercisable.

(3) Includes 37,900 shares of Homeplex Common Stock indirectly beneficially owned by Mr. Hamberlin through a partnership and 306,723 shares of Homeplex Common Stock which Mr. Hamberlin will have the right to acquire within 60 days of the Effective Date by the exercise of stock options (including dividend equivalent rights). The Hamberlin Stock Options are not included as these will not be approved prior to the Annual Meeting. If approved at the Annual Meeting, options covering 500,000 shares of Homeplex Common Stock will be exercisable.

(4) Includes 15,000 shares of Homeplex Common Stock owned by Mr. Hoffman and 63,269 shares of Homeplex Common Stock which Mr. Hoffman will have the right to acquire within 60 days of the Effective Date by the exercise of stock options (including dividend equivalent rights).

(5) All of such shares of Homeplex Common Stock are shares which Mr. McKinley, Mr. Norris and Mr. Cox will have the right to acquire within 60 days of the Effective Date by the exercise of stock options (including dividend equivalent rights).

(6) Includes 432,550 shares of Homeplex Common Stock which such persons will have the right to acquire within 60 days of the Effective Date by the exercise of stock options (including dividend equivalent rights). The Hamberlin Stock Options are not included as these will not be approved prior to the Annual Meeting. If approved at the Annual Meeting, options covering 500,000 shares of Homeplex Common Stock will be exercisable.

(7) Assumes none of the Homeplex Warrants are exercised by the Warrantholders. None of the Hamberlin Stock Options are included as these will not be approved prior to the Annual Meeting. If approved at the Annual Meeting, options covering 500,000 shares will be exercisable.

     The Merger Agreement requires that the Post Merger Directors be comprised of at least two persons who are independent directors and at least one person who is a Pre Merger Director. The present principal occupations and other biographical information with respect to the Nominees are as follows.

NOMINEES FOR PRE MERGER DIRECTORS

     Alan D. Hamberlin has been a director and Chief Executive Officer of Homeplex since its organization in July 1988 and Chairman of the Board of Directors since January 1990. Mr. Hamberlin also served as the President of Homeplex from its organization until September 1995. Mr. Hamberlin served as the President and Chief Executive Officer of the managing general partner of Homeplex's former Manager. Mr. Hamberlin has been President of Courtland Homes, Inc., a Phoenix, Arizona single-family residential homebuilder, since July 1983. Mr. Hamberlin has served as a Director of American Southwest Financial Corporation and American Southwest Finance Co., Inc. since their organization in September 1982. Mr. Hamberlin also has served as a Director of American Southwest Affiliated Companies since its organization in March 1985 and of American Southwest Holdings, Inc. since August 1994.

     Jay R. Hoffman has been the President and a director of Homeplex since September 1995 and the Secretary, Treasurer and Chief Financial and Accounting Officer of Homeplex since July 1988. Mr. Hoffman also served as the Vice President of the Homeplex from July 1988 to September 1995. Mr. Hoffman, a certified public accountant, engaged in the practice of public accounting with Kenneth Leventhal & Company from March 1987 through June 1988 and with Arthur Andersen & Co. from June 1976 through March 1987.

     Larry E. Cox has been a director of Homeplex since November 1995. Mr. Cox is currently the managing member of Taro Properties Arizona, L.L.C. and President of Taro Properties Arizona, Inc., land development and investment companies. Prior to that, Mr. Cox was Vice President of Forward Planning for A-M Homes, a residential homebuilder, from August 1989 to January 1992. Mr. Cox is also on the Community Relations Board of the Bank of Arizona.

     Mark A. McKinley has been a director of Homeplex since May 1988. Mr. McKinley is currently Senior Vice President of NationsBank Mortgage Corporation. Prior to that, he was the Co-Founder, President and Director of Cypress Financial Corporation organized in 1983 and Managing Director of Rancho Santa

Margarita Mortgage Corporation, organized in 1990. From 1968 through 1983, Mr. McKinley served as Senior Vice President of The Colwell Company, a publicly held mortgage banking corporation and was responsible for administration of secondary marketing, hedging operations and loan sales.

     Gregory K. Norris has been a director of Homeplex since June 1990. Mr. Norris has been the President of Norris & Benedict Associates P.C., certified public accountants, or its predecessor firms since November 1979. Mr. Norris previously was engaged in the practice of public accounting with Bolan, Vassar and Borrows, certified public accountants, from December 1978 until November 1979 and with Ernst & Whinney (now Ernst & Young, LLP) from July 1974 until December 1978.

NOMINEES FOR CLASS I POST MERGER DIRECTORS

     Alan D. Hamberlin has been a director and Chief Executive Officer of Homeplex since its organization in July 1988 and Chairman of the Board of Directors since January 1990. Mr. Hamberlin also served as the President of Homeplex from its organization until September 1995. Mr. Hamberlin served as the President and Chief Executive Officer of the managing general partner of Homeplex's former Manager. Mr. Hamberlin has been President of Courtland Homes, Inc., a Phoenix, Arizona single-family residential homebuilder, since July 1983. Mr. Hamberlin has served as a Director of American Southwest Financial Corporation and American Southwest Finance Co., Inc. since their organization in September 1982. Mr. Hamberlin also has served as a Director of American Southwest Affiliated Companies since its organization in March 1985 and of American Southwest Holdings, Inc. since August 1994.

     William W. Cleverly co-founded Monterey in 1985 and currently serves as President and a director of Monterey. Mr. Cleverly's primary operating responsibilities are land acquisition, development financing, and marketing. From 1983 to 1985, Mr. Cleverly was the President and founder of a real estate development company which developed and marketed multi-family projects. Mr. Cleverly received his undergraduate degree from the University of Arizona, and is a member of the Central Arizona Homebuilders' Association of Arizona and the National Homebuilders' Association.

     Steven J. Hilton co-founded Monterey in 1985 and currently serves as Treasurer, Secretary, and a director of Monterey. Mr. Hilton's primary operating responsibilities include land acquisition, development financing, and construction. From 1985 to 1986, Mr. Hilton served as a project manager for Premier Community Homes, a residential homebuilder. From 1984 to 1985, Mr. Hilton served as a project manager for Mr. Cleverly's real estate development company. Mr. Hilton received his undergraduate degree from the University of Arizona, and is a member of the Central Arizona Homebuilders' Association, the National Homebuilders' Association, and the National Board of Realtors and the Scottsdale Board of Realtors.

NOMINEES FOR CLASS II POST MERGER DIRECTORS

     Robert G. Sarver has served as the Chairman and Chief Executive Officer of GB Bancorporation, a bank holding company for Grossmont Bank, San Diego's largest community bank, since 1995. Mr. Sarver currently serves as a director of Zion's Bancorporation, a publicly held bank holding company. In 1990, Mr. Sarver was a co-founder and currently serves as the Executive Director of Southwest Value Partners and Affiliates, a real estate investment company. In 1984, Mr. Sarver founded National Bank of Arizona, Inc. and served as President until it was acquired by Zion's Bancorporation in 1994. Mr. Sarver received his undergraduate degree from the University of Arizona and is a certified public accountant.

     C. Timothy White has served as a director of Monterey since February 1995. Since 1989, Mr. White has been an attorney with the law firm of Tiffany & Bosco, P.A. in Phoenix, Arizona. During 1995 and the first six months of 1996, Monterey paid Tiffany & Bosco, P.A. $206,000 and $54,000, respectively, for legal services rendered. Mr. White received his undergraduate degree from the University of Arizona and his law degree from Arizona State University.

     THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH NOMINEE FOR THE PRE MERGER BOARD OF DIRECTORS AND THE POST MERGER BOARD OF DIRECTORS.

                    1995 MEETINGS OF THE BOARD OF DIRECTORS

     Homeplex's Board of Directors held a total of ten meetings during the fiscal year ended December 31, 1995. One director was absent for one of the ten meetings. The Audit Committee met separately at one formal meeting. One director was absent for such Audit Committee meeting.

                      COMMITTEES OF THE BOARD OF DIRECTORS

     Messrs. Cox, McKinley and Norris are members of Homeplex's Audit Committee.

                           COMPENSATION OF DIRECTORS

     Homeplex pays an annual director's fee to each independent director equal to $20,000, a fee of $1,000 for each meeting of the Board of Directors attended by each independent director and reimbursement of costs and expenses for attending such meetings. During 1995, the independent directors also accrued dividend equivalent rights, in the following amounts: (i) 932 with respect to Mr. McKinley, (ii) 228 with respect to Mr. Norris, and (iii) 200 with respect to Mr. Cox.

     In addition, Homeplex's directors are eligible to participate in its stock option plan. During 1995, Mr. Cox was granted 10,000 stock options at $1.50 per share under Homeplex's stock option plan. One-third of the options are currently exercisable, one-third become exercisable on December 13, 1996 and the remaining one-third become exercisable on December 13, 1997. During the first six months of 1996, no stock options were granted to any director. See "Homeplex
Management -- Stock Option Plan."

              BOARD OF DIRECTORS' REPORT ON EXECUTIVE COMPENSATION

     The Board of Directors is responsible for reviewing and determining Homeplex's compensation policies and the compensation paid to executive officers, including approving the Hamberlin Employment Agreement. There is no compensation committee that reviews and makes recommendations to the Board of Directors on cash compensation, stock option awards and other compensation for Homeplex's executive officers.

     In order to more closely align Mr. Hamberlin's compensation with the interests of Homeplex's stockholders, the Board of Directors approved the Hamberlin Employment Agreement. The Hamberlin Employment Agreement provides for Mr. Hamberlin to receive an annual base salary of $1.00, Mr. Hamberlin is not entitled to any bonuses except as granted by the Board of Directors in its absolute discretion. In lieu of an annual base salary, Homeplex granted Mr. Hamberlin the Hamberlin Stock Options (subject to stockholder approval), and if the Hamberlin Stock Options are not approved at the Annual Meeting, the Hamberlin PSRs.

     Homeplex also compensates its executive officers through the stock option plan approved by the stockholders. The Board of Directors believes that stock option grants provide an incentive that aligns the executive officers' interests with those of the stockholders by giving them an equity stake in the business. Homeplex's stock options are of significant value to the executive officer receiving such options only to the extent that (i) the price of Homeplex Common Stock increases above the option grant price which is the fair market value on the date of the grant and/or (ii) dividend distributions on Homeplex Common Stock results in the accrual of dividend equivalent rights with respect to the stock options. Thus, the Board of Directors believes that Homeplex's stock option plan motivates its executive officers to manage Homeplex in a manner that will provide the best overall return to Homeplex's stockholders. All authorized options have been issued under Homeplex's current stock option plan.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The entire Board of Directors performed the function of determining Homeplex's compensation policies applicable to its executive officers. Alan D. Hamberlin, the Chairman of the Board of Directors, also was the President and Chief Executive Officer of Homeplex during the fiscal year. Although Mr. Hamberlin served on

Homeplex's Board of Directors, he did not participate in the Board of Directors' decisions regarding the approval of his employment agreement or grants of stock options to him.

                               PERFORMANCE GRAPH

     The following chart compares the cumulative total stockholder return on Homeplex Common Stock during the five years ended December 31, 1995, with a cumulative total return on the Standard & Poor's 500 Stock Index and an industry index (the "Index") prepared by the National Association of Real Estate Investment Trusts ("NAREIT"). The Index consists of Mortgage Real Estate Investment Trusts as compiled by NAREIT. The comparison assumes $100 was invested on December 31, 1990 in Homeplex Common Stock and in each of the foregoing indices and assumes reinvestment of dividends.

      Measurement Period
    (Fiscal Year Covered)          Homeplex      NAREIT Index    S&P 500 Index
1990                                 100             100             100
1991                                 227             132             131
1992                                  86             134             141
1993                                  46             154             155
1994                                  37             117             157
1995                                  57             190             216

                            SELECTED FINANCIAL DATA

             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     The Unaudited Pro Forma Condensed Combined Income Statement Data set forth below presents the results of operations of the combined entity, assuming the Merger occurred on January 1, 1995, for the twelve months ended December 31, 1995 and the six months ended June 30, 1996. The Unaudited Pro Forma Condensed Combined Balance Sheet Data set forth below presents the financial position of the combined entity assuming the Merger occurred on June 30, 1996. The Unaudited Pro Forma Condensed Combined Financial Data assumes the Monterey Stockholders received the Distributions prior to the Merger. Adjustments necessary to reflect these assumptions and to restate historical combined balance sheets and results of operations are presented in the Pro Forma Adjustments columns, which are further described in the Notes to Selected Unaudited Pro Forma Condensed Combined Financial Data.

     The historical financial information for Homeplex is derived from the audited consolidated financial statements of Homeplex as of and for the year ended December 31, 1995, and the unaudited consolidated financial statements of Homeplex as of and for the six months ended June 30, 1996. The historical financial information for Monterey is derived from the audited combined financial statements of Monterey as of and for the year ended December 31, 1995, and the unaudited combined financial statements of Monterey as of and for the six months ended June 30, 1996.

     The following information does not purport to present the financial position or results of operations of Homeplex and Monterey had the Merger, the Distributions and the other events assumed therein occurred on the dates specified, nor is it necessarily indicative of the results of operations of Homeplex and Monterey as they may be in the future or as they may have been had the Merger and such other events been consummated on the dates shown. The Selected Unaudited Pro Forma Condensed Combined Financial Data is based on certain assumptions and adjustments described in the related Notes to Unaudited Pro Forma Condensed Combined Financial Data and should be read in conjunction with the Merger Agreement, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for each of Homeplex and Monterey, and the audited and unaudited historical financial statements and notes thereto of Homeplex and Monterey included elsewhere in this Proxy Statement/Prospectus.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                 JUNE 30, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                          MONTEREY
                          -----------------------------------------
                                                              AS        HOMEPLEX                    PROFORMA          PROFORMA
                          HISTORICAL    ADJUSTMENTS(2)     ADJUSTED    HISTORICAL    COMBINED    ADJUSTMENTS(2)       COMBINED
                          ----------    --------------     --------    ----------    --------    --------------     ------------
ASSETS:
Real estate under
  development...........   $ 43,773        $     --        $ 43,773     $     --     $43,773        $     --        $     43,773
Real estate loans and
  other receivables.....        820              --             820        3,852       4,672              --               4,672
Residual interests......         --              --              --        4,625       4,625              --               4,625
Cash and cash
  equivalents...........      1,613            (516)(b)       1,097       10,853      11,950            (780)(b)          11,170
Option deposits.........        972              --             972           --         972              --                 972
Other assets............      1,272              --           1,272          422       1,694            (750)(c)             944
Deferred tax asset......         --              --              --           --          --           6,783 (c)           6,783
Goodwill................         --              --              --           --          --           1,686 (c)           1,686
                           ---------       --------        --------    ----------    --------       --------        ------------
         Total Assets...   $ 48,450        $   (516)       $ 47,934     $ 19,752     $67,686        $  6,939        $     74,625
                           ========        ========        ========     ========     ========       ========        ============

LIABILITIES & STOCKHOLDERS' EQUITY:

Accounts payable and
  accruals..............   $  3,452        $     --        $  3,452     $  1,072     $ 4,524        $     --        $      4,524
Home sale deposits......      4,980              --           4,980           --       4,980              --               4,980
Notes payable...........     32,075           5,443(a)       37,518           --      37,518              --              37,518
                           ---------       --------        --------    ----------    --------       --------        ------------
Total Liabilities.......     40,507           5,443          45,950        1,072      47,022              --              47,022
                           ---------       --------        --------    ----------    --------       --------        ------------
Common stock............          5              --               5           99         104              (5)(e)             138
                                                                                                          39 (d)
Additional paid-in
  capital...............          8              --               8       84,046      84,054              (8)(e)          92,930
                                                                                                       8,884 (d)
Retained earnings
  (accumulated
  deficit)..............      7,930          (5,443)(a)       1,971      (65,055)    (63,084 )        (1,971)(e)         (65,055)
                                               (516)(b)
Treasury stock..........         --              --              --         (410)       (410 )            --                (410)
                           ---------       --------        --------    ----------    --------       --------        ------------
  Total Stockholders'
    Equity..............      7,943        $ (5,959)          1,984       18,680      20,664           6,939              27,603
                           ---------       --------        --------    ----------    --------       --------        ------------
  Total Liabilities and
    Stockholders'
    Equity..............   $ 48,450        $   (516)       $ 47,934     $ 19,752     $67,686        $  6,939        $     74,625
                           ========        ========        ========     ========     ========       ========        ============
Pro forma net book value
  per share.............                                                                                            $       2.00
                                                                                                                   =============
Pro forma common shares
  outstanding...........                                                                                            $ 13,777,000
                                                                                                                   =============


------------------------------------------------------------------------

See accompanying "Notes to Unaudited Pro Forma Condensed Combined Financial
Data."

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                               HISTORICAL
                                           -------------------                        PRO FORMA        PRO FORMA
                                           MONTEREY         HOMEPLEX     COMBINED   ADJUSTMENTS(3)     COMBINED
                                           --------         ---------    --------   --------------     ---------
Home and land sales....................... $71,491          $      --    $71,491        $   --          $71,491
Cost of home and land sales...............  60,333                 --     60,333           225 (f)       60,558
                                           -------          ---------    -------         -----          -------
Gross Margin..............................  11,158                 --     11,158          (225)          10,933
Selling, general and administrative
  expenses................................   4,898              1,599      6,497           250 (g)        6,382
                                                                                          (648)(h)
                                                                                           281 (i)
                                                                                          (113)(j)
                                                                                           115 (k)
                                           -------          ---------    -------         -----          -------
Operating income (loss)...................   6,260             (1,599)     4,661          (110)           4,551
                                           -------          ---------    -------         -----          -------
Other income (expense):
  Interest income on real estate loans....      --              1,618      1,618            --            1,618
  Income from residual interests..........      --              1,283      1,283            --            1,283
  Interest expense........................      --               (868)      (868)           --             (868)
  Miscellaneous income, net...............     141                663        804            --              804
                                           -------          ---------    -------         -----          -------
     Total other income (expense).........     141              2,696      2,837            --            2,837
                                           -------          ---------    -------         -----          -------
Income before income taxes................   6,401              1,097      7,498          (110)           7,388
Income tax expense........................      --                 --         --           813 (l)          813
                                           -------          ---------    -------         -----          -------
Net income................................ $ 6,401          $   1,097    $ 7,498        $ (923)         $ 6,575
                                           =======          =========    =======         =====          =======
Net income per share:
  Primary.................................                  $     .11                                   $   .47
                                                            =========                                   =======
  Fully-diluted...........................                  $     .11                                   $   .45
                                                            =========                                   =======
Weighted average common shares
  outstanding -- primary..................                  9,737,302                                14,000,000
                                                            =========                                ==========
Weighted average common shares
  outstanding -- fully diluted............                  9,737,302                                14,668,000
                                                            =========                                ==========

------------------------------------------------------------------------

See accompanying "Notes to Unaudited Pro Forma Condensed Combined Financial
Data."

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                            HISTORICAL
                                       --------------------                  PRO FORMA         PRO FORMA
                                       MONTEREY    HOMEPLEX    COMBINED    ADJUSTMENTS(3)      COMBINED
                                       --------    --------    --------    --------------      ---------
Home and land sales..................  $32,417      $   --     $32,417         $   --           $32,417
Cost of home and land sales..........   27,738          --      27,738            225 (f)        27,963
                                       -------      ------     -------         ------           -------
Gross Margin.........................    4,679          --       4,679           (225)            4,454
Selling, general and administrative
  expenses...........................    2,737         651       3,388            105 (g)         3,401
                                                                                 (157)(h)
                                                                                   64 (i)
                                                                                  (56)(j)
                                                                                   57 (k)
                                       -------      ------     -------         ------           -------
Operating income (loss)..............    1,942        (651)      1,291           (238)            1,053
                                       -------      ------     -------         ------           -------
Other income (expense):
  Interest income on real estate
     loans...........................       --         366         366             --               366
  Income from residual interests.....       --         525         525             --               525
  Interest expense...................       --        (238)       (238 )           --              (238)
  Miscellaneous income, net..........       27         379         406             --               406
                                       -------      ------     -------         ------           -------
          Total other income
            (expense)................       27       1,032       1,059             --             1,059
                                       -------      ------     -------         ------           -------
Income before extraordinary loss and
  income taxes.......................    1,969         381       2,350           (238)            2,112
Extraordinary loss from early
  extinguishment of debt.............       --        (149)       (149 )          149 (m)            --
                                       -------      ------     -------         ------           -------
Income before income taxes...........    1,969         232       2,201            (89)            2,112
Income tax expense...................       --          --          --            232 (l)           232
                                       -------      ------     -------         ------           -------
Net income...........................  $ 1,969      $  232     $ 2,201         $ (321)          $ 1,880
                                       =======      ======     =======         ======           =======
Net income per share:
Primary
Before extraordinary item............               $ 0.04                                      $  0.13
Extraordinary item...................                (0.02)                                          --
                                                    ------                                      -------
          Total......................               $ 0.02                                      $  0.13
                                                    ======                                      =======
Fully Diluted
Before extraordinary item............               $ 0.04                                      $  0.13
Extraordinary item...................                (0.02)                                          --
                                                    ------                                      -------
          Total......................               $ 0.02                                      $  0.13
                                                    ======                                      =======
Weighted average common shares
  outstanding -- primary.............            9,885,624                                   13,950,000
                                                 =========                                   ==========
Weighted average common shares
  outstanding -- fully diluted.......            9,980,051                                   14,981,000
                                                 =========                                   ==========

------------------------------------------------------------------------

See accompanying "Notes to Unaudited Pro Forma Condensed Combined Financial
Data."

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     1. Overview. The Unaudited Pro Forma Condensed Combined Income Statements are presented as if the combination of Monterey and Homeplex occurred on January 1, 1995. The Unaudited Pro Forma Condensed Combined Balance Sheet is presented assuming the combination occurred on June 30, 1996.

     The combination is expected to be recorded as a purchase in accordance with generally accepted accounting principles and, accordingly, the assets and liabilities of the acquired entity (Monterey) are presented at their estimated fair values as of that date. See "The Merger and Related Transactions."

     The Merger Agreement provides that the Monterey Stockholders and the Warrantholders will receive a number of Exchange Shares equal to the pro forma book value of Monterey on the Effective Date multiplied by a factor of 3.0 and divided by the fully diluted book value (giving effect to outstanding stock options) per share of Homeplex Common Stock on the Effective Date. The Merger Agreement requires Monterey to make the Distributions so that the ending book value of Monterey immediately prior to the Merger equals $2.5 million, as adjusted for the exclusion of transaction costs incurred by Monterey. Assuming an Effective Date of June 30, 1996, the pro forma financial information reflects a calculation that results in Homeplex issuing approximately 3.9 million shares of Exchange Shares to the Monterey Stockholder's (83.5% or approximately 3.3 million shares) and the Warrantholders (16.5% or approximately 600,000 shares) in exchange for the outstanding shares and warrants of Monterey. The Merger Agreement requires the Merger to occur on or about December 31, 1996. Accordingly, the number of shares issued will vary based on Homeplex's fully diluted book value at the Effective Date. See "The Merger and Related Transactions -- Merger Consideration."

     In addition, Homeplex will issue up to 800,000 Contingent Shares, subject to the trading price thresholds and employment restrictions. Approximately 131,840 Contingent Shares will be reserved for issuance on the Effective Date for issuance upon the exercise of the Homeplex Warrants. The remaining 668,160 shares of Contingent Stock will be issued to the Monterey Stockholders if certain Homeplex Common Stock price targets are reached for twenty consecutive days at any time during the five years following the Effective Date, provided that at the time of any such issuance to a Monterey Stockholder, such Monterey Stockholder is still employed with Homeplex. If the stock price does not reach such thresholds within five years following the date of the Merger, such Contingent Stock will not be issued. See "The Merger and Related Transactions -- Merger Consideration."

     In addition, pursuant to the Employment Agreements options to purchase one million shares of Homeplex Common Stock will be granted to the Monterey Stockholders at an exercise price of $1.75, which options will vest over the three years following the Merger and expire at the end of the sixth year following the Merger. The value of the options are considered compensation expense for the combined entity which will be recognized over the three-year vesting period. See "The Merger and Related Transactions -- Monterey Stockholder Agreements."

     The Merger Agreement provides that the Monterey Stockholders will receive an amount that approximates the Distributions to reduce the adjusted book value of Monterey to $2.5 million. Assuming an Effective Date of June 30, 1996, the Distributions reflected in the pro forma financial information have been calculated at approximately $5.4 million. The estimated Distributions amounted to approximately $9.5 million due to the additional earnings Monterey is expected to produce subsequent to June 30, 1996 but prior to the Effective Date. See "The Merger and Related Transactions -- Distributions."

     By effecting the Merger, Homeplex will cause a change in its tax status from a REIT to a C-corporation and Monterey will terminate its Subchapter S tax status. See "The Merger and Related Transactions -- Termination of REIT Status."

     By utilizing the NOL Carryforward, it is anticipated that the income taxes paid by the combined entity will consist primarily of state income taxes (since utilization of the Homeplex state net operating loss may be significantly limited) and the federal alternative minimum tax. Any federal income tax expense generated by amortization of the deferred tax asset recognized for book purposes is assumed to be offset by a decrease in the reserve against the deferred tax asset and, accordingly, will have no net income statement impact. See "The Merger and Related Transactions -- NOL Carryforward."

     Management anticipates that no dividends will be declared or paid on the common stock subsequent to the Merger and, accordingly, no pro forma dividend information has been presented in the Unaudited Pro Forma Condensed Combined Financial Data.

     The Unaudited Pro Forma Condensed Combined Financial Data does not give effect to proposed one-for-three stock split described elsewhere in this Proxy Statement/Prospectus.

     The following adjustments have been made to arrive at the Unaudited Pro Forma Condensed Combined Financial Data.

2. Pro Forma Condensed Combined Balance Sheet Adjustments at June 30, 1996.

          (a) The Merger Agreement calls for Monterey to make the Tax Distribution and Retained Earnings Distribution so that the ending book value of Monterey immediately prior to the Merger equals $2.5 million, as adjusted. The Distributions were made from available cash and proceeds from borrowings of Monterey. As a result, the Distributions have been presented along side the historical balance sheet of Monterey rather than as a pro forma adjustment contemplated in the Merger. The estimated Distributions amounted to approximately $9.5 million due to the additional earnings Monterey is expected to produce subsequent to June 30, 1996, but prior to the Effective Date.

          (b) To record the payment of certain Merger costs and related expenses assumed to be incurred prior to and concurrent with the Effective Date of the Merger estimated at $1,596,000. Of the $1,596,000, approximately $1,080,000 will be paid by Homeplex, of which $780,000 is attributable to the Merger and has been capitalized and included as a component of the purchase price. The remaining $300,000 incurred by Homeplex will be expensed.

          Additionally, approximately $516,000 of costs incurred by Monterey is attributable to the Merger and to the cost of obtaining waivers from the holders of the Notes for prior defaults. Because this amount was expensed prior to the Tax Distribution and Retained Earnings Distribution, it has been presented along side the historical balance sheet of Monterey rather than as a pro forma adjustment contemplated in the Merger. However, in accordance with the Merger Agreement, this amount has been excluded for purposes of computing the Tax Distribution and Retained Earnings Distribution to arrive at the $2.5 million ending adjusted net book value of Monterey.

          (c) Utilizing an estimated stock price of $2.21 per share of Homeplex Common Stock, which approximates the average stock for five days before and after the public announcement of the Merger, the purchase price is estimated as follows:

        Consideration paid:
        Estimated fair value of Homeplex common stock....................  $8,923,000
        Estimated transaction costs......................................     780,000
                                                                           ----------
        Total consideration..............................................  $9,703,000
                                                                           ----------
        Estimated fair value of net assets of Monterey...................  $1,234,000
        Estimated value of deferred tax asset............................   6,783,000
                                                                           ----------
        Estimated fair value of net assets acquired......................  $8,017,000
                                                                           ----------
        Excess of purchase price over fair value of net assets
          acquired.......................................................  $1,686,000
                                                                           ==========

          Assuming the Merger occurred on June 30, 1996, the excess of purchase price over the fair value of net assets acquired is attributable to goodwill, which is to be amortized over 20 years. The allocation of the purchase price among the assets and liabilities of Monterey results primarily in the write-off of certain deferred financing costs totaling $750,000 assumed to have no future value to the combined entity. In addition, the transaction results in the recording of the deferred tax asset relating to the benefit of operating loss carryforwards, net of applicable valuation reserves and deferred tax assets relating to the write off of the deferred financing costs.

          The allocation of purchase cost in the pro forma financial statements is based on available information. Management does not currently believe that any adjustments to the final allocation of purchase price will have a material effect on the Unaudited Pro Forma Condensed Combined Financial Data.

          (d) To record the effects of the issuance of Homeplex Common Stock to the Monterey Stockholders and Warrantholders and additional paid-in capital resulting from the Merger.

          (e) To reclassify the remaining equity accounts of Monterey into Homeplex's equity accounts, while giving effect to the legal entity remaining subsequent to the Merger.

3.Pro Forma Condensed Combined Income Statements Adjustments for the Year Ended
  December 31, 1995 and the Six Month Period Ended June 30, 1996.

          (f) To record the amortization of additional capitalized interest incurred in connection with the issuance of notes payable used to fund the Tax Distribution and the Retained Earnings Distribution.

          (g) To adjust for the estimated compensation expense expected to be incurred as specified in the Employment Agreements with Messrs. Cleverly and Hilton, net of previous compensation expense no longer recognized by Monterey for these officers. This amount also includes an adjustment to reflect additional compensation expense for the bonuses to be paid to Messrs. Cleverly and Hilton for meeting certain net income levels as specified in the Employment Agreements. The annual bonus amount for each Monterey Stockholder is equal to the lesser of $200,000 or 4% of pre-tax income.

          (h) To eliminate compensation expense recorded by Homeplex for employees terminated in connection with the Merger.

          (i) To record compensation expense incurred in connection with the issuance of options to purchase one million shares of Homeplex Common Stock which will be issued to the Monterey Stockholders on the Effective Date, and all of which are assumed to vest. The compensation expense for the vested options is being recognized over the three year graded vesting period. The compensation expense for such options was based on an estimated stock price of $2.21 per share assumed on the date of grant. The actual amount of compensation expense may vary based on the fair value of Homeplex Common Stock on the date of grant of the options.

          (j) To eliminate the amortization of deferred financing costs which will be written off in connection with the Merger.

          (k) To record the amortization of goodwill, which is being amortized over 20 years.

          (l) To record the amount of income taxes relating to the alternative minimum tax and state income taxes, which has been estimated at 11% of income before income taxes.

          (m) To eliminate the effects of the extraordinary item due to its nonrecurring nature.

     4. Non-recurring Items. Due to the non-recurring nature of certain items relating to the Merger which will affect the first year of operations following the Effective Date, such items have been excluded from the Pro Forma Condensed Combined Income Statement for the Year Ended December 31, 1995.

     The first item excluded from the pro forma financial statements relates to the estimated termination costs for Homeplex employees amounting to approximately $300,000 expected to be incurred immediately following the Merger.

     Additionally, no effect has been given in the Pro Forma Condensed Combined Income Statement to the potential compensation expense that would be recorded if the 668,160 of Contingent Shares are subsequently earned and issued to the Monterey Stockholders. Assuming the stock prices are reached in accordance with the vesting periods previously described, and the Monterey Stockholders remain employed by the combined entity in such periods, compensation expense relating to such shares would amount to approximately $236,000, $667,000 and $933,000, respectively, for the three years following the Effective Date. The actual amount of compensation expense pertaining to the Contingent Shares may vary based on the Homeplex Common Stock price on the date the Contingent Shares become issuable.

     For purposes of computing earnings per share information, the Contingent Shares have been excluded from "weighted average common shares outstanding -- primary" and included in "weighted average common shares outstanding -- fully diluted" in the accompanying Pro Forma Condensed Combined Income Statements.

                            PRO FORMA CAPITALIZATION

     The following table sets forth the pro forma capitalization of the combined entity of Homeplex and Monterey assuming the Merger occurred as of June 30, 1996. See "Selected Financial Data -- Unaudited Pro Forma Condensed Financial Data." This table should be read in conjunction with the consolidated historical financial statements of Homeplex and the combined historical financial statements of Monterey, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus.

                            PRO FORMA CAPITALIZATION
                                 (IN THOUSANDS)

Notes payable due within one year.................................................  $ 12,718
                                                                                    ========
Notes payable (excluding amounts due within one year).............................  $ 24,800
Stockholders' Equity:
  Common stock, $.01 par value; 50,000,000 shares authorized; 13,616,517 issued
     and outstanding following the Merger.........................................       138
  Additional paid in capital......................................................    92,930
  Accumulated deficit.............................................................   (65,055)
  Treasury stock..................................................................      (410)
                                                                                    --------
          Total Stockholders' equity..............................................    27,603
                                                                                    --------
Total Capitalization..............................................................  $ 52,403
                                                                                    ========

                HOMEPLEX HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data for Homeplex for each of the years in the five year period ended December 31, 1995 and the six months ended June 30, 1996 and 1995. Such data has been derived from the audited consolidated financial statements (including related notes thereto) of Homeplex for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 and the unaudited consolidated financial statements (including related notes thereto) for the six months ended June 30, 1996 and 1995.

                HOMEPLEX HISTORICAL CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               SIX MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                      JUNE 30,
                                       ----------------------------------------------------    ----------------
                                        1991        1992        1993       1994       1995      1995      1996
                                       -------    --------    --------    -------    ------    ------    ------
                                                                                                 (UNAUDITED)
INCOME STATEMENT DATA:
Income (loss) from mortgage assets...  $15,507    $(14,068)   $(21,814)   $(1,203)   $3,564    $2,181    $1,270
Interest expense.....................    4,535       2,750       2,274      1,383       868       478       238
Other expense........................    2,945       2,315       1,822      1,938     1,599       905       651
Income (loss) before extraordinary
  loss/effect of accounting change...    8,027     (19,133)    (25,910)    (4,524)    1,097       798       381
Cumulative effect of accounting
  change(1)..........................       --          --      (6,078)        --        --        --        --
Extraordinary loss(2)................       --          --          --         --        --        --      (149)
                                       -------    --------    --------    -------    ------    ------    ------
Net income (loss)....................  $ 8,027    $(19,133)   $(31,988)   $(4,524)   $1,097    $  798    $  232
                                       =======    ========    ========    =======    ======    ======    ======
Income (loss) per share before effect
  of accounting change/extraordinary
  loss...............................  $   .81    $  (1.93)   $  (2.66)   $  (.47)   $  .11    $  .08    $  .04
Cumulative effect of accounting
  change per share...................       --          --        (.63)        --        --        --        --
Extraordinary loss per share.........       --          --          --         --        --        --      (.02)
                                       -------    --------    --------    -------    ------    ------    ------
Net income (loss) per share..........  $   .81    $  (1.93)   $  (3.29)   $  (.47)   $  .11    $  .08    $  .02
                                       =======    ========    ========    =======    ======    ======    ======
Cash dividends per share(3)..........  $  1.70    $    .40    $    .03    $   .02    $  .03    $   --    $   --
                                       =======    ========    ========    =======    ======    ======    ======

                                                          AT DECEMBER 31,
                                        ----------------------------------------------------
                                          1991       1992       1993       1994       1995      AT JUNE 30, 1996
                                        --------    -------    -------    -------    -------    ----------------
                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Real estate loans.....................  $     --    $    --    $   320    $ 9,260    $ 4,048        $  3,852
Residual interests....................   112,988     66,768     17,735      7,654      5,457           4,625
Total assets..........................   121,502     87,063     43,882     31,150     27,816          19,752
Long-term debt........................    16,450     31,000     19,926     11,783      7,819              --
Total liabilities.....................    43,462     32,357     21,505     13,508      9,368           1,072
Stockholders' equity..................    78,040     54,706     22,377     17,642     18,448          18,680

---------------

(1) Reflects the cumulative effect of adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

(2) Reflects extraordinary loss from early extinguishment of long-term debt.

(3) For any taxable year in which Homeplex qualifies and elects to be treated as a REIT under the Code, Homeplex will not be subject to federal income tax on that portion of its taxable income that is distributed to stockholders in or with respect to that year. Regardless of such distributions, however, Homeplex may be subject to tax on certain types of income.

                HOMEPLEX MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information regarding the consolidated financial position of Homeplex as of June 30, 1996, and its results of operations for the six months ended June 30, 1996 and 1995, and the twelve months ended December 31, 1995, 1994 and 1993. This discussion should be read in conjunction with Homeplex's audited consolidated financial statements and related notes thereto appearing elsewhere in this Proxy Statement/Prospectus. In the opinion of management, the unaudited interim data reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present Homeplex's financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results to be expected for a full fiscal year. For information relating to factors that could affect future operating results, see "Risk Factors -- Risk Factors of Homeplex." Any forward-looking statements should be considered in light of such factors, as well as the discussion set forth below. See "Forward-Looking Statements" and "Risk Factors -- Risk Factors of Homeplex."

  Results of Operations for the Six Months ended June 30, 1996 and 1995.

     Homeplex had net income of $232,000 or $.02 per share for the six months ended June 30, 1996 compared to net income of $798,000 or $.08 per share for the comparable period in 1995. Results for the six months ended June 30, 1996 include an extraordinary loss from the early extinguishment of debt of $149,000, or $.02 per share.

     Homeplex's income from mortgage assets was $1,270,000, for the six months ended June 30, 1996 as compared to income of $2,181,000 for the comparable period in 1995. Interest income on real estate loans decreased from $1,197,000, for the six months ended June 30, 1995 to $366,000, for the comparable period in 1996 due to a reduction of Homeplex's real estate lending programs. See "Homeplex's Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity, Capital Resources and Commitments."

     Homeplex's interest expense declined from $478,000 for the six months ended June 30, 1995 to $238,000 for the comparable period in 1996 as a result of Homeplex reducing its long-term debt.

  Results of Operations for the Twelve Months ended December 31, 1995 and 1994.

     Homeplex had net income of $1,097,000 or $.11 per share in 1995 compared to a net loss of $4,524,000 or $.47 per share in 1994.

     Homeplex's income from Mortgage Assets was $3,564,000 in 1995 compared to a loss of $1,203,000 in 1994. The above amounts include a net charge of $3,343,000 in 1994 to write down Homeplex's investments in several of its residual interests. There were no write-downs of residual interests in 1995. See "Homeplex Management's Discussion and Analysis of Financial Condition and Results of Operation -- Interest Rates and Prepayments."

     Interest income on real estate loans increased from $1,113,000 in 1994 to $1,618,000 in 1995 due to the expansion of Homeplex's real estate lending program. See "Homeplex's Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity, Capital Resources and Commitments."

     Homeplex's interest expense declined from $1,383,000 in 1994 to $868,000 in 1995 due to a reduction of the average aggregate long-term debt outstanding.

     General and administrative expenses in 1994 include $340,000 of legal and investment banking expenses related to merger negotiations with a privately held company which were subsequently terminated.

  Results of Operations for the Twelve Months ended December 31, 1994 and 1993.

     Homeplex incurred a net loss of $4,524,000 or $.47 per share in 1994 compared to a net loss of $31,988,000 or $3.29 per share in 1993.

     Homeplex's loss from Mortgage Assets was $1,203,000 in 1994 compared to a loss of $21,814,000 in 1993. The above amounts include net charges of $3,343,000 in 1994 and $22,312,000 in 1993 to write down Homeplex's investments in several of its residual interests. Write-downs of residual interests declined in 1994 as compared to 1993 because of a decrease in the average balance of residual interests owned by Homeplex and a decline in projected prepayment rates. See "Homeplex's Management's Discussion and Analysis of Financial Condition and Results of Operation -- Interest Rates and Prepayments."

     Interest income on real estate loans increased from $29,000 in 1993 to $1,113,000 in 1994 due to the expansion of Homeplex's real estate lending program. See "Homeplex's Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity, Capital Resources and Commitments."

     Homeplex's interest expense declined from $2,274,000 in 1993 to $1,383,000 in 1994 due to a reduction of the average aggregate long-term debt outstanding.

     General and administrative expenses in 1994 include $340,000 of legal and investment banking expenses related to merger negotiations with a privately held company which were subsequently terminated.

     Liquidity, Capital Resources and Commitments. Homeplex raised $80,593,000 in connection with its initial public offering on July 27, 1988. The proceeds were immediately utilized to purchase residual interests. Subsequently, through October 1988, Homeplex purchased an additional $59,958,000 of residual interests which were initially financed using a combination of borrowings under repurchase agreements and Homeplex's bank line of credit. Homeplex has not purchased any residual interests since October 1988.

     Since December 1993, Homeplex has originated real estate loans secured by various first deeds of trust on real properties located in Arizona. Homeplex's loan program seeks higher returns by targeting loan opportunities to which Homeplex can respond on a more timely basis than traditional real estate lenders. At June 30, 1996, both of Homeplex's loans were secured by properties located in Arizona. As a result of this geographic concentration, unfavorable economic conditions in Arizona could increase the likelihood of defaults on these loans and affect Homeplex's ability to protect the principal and interest on such loans following foreclosures upon the real properties securing such loans. In the latter half of 1995, in anticipation of a potential acquisition transaction, Homeplex slowed its origination of real estate loans. At June 30, 1996 Homeplex's real estate loans outstanding totaled $3,852,000 and bore interest at 16%, payable monthly, with all principal due within one year.

     On December 17, 1992, a wholly owned limited purpose subsidiary of Homeplex issued $31 million of secured notes under an indenture to a group of institutional investors. Such notes bore interest at 7.81% and required quarterly payments of principal and interest with the balance due on February 15, 1998. Such notes were secured by certain residual interests of Homeplex and by funds held by the note trustee. Homeplex used $3,100,000 of the proceeds to establish a reserve fund to be used to make the scheduled principal and interest payments on such notes if the cash flow available from the collateral was not sufficient to make the scheduled payments. Depending on the level of certain specified financial ratios relating to the collateral, the cash flow from the collateral was required to either repay the notes at par, increase the reserve fund up to its $7,750,000 maximum or was remitted to Homeplex.

     On May 15, 1996 Homeplex repaid the remaining outstanding note balance of $6,828,000 plus accrued interest. Homeplex paid prepayment penalty fees of $94,000 and wrote off the remaining unamortized balance of $55,000 of capitalized debt costs in connection with such repayment resulting in an extraordinary loss of $149,000 from the early extinguishment of debt.

     At June 30, 1996, Homeplex did not have any used or unused short-term debt or line of credit facilities.

     As a REIT, Homeplex is not subject to income tax at the corporate level as long as it distributes 95% of its taxable income to its stockholders. At December 31, 1995, Homeplex had a net operating loss carryforward, for income tax purposes, of approximately $57 million. This tax loss may be carried forward, with certain restrictions, for up to 14 years to offset future taxable income, if any. Until the tax loss carryforward is fully utilized or expires and if Homeplex retains its status as a REIT, Homeplex will not be required to distribute dividends to its stockholders except for income that is deemed to be excess inclusion income.

     Interest Rates and Prepayments. One of Homeplex's major sources of income is its income from residual interests which consists of Homeplex's investment in real estate mortgage investment conduits ("REMICs"). Homeplex's cash flow and return on investment from its residual interests are highly sensitive to the prepayment rate on the related mortgage certificates and the variable interest rates on variable rate mortgage-collateralized bonds ("CMOs" or "Bonds") and mortgage pass-through certificates ("MPCs" or "Pass-Through Certificates").

     At June 30, 1996, Homeplex's proportionate share of floating rate CMOs and MPCs in the eight REMICs was $29,225,000 in principal amount that pays interest based on LIBOR and $3,787,000 in principal amount that pays interest based on COFI. Consequently, absent any changes in prepayment rates on the related mortgage certificates, increases in LIBOR and COFI will decrease Homeplex's net income, and decreases in LIBOR and COFI will increase Homeplex's net income. The average LIBOR and COFI rates were as follows:

                                               YEARS ENDED DECEMBER 31,
                                              --------------------------
                                               1993      1994      1995    AT JUNE 30, 1996
                                              ------    ------    ------   ----------------
        LIBOR...............................   3.22%     4.33%     6.00%         5.44%
        COFI................................   4.16%     3.83%     4.96%         4.84%

     Homeplex's cash flow and return on investment from residual interests also is sensitive to prepayment rates on the mortgage certificates securing the CMOs and underlying the MPCs. In general, slower prepayment rates will tend to increase the cash flow and return on investment on investment from interests. The rate of principal prepayments on mortgage certificates is influenced by a variety of economic, geographic, social and other factors. In general, prepayments of the mortgage certificates should increase when the current mortgage interest rates fall below the interest rates on the fixed rate mortgage loans underlying the mortgage certificates. Conversely, the extent that then current mortgage interest rates exceed the interest rates on the mortgage loans underlying the mortgage certificates, prepayments of such mortgage certificates should decrease. Prepayment rates also may be affected by the geographic location of the mortgage loans underlying the mortgage certificates, conditions in mortgage loan, housing and financial markets, the assumability of the mortgage loans and general economic conditions.

     Accounting Matters. Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121), which Homeplex will adopt for its fiscal year ending December 31, 1996, will require "that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of asset may not be recoverable." In the opinion of management, the adoption of SFAS No. 121 will not have any material effect on Homeplex.

     In November 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). This statement establishes financial accounting standards for stock-based employee compensation plans. SFAS 123 permits Homeplex to choose either a new fair value based method or the current APB Opinion 25 intrinsic value based method of accounting for its stock-based compensation arrangements. SFAS 123 requires pro forma disclosures of net earnings and earnings per share computed as if the fair value based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under Opinion 25. SFAS 123 applies to all stock-based employee compensation plans in which an employer grants shares of its stock or other equity instruments to employees except for employee stock ownership plans. SFAS 123 also applies to plans in which the employer incurs liabilities to employees in amounts based on the price of the employer's stock, i.e., stock option plans, stock purchase plans, restricted stock plans, and stock appreciation rights. The statement also specifies the accounting for transactions in which a company issues stock options or other equity instruments for services provided by nonemployees or to acquire goods or services from outside suppliers or vendors. The recognition provisions of SFAS 123 for companies choosing to adopt the new fair value based method of accounting for stock-based compensation arrangements may be adopted immediately and will apply to all transactions entered into fiscal years that begin after December 15, 1995. The disclosure provisions of SFAS 123 are effective for fiscal years beginning after December 15, 1995; however, disclosure of the pro forma net earnings per share, as if the fair value method of accounting for stock-based compensation had been elected, is required for all awards granted in fiscal years beginning after December 31, 1994.

                  MONTEREY HISTORICAL COMBINED FINANCIAL DATA

     The following table sets forth selected historical combined financial data for Monterey for each of the years in the five year period ended December 31, 1995 and the six months ended June 30, 1996 and 1995. Such data has been derived from the audited (other than operating statement data for 1991 which was reviewed) combined financial statements (including related notes thereto) of Monterey for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 and the unaudited combined financial statements (including related notes thereto) for the six months ended June 30, 1996 and 1995.

                  MONTEREY HISTORICAL COMBINED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                     JUNE 30,
                                ---------------------------------------------------   -----------------
                                   1991        1992      1993      1994      1995      1995      1996
                                -----------   -------   -------   -------   -------   -------   -------
                                (UNAUDITED)                                              (UNAUDITED)
OPERATING STATEMENT DATA:
Total Revenues..................   $20,365    $35,111   $40,543   $60,941   $71,491   $26,444   $32,417
Cost of sales...................    17,128     29,544    34,664    50,655    60,332    23,050    27,738
Selling, general and
  administrative expense........     2,528      3,383     3,267     4,123     4,899     2,205     2,737
                                   -------    -------   -------   -------   -------   -------   -------
Operating income................       709      2,184     2,612     6,163     6,260     1,189     1,942
Other income (expense)..........       (40)        32       (92)      102       141       113        28
                                   -------    -------   -------   -------   -------   -------   -------
Net earnings....................   $   669    $ 2,216   $ 2,520   $ 6,265   $ 6,401   $ 1,302   $ 1,970
                                   =======    =======   =======   =======   =======   =======   =======
Net earnings per share(1).......   $   .33    $  1.09   $  1.24   $  3.09   $  3.15   $   .64   $   .97
                                   =======    =======   =======   =======   =======   =======   =======
Cash dividends per share(2).....   $    --    $   .32   $   .78   $  1.23   $  2.07   $  1.57   $  1.55
                                   =======    =======   =======   =======   =======   =======   =======

                                                                                      SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                     JUNE 30,
                                ---------------------------------------------------   -----------------
                                   1991        1992      1993      1994      1995      1995      1996
                                -----------   -------   -------   -------   -------   -------   -------
OPERATING DATA: (UNAUDITED)
Unit sales contracts (net of
  cancellations)................       108        151       167       243       241       119       133
Units closed....................        71        133       142       201       239        93       125
Units in backlog at end of
  period........................        57         75       100       142       144       168       152
Aggregate sales value of homes
  in backlog....................   $16,227    $19,970   $30,826   $43,981   $37,891   $49,368   $45,985
Average sales price per home
  closed........................   $   287    $   264   $   285   $   299   $   284   $   297   $   302

                                                    AT DECEMBER 31,
                                -------------------------------------------------------    AT JUNE 30,
                                   1991         1992       1993       1994       1995         1996
                                -----------    -------    -------    -------    -------    -----------
                                (UNAUDITED)                                                (UNAUDITED)
BALANCE SHEET DATA:
Real estate under
  development..................   $ 7,168      $ 9,553    $13,736    $17,917    $33,929      $43,773
Total assets...................     8,958       12,366     19,227     28,820     42,654       48,450
Notes payable..................     3,221        3,463      7,632     12,255     24,316       32,075
Stockholders' equity(2)........       630        2,193      3,121      6,898      9,108        7,943

---------------

(1) Numbers exclude the effect of outstanding warrants to purchase 400,000 shares of common stock of Monterey. Accordingly, for purposes of computing earnings per share, management utilized 2,027,776 weighted average shares outstanding in each period presented. After giving pro forma effect to such warrants as if they had been exercisable, net income per share at June 30, 1995 and 1996 would have been $.54 and $.81, respectively. Due to Monterey's status as an S-corporation for federal income tax purposes, Monterey is not subject to federal income tax, rather the Monterey Stockholders are taxed directly on the net income of Monterey.

(2) The historical combined financial data set forth in the preceding tables do not reflect the Distributions, totaling approximately $9.5 million made by Monterey prior to entering into the Merger Agreement, but subsequent to June 30, 1996. See "Selected Financial Data -- Unaudited Pro Forma Condensed Combined Financial Data" and "The Merger and Related
     Transactions -- Distributions."

                MONTEREY MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information regarding the combined financial position of Monterey as of December 31, 1995 and June 30, 1996, and its results of operations for the six months ended June 30, 1996 and 1995, and the twelve months ended December 31, 1995, 1994 and 1993. All material balances and transactions between the Monterey companies have been eliminated. This discussion should be read in conjunction with Monterey's Audited Combined Financial Statements and related Notes thereto appearing elsewhere in this Proxy Statement/Prospectus. In the opinion of management, the unaudited interim data reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present Monterey's financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results to be expected for a full fiscal year. For information relating to factors that could affect future operating results, see "Risk Factors -- Risk Factors of Monterey." Any forward-looking statements should be considered in light of such factors, as well as the discussion set forth below. See "Forward-Looking Statements," and "Risk Factors -- Risk Factors of Monterey."

GENERAL

     Monterey's results of operations for any period are affected by many factors such as the number of development projects under construction, the length of the development cycle of each project, product mix and design, weather, availability of financing, suitable development sites, material and labor, and national and local economic conditions. Historically, Monterey has operated primarily in the semi-custom, luxury segment of the homebuilding industry. Monterey's expansion into the move-up segment of the market has resulted in product mix and design becoming more substantial factors affecting the average home sales price and gross margins. Monterey experiences greater competition from other homebuilders in the move-up segment of the market that can affect its ability to increase sales prices even if costs are rising. The average sales price of homes is further influenced by home size and desirability of project locations.

     In recent periods, the demand for homes and availability of capital for land acquisition, development and home construction in Arizona has increased. In response to these conditions, Monterey has expanded its operations to acquire additional sites for development of new projects. As of June 30, 1996, Monterey was actively selling homes in eleven communities and was in various stages of preparation to open for sales in two new communities. At June 30, 1995, Monterey was actively selling homes in six communities. There can be no assurance that the favorable conditions in Arizona will continue.

     Due to the faster than anticipated sales and closing rates occurring in certain subdivisions of Monterey during 1995 and the slower than anticipated completion of lot development in four new subdivisions in late 1995, Monterey's inventory of finished lots entering 1996 was lower than expected. This finished lot shortage may reduce unit sales and home closing revenue for the balance of 1996 and may result in net income being lower than 1995 net income. Start up costs incurred by the Tucson entities also may negatively impact Monterey's net income in 1996.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995

     Revenues. The following table presents comparative first half 1996 and 1995 housing revenues.

                                               SIX MONTHS ENDED
                                                   JUNE 30,           DOLLAR/UNIT      PERCENTAGE
                                              -------------------       INCREASE        INCREASE
                                               1996        1995        (DECREASE)      (DECREASE)
                                              -------     -------     ------------     ----------
                                                            (DOLLARS IN THOUSANDS)
    Dollars...............................    $31,492     $26,444        $5,048           19.1%
    Units Closed..........................        125          93            32           34.4%
    Average Sales Price...................    $ 251.9     $ 284.3        $(32.4)         (11.4%)

The increase in revenues of approximately $5.0 million during the first half of 1996 over the previous year's first half, was caused primarily by increased unit closings, partially offset by lower average sales prices. Unit closings increased due to the increase in the number of subdivisions producing home closings (from six in the prior year's first half to seven in the current year's first half) and due to a larger number of closings from Monterey's Vintage Condominium Project than were obtained during the prior year's first half. The average sales price decreased from the prior year due to an increase in closings produced by Monterey's lower-priced Vintage Condominium subdivision.

     Housing Gross Profit. Housing gross profit equals housing revenues, net of housing cost of sales, which include developed lot costs, units construction costs, amortization of common community costs (such as the cost of model homes, and architectural, legal and zoning costs), interest, sales tax, warranty, construction overhead and closing costs. The following table presents comparative first half 1996 and 1995 housing gross profit.

                                                SIX MONTHS ENDED
                                                    JUNE 30,
                                                -----------------     DOLLAR/UNIT      PERCENTAGE
             (DOLLARS IN THOUSANDS)              1996       1995        INCREASE        INCREASE
    ----------------------------------------    ------     ------     ------------     ----------
    Dollars.................................    $4,173     $3,394         $779            23.0%
    Percent of Housing Revenues.............     13.2%      12.8%          .4%             3.1%

The increase in gross profit is primarily attributable to a 19.1% increase in revenues and, to a lesser extent, a .4% increase in the gross profit margin. The gross profit margin increased primarily due to lower direct construction costs and construction overhead, mostly offset by higher lot costs and capitalized interest in cost of sales.

     Land Closings. Monterey closed one land sale during the first half of 1996, which produced revenue of $925,000 and gross profit of $206,000. No land sales occurred during the prior year's first half, Monterey does not typically acquire land for resale, but may on occasion sell land which is not needed for immediate development or which is a residual part of a larger parcel.

     Selling, General and Administrative Expenses. The selling, general and administrative expenses category includes advertising, model and sales office, sales administration, commission and corporate overhead charges. Selling, general and administrative expenses were approximately $2.7 million for the six months ended June 30, 1996 compared to approximately $2.2 million for the six months ended June 30, 1995. The increase was caused mainly by increased sales commissions based on greater sales volume and increased advertising and overhead expenses generated in supporting a greater number of active subdivisions.

     Net Earnings. Net earnings increased to approximately $2.0 million for the six months ended June 30, 1996 from approximately $1.3 million for the prior year's first half. This increase is primarily the result of $506,000 in profit recognized on the land sale which closed in the second quarter, somewhat offset by increased selling, general and administrative expenses.

     Income Tax Expense. Monterey is organized as a Subchapter S-Corporation for Federal and State income tax purposes and, therefore, reports no income tax expense.

RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995 AND 1994

     Revenues. The following table presents comparative 1995 and 1994 housing revenues.

                                              YEAR ENDED DECEMBER
                                                      31,             DOLLAR/UNIT      PERCENTAGE
                                              -------------------       INCREASE        INCREASE
            (DOLLARS IN THOUSANDS)             1995        1994        (DECREASE)      (DECREASE)
    --------------------------------------    -------     -------     ------------     ----------
    Dollars...............................    $67,926     $59,995        $7,931           13.2%
    Units Closed..........................        239         201            38           18.9%
    Average Sales Price...................    $ 284.2     $ 298.5        $(14.3)          (4.8%)

The increase in revenues of approximately $7.9 million during 1996 over the previous year was caused primarily by increased unit closings, partially offset by lower average sales prices. Unit closings increased due to the increase in the number of subdivisions producing home closings from four to five and increased demand for homes in the Phoenix Metropolitan area. The decrease in average sales price per unit in 1995 reflects a 183.3% increase in the total number of unit closings relating to Monterey's lower-priced, move-up homes (136 in 1995 versus 48 in 1994).

     Housing Gross Profit. The following table presents comparative 1995 and 1994 housing gross profit.

                                                  YEAR ENDED
                                                  DECEMBER 31,        DOLLAR/UNIT     PERCENTAGE
                                               -------------------      INCREASE        INCREASE
             (DOLLARS IN THOUSANDS)             1995        1994       (DECREASE)       INCREASE
    -----------------------------------------  -------     -------     -----------     ----------
    Dollars..................................  $10,725     $10,045         $680           6.8%
    Percent of Housing Revenues..............    15.7%       16.8%        (1.1%)          6.5%

The increase in gross profit is primarily attributable to a 13.2% increase in revenues offset in part by a 1.1% decrease in the gross profit margin. The decrease in gross margin percentage resulted from (i) higher construction overhead caused by a general increase in projects in the planning stage, (ii) increased interest expense related primarily to an $8 million subordinated debt offering in 1994, and (iii) higher sales taxes as a result of tax rate increases in both Maricopa County and the City of Scottsdale, all of which were partially offset by decreased land costs associated with lower financing rates on other borrowings.

     Land Closings. During 1995, Monterey closed one land sale producing revenue of $3,565,000 and gross profit of $433,000, while in 1994 Monterey closed one land sale producing revenue of $946,000 and gross profit of $241,000.

     Selling, General and Administrative Expenses. Selling, general, and administrative expenses were approximately $4.9 million in 1995, an increase of approximately $800,000, or 19.5%, over the approximately $4.1 million reported for 1994. Approximately $200,000 of this increase resulted from increased sales commissions based on greater sales volume. The remaining increase is the result of expanded operations. Selling, general, and administrative expenses as a percentage of revenue remained stable (6.9% in 1995 compared to 6.8% in 1994).

     Other Income. Other income was $141,000 in 1995, an increase of $39,000, or 38.3%, over the $102,000 reported in 1994.

     Net Earnings. Net earnings for 1995 were approximately $6.4 million, an increase of approximately $100,000, or 1.6%, over the approximately $6.3 million reported in 1994. This increase was primarily the result of greater land sales profit in 1995 compared to 1994. Net earnings as a percentage of revenue declined to 9.0% in 1995 from 10.3% in 1994. This decrease is attributable to a lower gross margin percentage in 1995.

RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1994 AND 1993

     Revenues. The following table presents comparative 1994 and 1993 housing revenues.

                                                    YEAR ENDED
                                                    DECEMBER 31,
                                                 -------------------     DOLLAR/UNIT
              (DOLLARS IN THOUSANDS)              1994        1993        INCREASE       INCREASE
    -------------------------------------------  -------     -------     -----------     --------
    Dollars....................................  $59,995     $40,543       $19,452         48.0%
    Units Closed...............................      201         142            59         41.5%
    Average Sales Price........................  $ 298.5     $ 285.5       $  13.0          4.6%

The increase in revenues of approximately $19.5 million during 1994 over the previous year was caused primarily by increased unit closings and by higher average sales prices. Unit closings increased due to the increased demand for homes in the Phoenix Metropolitan area, particularly in Monterey's 7600 Lincoln

Subdivision, a semi-custom luxury community. The increase in average sales price per unit results from greater unit closings relating to Monterey's higher-priced semi-custom luxury communities.

     Housing Gross Profit. The following table presents comparative 1994 and 1993 housing gross profit.

                                                    YEAR ENDED
                                                   DECEMBER 31,
                                                ------------------     DOLLAR/UNIT     PERCENTAGE
                                                 1994        1993       INCREASE        INCREASE
    (DOLLARS IN THOUSANDS)                      -------     ------     -----------     ----------
    Dollars...................................  $10,045     $5,879       $ 4,166          70.9%
    Percent of Housing Revenues...............    16.8%      14.5%          2.3%          15.9%

The increase in gross profit is primarily attributable to a 48% increase in revenues and a 2.3% increase in the gross profit margin. The increase in gross margin percentage was largely the result of very strong housing demand in the local market during 1994 and late 1993, which enabled Monterey to raise unit sales prices in excess of cost increases.

     Land Closings. During 1994, Monterey closed one land sale producing $946,000 of revenue and $241,000 in gross profit. During 1993, Monterey closed no land sales.

     Selling, General and Administrative Expenses. Selling, general, and administrative expenses for 1994 were approximately $4.1 million, an increase of approximately $800,000, or 24.2%, from the approximately $3.3 million reported in 1993. Approximately $700,000 of this increase resulted from increased sales commissions due to greater unit sales volume. Selling, general, and administrative expenses as a percentage of revenue decreased to 6.8% in 1994 from 8.1% in 1993.

     Minority Interest. Minority interest expense was $0 in 1994 and $226,000 in 1993. Minority interest was entirely attributable to the partnership formed to develop the Monterey at Mountain View project, in which Monterey owned an 82.5% interest. The partnership completed the project in 1994 and 100% of the equity in the partnership was distributed.

     Other Income. Other income was $102,000 in 1994, a decrease of $31,000, or 23.5%, from the $133,000 reported in 1993.

     Net Earnings. Net earnings for 1994 were approximately $6.3 million, an increase of approximately $3.8 million, or 152%, from the approximately $2.5 million reported in 1993. The increase was primarily the result of 59 more unit closings in 1994 than 1993. Net earnings increased as a percentage of revenues to 10.3% in 1994 from 6.1% in 1993. This increase was substantially due to a higher gross margin percentage in 1994, as discussed above.

     DEVELOPMENT PROJECTS. At June 30, 1996, Monterey had 17 subdivisions under various stages of development. Monterey was actively selling in 11 subdivisions, was sold out in four subdivisions, and was in various stages of preparation to open for sales in two subdivisions. Monterey owns the underlying land in five subdivisions subject to bank acquisition financing and the underlying land in six subdivisions free from any acquisition financing. The lots in the remaining six subdivisions are purchased from developers on a rolling option basis. During the second quarter of 1996, the Monterey purchased one new subdivision and entered into one new rolling lot option contract to increase the lots available to Monterey in one existing subdivision. Depending on market conditions, the Monterey may elect to make additional selective property acquisitions throughout the remainder of the current year.

     LIQUIDITY AND CAPITAL RESOURCES. Historically, Monterey has used a combination of existing cash, unused borrowing capacity, internally generated funds, and customer deposits to meet its working capital requirements. At June 30, 1996 and December 31, 1995, respectively, Monterey had available approximately $46.1 million and approximately $32.0 million in short-term, secured, revolving construction loan agreements of which approximately $12.6 and approximately $9.0 million were outstanding. Monterey also had outstanding approximately $11.4 and $7.0 million at June 30, 1996 and December 31, 1995, respectively, of secured, non-revolving construction loan agreements, as well as the Notes.

     At June 30, 1996, Monterey was in default of certain covenants with respect to the Notes, and such defaults may have cross-defaulted substantially all of Monterey's other outstanding indebtedness. Prior to entering into the Merger Agreement on September 13, 1996, Monterey received consents from the requisite number of holders of the Notes to waive the past covenant defaults and to amend certain terms and covenants of the Indenture.

     The Indenture and Monterey's various loan agreements contain restrictions which could, depending on the circumstances, affect Monterey's ability to obtain additional financing in the future. See "Risk Factors -- Risk Factors of Monterey -- Additional Financing; Limitations," "The Merger and Related Transactions -- Senior Subordinated Notes" and "The Merger and Related Transactions -- Monterey Credit Facilities." If Monterey at any time is not successful in obtaining sufficient capital to fund its then-planned development and expansion costs, some or all of its projects may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases or the loss of revenues and could have a material adverse effect on Monterey's results of operation and ability to repay its indebtedness.

     Net cash flow received from all activities improved by approximately $3.5 million from the six months ended June 30, 1995 to the six months ended June 30, 1996 due primarily to a temporary reduction in development activities resulting from Monterey's determination that its finished lot inventory was sufficient to meet sales demand in 1996 without significant additional lot inventory. Monterey anticipates that development activity will increase to meet expected sales demand in the last half of 1997 and in 1998.

     The cash flow for each of Monterey's communities can differ substantially from reported earnings, depending on the status of the development cycle. The early stages of development or expansion require significant cash outlays for, among other things, land acquisition, obtaining plat and other approvals, construction of amenities which may include community tennis courts, swimming pools and ramadas, model homes, roads, certain utilities and general landscaping. Since these costs are capitalized, this can result in income reported for financial statement purposes during those early stages significantly exceeding cash flow. After the early stages of development and expansion when these expenditures are made, cash flow can significantly exceed income reported for financial statement purposes, as cost of sales includes charges for substantial amounts of previously expended costs.

     In August 1996, Monterey entered into a $7.5 million unsecured credit facility with one of its principal lenders. The proceeds from this credit facility, along with available working capital, were used to make the Distributions to the Monterey Stockholders, which were approximately $9.5 million, in September 1996, prior to Monterey entering into the Merger Agreement.

     NET ORDERS. Net orders for any period represent the number of units ordered by customers (net of units canceled) multiplied by the average sales price per units ordered.

     The following table presents comparative first half 1995 and 1996 net orders.

                                                SIX MONTHS ENDED
                                                    JUNE 30,
                                               -------------------     DOLLAR/UNIT     PERCENTAGE
                                                1996        1995        INCREASE        INCREASE
    (DOLLARS IN THOUSANDS)                     -------     -------     -----------     ----------
    Dollars..................................  $38,091     $30,581       $ 7,510          24.6%
    Units Ordered............................      133         119            14          11.8%
    Average Sales Price......................  $ 286.4     $ 257.0       $  29.4          11.4%

     The dollar volume of net orders increased by 24.6% over the prior years first half due to an increase in average sales prices and to a lesser extent by slightly higher unit sales. The average sales price increased due to a greater portion of sales occurring in Monterey's lower-priced Vintage Condominium subdivision during the prior year's first half. The increase in net orders has generally been caused by the number of subdivisions open for sale, increasing to 11 in 1996 from 7 in 1995.

     Monterey does not include sales which are contingent on the sale of the customer's existing home as orders until the contingency is removed. Historically Monterey has experienced a cancellation rate of less than 16% of gross sales.

     NET SALES BACK LOG. Backlog represents net orders of Monterey which have not closed.

     The following table presents comparative June 30, 1996 and December 31, 1995 net sales back log.


                                            JUNE 30,    DECEMBER 31,     DOLLAR/UNIT     PERCENTAGE
            (DOLLARS IN THOUSANDS)           1996           1995          INCREASE        INCREASE
                                            -------     ------------     -----------     ----------
    Dollars...............................  $45,985       $ 37,891         $ 8,094          21.4%
    Units in Backlog......................      152            144               8           5.6%
    Average Sales Price...................  $ 302.5       $  263.1         $  39.4          15.0%

Dollar backlog increased 21.4% over the past six months due to an increase in units in backlog and an increase in average sales price. Average sales price has increased due to the sell out of Monterey's lower-priced Vintage Condominium subdivision. Units in backlog increased 5.6% due to seasonal fluctuations which cause year-end backlog to typically be lower than at other times during the year.

     VALUATION OF REAL ESTATE INVENTORIES. All of Monterey's real estate inventories consist of real estate under development which includes undeveloped and developed lots, homes under construction in various stages of completion and completed homes. For financial reporting purposes, such inventories must be carried at the lower of historical cost unless expected future net cash flows (undiscounted and without interest charges) are less than such cost, in which case the inventories would be written down to estimated fair value less costs to sell. Monterey reviews the valuation of its real estate inventory on a regular basis. Based on these reviews, Monterey believes that the carrying value of its real estate inventory is appropriate.

     IMPACT OF INFLATION. Operations of Monterey can be negatively impacted by inflation. Real estate and residential housing prices are affected by inflation, which can cause increases in interest rates, the price of land, raw materials and subcontracted labor. Unless costs are recovered through higher sales prices, gross margins will decrease and losses can be incurred. If interest rates increase, construction and financing costs also increase, which can result in lower gross margins or in losses. High mortgage interest rates may also make it more difficult for Monterey's potential customers to finance the purchase of their new homes and sell their existing homes.

     SEASONALITY. Monterey has historically closed more units in the second half of the fiscal year than in the first half, due in part to the slightly seasonal nature of the market for its semi-custom, luxury product homes. Monterey expects that this seasonal trend will continue in the future, but may change slightly as operations expand within the move-up segment of the market.

     ACCOUNTING MATTERS. Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121), which Monterey will adopt for its fiscal year ending December 31, 1996, will require "that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of asset may not be recoverable." In the opinion of management, the adoption of SFAS No. 121 will not have any material effect on Monterey.

                         HOMEPLEX BUSINESS DESCRIPTION

                                    OVERVIEW

     Homeplex is engaged in the business of making short-term and intermediate-term mortgage loans on improved and unimproved real property ("Real Estate Loans") and owns Mortgage Assets as described herein. In 1993, Homeplex decided to shift its focus to making Real Estate Loans from the ownership of Mortgage Assets consisting of mortgage instruments, including residential mortgage loans and mortgage certificates representing interest in pools of residential mortgage loans ("Mortgage Instruments") and mortgage interests, commonly known as residual interests, representing the right to receive the net cash flows on Mortgage Instruments ("Mortgage Interests"). Substantially all of Homeplex's Mortgage Instruments and the Mortgage Instruments underlying Homeplex's Mortgage Interests currently secure or underlie mortgage-collateralized bonds, mortgage pass-through certificates, or other mortgage securities issued by various issuers.

     At June 30, 1996, Homeplex had outstanding two Real Estate Loans aggregating $3,852,000, both with a loan term of one year or less and an interest rate of 16% per annum. Homeplex's Real Estate Loans have been concentrated in Arizona.

     Homeplex was incorporated in the State of Maryland in May 1988 and commenced operations on July 27, 1988. Homeplex changed its name from Emerald Mortgage Investments Corporation to Homeplex Mortgage Investments Corporation in April 1990. Homeplex's office is located at 5333 North 7th Street, Suite 219, Phoenix, Arizona 85014 and its telephone number is 602-265-8541.

     Homeplex has elected to be taxed as a REIT pursuant to Sections 856 through 860 of the Code. Accordingly, Homeplex generally is not subject to tax on its income to the extent that it distributes at least 95% of its taxable earnings to stockholders and maintains its qualification as a REIT. As part of the Merger, however, Homeplex will discontinue its status as a REIT because it will no longer be able to meet certain tests with respect to the nature of its assets, share ownership and the amount of distributions, among other things, which are required to be met in order to qualify as a REIT. As a result, any distributions to Homeplex's stockholders thereafter will not be deductible by Homeplex in computing its taxable income.

                               REAL ESTATE LOANS

     Homeplex makes or acquires short-term and intermediate-term Real Estate Loans. A short-term loan generally has a maturity of one year or less and an intermediate-term loan generally has a maturity of not more than three years. Such loans are expected to consist primarily of first mortgage loans, development loans, interim construction loans, bridge loans, and to a much lesser extent, junior mortgage loans and wrap-around mortgage loans.

     Homeplex may make or acquire development or interim construction loans on unimproved real properties which are either expected to be developed within a reasonable period of time, generally less than one year, into income-producing properties, are being subdivided into lots for resale, or are being held for resale by the borrowers. Certain of the other loans to be made by Homeplex may be made on a first mortgage basis on the security of apartment complexes, shopping centers, warehouses, office buildings and other commercial and industrial properties, and as bridge loans on contemplated income-producing projects during leasing activities. Homeplex also may make or acquire junior mortgage loans and wraparound mortgage loans, although such Real Estate Loans are not expected to represent a significant portion of Homeplex's real estate loan portfolio.

     Homeplex's Real Estate Loans may be made on both large and small properties and in various combinations and may incorporate a variety of financing techniques. There are no limitations on the types of properties on which Homeplex may make or acquire loans. Homeplex's Real Estate Loans will provide for regular debt service payments, normally consisting of interest only with repayment of principal on maturity or earlier as the result of contractual provisions requiring balloon payments of principal. Homeplex also may make or acquire loans on the security of apartments or office buildings with repayment to be derived from the conversion of the properties to condominiums and the sale of units.

     In general, the amount of each real estate loan made by Homeplex will not exceed at the date the loan is funded, when added to the amount of any existing senior indebtedness, (i) 95% of Homeplex's assessment of the value of the property in the case of improved income-producing property or unimproved real property and (ii) 90% of Homeplex's assessment of the value of the property on the assumption that construction or development, as the case may be, is completed substantially in accordance with the plans and specifications as of the date the loan commitment is provided, in the case of construction or development loans. Such loan-to-value ratio may be increased in the case of a specific real estate loan if, in the judgment of Homeplex, the real estate loan is supported by credit or collateral adequate to justify a higher ratio. Homeplex may make Real Estate Loans to borrowers that acquire properties for prices below their appraised value. Thus, the loan-to-cost ratios of certain of the Homeplex's Real Estate Loans may exceed the loan-to-value ratios described above. As a result, loans by Homeplex may not be limited to the purchase price of a property.

     Homeplex's Real Estate Loans generally provide for fixed interest rates although it may make or acquire loans which float with changes in the prime rate or other benchmark interest rates. Interest rates on Real Estate Loans will be determined by taking into account a variety of factors including the prevailing interest rate in the area for the type of loan being considered, the proposed term of the loan, the loan-to-value ratio, and the creditworthiness of the borrower and any guarantors.

     CURRENT REAL ESTATE LOANS. In the latter half of 1995, in anticipation of a potential acquisition transaction, Homeplex slowed its origination of real estate loans. The following table sets forth information relating to Homeplex's outstanding Real Estate Loans at June 30, 1996.

                                    INTEREST                                             AMOUNT
           DESCRIPTION                RATE                 PAYMENT TERMS               OUTSTANDING
----------------------------------  --------     ----------------------------------    -----------
First Deed of Trust on 41 acres of     16%       Interest only monthly, principal
land in Gilbert, Arizona                         due October 18, 1996; may be
                                                 extended for one year under
                                                 certain terms and conditions          $ 1,580,000

First Deed of Trust on 33 acres of     16%       Interest only monthly, principal
land in Tempe, Arizona                           due November 21, 1995; extended
                                                 for one year on November 21, 1995
                                                 under the same terms and
                                                 conditions                            $ 2,272,000

     The Real Estate Loan with an outstanding amount of $2,272,000 as of June 30, 1996 was repaid in full on August 14, 1996, leaving only one Real Estate Loan with an outstanding amount of $1,338,000 as of November 6, 1996.

     TYPES OF REAL ESTATE LOANS. In furtherance of its objectives, Homeplex may make and acquire a wide variety of real estate loans. In connection with certain of Homeplex's real estate loans, a portion of Homeplex's return could be in the form of deferred interest payments, accruing in each year of the loan but payable only on repayment of the loans. Such deferred interest may accrue at a fixed rate over the term of a loan or may accrue at a faster rate in the later period of a loan. In either case, the present value of deferred interest is less than it would be if received currently.

     The types of real estate loans which Homeplex may make or acquire include the following.

     First Mortgage Loans. First mortgage loans will be secured by first mortgages on the fee or a leasehold interest is improved income-producing real property and generally will provide for repayment in full prior to the end of the amortization period. Such loans will be in an amount which generally will not exceed 95% of Homeplex's assessment of value of the property.

     Land Loans. Land loans are first or junior mortgage loans on unimproved real property normally providing only for interest payments prior to maturity. Such loans are made on properties held by borrowers for inventory, investment or development purposes and generally are expected to be repaid from the proceeds of the resale of the properties. As a result and due in addition to the absence of cash flow, such loans normally are considered more risky than loans on improved property. The maximum loan-to-value ratio will generally not exceed 90% of Homeplex's assessment of the value of the property.

     Development Loans. Development loans are mortgage loans made to finance or refinance the acquisition of unimproved land and the costs of developing such land into finished sites, including the installation of utilities, drainage, sewage and road systems. Such loans are expected to be repaid from the proceeds of construction loans or the sale of the developed sites. Homeplex will not normally require the borrower to have a commitment for a construction or long-term mortgage loan on the developed property. In some instances, Homeplex may receive an equity participation or other interest in connection with the property being developed. The original term of any development loan made by Homeplex generally will not exceed three years, and the maximum loan-to-value ratio generally will not exceed 90% of Homeplex's assessment of the value of the property on the assumption that development is completed substantially in accordance with the plans and specifications as of the date the loan commitment is provided.

     Construction Loans. Construction loans are mortgage loans made to finance the acquisition of land and the erection of improvements thereon, such as residential subdivisions, apartment complexes, shopping centers, office buildings, and commercial and industrial buildings. Such loans generally have maturities of less than three years and usually provide for higher yields than those prevailing on long-term mortgage loans on comparable properties. Disbursements by Homeplex under construction loan commitments will be related to actual construction progress. Before a construction loan is made or acquired, Homeplex in most cases, will either require that the borrower have a commitment from a responsible financial institution for financing upon completion or will itself have made the determination that such a loan is available or unnecessary. In some cases, Homeplex may receive an equity participation or other interest in connection with the property being constructed. Construction loans will be in amount which generally will not exceed 90% of Homeplex's assessment of value of the property on the assumption that construction is completed substantially in accordance with the plans and specifications as of the date the loan commitment is provided. Construction loans made to finance single family tract developments or condominiums generally will be repaid from proceeds of the sale of completed residential units.

     Junior Mortgage Loans. Junior mortgage loans will be secured by mortgages which are subordinate to one or more prior liens on the fee or a leasehold interest in real property and generally, but not in all cases, will provide for repayment in full prior to the end of the amortization period. Such loans will be in an amount which, when added to the amount of prior liens, generally will not exceed 90% of Homeplex's assessment of the value of the property.

     Wrap-Around Mortgage Loans. Wrap-around mortgage loans are expected to be made or acquired by Homeplex on real property which is already subject to prior mortgage indebtedness in an amount which, when added to the amount of prior indebtedness, generally will not exceed 90% of Homeplex's assessment of the value of the property. A wrap-around loan is a junior mortgage loan having a principal amount equal to the sum of the outstanding balance under the existing mortgage loans plus the amount actually advanced under the wrap-around mortgage loan. Under a wrap-around mortgage loan, Homeplex would make principal payments to the holders of the prior mortgage loans but ordinarily only to the extent that payments are received from the borrower. Homeplex expects to negotiate all wrap-around mortgage loans so that the borrowers' payments to be made to Homeplex will equal or exceed the amount of Homeplex's principal and interest payments on the underlying loans.

     Homeplex also is permitted to invest in agreements for sale, which for the most part are governed by contract law but generally provide a statutory method for foreclosure. In addition, Homeplex is permitted to acquire real estate loans secured by other comparable security devices as permitted by applicable state law.

     In those types of loans described above, Homeplex generally receives as security for its loan a deed of trust or mortgage on the property financed. Loans generally will be made on a nonrecourse basis by which recourse will be limited to the real properties on which the loans have been made so that in the event of default Homeplex would be required to rely on the value of such real property to protect its interests. In other instances, Homeplex's real estate loans will be made on a full recourse basis so that the borrower will be liable for any deficiency in the event that proceeds of a foreclosure or trustee's sale were insufficient to repay the loan. In connection with any loans to a corporation or other non-individual borrower, Homeplex may require that the loan be personally guaranteed by the borrower's principal individual owners. In addition, Homeplex may purchase or otherwise acquire participations or fractional interests in real estate loans which are originated by parties that are not affiliated with Homeplex or may retain participations or fractional interests in such loans which Homeplex has originated and a portion of which have been acquired by parties that are not affiliated with Homeplex. In such cases, Homeplex may not have control over the loan or the unrestricted right to institute foreclosure proceedings. Except for the personal guarantees of a borrower's owners, it is not intended that any loan will be guaranteed or insured.

     STANDARDS FOR REAL ESTATE LOANS. In making or acquiring a real estate loan, Homeplex considers various relevant real property and financial factors including the value of the property underlying the loan as security, the location and other aspects of the property, the potential for development of the property within one to three years, the income-producing capacity and quality of the property, the rate and terms of the loan (including the discount from the face amount of the note that can be obtained giving consideration to the current interest rates and Homeplex's overall portfolio) and the quality, experience and creditworthiness of the borrower. Homeplex will calculate internal rates of return in reviewing the terms and purchase discount that can be obtained.

     Although Homeplex generally receives a deed of trust or mortgage on the financed property as security for each real estate loan, it may use other security devices from time to time. In most cases, recourse for a real estate loan will be limited to the real property securing the loan.

     Homeplex will not make or acquire a real estate loan on any one property if the aggregate amount of all senior mortgage loans outstanding on the property plus the loan of Homeplex would exceed an amount equal to 95% of the value of the property as determined by Homeplex. Homeplex may lend additional funds to the borrower if the outstanding principal amount plus any outstanding senior indebtedness encumbering the property and additional advances does not exceed 95% of the value of the underlying property at the time the real estate loan is made or at the time of any new appraisal.

     In general, Homeplex will make or acquire real estate loans in amounts ranging from a minimum of $300,000 to a maximum of $5 million.

     Homeplex may obtain a current independent appraisal for a property on which it plans to make or acquire a real estate loan, the cost of which usually will be paid by the borrower. Homeplex also may require, among other things, a survey and a aerial photograph of the property underlying each real estate loan. Homeplex, however, generally relies on its own analysis and not on appraisals and other documents in determining whether to make or acquire a particular loan. It should be noted that appraisals are estimates of value and should not be relied upon as measures of true worth or realizable value. Homeplex will require that the borrower obtain a mortgagee's or owner's title insurance policy or commitment as to the priority of a mortgage or the condition of title be obtained in connection with each real estate loan. Homeplex also will require public liability insurance naming Homeplex as an additional insured for claims arising on or about each underlying property when making a real estate loan and, to the extent permitted by the existing loan documents, when acquiring a real estate loan. Such liability insurance will be for suitable amounts as determined by Homeplex, but to the extent that a borrower incurs uninsured liabilities or liabilities in excess of the applicable coverage, such liabilities may adversely affect the borrower's ability to repay the real estate loan.

     In some cases, Homeplex may attempt to obtain equity participations in connection with making real estate loans. Participations are designed to provide the potential for a higher return when such equity participations are deemed by management to be in the best interests of Homeplex. Such a participation is expected to be in the form of additional interest based upon items such as gross receipts from the property securing the loan in excess of certain levels or appreciate in the value of the property on whose security Homeplex has made the real estate loan based upon either sales price or increases in value. There can be no assurance, however, that any real estate loans will be structured in this manner or that any such loans will provide enhanced yields.

     In determining whether to make or acquire a real estate loan, Homeplex also will review the borrower's ability to repay the loan. Despite such review, the ability of a borrower to repay the principal amount of a loan will depend primarily upon the borrower's ability to obtain sufficient funds to pay the outstanding principal balance of the real estate loan by refinancing, sale or other disposition of the property underlying the real estate loan.

     Homeplex will invest in agreements for sale or real estate contracts of sale only if such contracts are in recordable form and are appropriate recorded in the chain of title.

     MATURITY OF LOANS. Homeplex expects that its real estate loans generally will provide for payment of interest only during their term and for repayment of principal in full at maturity, generally within one to two years after funding. Homeplex plans to reinvest the proceeds which are received by it upon loan repayments.

     Homeplex believes its policy of making and acquiring short-term and intermediate-term real estate loans will enable it to reinvest loan repayment proceeds in new loans and thus to vary its portfolio more quickly in response to changing economic, financial and investment conditions than would be the case if Homeplex were to make long-term real estate loans.

     Homeplex may incur indebtedness in order to meet expenses of holding any property on which Homeplex has theretofore made a real estate loan and has subsequently taken over the operations of the underlying property as a result of default or to protect a real estate loan. In addition, Homeplex may incur indebtedness in order to complete development of a property on which Homeplex has theretofore made a development or land loan and has subsequently taken over the operation of the underlying property as a result of default. Homeplex also may utilize a line of credit in order to prevent default under senior loans or to discharge them entirely if this becomes necessary to protect Homeplex's real estate loans. Such borrowing may be required if foreclosure proceedings are instituted by the holder of a mortgage loan that is senior to that held by Homeplex.

     The amount and terms and conditions of any line of credit will affect the profitability of Homeplex and the funds that will be available to satisfy its obligations. Interest will be payable on a line of credit regardless of the profitability of Homeplex. Homeplex's ability to increase its return through borrowings will depend in part upon Homeplex's ability to generate income from its borrowed funds based upon the difference between Homeplex's return on investment from such borrowed funds and the interest rate charged by its lender for the funds. Adverse economic conditions could increase defaults by borrowers on the real estate loans and could impact Homeplex's ability to make its loan payments to its lenders. Adverse economic conditions could also increase Homeplex's borrowing costs and cause the terms on which funds become available to the unfavorable. In such circumstances, Homeplex could be required to liquidate some of its loans at a significant loss.

     Homeplex may pledge real estate loans as security for any borrowing. In addition, any property acquired by Homeplex upon default and foreclosure of any real estate loan may be pledged as collateral for a line of credit.

     REMEDIES UPON DEFAULT BY BORROWER. Real Estate Loans are subject to the risk of default, in which event Homeplex would have the added responsibility of foreclosing and protecting its loans. In the state of Arizona, where all of Homeplex's real estate loans have been made, Homeplex will have a choice of two alternative and mutually exclusive remedies in the event of default by a borrower with respect to a real estate loan secured by a deed of trust. In such case, Homeplex either can proceed to cause the trustee under the deed of trust to exercise its power of sale under the deed of trust and sell the collateral at a non-judicial sale or it can choose to have the deed of trust judicially foreclosed as if it were a mortgage. In the event of default, by a borrower with respect to a real estate loan secured by a mortgage, Homeplex will have no election of remedies and will be required to foreclose the mortgage judicially. Remedies in other states in which Homeplex may acquire or make real estate loans could vary significantly from those available in Arizona.

     In Arizona, the mortgages must be foreclosed judicially. A judicial foreclosure is usually a time consuming and potentially expensive undertaking. Under judicial foreclosure proceedings, the borrower does not have a right to reinstate the loan and can only cure its default by either paying the entire accelerated sum owing under the note before the judicial sale or by redeeming the property within six months after the date of the judicial sale.

     The major advantage of a deed of trust is that Arizona law permits the beneficiary of a deed of trust to foreclose the deed of trust as a mortgage through judicial proceedings or by a non-judicial trustee's sale. A nonjudicial trustee's sale conducted under the power of sale provided to the trustee usually is more expedient and less expensive than a judicial foreclosure and may be held any time after 90 days from the date of recording of the trustee's notice of sale. Furthermore, unlike a judicial foreclosure, there is no redemption period following a non-judicial sale. The major disadvantage of a deed of trust is the significantly greater reinstatement rights granted to a borrower. Before a trustee's sale, the borrower under a deed of trust has a right to reinstate the contract and deed of trust as if no breach or default had occurred by payment of the entire amount then due, plus costs and expenses, reasonable attorney's fees actually incurred, the recording fee for cancellation of notice of sale and the trustee's fee. The accelerated portion of the loan balance need not be paid in order to reinstate. As a result, a borrower could repeatedly be in default under a deed of trust and use its right to reinstate the loan under successive non-judicial sale proceedings. Nonetheless, the borrower's right to reinstate a deed of trust without payment of the accelerated portion of the loan balance can be cut off upon the filing of an action to judicially foreclose the deed of trust as a mortgage.

     In the case of both judicial and non-judicial foreclosure, if a proceeding under the Bankruptcy Code is commenced by or against a person or other entity having an interest in the real property that secures payment of the loan, then the foreclosure will be prevented from going forward until authorization to foreclose is obtained from the Bankruptcy Court. During the period when the foreclosure is stayed by the Bankruptcy Court, it is possible that payments, including payments from any interest reserve account, may not be made on the loan if so ordered by the Bankruptcy Court. The length of time during which the foreclosure is delayed as a result of the bankruptcy, and during the payments may not be made, is indefinite. In addition, under the Bankruptcy Code, the Bankruptcy Court may render a portion of the loan unsecured if it determines that the value of the real property that secures payment of the loan is less than the balance of the loan, and, under other circumstances, may modify or otherwise impair the lien of the lender in connection with the defaulted mortgage or deed of trust.

     Homeplex will have the right to bid on and purchase the property underlying a real estate loan at a foreclosure or trustee's sale following a default by the borrower. If Homeplex is the successful bidder and purchases a property underlying a real estate loan, Homeplex's return on such real estate loan will depend upon the amount of cash or other funds that can be realized by selling or otherwise disposing of the property. There can be no assurance that Homeplex will be able to sell such a property on terms favorable to Homeplex particularly as the result of real estate market conditions. Recent conditions in real estate loan markets have affected the availability and cost of real estate loans, thereby making real estate financing difficult and costly to obtain and impeding the ability of real estate owners to sell their properties at favorable prices. Such conditions may adversely affect the ability of Homeplex to sell the property securing a real estate loan in the event that Homeplex deems it in the best interests of Homeplex to foreclose upon and purchase the property. To the extent that the funds generated by such actions are less than the amounts advanced by Homeplex for such real estate loan, Homeplex may realize a loss of all or part of the principal and interest on the loan. Thus, there can be no assurance that Homeplex will not experience financial loss upon a default by a borrower.

     TRANSACTIONS WITH AFFILIATES AND JOINT VENTURE INVESTMENTS. Homeplex does not intend to make real estate loans to affiliates. Homeplex may enter into joint ventures, general partnerships and loan participations with third parties for the purpose of acquiring or making real estate loans in accordance with Homeplex's investment policies. Any such investments will be made consistently with the then existing Commission interpretations and case law respecting the applicability of the Investment Company Act.

     OWNERSHIP OF UNDERLYING REAL ESTATE. Homeplex will make or acquire real estate loans for investment or make or acquire real estate loans primarily for sale or other disposition in the ordinary course of business. Homeplex may be required to engage in real estate operations if, among other things, Homeplex forecloses on a property on which it has made or acquired a real estate loan and takes over management of the property. Since the ownership of equity interests in real estate underlying a real estate loan is not an objective of

Homeplex, such operations would only be conducted for a limited period pending sale of the properties so acquired.

                                MORTGAGE ASSETS

     Homeplex owns mortgage assets as described herein consisting of mortgage interests (commonly known as "residuals") and mortgage instruments. Mortgage Instruments consist of mortgage certificates representing interests in pools of residential mortgage loans ("Mortgage Certificates").

     Mortgage interests entitle Homeplex to receive net cash flows (as described below) on mortgage instruments securing or underlying Mortgage Securities and are treated for federal income tax purposes as interests in real estate mortgage investments conduits ("REMICs") under the Code. Substantially all of Homeplex's mortgage instruments and the mortgage instruments underlying Homeplex's mortgage interests currently secure or underlie mortgage-collateralized bonds ("CMOs" or "Bonds"), mortgage pass-through certificates ("MPCs" or "Pass-Through Certificates") or other mortgage securities (collectively, "Mortgage Securities").

     Homeplex's mortgage assets generate net cash flows ("Net Cash Flows") which result primarily from the difference between (i) the cash flows on mortgage instruments (including those securing or underlying various series of Mortgage Securities as described herein) together with reinvestment income thereon and
(ii) the amount required for debt service payments on such Mortgage Securities, the costs of issuance and administration of such Mortgage Securities and other borrowing and financing costs of Homeplex. The revenues received by Homeplex are derived from the Net Cash Flows received directly by Homeplex as well as any Net Cash Flows received by trusts in which Homeplex has a beneficial interest to the extent of distributions to Homeplex as the owner of such beneficial interest.

     Mortgage Certificates consist of fully-modified pass-through mortgage-backed certificates guaranteed by GNMA ("GNMA Certificates"), mortgage participation certificates issued by FHLMC ("FHLMC Certificates"), guaranteed mortgage pass-through certificates issued by FNMA ("FNMA Certificates") and certain other types of mortgage certificates and mortgage-collateralization obligations ("Other Mortgage Certificates").

     Mortgage Securities consisting of CMOs and MPCs typically are issued in series. Each such series generally consists of several serially maturing classes secured by or representing interests in mortgage instruments. Generally, payments of principal and interest received on the mortgage instruments (including prepayments on such mortgage instruments) are applied to principal and interest payments on one or more classes of the CMOs or MPCs. Scheduled payments of principal and interest on the mortgage instruments and other collateral are intended to be sufficient to make timely payments of interest on such CMOs or MPCs and to retire each class of such CMOs or MPCs by its stated maturity or final payment date. Homeplex also finances its mortgage assets in long-term structured obligations involving borrowings or other credit arrangements secured by mortgage instruments or mortgage interests owned by Homeplex.

     CURRENT MORTGAGE ASSETS. As of June 30, 1996, Homeplex owned approximately $45,812,000 in principal amount of mortgage instruments which have been pledged in a long-term financing transaction. As of June 30, 1996, Homeplex also owned mortgage interests with respect to seven separate series of Mortgage Securities with a net amortized cost balance of approximately $4,623,000 (representing the aggregate purchase price paid for such mortgage interests less the amount of distributions on such mortgage interests received by Homeplex representing a return of investment).

     Homeplex owns mortgage interests which entitle it to receive the Net Cash Flows on the mortgage instruments pledged to secure the following four series of
Bonds: (i) the Series 1 Mortgage-Collateralized Bonds issued by Westam Mortgage Financial Corporation ("Westam") (the "Series 1 Bonds" or "Westam 1"), (ii) the Series 3 Mortgage-Collateralized Bonds issued by Westam (the "Series 3 Bonds" or "Westam 3"), (iii) the Series 65 Mortgage-Collateralized Bonds issued by American Southwest Financial Corporation ("ASW") (the "Series 65 Bonds" or "ASW 65") and (iv) the Series 5 Mortgage-Collateralized Bonds issued by Westam (the "Series 5 Bonds" or "Westam 5"). Each of these series of Bonds are CMOs, and an election has been made to treat the mortgage instruments and other collateral securing series of Bonds as REMICs.

     Homeplex also owns the residual interest in the REMIC with respect to the Series 17 Multi-Class Mortgage Participation Certificates (Guaranteed) ("FHLMC 17") issued by the Federal Home Loan Mortgage Corporation ("FHLMC") and 20.20% and 45.07%, respectively, of the residual interests in the REMICs with respect to the FNMA REMIC Trust 1988-24 Guaranteed REMIC Pass-Through Certificates ("FNMA 24") and the FNMA REMIC Trust 1988-25 Guaranteed REMIC Pass-Through Certificates ("FNMA 25") issued by the Federal National Mortgage Association ("FNMA"). An election has been made to treat the mortgage instruments and other collateral underlying each of the above series of Mortgage Securities as REMICS. Homeplex has not purchased any mortgage interests since October 26, 1988.

     All of the series described above collectively are referred to herein as the "Outstanding Mortgage Securities." For purposes of the remainder of this section only, "Bonds," "Pass-Through Certificates," "Mortgage Securities," "Net Cash Flows" and "Mortgage Instruments" refer to the Bonds issued by ASW and Westam, the Pass-Through Certificates by FHLMC and FNMA, the Outstanding Mortgage Securities, the Net Cash Flows generated by the mortgage instruments securing or underlying the Specified Mortgage Securities, and the mortgage instruments securing or underlying the Outstanding Mortgage Securities, respectively. Unless otherwise specified, information as to the Outstanding Mortgage Securities is as of their respective closing dates.

     The Outstanding Mortgage Securities were issued during the period from April 29, 1988 through October 26, 1988 in an aggregate original principal amount of $2,700,200,000, and all are collateralized by or represent interests in mortgage instruments.

     THE MORTGAGE INSTRUMENTS SECURING OR UNDERLYING THE OUTSTANDING MORTGAGE SECURITIES. The mortgage instruments pledged as collateral for the Bonds are beneficially owned by the Issuers of such Bonds, and Homeplex owns the residual interests in the REMICs with respect to the Bonds. The mortgage instruments contained in the pools underlying the Pass-Through Certificates are beneficially owned by the holders of the Pass-Through Certificates (including the holders of the residual interests relating thereto), and Homeplex owns 100%, 20.20% and 45.07% of the residual interest in the REMICs with respect to FHLMC 17, FNMA 24 and FNMA 25, respectively. The mortgage instruments securing or underlying the Mortgage Securities consist of mortgage-backed certificates guaranteed by GNMA ("GNMA Certificates"), mortgage participation certificates issued by FHLMC ("FHLMC Certificates") and guaranteed mortgage pass-through certificates issued by FNMA ("FNMA Certificates"). As of June 30, 1996, the GNMA Certificates has an aggregate principal balance of $173,323,000, the FHLMC Certificates had an aggregate principal balance of $53,118,000 and the FNMA Certificates had an aggregate principal balance of $118,094,000.

     The following table sets forth the remaining principal balances, the weighted average pass-through rates, the weighted average mortgage coupon rates and the weighted average remaining terms to maturity of the mortgage instruments pledged as collateral for each series of Bonds or contained in the pool underlying each series of Pass-Through Certificates. The information presented in the table was provided to Homeplex by the respective issuer of each series of Mortgage Securities. Homeplex did not issue such Mortgage Securities and is relying on the respective Issuers regarding the accuracy of the information provided.

                 SUMMARY OF MORTGAGE INSTRUMENT CHARACTERISTICS
                             (DOLLARS IN THOUSANDS)

                                                                     WEIGHTED      AVERAGE      REMAINING
             SERIES OF                 TYPE OF      REMAINING        AVERAGE       MORTGAGE       TERM
              MORTGAGE                 MORTGAGE     PRINCIPAL      PASS-THROUGH     COUPON     TO MATURITY
             SECURITIES               INSTRUMENT    BALANCE(1)         RATE          RATE      (YEARS)(1)
------------------------------------  ----------    ---------      ------------    --------    -----------
Westam 1............................     GNMA        $32,895           10.50%        11.00%        20.3
Westam 3............................     GNMA         39,657            9.50         10.00         21.2
ASW 65..............................     GNMA         39,241           10.00         10.50         21.1
Westam 5............................     GNMA         61,530            9.00          9.50         20.7
FHLMC 17............................    FHLMC         53,118           10.00         10.57         21.0
FNMA 24.............................     FNMA         48,937(2)        10.00         10.65         21.7
FNMA 25.............................     FNMA         69,157(3)         9.50         10.14         21.7

---------------

(1)  As of June 30, 1996.

(2) Homeplex owns a 20.2% interest in the residual interest in the REMIC with respect to FNMA 24.

(3) Homeplex owns a 45.07% interest in the residual interest in the REMIC with respect to FNMA 25.

     The prepayment experience on the mortgage instruments securing or underlying the Mortgage Securities will significantly affect the average life of such Mortgage Securities because all or a portion of such prepayments will be paid to the holders of the related Mortgage Securities as principal payments on such Mortgage Securities. Prepayments on mortgage loans commonly are measured by a prepayment standard or model. The model used herein (the "Prepayment Assumption Model") is based on an assumed rate of prepayment each month of the unpaid principal amount of a pool of new mortgage loans expressed on an annual basis. One hundred percent of the Prepayment Assumption Model assumes that each mortgage loan underlying a Mortgage Certificate (regardless of interest rate, principal amount, original term to maturity or geographic location) prepays at an annual compounded rate of 0.2% per annum of its outstanding principal balance in the first month after origination, that this rate increases by an addition 0.2% per annum in each month thereafter until the thirtieth month after origination and in the thirtieth month and in each month thereafter prepays at a constant prepayment rate of 6% per annum.

     The Prepayment Assumption Model does not purport to be either a historical description of the prepayment experience of any pool of mortgage loans or a prediction of the anticipated rate of prepayment of any pool of mortgage loans, including the mortgage loans underlying the Mortgage Certificates, and there is no assurance that the prepayment of the mortgage loans underlying the Mortgage Certificates will conform to any of the assumed prepayment rates. The rate of principal payments on pools of mortgage loans is influenced by a variety of economic, geographic, social and other factors. In general, however, mortgage instruments are likely to be subject to higher prepayment rates if prevailing interest rates fall significantly below the interest rates on the mortgage loans underlying the Mortgage Certificates. Conversely, the rate of prepayment would be expected to decrease if interest rates rise above the interest rate on the mortgage loans underlying the Mortgage Certificates. Other factors affecting prepayment of mortgage loans include changes in mortgagors' housing needs, job transfers, unemployment, mortgagors' net equity in the mortgaged properties, assumability of mortgage loans and servicing decisions.

     DESCRIPTION OF THE OUTSTANDING MORTGAGE SECURITIES. Each series of Bonds constitutes a nonrecourse obligation of the Issuer of such series of Bonds payable solely from the mortgage instruments and any other collateral pledged to secure such series of Bonds. All of the Bonds are rated "AAA" by Standard & Poor's Corporation. All of the Bonds have been issued in series pursuant to indentures (the "Indenture") between the Issuer and a bank trustee (the "Trustee") which holds the underlying mortgage instruments and other collateral pledged to secure the related series of Bonds.

     Each series of the Bonds is structured so that the monthly payments on the mortgage instruments pledged as collateral for such series of Bonds, together (in certain cases) with reinvestment income on such monthly payments at the rates required to be assumed by the rating agencies rating such Bonds or at the rates provided pursuant to a guaranteed investment contract, will be sufficient to make timely payments of interest on each class of Bonds of such series (each a "Bond Class"), to begin payment of principal on each Bond Class not later than its "first mandatory principal payment date" or "first mandatory redemption date" (as defined in the related Indenture) and to retire each Bond Class no later than its "stated maturity" (as defined in the related Indenture).

     Each series of Pass-Through Certificates represents beneficial ownership interests in a pool ("Mortgage Pool") of mortgage instruments formed by the Issuer thereof and evidences the right of the holders of such Pass-Through Certificates to receive payments of principal and interest at the pass-through rate with respect to the related Mortgage Pool. Pass-Through Certificates issued by FHLMC or FNMA generally are not rated by any rating agency. The Pass-Through Certificates issued by FHLMC have been issued pursuant to an agreement ("Pooling Agreement") which generally provides for the formation of the Mortgage Pool and the performance of administrative and servicing functions. The Pass-Through Certificates issued by FNMA have been issued pursuant to a trust agreement ("Trust Agreement") between FNMA in its corporate capacity and in its capacity as trustee which generally provides for the formation of the Mortgage Pool and the performance of administrative and servicing functions. The Pass-Through Certificates are not obligations of the Issuers thereof.

     Each series of Pass-Through Certificates is structured so that the monthly payments of principal and interest on the mortgage instruments in the Mortgage Pool underlying such series of Pass-Through Certificates are passed through on monthly payment dates to the holders of each class of Pass-Through Certificates of such series (each a "Pass-Through Class") as payments of principal and interest, respectively, and each Pass-Through Class is retired no later than its "final payment date" or "final distribution date" (as defined in the related Pooling Agreement or Trust Agreement, respectively).

     With respect to FHLMC 17, FHLMC guarantees to each holder of a Pass-Through Certificate that bears interest the timely payment of interest at the applicable interest rate on such Pass-Through Certificates. FHLMC also guarantees to each holder of a Pass-Through Certificate the payment of the principal amount of such holder's Pass-Through Certificates as payments are made on the underlying FHLMC Certificates. Such guarantees, however, do not assure Homeplex any particular return on its mortgage interests with respect to these Mortgage Securities. The FHLMC 17 Pass-Through Certificates have been issued pursuant to agreements between the holders of the Pass-Through Certificates and FHLMC, which holds and administers, or supervises the administration of, the pool of mortgage instruments underlying the Pass-Through Certificates.

     With respect to FNMA 24 and FNMA 25, FNMA is obligated to distribute on a timely basis to the holders of the Pass-Through Certificates required installments of principal and interest and to distribute the principal balance of each Class of Pass-Through Certificate in full no later than its applicable "final distribution date," whether or not sufficient funds are available in the "certificate account" (as defined in the offering circular). The guarantee of FNMA is not backed by the full faith and credit of the United States. The FNMA 24 and FNMA 25 Pass-Through Certificates represent beneficial ownership interests in trusts created pursuant to a Trust Agreement. FNMA is responsible for the administration and servicing of the mortgage loans underlying the FNMA Certificates, including the supervision of the servicing activities of lenders, if appropriate, the collection and receipt of payments from lenders, and the remittance of distributions and certain reports to holders of the Pass-Through Certificates.

     Interest payments on the Bond Classes and the Pass-Through Classes (together "Classes") are due and payable on specified payment dates, except with respect to principal only or zero coupon Classes ("Principal

Only Classes") which do not bear interest and with respect to compound interest Classes ("Compound Interest Classes") as to which interest accrues but generally is not paid until other designated Classes in the same series of Mortgage Securities are paid in full. The payment dates for the Mortgage Securities are monthly. Each Class of Mortgage Securities, except the Principal Only Classes, provides for the payment of interest either at a fixed rate, or at an interest rate which resets periodically based on a specified spread from (i) the arithmetic mean of quotations of the London interbank offered rates ("LIBOR") for one-month Eurodollar deposits, subject to a specified maximum interest rate,
(ii) the Monthly Weighted Average Cost of Funds Index for Eleventh District Savings Institutions (the "COF Index"), as published by the Federal Home Loan Bank of San Francisco (the "FHLB/SF"), subject to a specified maximum interest rate or (iii) or indices specified in the prospectus supplement of offering circular for a series of Mortgage Securities.

     According to information furnished by the FHLB/SF, the COF Index is based on financial reports submitted monthly to the FHLB/SF by Eleventh District savings institutions and is computed by the FHLB/SF for each month by dividing the cost of funds (interest paid during the month by Eleventh District savings institutions on savings, advances and other borrowings) by the average of the total amount of those funds outstanding at the end of that month and at the end of the prior month, subject to certain adjustments. According to such FHLB/SF information, the COF Index reflects the interest cost paid on all types of funds held by Eleventh District savings institutions, and is weighted to reflect the relative amount of each type of funds held at the end of the particular month. The COF Index has been reported each month since August 1981.

     Principal payments on each Class of the Mortgage Securities are made on monthly payment dates. Payments of principal generally are allocated to the earlier maturing Classes until such Classes are paid in full. However, in certain series of Mortgage Securities, principal payments on certain Classes are made concurrently with principal payments on other Classes of such series of Mortgage Securities in certain specified percentages (as described in the prospectus supplement or offering circular for such series of Mortgage Securities). In addition, payments of principal on certain Classes (referred to as "SAY," "PAC," "SMRT" or "SPPR" Classes) occur pursuant to a specified repayment schedule to the extent funds are available therefor, regardless of which other Classes of the same series of Mortgage Securities remain outstanding. Each of the Principal Only Classes has been issued at a substantial discount from par value and receives only principal payments. Certain Classes of the Mortgage Securities will be subject to redemption at the option of the Issuer of such series (in the case of FHLMC 17) or upon the instruction of Homeplex (as the holder of the residual interest in the REMICs with respect to the other Mortgage Securities Classes subject to redemption) on the dates specified herein in accordance with the specific terms of the related Indenture, Pooling Agreement or Trust Agreement, as applicable. Certain Classes which represent the residual interest in the REMIC with respect to a series of Mortgage Securities (referred to as "Residual Interest Classes") generally also are entitled to additional amounts, such as the remaining assets in the REMIC after the payment in full of the other Classes of the same series of Mortgage Securities and any amount remaining on each payment date in the account in which distributions on the mortgage instruments securing or underlying the Mortgage Securities are invested after the payment of principal and interest on the related Mortgage Securities and the payment of expenses.

     The table below sets forth certain information regarding the Mortgage Securities with respect to which Homeplex owns all or a part of the Mortgage Interest as of June 30, 1996.

                       SUMMARY OF THE MORTGAGE SECURITIES

                              WEIGHTED
                              AVERAGE
                               PASS-
             REMAINING      THROUGH RATE
             PRINCIPAL         OF THE
           BALANCE OF THE     MORTGAGE
              MORTGAGE      INSTRUMENTS                                                                                    FIRST
            INSTRUMENTS     COLLATERALIZING                                                                  STATED      OPTIONAL
           COLLATERALIZING       OR                                                                         MATURITY    REDEMPTION
           OR UNDERLYING     UNDERLYING                              INITIAL     REMAINING                  OR FINAL        OR
            THE MORTGAGE    THE MORTGAGE                 ISSUE      PRINCIPAL    PRINCIPAL                  PAYMENT     TERMINATION
SERIES(1)  SECURITIES(2)     SECURITIES       CLASS       DATE       BALANCE     BALANCE(2)      COUPON       DATE         DATE
---------  --------------   ------------   ----------   --------    ---------    ---------    ------------  --------    -----------
           (IN THOUSANDS)
Westam 1      $ 32,895        10.50%          1-A         4/29/88    $109,228      $  4,142      Variable     9/1/12       6/1/98
                                                                                                 Rate(3)
                                              1-B         4/29/88      85,142             0        8.55       1/1/09       6/1/98
                                              1-C         4/29/88      44,380         4,912        8.55       9/1/12       6/1/98
                                              1-Z(4)      4/29/88      11,250        24,975        9.90       5/1/18       6/1/98
Westam 3      $ 39,657         9.50%          3-A         6/30/88    $ 80,960      $      0      Variable     6/1/07       8/1/98
                                                                                                 Rate(5)
                                              3-B         6/30/88      54,000             0        6.00      10/1/02       8/1/98
                                              3-C         6/30/88      16,000             0        6.00      10/1/04       8/1/98
                                              3-D         6/30/88      25,040             0        6.00       6/1/07       8/1/98
                                              3-E(4)      6/30/88      24,000        40,331        9.45       7/1/18       8/1/98
ASW 65        $ 39,241          10.00%        65-A        6/29/88    $ 41,181      $      0       9.00%       5/1/14       8/1/98

                                              65-B        6/29/88       7,746             0      Variable     9/1/14       8/1/98
                                                                                                 Rate(6)
                                              65-C(7)     6/29/88      11,872             0        8.25      10/1/18       8/1/98
                                              65-D(7)     6/29/88      21,169             0        7.25      10/1/18       8/1/98
                                              65-E(7)     6/29/88       6,965             0        7.50      10/1/18       8/1/98
                                              65-F(7)     6/29/88      19,977         7,960        7.50      10/1/18       8/1/98
                                              65-G(7)     6/29/88      12,540        12,540        7.50      10/1/18       8/1/98
                                              65-H(7)     6/29/88      60,344        19,696      Variable    10/1/18       8/1/98
                                                                                                 Rate(6)
                                              65-I(7)     6/29/88      32,230             0        7.00      10/1/18       8/1/98
                                              65-J(7)     6/29/88      23,476             0      Variable    10/1/18       8/1/98
                                                                                                 Rate(6)
                                              65-Z(4)     6/29/88      12,500             0        7.75      10/1/18       8/1/98
Westam 5      $ 61,530         9.00%          5-A         7/28/88    $ 70,488      $      0      Variable     8/1/18       (9)
                                                                                                 Rate(8)
                                              5-B(10)     7/28/88      39,784             0        Zero       8/1/18       (9)
                                                                                                  Coupon
                                              5-Y(7)      7/28/88     139,728        62,715        8.95       8/1/18       (9)
FHLMC 17      $ 53,118         10.00%         17-A(7)     9/30/88    $ 26,000      $      0       9.35%      5/15/02      (14)

                                              17-B(7)     9/30/88      98,850             0        9.00      9/15/19      (14)
                                              17-C        9/30/88      92,400             0      Variable   10/15/19      (14)
                                                                                                 Rate(12)
                                              17-D(10)    9/30/88      27,750             0        Zero     10/15/19      (14)
                                                                                                  Coupon
                                              17-E(7)     9/30/88    $ 75,400             0        9.30      2/15/12      (14)
                                              17-F(7)     9/30/88      26,700             0        9.35     12/15/13      (14)
                                              17-G(7)     9/30/88      67,400             0        9.55      3/15/17      (14)
                                              17-H(7)     9/30/88      34,700         9,411        9.70      6/15/18      (14)
                                              17-I(7)     9/30/88      43,696        43,696        9.90     10/15/19      (14)
                                              17-J(7)     9/30/88       7,104             0        9.00     10/15/19      (14)
                                              17-R(11)    9/30/88         100            11    Residual(13) 10/15/19      (14)

                              WEIGHTED
                              AVERAGE
                               PASS-
             REMAINING      THROUGH RATE
             PRINCIPAL         OF THE
           BALANCE OF THE     MORTGAGE
              MORTGAGE      INSTRUMENTS                                                                                    FIRST
            INSTRUMENTS     COLLATERALIZING                                                                  STATED      OPTIONAL
           COLLATERALIZING       OR                                                                         MATURITY    REDEMPTION
           OR UNDERLYING     UNDERLYING                              INITIAL     REMAINING                  OR FINAL        OR
            THE MORTGAGE    THE MORTGAGE                 ISSUE      PRINCIPAL    PRINCIPAL                  PAYMENT     TERMINATION
SERIES(1)  SECURITIES(2)     SECURITIES       CLASS       DATE       BALANCE     BALANCE(2)      COUPON       DATE         DATE
---------  --------------   ------------   ----------   --------    ---------    ---------    ------------  --------    -----------
           (IN THOUSANDS)
FNMA          $ 48,937           10.00%    24-A(7)       10/26/88    $ 13,300     $      0        7.00%        3/25/02      (19)
 24(15)
                                           24-B(7)       10/26/88      33,499            0         7.00        3/25/11      (19)
                                           24-C(7)       10/26/88      13,200            0          0          2/25/13      (19)
                                           24-D(7)       10/26/88      29,100            0         7.00        3/25/16      (19)
                                           24-E(7)       10/26/88      16,700        3,357         7.00        7/25/17      (19)
                                           24-F(16)      10/26/88     217,350       26,672       Variable     10/25/18      (19)
                                                                                                 Rate(17)
                                           24-G(7)       10/26/88      18,899       18,899         7.00       10/25/18      (19)
                                           24-H(7)       10/26/88      36,100            0         9.50        7/25/16      (19)
                                           24-J(7)       10/26/88      32,850            0         9.50        4/25/17      (19)
                                           24-K(7)       10/26/88      72,151            0         9.50       10/25/18      (19)
                                           24-L          10/26/88      17,050            0         Zero       10/25/18      (19)
                                                                                                  Coupon
                                           24-R(11)      10/26/88         100           10     Residual(18)   10/25/18      (19)
FNMA          $ 69,157            9.50%    25-A(7)(21)   10/25/88    $165,000     $      0        9.00%        6/25/08      (19)
 25(20)
                                           25-B(7)       10/25/88     270,823       60,680         9.25       10/25/18      (19)
                                           25-C(16)      10/25/88      37,500        8,402       Variable     10/25/18      (19)
                                                                                                 Rate(22)
                                           25-D          10/25/88      70,912            0       Variable     10/25/18      (19)
                                                                                                 Rate(23)
                                           25-E          10/25/88     139,575            0       Variable     10/25/18      (19)
                                                                                                 Rate(24)
                                           25-G(25)      10/25/88      66,115            0         Zero       10/25/18      (19)
                                                                                                  Coupon
                                           25-R(11)      10/25/88          75           75     Residual(26)   10/25/18      (19)

---------------

 (1) Unless otherwise specified, Homeplex owns 100% of the residual interest with respect to each series of Mortgage Securities.

 (2) As of June 30, 1996.

 (3) Determined monthly, and generally equal to 0.65% above the arithmetic mean of LIBOR, subject to a maximum rate of 12.75%.

 (4) Compound Interest Class.

 (5) Determined monthly, and generally equal to 0.70% above the arithmetic mean of LIBOR, subject to a maximum rate of 13.00%.

 (6) Determined monthly, and generally equal to 0.80%, 0.70% and 0.95%, respectively, above the arithmetic mean or LIBOR, subject to a maximum rate of 13.50%, 12.50% and 14.00%, respectively.

 (7) SAY, PAC, SMRT, SPPR or other Class which receives a preferential allocation of principal payments during a designated period.

 (8) Determined monthly, and generally equal to 0.85% above the arithmetic mean of LIBOR, subject to a maximum rate of 14.00%.

 (9) The Westam 5 Bonds may be redeemed at any time after the aggregate principal amount of such Bonds then outstanding is less than 10% of their original aggregate principal amount.

(10) Principal Only Class.

(11) Residual Interest Class. This class represents the "residual interest" in the REMIC with respect to such Series.

(12) Determined monthly, and generally equal to 0.90% above the arithmetic mean of LIBOR, subject to a maximum rate of 13.00%.

(13) The Class of Pass-Through Certificates will bear interest on each payment date in an amount equal to the amounts received as interest payments on the FHLMC Certificates in the Mortgage Pool on such payment date, less the aggregate amount of interest payable on the FHLMC 17 Pass-Through Certificates (other than the Residual Interest Class) on such payment date.

(14) The FHLMC 17 Pass-Through Certificates may be redeemed in whole, but not in part, on any payment date if the aggregate principal amount of such Pass-Through Certificates outstanding is less than 1% of the initial principal amount of such Pass-Through Certificates.

(15) Homeplex owns a 20.20% interest in the residual interest in the REMIC with respect to FNMA 24.

(16) Paid principal in the manner of a SAY, PAC, SMRT or SPPR Class with respect to a portion of its principal balance.

(17) Determined monthly, and generally equal to 2.10% below the product of 1.15 and the arithmetic mean of LIBOR, subject to a maximum rate of 12.50%.

(18) On each payment date, the Class of Pass-Through Certificates will receive the excess of the sum of all distributions payable on the FNMA Certificates underlying the Pass-Through Certificates on such payment date over all amounts distributable on such payment date as principal and interest on each Class of the Pass-Through Certificates (including amounts distributable as principal on this Class of Pass-Through Certificates).

(19) Not subject to optional redemption.

(20) Homeplex owns a 45.07% interest in the residual interest in the REMIC with respect to FNMA 25.

(21) On any payment date on which the principal distributions from the FNMA Certificates underlying the FNMA 25 Pass-Through Certificates are not sufficient to reduce the principal balance of this Class of such Pass-Through Certificates to a designated amount, the amount of interest distributed from the FNMA Certificates underlying such Pass-Through Certificates not required to be paid out as interest on such Pass-Through Certificates on such payment date ("Excess Interest") will be applied to reduce the principal balance of this Class to the designated amount for that payment date.

(22) Determined monthly, and generally equal to .7586% above the product of .9632 and the COF Index, subject to a maximum rate of 11.3054%.

(23) Determined monthly, and generally equal to 1.5229% below the product of .9247 and the COF Index, subject to a maximum rate of 9.50%.

(24) Determined monthly, and generally equal to 1.25% above the COF Index, subject to a maximum rate of 14.00%.

(25) On any payment date on which this Class of Pass-Through Certificates receives principal payments, 30% of the Excess Interest will be applied to reduce the principal balance of this Class.

(26) When Excess Interest is used to pay principal on Classes 25-A and 25-G, the amount of Excess Interest so applied will be added to the principal balance of this Class of Pass-Through Certificates. In addition, on each Payment Date, this Class of Pass-Through Certificates will receive the excess of the sum of all distributions payable on the FNMA Certificates underlying the FNMA 25 Pass-Through Certificates on such payment date over all amounts distributable on such payment date as principal and interest (including amounts distributable as principal on this Class of Pass-Through Certificates).

     NET CASH FLOWS. The Net Cash Flows available from Homeplex's mortgage assets are derived principally from three sources: (i) the favorable spread between the interest or pass-through rates on the mortgage instruments securing or underlying the Mortgage Securities and the interest or pass-through rates of the Mortgage Securities Classes, (ii) reinvestment income in excess of the amount thereof required to be applied to pay the principal of and interest on the Mortgage Securities, and (iii) any amounts available from prepayments on the mortgage instruments securing or underlying the Mortgage Securities that are not necessary for the payment son the Mortgage Securities. The amount of Net Cash Flows generally decreases over time as the Classes are retired. Distributions of Net Cash Flows represent both the return on and the return of the investment on the mortgage assets purchased. In addition, Homeplex may exercise its rights in accordance with the terms of a series of Mortgage Securities to redeem all or a part of such series prior to maturity and sell the related mortgage instruments, in which case the net payment (after payment of the Mortgage Securities and related costs) will be remitted to Homeplex.

     The principal factors which influence Net Cash Flows are as follows:

          (1) Other factors being equal, Net Cash Flows in each payment period tend to decline over the life of a series of Mortgage Securities, because
     (a) as normal amortization of principal and principal prepayments occur on the mortgage instruments securing or underlying such Mortgage Securities, the principal balances of earlier, lower-yielding Classes of such Mortgage Securities are reduced, thereby resulting in a reduction of the favorable spread between the weighted average interest or pass-through rate on outstanding Classes and the interest or pass-through rates on the mortgage instruments securing or underlying such Mortgage Securities and (b) the higher coupon mortgage instruments are likely to be prepaid faster, reinforcing the same effect.

          (2) The rate of prepayments on the mortgage instruments securing or underlying a series of Mortgage Securities significantly affects the Net Cash Flows. Because repayments shorten the life of the mortgage loans underlying the mortgage instruments securing or underlying a series of Mortgage Securities, a higher rate of prepayments normally reduces overall Net Cash Flows. The rate of prepayments may be expected to vary over the life of a series of Mortgage Securities, and the timing of prepayments will further affect their significance. The rate of prepayments is affected by mortgage interest rates and other factors. Generally, increases in mortgage interest rates reduce prepayment rates, while decreases in mortgage interest rates increase prepayment rates. Because an important component of Net Cash Flows derives from the spread between the weighted average interest or pass-through rate on the mortgage instruments securing or underlying a series of Mortgage Securities and the weighed average interest or pass-through rate on the outstanding classes of such Mortgage Securities Classes, a higher than expected level of prepayments concentrated during the early life of such Mortgage Securities (thereby reducing the weighted average life of the earlier, lower-yielding Classes) has a more negative effect on Net Cash Flows than the same volume of Prepayments have at a constant rate over the life of such Mortgage Securities or at a later date.

          (3) With respect to Variable Rate Classes of Mortgage Securities, increases in the level of the index on which the interest rate for such Variable Rate Classes are based increase the interest or pass-through rate payable on Variable Rate Classes and thus reduce or, in some instances, eliminate Net Cash Flows, while decreases in the level of the relevant index decrease the interest or pass-through rate payable on Variable Rate Classes and thus increase Net Cash Flows.

          (4) The interest rate at which the monthly cash flow from the mortgage instruments securing or underlying a series of Mortgage Securities may be reinvested until payment dates for such Mortgage Securities influences the amount of reinvestment income contributing to the Net Cash Flows unless such reinvestment income is not paid to the owner of the related Mortgage Asset.

          (5) The administrative expenses of a series of Mortgage Securities (if any) may increase as a percentage of Net Cash Flows as the outstanding balances of the mortgage instruments securing or underlying such Mortgage Securities decline, if some of such administrative expenses are fixed. In later years, it can be expected that fixed expenses will exceed the available cash flow. Although reserve funds generally are established to cover such shortfalls, there can be no assurance that such reserves will be sufficient to cover such shortfalls. In addition, although each series of Mortgage Securities (other than FNMA 24 or FNMA 25) generally has an optional redemption provision that allows the Issuer thereof (in the case of FHLMC 17) or Homeplex (as the holder of the residual interest in the REMICs with respect to the other series of Mortgage Securities) to retire the remaining Classes that are subject to redemption or retirement after a certain date, there can be no assurance that the Issuer or Homeplex will exercise such options and, in any event, in a high interest rate environment the market value of the remaining mortgage instruments securing or underlying the Mortgage Securities may be less than the amount required to retire the remaining outstanding Classes. Homeplex may be liable for, or its return subject to, administrative expenses relating to a series of Mortgage Securities if reserves prove to be insufficient. Moreover. any unanticipated liability or expenses with respect to the Mortgage Securities could adversely affect Net Cash Flows.

                                 OTHER POLICIES

     INVESTMENT COMPANY ACT. Homeplex intends to operate in such a manner as not to be within the definition of investment company under the Investment Company Act of 1940. Homeplex may not invest in public entities similar to Homeplex and may not invest in securities of other issuers for the purpose of exercising control.

     HEDGING. Homeplex from time to time hedges its mortgage assets and indebtedness in whole or in part so as to provide protection from interest rate fluctuations or other market movements. With respect to assets, hedging can be used either to increase the liquidity or decrease the risk of holding as asset by guaranteeing, in whole or in part, the price at which such asset may be disposed of prior to its maturity. With respect to indebtedness, hedging can be used to limit, fix or cap the interest rate on variable interest rate indebtedness. Homeplex's hedging activities may include the purchase of interest rate cap agreements, the consummation of interest rate swaps, the purchase of Stripped Mortgage Securities, the maintenance of short positions in financial future contracts, the purchase of put options on such contracts and the trading of forward contracts. Certain of the federal income tax requirements that Homeplex has been required to satisfy to qualify as a REIT have limited its ability to hedge.

                               CAPITAL RESOURCES

     Subject to the terms of Homeplex's Bylaws, the availability and cost of borrowings, various market conditions and restrictions that may be contained in Homeplex's financing arrangements from time to time and other factors as described herein, Homeplex may increase the amount of funds available for its activities with the proceeds of borrowings including borrowings under lines of credit, loan agreements, repurchase agreements and other credit facilities.

     Subject to the foregoing, Homeplex's borrowings may bear fixed or variable interest rates, may require additional collateral in the event that the value of existing collateral declines on a market value basis and may be due on demand or upon the occurrence of certain events. Repurchase agreements are agreements pursuant to which Homeplex sells assets for cash and simultaneously agrees to repurchase such assets on a specified date for the same amount of cash plus an interest component. Homeplex also may increase the amount of funds available for investment through the issuance of debt securities (including Mortgage Securities). In general, Homeplex may make use of short-term borrowings to provide additional funds when it is able to borrower at interest rates lower than the yields expected to be earned on such funds. If borrowing costs are higher than the yields generated by such funds, Homeplex's ability to utilize borrowed funds may be substantially reduced and it may experience losses.

     A substantial portion of the assets of Homeplex are pledged to secure indebtedness incurred by Homeplex. Accordingly, such assets will not be available for distribution to the stockholders of Homeplex in the event of Homeplex's liquidation except to the extent that the value of such assets exceeds the amount of such indebtedness.

     At June 30, 1996 Homeplex did not have any used or unused short-term debt or line of credit facilities.

     Homeplex in the future may increase its capital resources by making additional offerings of Homeplex Common Stock or securities convertible into Homeplex Common Stock. The effect of such offerings may be the dilution of the equity of stockholders of Homeplex or the reduction of the market price of shares of

Homeplex's Common Stock, or both. Homeplex is unable to estimate the amount, timing or nature of future sales of its Common Stock as such sales will depend upon Homeplex's need for additional funds, market conditions and other factors.

                              HOMEPLEX MANAGEMENT
                               EXECUTIVE OFFICERS

     The executive officers of Homeplex are as follows:

                     NAME                    AGE               POSITIONS HELD
    ---------------------------------------  ---   ---------------------------------------
    Alan D. Hamberlin......................  47    Chairman of the Board of Directors,
                                                   Director and Chief Executive Officer

    Jay R. Hoffman.........................  42    Director, President, Secretary,
                                                   Treasurer and Chief Financial and
                                                   Accounting Officer

     ALAN D. HAMBERLIN has been a director and Chief Executive Officer of Homeplex since its organization and Chairman of the Board of Directors since January 1990. Mr. Hamberlin has been President of Courtland Homes, Inc. since July 1983. Mr. Hamberlin has served as a director of American Southwest Financial Corporation and American Southwest Finance Co., Inc. since their organization in September 1982. Mr. Hamberlin also has served as a director of American Southeast Affiliated Companies since its organization in March 1995 and of American Southwest Holdings, Inc. since August 1994.

     JAY R. HOFFMAN has been the President and a Director of Homeplex since September 1995 and the Secretary, Treasurer and Chief Financial and Accounting Officer of Homeplex since July 1988. Mr. Hoffman also served as the Vice President of Homeplex from July 1988 to September 1995. Mr. Hoffman, a certified public accountant, engaged in the practice of public accounting with Kenneth Leventhal & Company from March 1987 through June 1988 and with Arthur Andersen & Co. from June 1976 through March 1987.

     All officers serve at the discretion of the Board of Directors. A condition precedent to the Merger is the resignation of the current executive officers of Homeplex.

                             EXECUTIVE COMPENSATION

     The following table sets forth compensation received by Homeplex's executive officers for the last three fiscal years ending December 31, 1995.

                                                                          LONG TERM COMPENSATION
                               ANNUAL COMPENSATION              -------------------------------------------
                      --------------------------------------     RESTRICTED     SHARES UNDERLYING     ALL
        NAME          YEAR     SALARY      BONUS      OTHER     STOCK AWARDS     OPTIONS/PSRS(#)     OTHER
--------------------  ----    --------    -------    -------    ------------    -----------------    ------
Alan D. Hamberlin...  1995    $240,000    $    --    $    --           --            820,014         $   --
                      1994     250,000      2,100         --           --              4,642             --
                      1993     250,000      4,100         --           --              5,439             --

Jay R. Hoffman......  1995    $183,000    $25,000    $    --           --              1,240         $   --
                      1994     175,000     15,000         --           --              1,216             --
                      1993     175,000         --         --           --              1,425             --

     The Hamberlin Employment Agreement provides for Mr. Hamberlin to receive an annual base salary of $1.00. In lieu of the annual base salary, Homeplex granted the Hamberlin Stock Options and the Hamberlin PSRs. A corporation owned by Mr. Hamberlin also is entitled to payment of $15,000 annually as reimbursement for expenses incurred by such company and providing support to Mr. Hamberlin in connection with the performance of his duties.

              HAMBERLIN AGREEMENTS AND OTHER EMPLOYMENT AGREEMENTS

     HAMBERLIN EMPLOYMENT AGREEMENT. Homeplex entered into an Employment Agreement with Alan D. Hamberlin on December 21, 1995 (the "Hamberlin Employment Agreement"), with a term ending on December 20, 1998 and providing for the employment of Mr. Hamberlin as the Chief Executive Officer of Homeplex. Mr. Hamberlin will receive an annual base salary of $1.00 and will not be entitled to any bonuses except as granted by the Board of Directors in its absolute sole discretion. The Hamberlin Employment Agreement terminates (a) upon the death or disability of Mr. Hamberlin, (b) by Homeplex for "Cause," (c) by mutual agreement following a change in control of Homeplex that is unanimously approved by the Board of Directors (a "Consented Termination") and (d) upon the request of Mr. Hamberlin. "Cause" shall mean an act or acts of dishonesty by Mr. Hamberlin constituting a felony and resulting or intended to result directly or indirectly in substantial gain or personal enrichment at the expense of Homeplex. The Hamberlin Employment Agreement also provides that if a change in control occurs on or before December 20, 1998 that has not been unanimously approved by the Board of Directors (a "Non-Approved Change in Control") and if Mr. Hamberlin's employment has not been previously terminated, Homeplex will pay $500,000 to Mr. Hamberlin within 10 days of such change in control as well as maintain in full force and effect until December 20, 1998 all plans, programs or benefits provided to employees, including those plans, programs or benefits in which Mr. Hamberlin was entitled to participate immediately prior to the change in control. A condition precedent to the Merger is an amendment to the Hamberlin Employment Agreement to delete the $500,000 cash payment that might be required to be paid upon consummation of the Merger. Such amendment has been executed.

     HAMBERLIN STOCK OPTIONS. In lieu of an annual base salary in cash, Homeplex and Mr. Hamberlin entered into a Stock Option Agreement dated December 21, 1995 (the "Hamberlin Stock Option Agreement") pursuant to which Homeplex granted (subject to stockholder approval) an option to Mr. Hamberlin to purchase 750,000 shares of Homeplex Common Stock at $1.50 per share, which was the fair market value per share on December 21, 1995 (the "Hamberlin Stock Options"). The Hamberlin Stock Options vest as follows: (i) 200,000 on December 21, 1995, (ii) 275,000 on December 21, 1996 and (iii) 275,000 on December 21, 1997; provided, however, all options will vest in full upon a Non-Approved Change in Control or upon a termination of Mr. Hamberlin's employment (without his consent) by Homeplex for any reason other than death, disability or Cause. In addition, the Hamberlin Stock Options will vest in their entirety prior to any merger or consolidation in which Homeplex is not the surviving entity or any reverse merger in which Homeplex is the surviving entity. A condition precedent to the Merger is an amendment to the Hamberlin Stock Option Agreement to eliminate the acceleration of vesting of the Hamberlin Stock Options that may result upon consummation of the Merger. If approved at the Annual Meeting, upon consummation of the Merger options covering 500,000 shares of Homeplex Common Stock will be exercisable. The Hamberlin Stock Options are exercisable until December 21, 2000. The Hamberlin Employment Agreement and the Hamberlin Stock Option Agreement are collectively referred to as the "Hamberlin Agreements." The forms of the Hamberlin Agreements are attached to this Proxy Statement/Prospectus as Appendix D. All stockholders are urged to read the Hamberlin Agreements in their entirety.

     HAMBERLIN PSRS. Pursuant to the Hamberlin Employment Agreement, Mr. Hamberlin also was conditionally granted 750,000 phantom stock rights ("PSRs"). If approval of the Hamberlin Stock Options is not obtained at the Annual Meeting, then the Hamberlin Stock Options will terminate and only then will the PSRs granted to Mr. Hamberlin become effective. PSRs vest as follows: (i) 200,000 on December 21, 1995, (ii) 275,000 on December 21, 1996 and (iii)
275,000 on December 21, 1997; provided, however, all PSRs will vest upon a Non-Approved Change in Control or upon a termination of Mr. Hamberlin's employment (without his consent) by Homeplex for any reason other than death, disability or Cause. In general, after a Consented Termination the PSRs remain outstanding as if Mr. Hamberlin was still employed. The PSRs are exercisable until December 21, 2000. Upon exercise of a PSR, Homeplex will pay Mr. Hamberlin cash equal to the excess of the fair market value of Homeplex Common Stock on the date of exercise over $1.50. The main economic difference to Homeplex, is that upon exercise the Hamberlin PSRs will require a cash payment versus the Hamberlin Stock Options which require only the issuance of stock. In addition, if the Hamberlin Stock Options are not approved at the Annual Meeting and the Hamberlin PSRs become effective, they will have a material adverse effect on the future earnings of Homeplex because on the date of effectiveness, the excess of the fair market value of Homeplex Common Stock over $1.50 will be required to be charged to Homeplex's earnings, with additional future charges required if the trading price continues to increase.

     HOFFMAN SEVERANCE AGREEMENT. On July 1, 1996 Homeplex entered into a Severance Agreement with Jay R. Hoffman (the "Severance Agreement"), which superseded the previous severance agreement which was to expire on August 30, 1996. The Severance Agreement provides that if a "Change in Control" (as defined in the Severance Agreement) occurs prior to August 30, 1997, Mr. Hoffman will be entitled to receive a severance payment in an amount equal to Mr. Hoffman's annual salary as of the date of the Change in Control. A condition precedent to the Merger is the amendment of the Severance Agreement to provide that the Merger will result in a termination of Mr. Hoffman without cause thereunder. Such amendment has been executed. If the Merger Agreement is effected, Mr. Hoffman will be entitled to such severance payment.

                               STOCK OPTION PLAN

     In May 1988, Homeplex's Board of Directors adopted a stock option plan (the "Existing Stock Option Plan"), under the terms of which qualified incentive stock options and non-qualified stock option may be granted to the directors, officers and key personnel of Homeplex. The purpose of the Existing Stock Option Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to others whose performance affects Homeplex.

     The maximum number of shares of Homeplex Common Stock which may be covered by options granted under the Existing Stock Option Plan is limited to 437,500, all of which have been granted. The exercise price for any option granted under the Existing Stock Option Plan may not be less than 100% of the fair market value of the shares of Homeplex Common Stock at the time the option is granted. Currently, no option may be granted under the Existing Stock Option Plan to any person who, assuming exercise of all options held by such person, would own directly or indirectly more than 9.8% of the total outstanding shares of Homeplex Common Stock. An optionholder also will receive dividend equivalent rights to the extent that dividends are declared on the outstanding shares of Homeplex Common Stock on the record dates during the period between the date an option is granted and the date such option is exercised.

     Under the Existing Stock Option Plan, an exercising optionholder has the right to require Homeplex to purchase some or all of the optionholder's shares of the Homeplex Common Stock. That redemption right is exercisable by the optionholder only with respect to shares (including the related dividend equivalent rights) that he has acquired by exercise of an option under the Existing Stock Option Plan. Furthermore, the optionholder can only exercise his redemption rights within six months from the last to expire of (i) the two year period commencing with the grant date of an option, (ii) the one year period commencing with the exercise date of an option, or (iii) any restriction period on the optionholder's transfer of the shares of Homeplex Common Stock he acquires through exercise of his option.

     The Existing Stock Option Plan is administered by the Board of Directors. Each option granted must terminate no more than ten years from the date it is granted. Unless previously terminated by the Board of Directors, the Existing Stock Option Plan will terminate in May 1998.

     The Existing Stock Option Plan currently provides that the exercise period after an optionee ceases to be a director or employee of Homeplex is three months. The stockholders of Homeplex are being asked to approve the Stock Option Extension to extend such exercise period to two years for existing stock option agreements.

     The following table provides information on outstanding stock options and phantom stock rights ("PSRs") granted to Homeplex's executive directors, officers and key personnel.

                     STOCK OPTIONS AND PSRS GRANTED IN 1995

                                                                                             POTENTIAL REALIZABLE VALUE AT
                                                                                             ASSUMED ANNUAL RATES OF STOCK
                                   SHARES       PERCENT OF                                       APPRECIATION FOR TERM
                                 UNDERLYING       TOTAL       EXERCISE    EXPIRATION         ------------------------------
             NAME               OPTIONS/PSRS    GUARANTEED     PRICE         DATE              0%         5%         10%
------------------------------  ------------    ----------    --------    ----------         ------    --------    --------
Alan D. Hamberlin.............     750,000(1)      91.3%       $ 1.50      12/21/00          $   --    $310,000    $686,000
                                    64,000(2)       7.8%       $ 1.50      12/13/00(4)       $   --    $ 26,000    $ 59,000
                                     6,014(2)       0.7%           --(3)         --(3)(4)    $9,000    $ 12,000    $ 15,000

Jay R. Hoffman................       1,240(2)       0.1%           --(3)         --(3)(4)    $1,180    $  2,000    $  3,000

------------------------------------------------------------------------

(1) Granted in lieu of cash compensation pursuant to the terms of the Hamberlin Agreements.

(2) All of such options are currently exercisable.

(3) Represent dividend equivalent rights earned in 1995. Such rights expire at the same time as the options on which they were earned, which expire at various dates between July 26, 1999 and February 6, 2002.

(4) Options are currently subject to earlier expiration upon an optionee's termination for cause or three months after any termination of employment.

     The following table provides information on stock options and PSRs exercised in 1995 by Homeplex's executive officers and the value of such stock officer's unexercised options and PSRs at December 31, 1995.

            VALUE OF STOCK OPTIONS AND PSRS AS OF DECEMBER 31, 1995

                                                                                             VALUE OF IN-THE-MONEY
                                                            OPTIONS/PSRS OUTSTANDING            OPTIONS/PSRS(1)
                                   SHARES     VALUE AT    ----------------------------    ----------------------------
              NAME                ACQUIRED    EXERCISE    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
--------------------------------  --------    --------    -----------    -------------    -----------    -------------
Alan D. Hoffman.................       --     $     --      306,723         750,000        $ 159,000       $      --

Jay R. Hoffman..................       --     $     --       63,269              --        $      --       $      --

------------------------------------------------------------------------

(1) Calculated based on the closing price at December 31, 1995 of $1.50 multiplied by the number of applicable shares in the money (including dividend equivalent rights), less the total exercise price per share.

                               RETIREMENT ACCOUNT

     On June 27, 1991, Homeplex established a simplified employee pension -- individual retirement account pursuant to Section 408(k) of the Code (the "SEP-IRA"). Annual contributions may be made by Homeplex under the SEP-IRA to employees. Such contributions will be excluded from each employee's gross income and will not exceed the lesser of 15% of such employee's compensation or $30,000. Homeplex did not make any contributions to the SEP-IRA in 1995.

                             PRINCIPAL STOCKHOLDERS

     At November 6, 1996, there were 9,716,517 shares of Homeplex Common Stock outstanding. The table below sets forth, as of November 6, 1996, those persons known by Homeplex to own beneficially five percent or more of the outstanding shares of Homeplex Common Stock, the number of shares of Homeplex Common Stock beneficially owned by each director and executive officer of Homeplex and the number of shares beneficially owned by all of Homeplex's executive officers and directors as a group, which information as to beneficial ownership is based upon statements furnished to Homeplex by such persons. See "Election of Board of Directors -- Nominees for Board of Directors."

                   NAME AND ADDRESS                   NUMBER OF SHARES          PERCENT OF HOMEPLEX
                 OF BENEFICIAL OWNER                BENEFICIALLY OWNED(1)         COMMON STOCK(2)
    ----------------------------------------------  ---------------------       -------------------
    Alan D. Hamberlin*............................         344,623(3)                   3.44%
    Jay R. Hoffman*...............................          78,269(4)                    **
    Mark A. McKinley*.............................          47,507(5)                    **
    Gregory K. Norris*............................          11,651(5)                    **
    Larry E. Cox*.................................           3,400(5)                    **
    All directors and executive officers as a
      group (five persons)........................         485,450(6)                   4.78%

    5% Stockholder:
      The InterGroup Corporation and
      Mr. John V. Winfield
      2121 Avenue of the Stars, Ste. 2020
      Los Angeles, California 90067...............         859,000(7)                   8.84%

---------------

 * Each director and executive officer of Homeplex may be reached through Homeplex at 5333 North Seventh Street, Suite 219, Phoenix, Arizona 85014.

**  Less than 1% of the outstanding shares of Homeplex Common Stock.

(1) Includes, where applicable, shares of Homeplex Common Stock owned of record by such person's minor children and spouse and by other related individuals and entities over whose shares of Homeplex Common Stock such person has custody, voting control or the power of disposition.

(2) The percentages shown include the shares of Homeplex Common Stock actually owned as of November 6, 1996 and the share of Homeplex Common Stock which the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Homeplex Common Stock which the identified person or group had the right to acquire within 60 days of November 6, 1996 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of Homeplex Common Stock owned by such person or group, but are not deemed to be outstanding for the purpose of compute the percentage of the shares of Homeplex Common Stock owned by any other person. The Hamberlin Stock Options are not included as these will not be approved prior to the Annual Meeting. If approved at the Annual Meeting, options covering 500,000 shares of Homeplex Common Stock will be exercisable.

(3) Includes 37,900 shares of Homeplex Common Stock indirectly beneficially owned by Mr. Hamberlin through a partnership and 306,723 shares of Homeplex Common Stock which Mr. Hamberlin had the right to acquire within 60 days of November 6, 1996 by the exercise of stock options (including dividend equivalent rights). The Hamberlin Stock Options are not included as these will not be approved prior to the Annual Meeting. If approved at the Annual Meeting, options covering 500,000 shares of Homeplex Common Stock will be exercisable.

(4) Includes 15,000 shares of Homeplex Common Stock owned by Mr. Hoffman and 63,269 shares of Homeplex Common Stock which Mr. Hoffman had the right to acquire within 60 days of November 6, 1996 by the exercise of stock options (including dividend equivalent rights).

(5) All of such shares of Homeplex Common Stock are shares which Mr. McKinley, Mr. Norris and Mr. Cox had the right to acquire within 60 days of November 6, 1996 by the exercise of stock options (including dividend equivalent rights).

(6) Includes 432,550 shares of Homeplex Common Stock which such persons had the right to acquire within 60 days of November 6, 1996 by the exercise of stock options (including dividend equivalent rights). The Hamberlin Stock Options are not included as these will not be approved prior to the Annual Meeting. If approved at the Annual Meeting, options covering 500,000 shares of Homeplex Common Stock will be exercisable.

(7) The nature of beneficial ownership of the 859,000 shares is 459,000 shares are owned by the InterGroup Corporation and 400,000 shares are owned by John
    V. Winfield. Mr. Winfield is Chairman of the Board and President of The InterGroup Corporation. As of November 6, 1996, 427,406 shares of InterGroup common stock, constituting 46% of the outstanding InterGroup shares, were owned directly or beneficially by Mr. Winfield.

     Other than options and dividend equivalent rights granted under the Stock Option Plan or under the Hamberlin Agreements, there are no outstanding warrants, options or rights to purchase any shares of Homeplex Common Stock, and no outstanding securities convertible into Homeplex Common Stock. See "The Merger and Related Transactions -- Operations and Executive Officers of Homeplex After the Merger; Future Stock Option Plan."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Alan D. Hamberlin, the Chairman of the Board of Directors, and Chief Executive Officer of Homeplex, also is a director of American Southwest Financial Corporation, American Southwest Finance Co., Inc., American Southwest Affiliated Companies and American Southwest Holdings, Inc. and a member of the management committee of American Southwest Financial Group, L.L.C. ("ASFG").

     Mr. Hamberlin directly and indirectly owns a total of 25% of the voting stock of American Southwest Holdings, Inc., American Southwest Holdings, Inc. directly or indirectly owns 100% of the voting stock of, among other entities, American Southwest Financial Services, Inc. ("ASFS"), American Southwest Financial Corporation and Westam Mortgage Financial Corporation. Mr. Hamberlin also directly and indirectly owns up to 25% of the capital interest held by the common members of ASFG and indirectly owns up to 25% of the capital interest of the preferred members of ASFG.

     Homeplex is a party to a Subcontractor Agreement pursuant to which ASFG, as assignee of ASFS, performs certain services for Homeplex in exchange for administration fees. ASFS received administration fees of approximately $201,000 during 1993, $165,000 during 1994 and $144,000 during 1995. The Subcontractor Agreement renews on an annual basis and Homeplex has the right to terminate the Subcontractor Agreement upon the happening of certain events.

                         MONTEREY BUSINESS DESCRIPTION

                                    OVERVIEW

     Monterey designs, builds, and sells single-family, move-up and semi-custom luxury homes primarily in the areas of Scottsdale and Tucson, Arizona. Monterey achieved revenue growth from $20.4 million in 1991 to $71.5 million in 1995, representing a compound annual growth rate of 28%, and achieved pre-tax income of $6.4 million in 1995. Monterey attributes this growth principally to the market knowledge and experience of its management team and strong economic conditions in the Scottsdale market. Through June 30, 1996, Monterey had closed 125 homes generating revenues of $31.5 million and as of that date had a backlog of 152 homes under contract.

                                    INDUSTRY

     The homebuilding industry is highly competitive and extremely fragmented. The National Association of Homebuilders confirms that 94% of homebuilders start fewer than 100 homes annually and 81% of homebuilders start fewer than 25 homes each year.

     The homebuilding industry is greatly affected by a number of factors, on both a national and regional level. Among the most vital factors on a national level are interest rates and the influence of the Federal Reserve Board on interest rates. The homebuilding industry's sensitivity to interest rate fluctuations is two-pronged: an increase or decrease in interest rates affects
(i) the homebuilding company directly in connection with its cost of borrowed funds for land and project development and working capital and (ii) home buyers' ability and desire to obtain long-term mortgages at rates favorable enough to service a long-term mortgage obligation. Monterey believes that the availability of less expensive mortgage financing vehicles such as variable rate mortgage loans have encouraged potential home buyers moving to high growth areas to be more willing to purchase a new home now and refinance at a later date.

                               BUSINESS STRATEGY

     Monterey's business strategy is to provide its customers with quality, move-up and semi-custom, luxury homes in prime locations while catering to customers' desires to customize Monterey's offered floor plans. Monterey seeks to distinguish itself from other production homebuilders by offering homes that it believes have more distinctive designs and by offering custom home features at more affordable prices than are generally available.

     Monterey's business strategy focuses on the following elements:

     QUALITY PRODUCT -- DISTINCTIVE DESIGN FEATURES. Monterey seeks to maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design, and are situated in premium locations. Its competitive edge in the selling process focuses on the home's features, design, and available custom options. Monterey believes that its homes generally offer higher quality and a more distinctive design within a defined price range or category than those built by its competitors.

     SERVICE. Monterey strives to inform and involve the customer in every phase of the building process. Monterey holds a pre-construction conference with the customer, sales person, and construction superintendent to review the house plans and design features selected by the customer. A second conference is held at the completion of the framing of the house to review the progress and answer any questions the customer may have. Upon completion of the house, the customer care representative meets with the customer for a new home orientation. This process is designed to give the customer the opportunity to add custom design features and monitor development of the home, giving the customer a feeling of participation in and control over the end product.

     PRODUCT BREADTH. Monterey has two major product lines: luxury and move-up. The luxury market segment is characterized by distinctive communities in which Monterey builds semi-custom homes. Monterey rarely duplicates its semi-custom floor plans from one community to another, providing customers within each specific community distinctive luxury homes. The move-up market segment is characterized by lower-priced production homes for which floor plans can be used from community to community. Monterey's expansion into the move-up buyer segment of the market, reflects its desire to increase its market share of the overall housing market in the Phoenix metropolitan area.

     TARGET MARKET. Particularly in its luxury home operations, Monterey focuses on the affluent buyer, including professionals and those purchasing second homes and who may live in the Phoenix or Tucson metropolitan areas on a parttime basis. For the year ended December 31, 1995, 12% of Monterey's home closings were derived from home buyers who paid all cash and did not utilize mortgage financing. Because of its customer profile and the nature of the semi-custom, luxury segment of the market, Monterey believes that the demand for this product is less cyclical and less sensitive to the adverse effects of interest rate fluctuation than other segments of the homebuilding industry and somewhat less affected by economic downturns. For the six months ended June 30, 1996, approximately 45% and 55% of Monterey's revenues were derived from the sale of move-up and semi-custom, luxury homes, respectively. For the year ended December 31, 1995, approximately 32% and 68% of Monterey's revenues were derived from the sale of its move-up and semi-custom, luxury homes, respectively. For the year ended December 31, 1994, approximately 15% and 85% of Monterey's revenues were derived from the sale of move-up and semi-custom, luxury homes, respectively. In 1993, 100% of the Monterey's revenues were derived from the semi-custom, luxury market.

     SCOTTSDALE, ARIZONA MARKET. Historically Monterey has generally operated in Scottsdale, Arizona which is an affluent city within the Phoenix metropolitan area. The growth of Scottsdale in recent years has been significant; its population increased from 107,900 in 1985 to 166,500 in 1995, a 54% increase. Further, Scottsdale has developed detailed master planning and zoning regulations and the area has typically attracted affluent buyers who Monterey generally targets. Monterey intends to maintain its position as one of the largest homebuilders in the Scottsdale market for homes priced over $200,000 by continuing to focus on product design, quality, superior locations, and service.

     TUCSON, ARIZONA MARKET. In April 1996, Monterey began operations in Tucson, Arizona. Tucson has increased its population significantly, from 531,000 in 1980 to 751,000 in 1995, a 41% increase. Monterey intends to develop a position as a significant builder in the move-up and semi-custom, luxury markets in Tucson. There is no assurance, however, that Monterey's Tucson operations will be successful. See "Risk Factors -- Risk Factors of Monterey -- Expansion Into Tucson Market."

     PENETRATION OF NEW MARKETS. Depending on existing market conditions, Monterey may explore expansion opportunities in other parts of the Western and Southwestern United States. Its strategy in this regard will be to expand first into similar market niches in areas where it perceives an ability to exploit a competitive advantage. See "Risk Factors -- Risk Factors of Monterey -- Planned Expansion" and "Risk Factors -- Risk Factors of Monterey -- Future Acquisitions."

     CONSERVATIVE LAND ACQUISITION POLICY. Monterey has historically pursued, and will continue to pursue, a conservative land acquisition policy. It generally purchases land subject to complete entitlement, including zoning and utilities services, focusing on development sites which it expects will have less than a three-year inventory of lots. These strategies reduce the risks associated with investments in land. Moreover, it controls lots on a non-recourse, rolling option basis in those circumstances in which it is economically advantageous to do so. To date, Monterey has not speculated in raw land held for investment.

                              MARKETS AND PRODUCTS

     OVERVIEW. Monterey's operations primarily service Scottsdale, Arizona and beginning in the first half of 1996, Tucson, Arizona. Monterey believes that both of these areas represent attractive homebuilding markets with significant opportunity for growth. Monterey also believes that its operations in Scottsdale are well established and that it has developed a reputation for building quality, move-up and semi-custom, luxury homes with distinctive designs.

     Monterey's semi-custom, luxury homes are generally single-story, two, three, four, or five bedroom homes, ranging in base price from approximately $291,200 to $450,000. These homes vary in size from 1,900 square feet to 4,300 square feet and are constructed on lots ranging from 5,500 square feet to one acre.

     Monterey also builds single-family, move-up homes on subdivided lots. These are one and two-story detached homes, with two to five bedrooms, currently ranging in base price from approximately $144,700 to $201,500. The homes range from 1,850 square feet to 3,000 square feet and are constructed on lots ranging from 6,500 square feet to 10,000 square feet.

     The average sales price for all homes closed during 1995 and through June 30, 1996, was $284,200 and $251,900, respectively. At December 31, 1995,
Monterey had a total of 144 home purchase contracts in backlog totaling $38 million, with an average sales price of $263,100, while at June 30, 1996, Monterey had 152 home purchase contracts in backlog totaling $46 million, with an average sales price of $302,500.

     SCOTTSDALE, ARIZONA. For 1995 and prior years, Monterey derived approximately 100% of its revenue from operations in Scottsdale, Northeast Phoenix, and Fountain Hills, Arizona. Scottsdale is a relatively affluent city within the Phoenix metropolitan area. The growth of Scottsdale in recent years has been significant with its population increasing 54% from 107,900 in 1985 to 166,500 in 1995. In addition, Scottsdale has developed detailed master planning and zoning regulations and the Scottsdale area has typically appealed to the type of buyer which Monterey generally targets.

     The Scottsdale area has proven to be more resilient to changes in the economy than the general metropolitan Phoenix market. From 1986 to 1990 there was a decline in single family housing permits in the Phoenix metropolitan area of 56.2%, compared to a 46.1% decline in permits for this same period in Scottsdale. From 1990 to 1995, single-family housing permits in the Phoenix metropolitan area have increased 158% from 10,600 to 27,300. In comparison, single-family housing permits in Scottsdale have increased 191% from 1,100 to 3,200 during the same period.

     Income, home values, education levels, and unemployment rates are substantially better in the Scottsdale area than in metropolitan Phoenix, as shown in the table below as of the years indicated:

                                                                                   METROPOLITAN
                                                                    SCOTTSDALE       PHOENIX
                                                                    ----------     ------------
    Homes with values in excess of $200,000 (1990)................      19.0%            6.5%
    Households with incomes in excess of $50,000 (1990)...........      38.1%           24.5%
    High school graduates (1995)..................................      82.0%           73.0%
    1990 -- 1995 population growth................................      29.0%           20.0%
    1990 -- 1995 job growth.......................................      33.0%           24.0%
    1995 unemployment rate........................................       2.5%            3.5%
    Median annual household income (1995).........................   $ 57,000        $ 41,800

The information contained in the above table was provided by the Economic Development office for the City of Scottsdale.

     The following table presents information relating to the current communities in the Scottsdale Area served by Monterey.

                                                              NUMBER OF
                                                                HOMES       NUMBER OF      NUMBER OF      NUMBER OF
                                                               SOLD AS        HOMES        HOMES IN         LOTS        ESTIMATED
                                                  TOTAL          OF          CLOSED         BACKLOG       REMAINING      AVERAGE
                                                NUMBER OF     JUNE 30,     AT JUNE 30,    AT JUNE 30,    AT JUNE 30,      SALES
                   COMMUNITY                    HOME SITES      1996          1996           1996          1996(1)      PRICE(2)
----------------------------------------------- ----------    ---------    -----------    -----------    -----------    ---------
LUXURY:
Canada Vistas..................................      41           15             0             15             26        $291,200
Eagle Mountain.................................      52            4             0              4             48        $379,900
Lincoln Place..................................      56            0             0              0             56        $450,000
Portales.......................................      72           64            45             19              8        $357,900
Scottsdale Country Club (Estates)..............      23           17            10              7              6        $379,900
Scottsdale Country Club (Fairway)..............      43           38            28             10              5        $307,567
Scottsdale Mountain............................      41           41            39              2              0        $379,900
SunRidge Canyon................................      86            5             0              5             81        $295,100
Tierra Bella...................................      35            7             0              7             28        $371,900
  LUXURY SUBTOTAL:.............................     449          191           122             69            258
                                                    ---          ---           ---            ---            ---
MOVE-UP:
Canada Hills...................................      61           61            59              2              0        $186,500
Costa Verde....................................     120          120           117              3              0        $185,100
Grayhawk.......................................     147           36             3             33            111        $201,500
Palos Verdes...................................      72           18             0             18             54        $189,900
The Vintage....................................      96           96            88              8              0        $144,700
  MOVE UP SUBTOTAL:............................     496          331           267             64            165
                                                    ---          ---           ---            ---            ---
TOTAL SCOTTSDALE AREA:.........................     945          522           389            133            423
                                                    ===          ===           ===            ===            ===

---------------

(1) The "Number of Homes Remaining" is the number of homes that could be built on both the remaining lots available for sale and land to be developed into lots as estimated by Monterey.

(2) "Estimated Average Sales Price" is the current average base sales price, excluding upgrades and premiums, of homes offered for sale in each respective community.

     TUCSON, ARIZONA. Monterey began operations in the area of Tucson, Arizona in April 1996. Annual building permits issued for single-family residential units in the Tucson area increased from approximately 2,200 in 1990 to approximately 4,900 in 1995. According to the U.S. Census Bureau 1995 estimates, the population of the Tucson area is approximately 751,000 people, up from approximately 667,000 people in 1990, an increase of 12.6%. Additionally, the Tucson area unemployment rate has declined from 6.0% in 1992 to 3.0% as of December 1995 (compared to the national unemployment rate of 5.2% as of December 1995 (seasonably adjusted to 5.6%)). The unemployment rate in Pima County (the county in which Tucson is located) regularly runs much lower than the national average. Over the 1990-1994 time period, Pima County's unemployment rate averaged 2.2% below the national average.

     Job growth in Tucson during 1994 was 6.8%, ranking it second (Phoenix was ranked third) in markets with work forces over 250,000 in the U.S. Over the last ten years, Tucson's labor force has grown by 33%. Personal income was up 48% during the 1989 to 1995 period. Median household income was $31,700 in 1995. Households with incomes above $50,000 approximate 28% of total households. Demographic data for Tucson contained in the prior two paragraphs was obtained from publications of The Arizona Daily Star, a newspaper of general circulation in Tucson, Arizona.

     The following table presents information relating to the current communities in the Tucson Area served by Monterey.

                                                   NUMBER      NUMBER OF     NUMBER OF     NUMBER OF
                                       TOTAL      OF HOMES       HOMES       HOMES IN        HOMES      ESTIMATED
                                     NUMBER OF   SOLD AS OF     CLOSED        BACKLOG      REMAINING     AVERAGE
                                     HOMES AT     JUNE 30,    AT JUNE 30,   AT JUNE 30,   AT JUNE 30,     SALES
             COMMUNITY               COMPLETION     1996         1996          1996         1996(1)     PRICE(2)
-----------------------------------  ---------   ----------   -----------   -----------   -----------   ---------
The Lakes at Castle Rock
  (The Estates)....................      46           3            1              3            42       $ 354,333
The Lakes at Castle Rock
  (The Park).......................      66          11            0             11            55       $ 290,743
The Lakes at Castle Rock
  (The Retreat)....................      56           5            0              5            51       $ 191,300
Rancho Vistoso.....................     144           0            0              0           144       $ 158,800
                                                     --            -             --
                                        ---                                                   ---
TOTAL TUCSON AREA:.................     312          19            1             19           292
                                        ===          ==            =             ==           ===

---------------

(1) The "Number of Homes Remaining" is the number of homes that could be built on both the remaining lots available for sale and land to be developed into lots as estimated by Monterey.

(2) "Estimated Average Sales Price" is the current average base sales price of homes offered for sale in each respective community.

                        LAND ACQUISITION AND DEVELOPMENT

     Most of the land acquired by Monterey is purchased only after necessary entitlements have been obtained so that Monterey has certain rights to begin development or construction as market conditions dictate. In certain situations in the future, Monterey may consider purchasing untitled property where it perceives an opportunity to build on such property in a manner consistent with its business strategy. The term "entitlements" refers to development agreements, tentative maps or recorded plats, depending on the jurisdiction within which the land is located. Entitlements generally give the developer the right to obtain building permits upon compliance with conditions that are usually within the developer's control. Even after entitlements are obtained, Monterey is still required to obtain a variety of other governmental approvals and permits during the development process. The process of obtaining such governmental approvals and permits can substantially delay the development process.

     Monterey selects land for development based upon a variety of factors, including (i) internal and external demographic and marketing studies; (ii) suitability of the projects, which generally are developments with fewer than 150 lots; (iii) suitability for development within a one to three year time period from the beginning of the development process to the delivery of the last house; (iv) financial review as to the feasibility of the proposed project, including projected profit margins, return on capital employed and the capital payback period; (v) the ability to secure governmental approvals and entitlements; (vi) results of environmental and legal due diligence; (vii) proximity to local traffic corridors and amenities; and (viii) management's judgment as to the real estate market, economic trends and experience in a particular market. Monterey may consider purchasing larger properties consisting of 200 to 500 lots or more if it deems the situation to have an attractive profit potential and acceptable risk limitation.

     Monterey effects its land acquisition through purchases and rolling option contracts. Purchases are financed through traditional bank financing or through working capital. To control its investment in land and land acquisition costs, Monterey often utilizes non-recourse, rolling option contracts. Under the terms of such rolling option contracts, Monterey generally pays a non-refundable deposit each time it purchases lots in a particular subdivision in the form of lot purchase price premiums above the contractual lot purchase price for a certain number of the lots in the development. Under all of its option contracts, Monterey is required to purchase a certain number of lots on a monthly or quarterly basis. In this way, Monterey pays the non-refundable deposit over time as it purchases lots under its option. As a result, Monterey's risk is limited to having paid a higher price in the form of an additional deposit for the lots which it has purchased if it determines not to exercise its option to purchase the remaining lots subject to the option agreement.

Monterey's failure to purchase the lots as required under such agreements would result only in Monterey having paid a lot premium in the form of an additional deposit for those lots purchased as of the date of the contract's termination. At June 30, 1996, Monterey was buying lots under six rolling option contracts totaling 343 lots and was current on all required minimum lot purchases. Such option contracts have expiration dates ranging from June 30, 1997 to August 9, 1999.

     Once the land is acquired, Monterey undertakes, where required, development activities, through contractual arrangements with subcontractors, that include site planning and engineering, as well as constructing road, sewer, water, utilities, drainage and recreational facilities, and other amenities.

     Monterey's strategy focuses on building in masterplanned communities with homesites that are along, or close in proximity to a major amenity, such as a golf course. These masterplanned communities are designed and developed by a major land developer who develops groups of lots commonly referred to as "super pads" which are sold to a single homebuilder. Monterey typically purchases super pads which contain between 60 and 100 fully entitled lots which are roughly graded and have all utilities and paving brought up to the boundaries of the super pad. Monterey completes the development of each super pad by completing paving, final grading, and installing all utilities.

     Monterey has occasionally used partnerships or joint ventures to purchase and develop land where such arrangements were necessary to acquire the land or appeared to be otherwise economically advantageous to Monterey. Monterey may continue to consider such arrangements where management perceives an opportunity to acquire land upon favorable terms, minimize risk, and exploit opportunities through seller financing.

     Monterey strives to develop a design and marketing concept for each of its projects, which includes determination of size, style, and price range of the homes, layout of streets, size and layout of individual lots, and overall community design. The product line offered in a particular project depends upon many factors, including the housing generally available in the area, the needs of a particular market and Monterey's cost of lots in the project. Monterey has utilized an extensive number of floor plans throughout the years, but has offered only about 30 plans in any past year.

     At June 30, 1996, Monterey owned 265 finished lots and 56 lots under development in the Scottsdale market. At June 30, 1996, Monterey also had under contract or subject to the satisfaction of purchase contingencies, 75 finished lots and 162 lots under development in Scottsdale.

     At June 30, 1996, Monterey owned 61 finished lots and 144 lots under development in the Tucson market. At June 30, 1996, Monterey also had under contract or subject to the satisfaction of purchase contingencies, 106 finished lots in Tucson.

     The following table sets forth by project Monterey's land inventory as of June 30, 1996.

                                                                                LAND UNDER
                                                     LAND OWNED             CONTRACT OR OPTION
                                               -----------------------    -----------------------
                                                           LOTS UNDER                 LAND UNDER
                                               FINISHED    DEVELOPMENT    FINISHED    DEVELOPMENT
                  PROJECTS                       LOTS      (ESTIMATE)       LOTS      (ESTIMATE)     TOTAL
---------------------------------------------  --------    -----------    --------    -----------    -----
SCOTTSDALE AREA:
Canada Hills.................................       2           --            --           --           2
Canada Vistas................................      41           --            --           --          41
Costa Verde..................................       3           --            --           --           3
Eagle Mountain...............................       4           --            25           23          52
Grayhawk.....................................      47           --            --           97         144
Lincoln Place................................      --           56            --           --          56
Palos Verdes.................................      72           --            --           --          72
Portales.....................................      19           --             8           --          27
Scottsdale Country Club (Estates)............      13           --            --           --          13
Scottsdale Country Club (Fairway)............      15           --            --           --          15
Scottsdale Mountain..........................       2           --            --           --           2
SunRidge Canyon..............................       4           --            42           42          88
Tierra Bella.................................      35           --            --           --          35
The Vintage..................................       8           --            --           --           8
                                                  ---          ---           ---          ---         ---
          TOTAL SCOTTSDALE AREA:.............     265           56            75          162         558
                                                  ===          ===           ===          ===         ===
TUCSON AREA:
The Lakes at Castle Rock (The Estates).......      45           --            --           --          45
The Lakes at Castle Rock (The Park)..........       6           --            60           --          66
The Lakes at Castle Rock (The Retreat).......      10           --            46           --          56
Rancho Vistoso...............................      --          144            --           --         144
                                                  ---          ---           ---          ---         ---
          TOTAL TUCSON AREA:.................      61          144           106           --         311
                                                  ---          ---           ---          ---         ---
          TOTAL:.............................     326          200           181          162         869
                                                  ===          ===           ===          ===         ===

                                  CONSTRUCTION

     Monterey acts as the general contractor for the construction of its projects. Subcontractors typically are retained on a subdivision-by-subdivision basis to complete construction at a fixed price. Agreements with subcontractors and materials suppliers are generally entered into after competitive bidding on an individual basis. Monterey obtains information from prospective subcontractors and suppliers with respect to their financial condition and ability to perform their agreements prior to commencement of the formal bidding process. From time to time, Monterey enters into longer term contracts with subcontractors and suppliers (usually from 6 months to 1 year) if management believes that more favorable terms can be secured.

     Contracts are awarded to subcontractors who are supervised by Monterey's project managers and field superintendents. Such project managers and field superintendents coordinate the activities of subcontractors and suppliers, subject their work to quality and cost controls and assure compliance with zoning and building codes.

     Monterey specifies that quality, durable materials be used in constructing its homes. Monterey does not maintain significant inventory of construction materials. When possible, Monterey negotiates price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of its volume of production. Generally, access to Monterey's principal subcontracting trades, materials, and supplies continue to be readily available in each of its markets; however, prices for these goods and services may fluctuate due to various factors, including supply and demand shortages which may be beyond the control of Monterey or its vendors. Monterey believes that its relations with its suppliers and subcontractors are good.

     Monterey generally clusters the homes sold within a project, which management believes creates efficiencies in land development and construction and improves customer satisfaction by reducing the number of vacant lots surrounding a completed home. Typically, the construction of a home by Monterey is completed within four to eight months from commencement of construction, although construction schedules may vary depending on the availability of labor, materials and supplies, product type and location. Monterey strives to design homes which promote efficient use of space and materials, and to minimize construction costs and time.

     Monterey generally provides a one-year limited warranty of workmanship and materials with each of its homes. Monterey's subcontractors generally provide an indemnity and a certificate of insurance prior to receiving payments for their work and, therefore, claims relating to workmanship and materials are usually the primary responsibility of Monterey's subcontractors. Historically, Monterey has not incurred any material costs relating to any warranty claims or defects in construction.

                              MARKETING AND SALES

     Monterey believes that it has an established reputation for developing high quality homes, which helps generate interest in each new project. In addition, Monterey makes extensive use of advertising and other promotional activities, including magazine and newspaper advertisements, brochures, direct mail, and the placement of strategically located sign boards in the immediate areas of its developments.

     Monterey believes that the effective use of model homes plays an integral part in demonstrating the competitive advantages of its home designs and features to prospective home buyers. Monterey generally builds between one and four model homes for each active community depending upon the number of homes to be built within each community and the product to be offered. At June 30, 1996, Monterey owned 8 model homes in Scottsdale, with 5 additional model homes under construction, and 2 model homes in Tucson, with 7 additional models under construction. Monterey generally employs, or contracts with, interior designers who are responsible for creating an attractive model home for each product line within a project which is designed to appeal to the preferences of potential home buyers. Monterey attempts, to the extent possible, to sell its model homes and to lease them back from purchasers who do not intend to live in the home immediately, either because they are moving from out of state or for other reasons. At June 30, 1996, Monterey had sold and was leasing back five model homes at a total monthly lease amount of $12,525.

     Monterey tailors its product offerings, including size, style, amenities, and price, to attract higher income home buyers. Monterey offers a broad array of options and distinctive designs and provides a home buyer with the option of customizing many features of their new home.

     Most of Monterey's homes are sold by full-time, commissioned sales employees, who typically work from the sales office located in the model homes for each project. Monterey's goal is to ensure that its sales force has extensive knowledge of Monterey's operating policies and housing products. To achieve this goal, all sales personnel are trained and attend periodic meetings to be updated on sales techniques, competitive products in the area, the availability of financing, construction schedules, marketing and advertising plans, and the available product lines, pricing, options, and warranties offered by Monterey. Monterey also requires its sales personnel to be licensed real estate agents where required by law. Further, Monterey utilizes independent brokers to sell its homes and generally pay approximately a 3% sales commission on the base price of the home.

     From time to time, Monterey offers various sales incentives, such as landscaping and certain interior home improvements, in order to attract buyers. The use and type of incentives depends largely on prevailing economic conditions and competitive market conditions.

                                    BACKLOG

     Although Monterey generally constructs one or two homes per project in advance of obtaining a sales contract, Monterey's homes are generally offered for sale in advance of their construction. The majority of the homes sold but not closed in fiscal year 1995 were sold pursuant to standard sales contracts entered into prior to commencement of construction. Such sales contracts are usually subject to certain contingencies such as the buyer's ability to qualify for financing. Homes covered by such sales contracts are considered as "backlog." For a detailed itemization of Monterey's backlog at June 30, 1996, see "Monterey Business Description -- Markets and
Products -- Scottsdale, Arizona" and "Monterey Business Description -- Markets and Products -- Tucson, Arizona." Monterey does not recognize revenue on homes covered by such contracts until the sales are closed and the risk of ownership has been legally transferred to the buyer.

                               CUSTOMER FINANCING

     With respect to those purchasers requiring financing, Monterey seeks to assist home buyers in obtaining such financing from unaffiliated mortgage lenders offering qualified buyers a variety of financing options. Monterey may pay a portion of the closing costs and discount mortgage points to assist home buyers with financing. Since many home buyers utilize long-term mortgage financing to purchase a home, adverse economic conditions, increases in unemployment, and high mortgage interest rates may deter and/or reduce the number of potential home buyers. See "Risk Factors -- Risk Factors of Monterey -- Interest Rates and Mortgage Financing."

                     CUSTOMER RELATIONS AND QUALITY CONTROL

     Management believes that strong customer relations and an adherence to stringent quality control standards are fundamental to Monterey's continued success. Monterey believes that its commitment to customer relations and quality control have significantly contributed to its reputation as a high quality builder.

     Generally, for each development, representatives of Monterey, who may be a project manager or project superintendent, and a customer relations representative, oversee compliance with Monterey's quality control standards. These representatives allocate responsibility for (i) overseeing home construction; (ii) overseeing performance by subcontractors and suppliers; (iii) reviewing the progress of each home and conducting formal inspections as specific stages of construction are completed; and (iv) regularly updating each buyer on the progress of his or her home.

     Monterey strives to inform and involve the customer in every phase of the building process. Monterey holds a pre-construction conference with the customer, sales person, and construction superintendent to review the house plans and design features selected by the customer. A second conference is held at the completion of the framing of the house to review the progress and answer any questions the customer may have. Upon completion of the house, the customer care representative meets with the customer for a new home orientation. This process is designed to give the customer the opportunity to add custom design features and monitor development of the home, thereby giving the customer a feeling of participation in and control over the end product.

     On occasion, Monterey will develop its own subdivisions by purchasing entitled property and commencing site planning and development activities. In such cases, its employees supervise the land development process.

                         COMPETITION AND MARKET FACTORS

     The development and sale of residential property is highly competitive and fragmented. Monterey competes for residential sales with national, regional, and local developers and homebuilders, resales of existing homes, and, to a lesser extent, condominiums and available rental housing. Some of the homebuilders with whom Monterey competes have significantly greater financial resources and/or lower costs than Monterey. Competition among both small and large residential homebuilders are based on a number of interrelated factors, including location, reputation, amenities, design, quality, and price. Monterey believes that it compares favorably to other homebuilders in the markets in which it operates due primarily to (i) in the case of the Scottsdale area, its experience within its specific geographic markets which allows it to develop and

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

offer new products to potential home buyers which reflect, and adapt to, changing market conditions; (ii) its ability, from a capital and resource perspective, to respond to market conditions and to exploit opportunities to acquire land upon favorable terms; and (iii) its reputation for outstanding service and quality products.

     The homebuilding industry is cyclical and affected by consumer confidence levels, prevailing economic conditions in general, and by job availability and interest rate levels in particular. A variety of other factors affect the homebuilding industry and demand for new homes, including changes in costs associated with home ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends, and the availability of and changes in mortgage financing programs. See "Risk Factors -- Risk Factors of Monterey."

                GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     Most of Monterey's land is purchased with entitlements, providing for zoning and utility service to project sites and giving it the right to obtain building permits and begin construction almost immediately upon compliance with specified conditions, which generally are within Monterey's control. The length of time necessary to obtain such permits and approvals affects the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules, and regulations, and their interpretation and application. To date, the government approval processes discussed above have not had a material adverse effect on the development activities of Monterey. There can be no assurance, however, that these and other restrictions will not adversely affect Monterey in the future. See "Risk Factors -- Risk Factors of Monterey -- Government Regulations; Environmental Considerations."

     Because most of Monterey's land is entitled, construction moratoriums generally would only adversely affect Monterey if they arose from health, safety, and welfare issues, such as insufficient water or sewage facilities. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. These are normally established, however, when Monterey receives recorded final maps and building permits. However, as Monterey expands it may also become increasingly subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums or "slow-growth" initiatives or building permit allocation ordinances which could be implemented in the future in the states and markets in which Monterey may then operate.

     Monterey is also subject to a variety of local, state, and federal statutes, ordinances, rules, and regulations concerning the protection of health and the environment. In the principal market of Scottsdale, Monterey is subject to several environmentally sensitive land ordinances which mandate open space areas with public easements in housing developments. Monterey must also comply with flood plain concerns in certain desert wash areas, native plant regulations, and view restrictions. These and similar laws may result in delays, cause Monterey to incur substantial compliance and other costs, and prohibit or severely restrict development in certain environmentally sensitive regions or areas. To date, however, compliance with such ordinances has not materially affected Monterey's operations. No assurance can be given that such a material adverse effect will not occur in the future.

                          BONDS AND OTHER OBLIGATIONS

     Monterey generally is not required, in connection with the development of its projects, to obtain letters of credit and performance, maintenance, and other bonds in support of its related obligations with respect to such development. Such bonds are usually provided by subcontractors.

                          EMPLOYEES AND SUBCONTRACTORS

     As of June 30, 1996, Monterey had 92 employees, of which 11 were in management and administration, 25 in sales and marketing, and 56 in construction operations. The employees are not unionized, and Monterey believes that its relations with its employees are good. Monterey acts solely as a general contractor and all of

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

its construction operations are conducted through project managers and field superintendents who manage third party subcontractors. Monterey utilizes independent contractors for construction and architectural services and advertising services.

                                   PROPERTIES

     Monterey leases approximately 11,000 square feet of office space for its corporate headquarters from a limited liability company ("LLC") owned by Messrs. Cleverly and Hilton in an office building containing approximately 14,000 square feet in Scottsdale, Arizona. Monterey leases the space on a five-year lease (ending September 1, 1999), net of taxes, insurance and utilities, at an annual rate which management believes is competitive with lease rates for comparable space in the Scottsdale area. Rents paid to the LLC totaled $164,394 and $53,244 during fiscal years 1995 and 1994, respectively. Monterey has an option to expand its space in the building and to renew the lease for additional terms at rates which are competitive with those in the market at such time. Monterey believes that the terms of the lease are no less favorable than those which it could obtain in an arm's length negotiated transaction. Monterey leases approximately 1,500 square feet of office space in Tucson, Arizona. The lease term is for 37 months commencing on October 1, 1995 at an initial annual rent of $13.74 per square foot, increasing during the term of the lease to an ending rate of $15.74 per square foot.

     Monterey also leases, on a triple net basis, five model homes. Such leases are for terms of one year with three month renewal options. The lease rates are typically equal to 7% of the value of the homes.

                                   LITIGATION

     Monterey is involved in various routine legal proceedings incidental to its business. Management believes that none of these legal proceedings, certain of which are covered by insurance, will have a material adverse impact on the financial condition or results of operations of Monterey.

                              MONTEREY MANAGEMENT

                        DIRECTORS AND EXECUTIVE OFFICERS

     Information concerning the names, ages, terms, positions with Monterey, and business experience of Monterey's current directors and executive officers is set forth below.

               NAME                    AGE              POSITION WITH MONTEREY
-----------------------------------    ---     ----------------------------------------
William W. Cleverly................    40      Director and President
Steven J. Hilton...................    35      Director, Treasurer and Secretary
Larry W. Seay......................    40      Vice President -- Finance and Chief
                                                 Financial Offer
Anthony C. Dinnell.................    44      Vice President -- Marketing and Sales
Irene Carroll......................    40      Vice President -- Land Acquisition and
                                                 Development
Christopher T. Graham..............    32      Vice President -- Construction
                                               Operations
Jeffrey R. Grobstein...............    36      Vice President -- Tucson Division
Steven Peskoff.....................    53      Director
Timothy White......................    35      Director

     WILLIAM W. CLEVERLY co-founded Monterey in 1985 and currently serves as President and a director of Monterey. Mr. Cleverly's primary operating responsibilities are land acquisition, development financing, and marketing. From 1983 to 1985, Mr. Cleverly was the President and founder of a real estate development company which developed and marketed multi-family projects. Mr. Cleverly received his undergraduate degree from the University of Arizona, and is a member of the Central Arizona Homebuilders' Association of Arizona and the National Homebuilders' Association.

     STEVEN J. HILTON co-founded Monterey in 1985 and currently serves as Treasurer, Secretary, and a director of Monterey. Mr. Hilton's primary operating responsibilities include land acquisition, development financing, and construction. From 1985 to 1986, Mr. Hilton served as a project manager for Premier Community Homes, a residential homebuilder. From 1984 to 1985, Mr. Hilton served as a project manager for Mr. Cleverly's real estate development company. Mr. Hilton received his undergraduate degree from the University of Arizona, and is a member of the Central Arizona Homebuilders' Association, the National Homebuilders' Association, and the National Board of Realtors and the Scottsdale Board of Realtors.

     LARRY W. SEAY was appointed Vice President -- Finance and Chief Financial Officer of Monterey in April 1996. From 1990 to 1996, Mr. Seay served as the Vice President -- Treasurer of UDC Homes, Inc., a homebuilding company based in Phoenix, Arizona. In May 1995, while Mr. Seay served as Vice President -- Treasurer, UDC Homes, Inc. filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. UDC Homes, Inc. emerged from reorganization proceedings in November 1995. From 1986 to 1990, Mr. Seay served as Treasurer and Chief Financial Officer of Emerald Homes, Inc., also a Phoenix, Arizona-based homebuilding company. Prior to 1986, Mr. Seay worked as a staff accountant and audit manager at Deloitte & Touche LLP. Mr. Seay graduated with undergraduate degrees in finance and accounting and with a Masters in Business Administration from Arizona State University, Mr. Seay is a certified public accountant and a member of the American Institute of Certified Public Accountants.

     ANTHONY C. DINNELL has served as the Vice President -- Marketing and Sales of Monterey since 1992. From 1991 to 1992, Mr. Dinnell was Regional Sales Manager for M/I Schottenstein Homes and from 1988 to 1991 he was Division Manager for NV Homes, both of which are Maryland-based, national homebuilding companies. Prior to 1988, Mr. Dinnell served as Vice President of Sales and Marketing with Coscan Homes, a residential homebuilder in Phoenix, Arizona, and as Director of Marketing for Dell Trailer Homes, a builder of manufactured housing, also in Phoenix, Arizona. He is on the Sales and Marketing Council for the Central Arizona Homebuilders' Association and a member of the National Homebuilders' Association.

     IRENE CARROLL has served as the Vice President -- Land Acquisition and Development of Monterey since 1994. From 1992 to 1994, Ms. Carroll served as a Division Manager for Richmond American Homes, a

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

residential homebuilder, in Phoenix, Arizona. From 1983 to 1994, Ms. Carroll held a number of other positions with Richmond American Homes and its predecessor, Wood Brothers Homes, including Vice President of Operations (1992-1994), Vice President of Finance (1987-1992), Division Controller (1984-
1987), and Corporate Cash Manager (1983-1984). Ms. Carroll graduated from the University of Texas, is a certified public accountant, and is a member of the Central Arizona Homebuilders' Association and the National Homebuilders' Association.

     CHRISTOPHER T. GRAHAM was appointed Vice President -- Construction Operations of Monterey in 1996. From 1993 to 1996, Mr. Graham served as a Project Manager, in Phoenix, Arizona, and as Director of Construction in Salt Lake City, Utah, for Pulte Home Corporation, a residential homebuilder. Prior to 1993, Mr. Graham worked in various positions of increasing responsibility with Continental Homes, a residential homebuilder, most recently as Purchasing Manager. Mr. Graham is a member of the Greater Salt Lake Homebuilders' Association.

     JEFFREY R. GROBSTEIN joined Monterey in 1988 as Community Manager in Monterey's Sales and Marketing Department. From 1995 to 1996, Mr. Grobstein served as Vice President-Marketing and Sales for Monterey's Tucson Division, and in 1996 was promoted to Vice President -- Tucson Division. From 1984 to 1988, Mr. Grobstein was employed in the sales and marketing department of the Dix Corporation, a residential homebuilder. Mr. Grobstein is a member of the Southern Arizona Homebuilders' Association, the Tucson Association of Realtors and the National Homebuilders' Association.

     STEVEN D. PESKOFF has served as a director of MMI and MHC since February 1995, and of MHC-II and MHA-II since April 1996. Mr. Peskoff has been President of Underhill Investment Corporation, an investment banking firm, since 1990. From 1989 through 1990, he was Vice President of Drexel Burnham Lambert, an investment banking firm, and from 1978 through 1988 was Managing Partner of Investment Capital Associations, an investment banking firm. Mr. Peskoff graduated from the University of Rhode Island and his Masters in Business Administration from the University of Toledo.

     C. TIMOTHY WHITE has served as a director of Monterey since February 1995. Since 1989, Mr. White has been an attorney with the law firm of Tiffany & Bosco, P.A. in Phoenix, Arizona. During 1995 and the first six months of 1996, Monterey paid Tiffany & Bosco, P.A. $206,000 and $54,000, respectively, for legal services rendered. Mr. White received his undergraduate degree from the University of Arizona and his law degree from Arizona State University.

                             EXECUTIVE COMPENSATION

     The table below sets forth information concerning the annual compensation for services rendered in all capacities to Monterey during the fiscal year ended December 31, 1995, of those persons who were, at December 31, 1995: (i) the chief executive officer of Monterey; and (ii) the other executive officers of Monterey whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers").

                                                                                                         ALL OTHER
            NAME                             PRINCIPAL POSITION                  SALARY    BONUS(1)   COMPENSATION(2)
----------------------------  ------------------------------------------------  --------   --------   ---------------
William W. Cleverly.........  President and Director                            $175,000   $     --       $24,548
Steve J. Hilton.............  Treasurer, Secretary and Director                  175,000         --        27,073
David A. Walls(3)...........  Vice President -- Finance and Chief Financial
                              Officer                                             90,000    108,768         6,600
Anthony C. Dinnell..........  Vice President -- Marketing and Sales               82,000    168,085         6,600
Irene Carroll...............  Vice President -- Land Acquisition and
                              Development                                         78,542    104,874         8,400

---------------

(1) Amounts in this column include deferred bonuses to be paid to the following persons in the following amounts: Mr. Dinnell -- $59,317, and Ms.
    Carroll -- $32,864.

(2) The amounts in this column include, as to each named individual, the following amounts for the indicated purposes: Mr. Cleverly (vehicle allowance: $5,775; life insurance: $16,549); Mr. Hilton (vehicle allowance:
    $5,039; life insurance: $14,810); Mr. Walls (vehicle allowance: $4,200); Mr. Dinnell (vehicle allowance: $4,200); Ms. Carroll (vehicle allowance:
    $6,000). The amounts also include for each of

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

    Messrs. Cleverly and Hilton payments from R.L. Ronson Security, Inc. for referral fees on security system monitoring controls of $7,224.

(3) Mr. Walls joined Monterey and became Vice President -- Finance and Chief Financial Officer in 1991. Mr. Walls resigned his positions effective February 1996.

                         COMPENSATION AND DIRECTOR FEES

     Monterey does not have separate compensation committees and all compensation decisions are made by the full Board of Directors. For the fiscal year ended December 31, 1995, the directors of Monterey received no fees for the performance of their services as such.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of November 6, 1996, the percentage of outstanding shares of Monterey Common Stock beneficially owned by: (i) each director of Monterey; (ii) the Named Executive Officers of Monterey; (iii) all directors and executive officers of Monterey as a group; and (iv) each beneficial owner of more than 5% of the outstanding Monterey Common Stock. To the knowledge of Monterey, all persons listed below have sole voting and investment power with respect to their shares, except to the extent that authority is shared by their respective spouses under applicable law. The table below represents the stock ownership of Monterey without giving effect to the warrants for Monterey's common stock.

                                                                             PERCENT
                      NAME AND ADDRESS OF BENEFICIAL OWNER(1)                OWNED(2)
        -------------------------------------------------------------------  --------
        William W. Cleverly................................................    50.0%
        Steven J. Hilton...................................................    50.0%
        All directors and executive officers as a group (nine
          persons)(3)......................................................   100.0%

---------------

(1) The address of Messrs. Cleverly and Hilton is 6613 North Scottsdale Road, Suite 200, Phoenix, Arizona 85250.

(2) Messrs. Cleverly and Hilton together own 100% of the outstanding common stock of each of MHC-II and MHA-II, as follows: MHC-II (Mr.
    Cleverly -- 577,916 shares: Mr. Hilton -- 577,916 shares) and MHA-II (Mr. Cleverly -- 435,972 shares; Mr. Hilton 435,972 shares).

(3) No other director or executive officer of Monterey, including any Named Executive Officers, owns any shares of the Monterey Common Stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since September 1994, Monterey has leased approximately 11,000 square feet of office space in an office building from a limited liability company owned by Messrs. Cleverly and Hilton. The lease has a five-year term, and Monterey has an option to expand its space in the building and renew the lease for additional terms at rates that are competitive with those in the market at such time. Rents paid to the limited liability company totaled $164,394 and $53,244 during fiscal years 1995 and 1994, respectively. Monterey believes that the terms of the lease are no less favorable than those which could be obtained in an arm's length negotiated transaction.

     During 1995 and the first half of 1996, Monterey incurred fees for legal services to Tiffany & Bosco, P.A. in the amount of $206,000 and $54,000, respectively. C. Timothy White, a director of Monterey, is a member of Tiffany & Bosco, P.A.

     In March 1995, Jeffrey R. Grobstein purchased a home from Monterey for $428,000. In connection with Mr. Grobstein's purchase, Monterey loaned Mr. Grobstein $20,000, which loan is secured by a deed of trust on such property and bears interest at a rate of 9% per annum. The loan matures in March 1997.

     In June 1995, a partnership in which Robert G. Sarver owned a substantial interest sold a parcel of real property to Monterey for $1,500,000.

     Other than the foregoing, Monterey and its management are not parties to any material relationships or transactions with affiliates. It is the policy of Monterey that transactions with affiliates, if any, will be on terms no less favorable than can be obtained from unaffiliated parties and such transactions will be first approved by a majority of the independent or disinterested directors.

          COMPARATIVE RIGHTS OF STOCKHOLDERS OF HOMEPLEX AND MONTEREY

     Homeplex is incorporated in the State of Maryland and is subject to the provisions of the Maryland General Corporation Law (the "MGCL"). Monterey is incorporated in the State of Arizona and is subject to the provisions of the Arizona Business Corporation Act ("ABCA"). Following the consummation of the Merger, the Monterey Stockholders and Warrantholders will hold Homeplex Common Stock and Homeplex Warrants rather than common stock and warrants of Monterey and, therefore, the rights of such stockholders will be governed by the MGCL and Homeplex's Articles of Incorporation and Bylaws.

     There are many similarities between the MGCL and the ABCA, as well as between the Articles of Incorporation and bylaws of Homeplex and Monterey, however, a number of differences do exist. The following is a summary comparison of certain differences affecting stockholder rights in the provisions of the MGCL and the ABCA and in the Articles of Incorporation and Bylaws of Homeplex and Monterey. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the corporate statutes of Maryland and Arizona, and the Articles of Incorporation of Homeplex (the "Homeplex Charter"), the Articles of Incorporation of Monterey (the "Monterey Charter") the Bylaws of Homeplex (the "Homeplex Bylaws") and the Bylaws of Monterey (the "Bylaws").

            STOCKHOLDER POWER TO CALL SPECIAL STOCKHOLDERS' MEETINGS

     Under the MGCL, a special meeting of stockholders may be called by (i) the president; (ii) the board of directors; (iii) written request of stockholders entitled to cast at least 25 percent of all votes entitled to be cast at the meeting; or (iv) any other person specified in the charter or bylaws. The Homeplex Bylaws state the same four categories. Under the ABCA, a special meeting of stockholders may be called by the board of directors or any other person specified in the articles or bylaws. The Monterey Bylaws specify that a special meeting may be called also by the president or by the request of one-tenth of all the outstanding shares of the corporation entitled to vote.

                           SIZE OF BOARD OF DIRECTORS

     Under the MGCL, each corporation shall have at least three directors, unless changed by the bylaws. The Homeplex Bylaws provide that the number of directors shall be three, unless altered by a majority vote of the entire board of directors; but, the number may neither exceed fifteen nor be less than three. Currently, the number of directors for Homeplex is five. The ABCA provides that the board of directors shall consist of one or more individuals, with the number specified or fixed in accordance with the articles of incorporation or bylaws. The Monterey Charter and the Monterey Bylaws specify a board of not less than one nor more than twenty-five persons.

                         CLASSIFIED BOARD OF DIRECTORS

     The MGCL and the ABCA each provide that a corporation's board of directors may be divided into various classes with staggered terms of office. In the case of the MGCL, the term of office may not be longer than five years, and the term of office of at least one class shall expire each year. The ABCA requires that the board of directors must consist of nine or more members in order to be classified. The ABCA provides that the term of office of directors of the first class shall expire at the first annual meeting of stockholders after their election, the term of the second class shall expire at the second annual meeting after their election, and the term of the third class, if any, shall expire at the third annual meeting after their election. Neither the Homeplex Bylaws or Charter nor Monterey Bylaws or Charter currently provide for a classified board. The proposed Charter Amendment does, however, provide for a classified board of directors consisting of the Class I and Class II Directors.

                              REMOVAL OF DIRECTORS

     Under both the MGCL and the ABCA, unless the charter of the corporation provides otherwise, the stockholders of a corporation may remove any director or the entire board of directors, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors. Neither the Homeplex Charter or Bylaws nor the Monterey Charter or Bylaws alter this rule.

                  FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Under the MGCL, the stockholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. Moreover, except as provided in the articles or bylaws, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on the board of directors which results from any cause except an increase in the number of directors; however, a majority of the entire board of directors may fill a vacancy which results from an increase in the number of directors. A director elected by the board of directors to fill a vacancy serves until the next annual meeting of stockholders and until his successor is elected and qualified. The Homeplex Charter and Bylaws do not currently alter this rule.

     Under the ABCA, any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though not less than a quorum, or by a sole remaining director, and any director so chosen shall hold office until the next election of directors when his or her successor is elected and qualified. Furthermore, unless otherwise provided in the articles of incorporation or the bylaws, when one or more directors shall resign from the board, effective at a future time, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies. The Monterey Bylaws provide that a vacancy shall be filled by a majority vote of the remaining directors; however, prior to such action, the stockholders shall have the right, at any special meeting called for that purpose, to fill any vacancy occurring on the board.

                      AMENDMENTS TO THE CORPORATE CHARTER

     Under both the MGCL and the ABCA, a corporation with stock outstanding or subscribed ordinarily may amend its charter provided that the amendment is adopted by board resolution and approved by a majority of the shares entitled to vote thereon.

     The MGCL also provides that if an amendment alters the contract rights of any outstanding stock, and the charter does not reserve the right to make the amendment, any objecting stockholder whose rights are substantially adversely affected has the right to receive the fair value of his stock as an objecting stockholder. The Homeplex Charter reserves the right to amend a stockholder's contractual rights. Thus, a Homeplex stockholder would not have rights as an objecting stockholder in this instance.

     The ABCA permits the holders of the outstanding shares of a class, including any series thereof, to vote as a class upon a proposed amendment, whether or not entitled to vote thereon, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or would alter the preferences, powers, or special rights of any class so as to affect them adversely. Neither the Monterey Charter nor the Monterey Bylaws contain any provisions relating to Charter Amendments.

                            AMENDMENTS TO THE BYLAWS

     Under the MGCL, the power to adopt, alter and repeal the bylaws is vested in the stockholders, except to the extent the charter or bylaws vest it in the board of directors. The Homeplex Bylaws provides that the bylaws may be amended or replaced, or new bylaws may be adopted, either by the vote of a majority of the shares entitled to vote thereon or, with respect to those matters which are not by statute reserved exclusively to the stockholders, by vote of a majority of the board of directors.

     Under the ABCA, the board of directors may amend or repeal the corporation's bylaws unless either the articles of incorporation reserve this power exclusively to the stockholders, in whole or in part, or the stockholders specifically provide that the board of directors shall not amend or repeal that bylaw. The Monterey Bylaws provide that the bylaws may be amended by a majority vote of the stockholders or by a two-thirds vote of the board.

                       RIGHTS OF DISSENTING STOCKHOLDERS

     Under the MGCL, a stockholder has the right to demand and receive payment of the fair value of his or her shares if the corporation consolidates or merges, the stock is to be acquired in a share exchange, or the corporation transfers its assets in a manner requiring corporate action, unless (i) the stock is listed on a national securities exchange; or (ii) the stock is that of the successor in a merger, unless the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so, or the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests, arising out of provisions for the treatment of fractional shares of stock in the successor. Because Homeplex Common Stock is listed on the NYSE and the Homeplex Charter reserves the right to alter stockholder contract rights, Homeplex stockholders do not have dissenting rights in connection with the Merger.

     Under the ABCA, a stockholder has the right to receive payment of the fair value of his or her shares if the corporation consolidates or merges, or sells or exchanges all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business, unless (a) the shares are registered on a national securities exchange, or (b) were held of record by not less than two thousand stockholders on the date fixed to determine the stockholders entitled to vote at the meeting of stockholders at which a plan of merger or consolidation or a proposed sale or exchange of property and assets is to be acted upon. The Monterey Stockholders do not have dissenting rights in connection with the Merger because the shares are unlisted and there are only two stockholders of record.

                        INSPECTION OF BOOKS AND RECORDS

     Under the MGCL, any stockholder has the right to inspect and copy bylaws, minutes of stockholder proceedings, annual statements of affairs, voting trust agreements on file, and statements showing all stock and securities issued by the corporation during a specified period of not more than twelve months before the date of the request. In addition, one or more persons who together are and for at least six months have been stockholders of record of at least 5% of the outstanding stock of any class may inspect and copy the corporation's books of account and its stock ledger. The Homeplex Charter provides that, except as provided by statute, no stockholder shall have any right to inspect any book, account or document of Homeplex unless authorized to do so by resolution of the Board of Directors.

     Under the ABCA, a stockholder for at least six months, or who holds at least five percent of all the shares of stock, is entitled to inspect and copy a corporation's books and records. The Monterey Bylaws state that the books of account and stock records of the corporation shall be available for inspection at reasonable times by any stockholder.

                                DIVIDEND SOURCES

     Under the MGCL, a board of directors may authorize a distribution unless, after giving effect to such distribution, (i) the corporation would not be able to pay its indebtedness as it becomes due, or (ii) the corporation's total assets would be less than total liabilities. The Homeplex Charter states that the board of directors shall have the power to pay dividends in stock, cash, or other securities or property out of surplus or any other funds or amounts legally available therefor, at such time and to the stockholders of record on such date as it may, from time to time determine.

     Under the ABCA, the board of directors of a corporation may, from time to time, declare and the corporation may pay dividends in cash, property, or its own shares, except when the corporation is insolvent or when the payment thereof would render the corporation insolvent or when the declaration or payment thereof would be contrary to any restriction contained in the articles of incorporation, subject to (a) dividends may be declared and paid in cash or property only out of the unreserved and unrestricted earned surplus of the corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year and the next preceding fiscal year taken as a single period;
(b) dividends may be declared and paid in its own treasury shares; and (c) dividends may be declared and paid in its own authorized but unissued shares out of any unreserved and unrestricted surplus of the corporation, subject to some restrictions.

     The Monterey Bylaws state that the board may declare dividends as provided for by the state laws.

                               PREEMPTIVE RIGHTS

     Under the MGCL, except with respect to certain specifically enumerated circumstances, stockholders have preemptive rights unless such rights are specifically denied in the articles. The Homeplex Charter expressly denies preemptive rights, except as the Board of Directors, in its sole discretion, may later allow. Conversely, the ABCA specifically denies preemptive rights, unless expressly provided for in the articles. The Monterey Charter expressly grants its stockholders preemptive rights.

            LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS

     Under the MGCL, a corporation's articles may, with certain exceptions, include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Homeplex Charter contains a provision limiting the personal liability of officers and directors to Homeplex and its stockholders to the fullest extent permitted under Maryland law.

     In addition, the MGCL permits a corporation to indemnify its present and former directors and officers, among others, against liability incurred, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the director or officer actually received an improper personal benefit in money, property, or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The Homeplex Charter provides that it will indemnify its directors, officers, and others so designated by the Board to the full extent allowed under Maryland law.

     The ABCA contains no specific provision with respect to expanding or limiting the liability of directors or officers to the corporation or its stockholders. As far as indemnification is concerned, however, the ABCA states that a corporation may indemnify a director or officer against liability incurred if all of the following conditions exist: (a) the individual's conduct was in good faith; (b) the individual reasonably believed that the conduct was in the best interests of the corporation; and (c) in the case of any criminal proceedings, the individual had no reasonable cause to believe the conduct was unlawful. A corporation may not indemnify a director or officer if either (i) in connection with a proceeding by or in the right of the corporation in which the director or officer was adjudged liable to the corporation; or (ii) in connection with any other proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by the director or officer. The Monterey Charter and Bylaws specifically eliminate director or officer liability for corporation debts or other liabilities to the fullest extent permitted under Arizona law, and the Bylaws provide for indemnification of officers and directors, except in instances where the officer or director is adjudged to be liable for gross negligence or misconduct.

                                  REDEMPTIONS

     Under the MGCL, a corporation may purchase or redeem its own shares, unless
(i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter provides otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the purchase or redemption, to satisfy the preferential rights upon dissolution of stockholders whose rights upon dissolution are superior to those whose shares are purchased or redeemed. Neither the Homeplex Charter nor the Homeplex Bylaws contain any provision relating to the redemption of Homeplex capital stock.

     The ABCA prohibits the redemption of shares by a corporation when it is insolvent or when such redemption or purchase would render it insolvent, or which would reduce the net assets below the aggregate amount payable to the holders of shares having prior or equal rights to the assets of the corporation upon involuntary dissolution. Neither the Monterey Charter nor the Monterey Bylaws contain any provision relating to the redemption of Monterey capital stock.

 ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     The Homeplex Bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at any meeting of stockholders must be in writing and received by the Secretary of the Company not less than 20 nor more than 30 days prior to the meeting (or if less than 30 days' notice or prior public disclosure of the date of the meeting is given or made by Homeplex, the notice of stockholder proposals or nominations must be in writing and received by the Secretary of the Company no later than the close of business on the tenth day following the earlier of the day on which Homeplex's notice of the date of the annual meeting was mailed or the day on which Homeplex's first public disclosure of the date of the annual meeting was made). Homeplex may reject a stockholder proposal or nomination that is not made in accordance with such procedures.

                       CONFLICT OF INTEREST TRANSACTIONS

     Under the MGCL and the Homeplex Charter, a contract or other transaction between a corporation and a director or any entity of which any director is a director or in which any director has a material financial interest is neither void nor voidable if either (i) the fact of the common directorship or interest is known or disclosed either (a) to the Board of Directors or a committee thereof and a majority of disinterested directors on the Board of Directors or such committee approve the contract or transaction, or (b) to the stockholders entitled to vote and the contract or transaction is approved by a majority of the votes cast by the stockholders entitled to vote, other than shares owned of record or beneficially by the interested director or entity, or (ii) the contract or transaction is fair and reasonable to the corporation. If the contract or transaction is not approved as described above, the person asserting the validity of the contract or transaction bears the burden of proving it was fair and reasonable to the corporation when authorized, ratified or approved. Any procedures permitted by the MGCL to cause the corporation to indemnify officers or directors, including contracts or other arrangements, shall be deemed to satisfy clause (i)(a) above. The MGCL permits a corporation to make loans to or guarantee obligations of officers and employees, including officers or employees who are directors of the corporation, where the directors determine that such loan or guarantee may reasonably be expected to benefit the corporation.

                             BUSINESS COMBINATIONS

     The MGCL prohibits certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an Interested Stockholder. "Interested Stockholders" are all persons (a) who beneficially own 10% or more of the voting power of the corporation's shares, or (b) an affiliate or associate of the corporation, who, at any time within the two-year period prior to the date in question, was an Interested Stockholder or an affiliate or an associate thereof. Such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the Board of Directors and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by all holders of voting shares of the corporation, and (b) 66 2/3% of the votes entitled to be cast by the holders of voting shares of the corporation, other than voting shares held by the Interested Stockholder, or an affiliate or associate of the Interested Stockholder, with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a Minimum Price (as defined under the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL would not apply, however, to business combinations that are approved or exempted by the Homeplex Board of Directors prior to the time that any other Interested Stockholder becomes an Interested Stockholder. A Maryland corporation also may adopt an amendment to its charter electing not to be subject to the special voting requirements of the foregoing legislation. Any such amendment would have to be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock who are not Interested Stockholders. No such amendment to the Charter has been effected. However, prior to the execution of the Merger Agreement, the Homeplex Board of Directors adopted a resolution exempting the Merger and the transactions contemplated by the Merger Agreement from the section of the MGCL respecting certain "business combinations" with Interested Stockholders.

                           CONTROL SHARE ACQUISITIONS

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 33 1/3%; (b) 33 1/3% or more but less than a majority; or (c) a majority of all voting power. Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

     A person who has made or proposed to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholder to be held within 50 days of demand therefor to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

     The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction, or to acquisitions previously approved or excepted by a provision in the charter or bylaws of the corporation. Neither the Homeplex Charter nor the Homeplex Bylaws has provisions exempting any control share acquisitions. As Homeplex is a party to the Merger, the shares issued pursuant thereto are not deemed to constitute a control share acquisition by Monterey.

            AFFILIATES' RESTRICTION ON SALE OF HOMEPLEX COMMON STOCK

     The shares of Homeplex Common Stock to be issued pursuant to the Merger will be registered under the Securities Act by a Registration Statement on Form S-4, thereby allowing such securities to be traded without restriction by any former holder who is not deemed to be an "affiliate" of Monterey prior to the consummation of the Merger, as "affiliate" is defined for purposes of Rule 145 under the Securities Act, and who does not become an "affiliate" of Homeplex after the consummation of the Merger.

     Shares of Homeplex Common Stock received by persons who are deemed to be affiliates of Monterey prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Rule 145, as currently in effect, imposes restrictions in the manner in which such affiliates, and others with whom they might act in concert, may sell Homeplex Common Stock within any three-month period. Persons who may be deemed to be affiliates of Monterey generally include individuals or entities that control, are controlled by or are under common control with Monterey and may include certain officers and directors as well as principal stockholders of Monterey. Monterey stockholders who are identified as affiliates will be so advised by Monterey prior to the Effective Date.

     Each of Homeplex and Monterey will use its best efforts to cause each and any Monterey stockholder who is an affiliate to agree not to make any public sale of any Homeplex Common Stock received upon consummation of the Merger except in compliance with Rule 145 under the Securities Act or otherwise in compliance with the Securities Act. In general, Rule 145, as currently in effect, imposes restrictions on the manner in which such affiliates may make resales of Homeplex Common Stock and also on the quantity of resales that such stockholders, and others with whom they may act in concert, may make within any three-month period for a period of two (2) years after consummation of the Merger. In addition, officers and directors of Homeplex following the Merger will be subject to the resale restrictions of Rule 144 as it applies to affiliates of an issuer.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Homeplex Common Stock to be issued in connection with the Merger and with respect to certain federal income tax consequences of the Merger are being passed upon for Homeplex by Hughes & Luce, L.L.P., Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of Homeplex Mortgage Investments Corporation at December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995 appearing in this Proxy Statement/Prospectus have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this Proxy Statement/Prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Monterey Homes Corporation, Monterey Management, Inc., Monterey Homes-Tucson Corporation and Management-Tucson, Inc. (collectively, "Monterey Homes") as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, have been included in this Proxy Statement/Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included in this Proxy Statement/Prospectus, and upon the authority of said firm as experts in accounting and auditing.

                              INDEPENDENT AUDITORS

     Representatives of Ernst & Young, LLP, who were Homeplex's independent auditors for the year 1995, are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16 of the Exchange Act requires Homeplex's directors and officers, and persons who own more than 10% of Homeplex Common Stock to file initial reports of ownership and reports of changes in ownership with the Commission and the NYSE. Such persons are required by securities regulations to furnish Homeplex with copies of all Section 16(a) forms that they file.

     Based solely on Homeplex's review of the copies of such forms furnished to it and written representations from the executive officers and directors, Homeplex believes that all Section 16(a) filing requirements were met.

                 STOCKHOLDER PROPOSALS FOR 1997 ANNUAL MEETING

     Any proposals that stockholders of Homeplex desire to have presented at the 1997 Annual Meeting must be received by Homeplex at its principal executive offices no later than February 28, 1997 for inclusion in Homeplex's proxy materials.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
HOMEPLEX

Annual Audited Consolidated Financial Statements
Report of Independent Auditors........................................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1994..........................  F-3
Consolidated Statements of Net Income (Loss) for the Years Ended December 31, 1995,
  1994 and 1993.......................................................................  F-4
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1995,
  1994 and 1993.......................................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1994 and
  1993................................................................................  F-6
Notes To Consolidated Financial Statements, December 31, 1995.........................  F-7

Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of June 30, 1996 and December 31, 1995.................  F-
Consolidated Statements of Net Income for the Three and Six Months Ended June 30, 1996
  and 1995............................................................................  F-
Consolidated Statement of Stockholders' Equity for the Six Months Ended June 30,
  1996................................................................................  F-
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1996 and
  1995................................................................................  F-
Notes to Consolidated Financial Statements, June 30, 1996.............................  F-

MONTEREY

Annual Audited Combined Financial Statements
Independent Auditors' Report..........................................................  F-
Combined Balance Sheets, December 31, 1994 and 1995...................................  F-
Combined Statements of Earnings Years ended December 31, 1993, 1994 and 1995..........  F-
Combined Statements of Shareholders' Equity for the Years Ended December 31, 1993,
  1994 and 1995.......................................................................  F-
Combined Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995................................................................................  F-
Notes To Combined Financial Statements Years Ended December 31, 1995, 1994 and 1993...  F-

Unaudited Combined Financial Statements
Combined Balance Sheets as of December 31, 1995 and June 30, 1996.....................  F-
Combined Statements of Earnings for the Six Months Ended June 30, 1996 and 1995.......  F-
Combined Statement of Shareholders' Equity for the Year Ended December 31, 1995 and
  the Six Months Ended June 30, 1996..................................................  F-
Combined Statement of Cash Flows for the Six Months Ended June 30, 1996 and 1995......  F-
Notes to Interim Combined Financial Statements, June 30, 1996 and 1995................  F-

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Homeplex Mortgage Investments Corporation

     We have audited the accompanying consolidated balance sheets of Homeplex Mortgage Investments Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of net income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Homeplex Mortgage Investments Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 4 to the consolidated financial statements, the Company changed its method for accounting for residual interests as of December 31, 1993.

                                                     ERNST & YOUNG LLP

Phoenix, Arizona
February 13, 1996

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 1995 AND DECEMBER 31, 1994
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                           1995         1994
                                                                         --------     --------
ASSETS
Real estate loans (Note 3).............................................  $  4,048     $  9,260
Short-term investments (Note 2)........................................     8,969           --
Funds held by Trustee (Note 5).........................................     5,638        6,720
Residual interests (Note 4)............................................     5,457        7,654
Cash and cash equivalents..............................................     3,347        6,666
Other assets (Note 5)..................................................       357          850
                                                                         --------     --------
          Total Assets.................................................  $ 27,816     $ 31,150
                                                                         ========     ========
LIABILITIES
Long-term debt (Note 5)................................................  $  7,819     $ 11,783
Accounts payable and other liabilities (Note 8)........................     1,182        1,416
Dividend payable.......................................................       291          194
Accrued interest payable...............................................        76          115
                                                                         --------     --------
          Total Liabilities............................................     9,368       13,508
                                                                         --------     --------
STOCKHOLDERS' EQUITY
Common stock, par value $.01 per share; 50,000,000 shares authorized;
  issued and outstanding -- 9,875,655 shares (Note 8)..................        99           99
Additional paid-in capital.............................................    84,046       84,046
Cumulative net loss....................................................   (23,757)     (24,854)
Cumulative dividends...................................................   (41,530)     (41,239)
Treasury stock -- 159,138 shares.......................................      (410)        (410)
                                                                         --------     --------
          Total Stockholders' Equity...................................    18,448       17,642
                                                                         --------     --------
          Total Liabilities and Stockholders' Equity...................  $ 27,816     $ 31,150
                                                                         ========     ========

                See notes to consolidated financial statements.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                  CONSOLIDATED STATEMENTS OF NET INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                1995         1994         1993
                                                              ---------    ---------    ---------
INCOME (LOSS) FROM MORTGAGE ASSETS
Interest income on real estate loans........................  $   1,618    $   1,113    $      29
Income (loss) from residual interests (Note 4)..............      1,283       (2,664)     (22,312)
Other income................................................        663          348          469
                                                              ---------    ---------    ---------
                                                                  3,564       (1,203)     (21,814)
                                                              ---------    ---------    ---------
EXPENSES
Interest....................................................        868        1,383        2,274
General, administration and other...........................      1,599        1,938        1,822
                                                              ---------    ---------    ---------
          Total Expenses....................................      2,467        3,321        4,096
                                                              ---------    ---------    ---------
Net Income (Loss) Before Cumulative Effect of
  Accounting Change.........................................      1,097       (4,524)     (25,910)
Cumulative Effect of Accounting Change (Note 4).............         --           --       (6,078)
                                                              ---------    ---------    ---------
Net Income (Loss)...........................................  $   1,097    $  (4,524)   $ (31,988)
                                                              =========    =========    =========
PER SHARE DATA
Net Income (Loss) Per Share Before Cumulative Effect of
  Accounting Change.........................................  $     .11    $    (.47)   $   (2.66)
Cumulative Effect of Accounting Change Per Share............         --           --         (.63)
                                                              ---------    ---------    ---------
Net Income (Loss) Per Share.................................  $     .11    $    (.47)   $   (3.29)
                                                              =========    =========    =========
Dividends Declared Per Share................................  $     .03    $     .02    $     .03
                                                              =========    =========    =========
Weighted Average Number of Shares of Common Stock and Common
  Stock Equivalents Outstanding.............................  9,737,302    9,720,612    9,732,056
                                                              =========    =========    =========

                See notes to consolidated financial statements.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

                                                               ADDITIONAL    CUMULATIVE
                                     NUMBER OF                  PAID-IN      NET INCOME    CUMULATIVE    TREASURY
                                      SHARES      PAR VALUE     CAPITAL        (LOSS)      DIVIDENDS      STOCK       TOTAL
                                     ---------    ---------    ----------    ----------    ----------    --------    --------
Balance at December 31, 1992.......  9,875,655       $99        $ 84,046      $ 11,658      $(40,753)     $ (344)    $ 54,706
Treasury stock acquired --  20,368
  shares...........................         --        --              --            --            --         (49)         (49)
Net loss...........................         --        --              --       (31,988)           --          --      (31,988)
Dividend declared..................         --        --              --            --          (292)         --         (292)
                                     ---------       ---        --------      --------      --------      ------     -------
Balance at December 31, 1993.......  9,875,655        99          84,046       (20,330)      (41,045)       (393)      22,377
Treasury stock acquired -- 15,200
  shares...........................         --        --              --            --            --         (17)         (17)
Net loss...........................         --        --              --        (4,524)           --          --       (4,524)
Dividend declared..................         --        --              --            --          (194)         --         (194)
                                     ---------       ---        --------      --------      --------      ------     -------
Balance at December 31, 1994.......  9,875,655        99          84,046       (24,854)      (41,239)       (410)      17,642
Net income.........................         --        --              --         1,097            --          --        1,097
Dividend declared..................         --        --              --            --          (291)         --         (291)
                                     ---------       ---        --------      --------      --------      ------     -------
Balance at December 31, 1995.......  9,875,655       $99        $ 84,046      $(23,757)     $(41,530)     $ (410)    $ 18,448
                                     =========       ===        ========      ========      ========      ======     ========

                See notes to consolidated financial statements.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                          INCREASE (DECREASE) IN CASH
                             (DOLLARS IN THOUSANDS)

                                                                1995        1994         1993
                                                               -------     -------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)............................................  $ 1,097     $(4,524)    $(31,988)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  (Increase) decrease in other assets........................      390        (343)        (169)
  Increase (decrease) in accounts payable and other
     liabilities.............................................     (234)        323         (129)
  Amortization of debt costs.................................      103         216          230
  Increase (decrease) in accrued interest payable............      (39)        (79)          59
  Net write-downs and non-cash losses on residual
     interests...............................................       --       3,343       22,312
  Amortization of hedging costs..............................       --          96          138
  Cumulative effect of accounting change.....................       --          --        6,078
                                                               -------     -------     --------
Net Cash Provided by (Used in) Operating Activities..........    1,317        (968)      (3,469)
                                                               -------     -------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
Principal payments received on real estate loans.............    9,114         670           --
Increase in short-term investments...........................   (8,969)         --           --
Real estate loans funded.....................................   (3,902)     (9,610)        (320)
Amortization of residual interests...........................    2,197       6,738       20,643
(Increase) decrease in funds held by Trustee.................    1,082       2,041       (3,631)
                                                               -------     -------     --------
Net Cash Provided (Used in) by Investing Activities..........     (478)       (161)      16,692
                                                               -------     -------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments made on long-term debt....................   (3,964)     (8,143)     (11,074)
Dividends paid...............................................     (194)       (292)          --
Repurchases of common stock, net of common stock issuances...       --         (17)         (49)
Capitalized debt costs.......................................       --          --          (25)
                                                               -------     -------     --------
Net Cash Used in Financing Activities........................   (4,158)     (8,452)     (11,148)
                                                               -------     -------     --------
Net Increase (Decrease) in Cash and Cash Equivalents.........   (3,319)     (9,581)       2,075
Cash and Cash Equivalents at Beginning of Period.............    6,666      16,247       14,172
                                                               -------     -------     --------
Cash and Cash Equivalents at End of Period...................  $ 3,347     $ 6,666     $ 16,247
                                                               =======     =======     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest.......................................  $   804     $ 1,246     $  2,103
                                                               =======     =======     ========

                See notes to consolidated financial statements.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

NOTE 1 -- ORGANIZATION

     Homeplex Mortgage Investments Corporation, a Maryland corporation, (the Company) commenced operations in July 1988. As described in Note 4 the Company has purchased interests in mortgage certificates securing collateralized mortgage obligations (CMOs) and interests relating to mortgage participation certificates (MPCs) (collectively residual interests). Since December 1993 the Company has originated various loans secured by real estate (see Note 3).

NOTE 2 -- GENERAL AND SUMMARY OF ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Homeplex Mortgage Investments Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Income Taxes

     The Company has elected to be taxed as a real estate investment trust
(REIT) under the Internal Revenue Code. As a REIT, the Company must distribute annually at least 95% of its taxable income to its stockholders. The $.03 dividend declared in 1993 consisted of $.0276 of ordinary income and $.0024 of return of capital; the $.02 dividend declared in 1994 consisted of $.0142 of ordinary income and $.0058 of return of capital, and the $.03 dividend declared in 1995 was all ordinary income to the recipients for federal income tax purposes.

     At December 31, 1995, the Company has available, for income tax purposes, a net operating loss carryforward of approximately $57,000,000. Such loss may be carried forward, with certain restrictions, for up to 14 years to offset future taxable income, if any. Until the tax loss carryforward is fully utilized or expires, the Company will not be required to pay dividends to its stockholders except for income that is deemed to be excess inclusion income.

     The income (loss) reported in the accompanying financial statements is different than taxable income (loss) because some income and expense items are reported in different periods for income tax purposes. The principal differences relate to the amortization of residual interests and the treatment of stock option expense.

  Residual Interests

     Interests relating to mortgage participation certificates and residual interest certificates are accounted for as described in Note 4.

  Cash and Cash Equivalents

     Cash and cash equivalents include demand deposits and certificates of deposit with maturities of less than three months.

  Amortization of Hedging

     The cost of the Company's LIBOR ceiling rate agreements (see Note 7) was amortized using the straight-line method over the life of the agreements. Other expense includes $96,000 and $138,000, respectively, related to amortization of hedging costs for the years ended December 31, 1994 and 1993.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                               DECEMBER 31, 1995

  Net Income (Loss) Per Share

     Primary net income (loss) per share is calculated using the weighted average shares of common stock outstanding and common stock equivalents. Common stock equivalents consist of dilutive stock options. Net income (loss) per share is the same for both primary and fully diluted calculations.

  Short-Term Investments

     At December 31, 1995, short-term investments consist of a Treasury Bill with a face amount of $9,000,000, maturity date of January 25, 1996 and an estimated yield to maturity of 5.30%.

  Reclassification

     Certain balances in the prior year have been reclassified to conform to the current year's presentation.

NOTE 3 -- REAL ESTATE LOANS

     The following is a summary of real estate loans at December 31, 1995:

                                     PRINCIPAL
                                        AND                                           PRINCIPAL AND
                                     INTEREST                                           CARRYING
            DESCRIPTION                RATE                 PAYMENT TERMS               AMOUNT(1)
-----------------------------------  ---------   -----------------------------------  -------------
First Deed of Trust on 41 acres of      16%      Interest only monthly, principal
  land in Gilbert, Arizona.                      due October 18, 1996; may be
                                                 extended for one year under certain
                                                 terms and conditions.                 $ 1,278,000

First Deed of Trust on 33 acres of      16%      Interest only monthly, principal
  land in Tempe, Arizona.                        due November 21, 1995; extended for
                                                 one year on November 21, 1995 under
                                                 the same terms and conditions.          2,272,000

First Deed of Trust on 21.4 acres       16%      Interest only monthly, principal
  of land in Tempe, Arizona.                     due January 6, 1996; extended for
                                                 six months on January 6, 1996 under
                                                 the same terms and conditions.            498,000
                                                                                       -----------
                                                                                       $ 4,048,000
                                                                                       ===========

---------------

(1) Also represents cost for federal income tax purposes.

     Each of the preceding loans was current as of December 31, 1995. The following summarizes real estate loan activity for 1995 and 1994:

                                                                    1995            1994
                                                                 -----------     ----------
    Balance at beginning of year...............................  $ 9,260,000     $  320,000
    Real estate loans funded...................................    3,902,000      9,610,000
    Principal repayments.......................................   (9,114,000)      (670,000)
                                                                 -----------     ----------
    Balance at end of year.....................................  $ 4,048,000     $9,260,000
                                                                 ===========     ==========

     At December 31, 1995, all of the Company's loans are secured by properties located in Arizona. As a result of this geographic concentration, unfavorable economic conditions in Arizona could increase the

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                               DECEMBER 31, 1995

likelihood of defaults on these loans and affect the Company's ability to protect the principal and interest on such loans following foreclosures upon the real properties securing such loans.

NOTE 4 -- RESIDUAL INTERESTS

     The Company owns residual interests in collateralized mortgage obligations
(CMOs) and residual interests in mortgage participation certificates (MPCs) (collectively residual interests) with respect to which elections to be treated as a real estate mortgage investment conduit (REMIC) have been made.

  Residual Interest Certificates

     The Company owns 100% of the residual interest certificates representing the residual interests in five series of CMOs secured by mortgage certificates and cash funds held by trustee. The CMOs have been issued through Westam Mortgage Financial Corporation (Westam) or American Southwest Financial Corporation (ASW). The mortgage certificates securing the CMOs all have fixed interest rates. Certain of the classes of CMOs have fixed interest rates and certain have interest rates that are determined monthly based on the London Interbank Offered Rates (LIBOR) for one month Eurodollar deposits, subject to specified maximum interest rates.

     Each series of CMOs consists of several serially maturing classes collateralized by mortgage certificates. Generally, principal payments received on the mortgage certificates, including prepayments on such mortgage certificates, are applied to principal payments on the classes of CMOs in accordance with the respective indentures. Scheduled payments of principal and interest on the mortgage certificates securing each series of CMOs and reinvestment earnings thereon are intended to be sufficient to make timely payments of interest on such series and to retire each class of such series by its stated maturity. Certain series of CMOs are subject to redemption according to specific terms of the respective indentures.

     The Company's residual interest certificates entitle the Company to receive the excess, if any, of payments received from the pledged mortgage certificates together with reinvestment income thereon over amounts required to make debt service payments on the related CMOs and to pay related administrative expenses of the REMICs. The Company also has the right, under certain conditions, to cause an early redemption of the CMOs. Under the early redemption feature, the mortgage certificates are sold at the then current market price and the CMOs repaid at par value. The Company is entitled to any excess cash flow from such early redemptions. The conditions under which such early redemptions may be elected vary but generally cannot be done until the remaining outstanding CMO balance is less than 10% of the original balance.

     Prior to December 31, 1993, the Company accounted for its investment in these five REMICs using the equity method of accounting. Accordingly, the Company consolidated the financial statements of the REMICs in its financial statements and included the respective REMICs income or loss in its consolidated statement of net income (loss). In the event the undiscounted estimated future net cash flows from the residual interest were less than the Company's financial reporting basis, the residual interest was considered to be impaired and the Company established a reserve for the difference. The reserves were then amortized to income as the loss actually occurred.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                               DECEMBER 31, 1995

     Effective December 31, 1993, the Company adopted the prospective net level yield method with respect to these investments. The cumulative effect of the change of $6,078,000 was recorded as of December 31, 1993. Income for the years ended December 31, 1995 and 1994 has been determined using the prospective net level yield method. The following summarizes the Company's combined loss from these five REMICs for the year ended December 31, 1993 (in thousands) prior to the cumulative effect of the change in accounting principle:

    Interest income, including amortization of mortgage premium or discount, and reinvestment income from mortgage collateral........................  $ 57,029
    CMO interest, including amortization of debt discount, and administration
      expense.................................................................   (69,076)
    Write-down of investment to estimated undiscounted cash flows,
      net of amortization.....................................................    (2,320)
                                                                                --------
    Loss from residual interest certificates..................................  $(14,367)
                                                                                ========

  Interests In Mortgage Participation Certificates

     The Company owns residual interests in REMICs with respect to three separate series of Mortgage Participation Certificates (MPCs) issued by the Federal Home Loan Mortgage Corporation (FHLMC) or by the Federal National Mortgage Association (FNMA). The Company's MPC residual interests entitle the Company to receive its proportionate share of the excess (if any) of payments received from the mortgage certificates underlying the MPCs over principal and interest required to be passed through to the holders of such MPCs. The Company is not entitled to reinvestment income earned on the underlying mortgage certificates, is not required to pay any administrative expenses related to the MPCs and does not have the right to elect early termination of any of the MPC classes. The mortgage certificates underlying the MPCs all have fixed interest rates. Certain of the classes of the MPCs have fixed interest rates and certain have interest rates that are determined monthly based on LIBOR or based on the Monthly Weighted Average Cost of Funds (COFI) for Eleventh District Savings Institutions as published by the Federal Home Loan Bank of San Francisco, subject to specified maximum interest rates.

     The following summarizes the Company's investment in residual interests at December 31, 1995:

                                                                 COMPANY'S
                                                               AMORTIZED COST     COMPANY'S PERCENTAGE
           SERIES                 TYPE OF INVESTMENTS          --------------          OWNERSHIP
    ---------------------    ------------------------------    (IN THOUSANDS)     --------------------
    Westam 1.............    Residual Interest Certificate         $  703                100.00%
    Westam 3.............    Residual Interest Certificate             30                100.00%
    Westam 5.............    Residual Interest Certificate            204                100.00%
    Westam 6.............    Residual Interest Certificate             12                100.00%
    ASW 65...............    Residual Interest Certificate          2,521                100.00%
    FHLMC 17.............    Interest in MPCs                         140                100.00%
    FNMA 1988-24.........    Interest in MPCs                       1,220                 20.20%
    FNMA 1988-25.........    Interest in MPCs                         627                 45.07%
                                                                   ------
                                                                   $5,457
                                                                   ======

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                               DECEMBER 31, 1995

     The following summarizes the Company's proportionate interest in the aggregate assets and liabilities of the eight residual interests at December 31, 1995 (in thousands):

    ASSETS:
      Outstanding Principal Balance of Mortgage Certificates................    $357,084
      Funds Held By Trustee and Accrued Interest Receivable.................       9,913
                                                                                --------
                                                                                $366,997
                                                                                ========
      Range of Stated Coupon of Mortgage Certificates.......................  9.0%-10.5%
    LIABILITIES:
      Outstanding Principal Balance of CMOs and MPCs:
         Fixed Rate.........................................................    $320,238
         Floating Rate -- LIBOR Based.......................................      36,550
         Floating Rate -- COFI Based........................................       4,427
                                                                                --------
              Total.........................................................     361,215
      Accrued Interest Payable..............................................       2,441
                                                                                --------
                                                                                $363,656
                                                                                ========
      Range of Stated Interest Rates on CMOs and MPCs.......................  0% to 9.9%

     The average LIBOR and COFI rates used to determine income from residual interests were as follows:

                                                                                    AT DEC. 31,
                                                   1995       1994       1993          1995
                                                   ----       ----       ----       -----------
    LIBOR........................................  6.00%      4.33%      3.22%          6.00%
    COFI.........................................  4.96%      3.83%      4.16%          5.12%

     The Company accounts for residual interests using the prospective net level yield method. Under this method, a residual interest is recorded at cost and amortized over the life of the related CMO or MPC issuance. The total expected cash flow is allocated between principal and interest as follows:

          1. An effective yield is calculated as of the date of purchase based on the purchase price and anticipated future cash flows.

          2. In the initial accounting period, interest income is accrued on the investment balance using the effective yield calculated as of the date of purchase.

          3. Cash received on the investment is first applied to accrued interest with any excess reducing the recorded principal balance of the investment.

          4. At each reporting date, the effective yield is recalculated based on the amortized cost of the investment and the then-current estimate of the remaining future cash flows.

          5. The recalculated effective yield is then used to accrue interest income on the investment balance in the subsequent accounting period.

          6. The above procedure continues until all cash flows from the investment have been received.

     At the end of each period, the amortized balance of the investment should equal the present value of the estimated cash flows discounted at the newly-calculated effective yield.

     In May 1993 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                               DECEMBER 31, 1995

Securities". SFAS No. 115 is applicable to debt securities including investments in REMIC residual interests and requires all investments to be classified into one of three categories: held to maturity, available for sale, or trading. The Company acquired its residual interests without the intention to resell the assets. The Company has both the intent and ability to hold these investments to maturity and believes these investments meet the "held to maturity" criteria of SFAS No. 115. Under SFAS No. 115, if a residual interest is determined to have other than temporary impairment, the residual interest is written down to fair value. For the years ended December 31, 1994 and 1993, the Company incurred net charges of $3,343,000 and $22,312,000, respectively, to write down its residual interests. There were no charges for the year ended December 31, 1995.

     At December 31, 1995, the estimated prospective net level yield of the Company's residual interests, in the aggregate, is 23% without early redemptions or terminations being considered and 57% if early redemptions or terminations are considered. At December 31, 1995, the estimated fair value of the Company's residual interests, in the aggregate, approximates the Company's aggregate carrying value.

     The projected yield and estimated fair value of the Company's residual interests are based on prepayment and interest rate assumptions at December 31, 1995. There will be differences, which may be material, between the projected yield and the actual yield and the fair value of the residual interests may change significantly over time.

NOTE 5 -- LONG-TERM DEBT

     On December 17, 1992, a wholly owned, limited purpose subsidiary of the Company issued $31,000,000 of Secured Notes under an Indenture to a group of institutional investors. The Notes bear interest at 7.81% and require quarterly payments of principal and interest with the balance due on February 15, 1998. In connection with the financing, the Company paid fees of $635,000 which are included in other assets in the accompanying consolidated balance sheet and are being amortized to interest expense over the life of the financing. The Notes are secured by the Company's residual interests in Westam 1, Westam 3, Westam 5, Westam 6, ASW 65, FNMA 1988-24 and FNMA 1988-25 (see Note 4), and by Funds held by the Note Trustee. The Company used $3,100,000 of the proceeds to establish a reserve fund. The reserve fund, which has a specified maximum balance of $7,750,000, is to be used to make the scheduled principal and interest payments on the Notes if the cash flow available from the collateral is not sufficient to make the scheduled payments. Depending on the level of certain specified financial ratios relating to the collateral, the cash flow from the collateral is required to either prepay the Notes at par, increase the reserve fund up to its $7,750,000 maximum or is remitted to the Company. At December 31, 1995, Funds held by Trustee consists of $5,122,000 in the reserve fund and $516,000 of other funds pledged under the Indenture.

NOTE 6 -- SHORT-TERM BORROWINGS

     Under a revolving line of credit agreement with a bank, the Company may borrow up to $5,000,000, upon payment of a 1/2% commitment fee with interest payable monthly at prime plus 1/2%. Such advances are to be secured by certain of the Company's real estate loans with the amount advanced equal to between 40% to 60% of the principal amount of the real estate loans pledged. Only real estate loans approved by the bank are eligible for advances. The agreement contains certain financial covenants and expires on May 5, 1996. Through December 31, 1995, the Company has not drawn upon the line of credit.

NOTE 7 -- HEDGING

     On May 12, 1992, the Company entered into a LIBOR ceiling rate agreement with a bank for a fee of $245,000. The agreement, which had a term of two years beginning July 1, 1992, required the bank to pay a monthly amount to the Company equal to the product of $175,000,000 multiplied by the percentage, if any, by which actual one-month LIBOR (measured on the first business day of each month) exceeded 9.0%.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                               DECEMBER 31, 1995

Through the expiration of the agreement on July 1, 1994, LIBOR remained under 9.0% and, accordingly, no amounts were paid under the agreement.

NOTE 8 -- COMMON STOCK AND STOCK OPTIONS

     The Company has a Stock Option Plan which is administered by the Board of Directors. The plan provides for qualified stock options which may be granted to key personnel of the Company and non-qualified stock options which may be granted to the Directors and key personnel of the Company. The purpose of the plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel whose job performance affects the Company.

     Options to acquire a maximum (excluding dividend equivalent rights) of 437,500 shares of the Company's common stock may be granted under the plan. The exercise price may not be less than the fair market value of the common stock at the date of grant. The options expire ten years after date of grant.

     Optionholders also receive, at no additional cost, dividend equivalent rights which entitle them to receive, upon exercise of the options, additional shares calculated based on the dividends declared during the period from the grant date to the exercise date. At December 31, 1995 accounts payable and other liabilities in the accompanying consolidated balance sheets, include approximately $850,000 related to the Company's granting of dividend equivalent rights. This liability will remain in the accompanying consolidated balance sheets until the options to which the dividend equivalent rights relate are exercised, canceled or expire.

     Under the plan, an exercising optionholder also has the right to require the Company to purchase some or all of the optionholder's shares of the Company's common stock. That redemption right is exercisable by the optionholder only with respect to shares (including the related dividend equivalent rights) that the optionholder has acquired by exercise of an option under the Plan. Furthermore, the optionholder can only exercise his redemption rights within six months from the last to expire of (i) the two year period commencing with the grant date of an option, (ii) the one year period commencing with the exercise date of an option, or (iii) any restriction period on the optionholder's transfer of the shares of common stock he acquires through exercise of his option. The price for any shares repurchased as a result of an optionholder's exercise of his redemption right is the lesser of the book value of those shares at the time of redemption or the fair market value of the shares on the original date the options were exercised. During 1993, 20,368 shares were repurchased by the Company in connection with this provision of the plan. For the year ended December 31, 1993 approximately $66,000 related to the repurchase of the shares is included in general and administrative expenses in the accompanying consolidated statements of net income (loss).

     The following summarizes stock option activity under the Stock Option Plan:

              FOR THE YEARS ENDED DECEMBER 31,             1995         1994         1993
    ----------------------------------------------------  -------     --------     --------
    Options granted.....................................   74,000           --           --
    Exercise price per share of options granted.........  $  1.50     $     --     $     --
    Dividend equivalent rights granted..................    8,728        7,779        9,115
    Options canceled (including dividend equivalent
      rights)...........................................   34,273           --           --
    Options exercised (including dividend equivalent
      rights)...........................................       --           --           --
    Exercise price per share of options exercised
      (excluding dividend equivalent rights)............  $    --     $     --     $     --

                            AT DECEMBER 31,                            1995         1994
    ---------------------------------------------------------------  --------     --------
    Options outstanding............................................   285,769      231,769
    Dividend equivalent rights outstanding.........................   159,408      164,953
                                                                     --------     --------
    Total options and dividend equivalent rights outstanding.......   445,177      396,722
                                                                     ========     ========

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                               DECEMBER 31, 1995

     At December 31, 1995, 438,376 of the options, including dividend equivalent rights, were exercisable at effective exercise prices ranging from $1.22 per share to $4.48 per share. At December 31, 1995 and 1994, 357 and 54,357 common shares, respectively, were reserved for future grants.

     Additionally, in December 1995, in connection with the renegotiation of the Chief Executive Officer's Employment Agreement, the Company replaced his annual salary of $250,000 plus bonus with 750,000 of non-qualified stock options which vest over the three year term of the new Employment Agreement. The exercise price of the options is $1.50 per share which was equal to the closing market price of the common stock on grant date. As of December 31, 1995, 200,000 of the options were vested, with 275,000 vesting in 1996 and the remaining 275,000 vesting in 1997. The options will immediately vest upon a change in control, as defined. The options will expire in December 2000. These stock options are subject to stockholder approval. In the event the stock options are not approved by the stockholders, the Employment Agreement provides that the options will be converted into phantom stock rights (PSRs). Such PSRs have the same vesting provisions, exercise price and expiration date as the related stock options, except that upon exercise of a PSR no stock is actually issued. Instead, the Company will make a cash payment to the holder equal to the difference between the market value of the stock on the exercise date and the exercise price of $1.50 per share. The PSRs, also, provide that the holder will receive payments equal to the product of the per share dividend amount times the number of PSRs outstanding.

NOTE 9 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with requirements of SFAS No. 107, "Disclosures about Fair Values of Financial Instruments". Although management uses its best judgment in estimating the fair value of these instruments, there are inherent limitations in any estimation technique and the estimates are thus not necessarily indicative of the amounts which the Company could realize on a current transaction.

     The following describes the significant assumptions underlying the estimates of fair value.

          (a) REAL ESTATE LOANS -- The Company's real estate loans are all short-term (one year or less) and considered to be fully collectible. The terms and conditions of such loans are the same as would be used by the Company to fund similar type loans at December 31, 1995. As such, fair value approximates cost.

          (b) SHORT-TERM INVESTMENTS -- Short-Term Investments consist of a Treasury Bill with a fair value that approximates cost.

          (c) CASH AND CASH EQUIVALENTS/FUNDS HELD BY TRUSTEE -- Cash and cash equivalents and funds held by Trustee consist of demand deposits and liquid money market funds with fair value approximating cost.

          (d) RESIDUAL INTERESTS -- Residual Interests and their fair value are described in Note 4 to the financial statements.

          (e) FAIR VALUE/LONG TERM DEBT -- The estimated fair value of the Company's long-term debt is estimated to be its carrying value at December 31, 1995 plus the prepayment penalty the Company would be required to make to repay the debt in its entirety prior to its scheduled maturity.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                               DECEMBER 31, 1995

     Based on these assumptions the Company estimates the fair value of its financial instruments at December 31, 1995 to be as follows (in thousands):

                                                                      CARRYING     ESTIMATED
                                                                       AMOUNT      FAIR VALUE
                                                                      --------     ----------
    Real Estate Loans...............................................  $  4,048      $  4,048
    Short-term Investments..........................................     8,969         8,969
    Funds held by Trustee...........................................     5,638         5,638
    Residual Interests..............................................     5,457         5,457
    Cash and Cash Equivalents.......................................     3,347         3,347
    Long-term Debt..................................................    (7,819)       (8,001)

NOTE 10 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                         NET INCOME
                                                            NET            (LOSS)       DIVIDENDS
                                                       INCOME (LOSS)     PER SHARE      PER SHARE
                                                       -------------     ----------     ---------
    1993
    First............................................    $ (10,824)        $(1.11)        $  --
    Second...........................................       (8,148)          (.84)           --
    Third............................................       (4,050)          (.42)           --
    Fourth(1)........................................       (8,966)          (.93)          .03

    1994
    First............................................    $    (675)        $ (.07)        $  --
    Second...........................................       (1,094)          (.11)           --
    Third............................................          409            .04            --
    Fourth(2)........................................       (3,164)          (.33)          .02

    1995
    First............................................    $     462         $  .05         $  --
    Second...........................................          335            .03            --
    Third............................................           58            .01            --
    Fourth...........................................          242            .02           .03

---------------

(1) Net loss in the fourth quarter of 1993 includes a charge of $6,078,000 or $.63 per share, for the cumulative effect of an accounting change.

(2) Net loss in the fourth quarter of 1994 includes a charge of $3,212,000, or $.33 per share, to record impaired residual interests at fair market value.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                   AS OF JUNE 30, 1996 AND DECEMBER 31, 1995
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                       JUNE 30,       DEC. 31,
                                                                         1996           1995
                                                                       --------     ------------
ASSETS
Short-term investments...............................................  $  8,988       $  8,969
Residual interests...................................................     4,625          5,457
Real estate loans....................................................     3,852          4,048
Cash and cash equivalents............................................     1,865          3,347
Other assets.........................................................       422            357
Funds held by Trustee................................................        --          5,638
                                                                       --------       --------
          Total Assets...............................................  $ 19,752       $ 27,816
                                                                       ========       ========

LIABILITIES

Accounts payable and other liabilities...............................  $  1,072       $  1,182
Long-term debt.......................................................        --          7,819
Dividend payable.....................................................        --            291
Accrued interest payable.............................................        --             76
                                                                       --------       --------
          Total Liabilities..........................................     1,072          9,368
                                                                       --------       --------
Contingencies

STOCKHOLDERS' EQUITY
Common stock, par value $.01 per share; 50,000,000 shares authorized;
  issued and outstanding -- 9,875,655 shares.........................        99             99
Additional paid-in capital...........................................    84,046         84,046
Cumulative net loss..................................................   (23,525)       (23,757)
Cumulative dividends.................................................   (41,530)       (41,530)
Treasury stock -- 159,138 shares.....................................      (410)          (410)
                                                                       --------       --------
          Total Stockholders' Equity.................................    18,680         18,448
                                                                       --------       --------
          Total Liabilities and Stockholders' Equity.................  $ 19,752       $ 27,816
                                                                       ========       ========

                See notes to consolidated financial statements.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                     CONSOLIDATED STATEMENTS OF NET INCOME
           FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                     THREE MONTHS                 SIX MONTHS
                                                    ENDED JUNE 30,              ENDED JUNE 30,
                                                -----------------------     -----------------------
                                                  1996          1995          1996          1995
                                                ---------     ---------     ---------     ---------
INCOME
Interest income on real estate loans..........  $     175     $     622     $     366     $   1,197
Income from residual interests................        277           335           525           750
Other income..................................        183           121           379           234
                                                ---------     ---------     ---------     ---------
Total Income..................................        635         1,078         1,270         2,181
                                                ---------     ---------     ---------     ---------
EXPENSES
Interest......................................         75           228           238           478
General, administrative and other.............        263           515           651           905
                                                ---------     ---------     ---------     ---------
Total Expenses................................        338           743           889         1,383
                                                ---------     ---------     ---------     ---------
Income Before Extraordinary Loss From Early
  Extinguishment of debt......................        297           335           381           798
Extraordinary loss from early extinguishment
  of debt.....................................       (149)           --          (149)           --
                                                ---------     ---------     ---------     ---------
Net Income....................................  $     148     $     335     $     232     $     798
                                                =========     =========     =========     =========
SHARE DATA
Income before extraordinary loss from early
  extinguishment of debt per share............  $     .03     $     .03     $     .04     $     .08
Extraordinary loss from early extinguishment
  of debt per share...........................       (.02)           --          (.02)           --
                                                ---------     ---------     ---------     ---------
Net income per share..........................  $     .01     $     .03     $     .02     $     .08
                                                =========     =========     =========     =========
Weighted average number of shares of common
  stock and common stock equivalents
  outstanding.................................  9,951,894     9,736,320     9,885,624     9,730,905
                                                =========     =========     =========     =========

                See notes to consolidated financial statements.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                              ADDITIONAL   CUMULATIVE
                                           NUMBER      PAR     PAID-IN     NET INCOME   CUMULATIVE   TREASURY
                                          OF SHARES   VALUE    CAPITAL       (LOSS)     DIVIDENDS     STOCK      TOTAL
                                          ---------   -----   ----------   ----------   ----------   --------   -------
Balance at December 31, 1995............  9,875,655    $99     $ 84,046     $(23,757)    $(41,530)    $ (410)   $18,448
Net income..............................         --     --           --          232           --         --        232
                                          ---------    ---     --------     --------     --------     ------    -------
Balance at June 30, 1996................  9,875,655    $99     $ 84,046     $(23,525)    $(41,530)    $ (410)   $18,680
                                          =========    ===     ========     ========     ========     ======    =======

                See notes to consolidated financial statements.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                          INCREASE (DECREASE) IN CASH
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                            1996        1995
                                                                           -------     -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...............................................................  $   232     $   798
Adjustments to reconcile net income to net cash provided by operating activities:
  Extraordinary loss from early extinguishment of debt...................      149          --
  (Increase) decrease in other assets....................................     (147)        250
  Decrease in accounts payable and other liabilities.....................     (111)       (122)
  Decrease in accrued interest payable...................................      (76)        (19)
  Amortization of debt costs.............................................       28          57
                                                                           -------     -------
Net Cash Provided By Operating Activities................................       75         964
                                                                           -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in funds held by Trustee........................................    5,638         474
Amortization of residual interests.......................................      832       1,100
Principal payments received on real estate loans.........................      499       5,790
Real estate loans funded.................................................     (303)     (2,625)
Increase in short-term investments.......................................      (19)         --
                                                                           -------     -------
Net Cash Provided By Investing Activities................................    6,647       4,739
                                                                           -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments, including prepayment penalty of $94 in 1996, made on
  long-term debt.........................................................   (7,913)     (1,982)
Dividends paid...........................................................     (291)       (194)
                                                                           -------     -------
Net Cash Used In Financing Activities....................................   (8,204)     (2,176)
                                                                           -------     -------
Net Increase (Decrease) In Cash..........................................   (1,482)      3,527
Cash And Cash Equivalents At Beginning Of Period.........................    3,347       6,666
                                                                           -------     -------
Cash And Cash Equivalents At End Of Period...............................  $ 1,865     $10,193
                                                                           =======     =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest...................................................  $   286     $   440
                                                                           =======     =======

                See notes to consolidated financial statements.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1996
                                  (UNAUDITED)

NOTE 1 -- ORGANIZATION

     Homeplex Mortgage Investments Corporation, a Maryland corporation, (the Company) commenced operations in July 1988. As described in Note 4 the Company has purchased interests in mortgage certificates securing collateralized mortgage obligations (CMOs) and interests relating to mortgage participation certificates (MPCs) (collectively residual interests). Since December 1993 the Company has originated various loans secured by real estate (see Note 3). In June 1996, the Company announced that it had signed a letter of intent to merge with Monterey Homes (see Note 8).

     The accompanying interim financial statements do not include all of the information and disclosures generally required for annual financial statements. In the opinion of management, however, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 1996 and 1995 are not necessarily indicative of the results that may be expected for the entire year. These financial statements should be read in conjunction with the December 31, 1995 financial statements and notes thereto.

NOTE 2 -- GENERAL AND SUMMARY OF ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Homeplex Mortgage Investments Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Income Taxes

     The Company has elected to be taxed as a real estate investment trust
(REIT) under the Internal Revenue Code. As a REIT, the Company must distribute annually at least 95% of its taxable income to its stockholders.

     At December 31, 1995, the Company has available, for income tax purposes, a net operating loss carryforward of approximately $57,000,000. Such loss may be carried forward, with certain restrictions, for up to 14 years to offset future taxable income, if any. Until the tax loss carryforward is fully utilized or expires, the Company will not be required to pay dividends to its stockholders except for income that is deemed to be excess inclusion income.

     The income reported in the accompanying financial statements is different than taxable income because some income and expense items are reported in different periods for income tax purposes. The principal differences relate to the amortization of residual interests and the treatment of stock option expense.

  Residual Interests

     Interests relating to mortgage participation certificates and residual interest certificates are accounted for as described in Note 4.

  Cash and Cash Equivalents

     Cash and cash equivalents include demand deposits and certificates of deposit with maturities of less than three months.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                                 JUNE 30, 1996
                                  (UNAUDITED)

  Net Income Per Share

     Primary net income per share is calculated using the weighted average shares of common stock outstanding and common stock equivalents. Common stock equivalents consist of dilutive stock options. Net income per share is the same for both primary and fully diluted calculations.

  Short-Term Investments

     At June 30, 1996, short-term investments consist of a Treasury Bill with a face amount of $9,000,000, maturity date of July 11, 1996 and an estimated yield to maturity of 4.92%.

NOTE 3 -- REAL ESTATE LOANS

     The following is a summary of real estate loans at June 30, 1996:

                                                                                       PRINCIPAL AND
                                      INTEREST                 PAYMENT                   CARRYING
            DESCRIPTION                 RATE                    TERMS                    AMOUNT(1)
------------------------------------  --------   ------------------------------------  -------------
First Deed of Trust on 41 acres of       16%     Interest only monthly, principal due
  land in Gilbert, Arizona.                      October 18, 1996; may be extended
                                                 for one year under certain terms and
                                                 conditions.                            $ 1,580,000

First Deed of Trust on 33 acres of       16%     Interest only monthly, principal due
  land in Tempe, Arizona.                        November 21, 1995; extended for one
                                                 year on November 21, 1995 under the
                                                 same terms and conditions.               2,272,000
                                                                                        -----------
                                                                                        $ 3,852,000
                                                                                        ===========

---------------

(1) Also represents cost for federal income tax purposes.

     At June 30, 1996, both of the Company's loans are secured by properties located in Arizona. As a result of this geographic concentration, unfavorable economic conditions in Arizona could increase the likelihood of defaults on these loans and affect the Company's ability to protect the principal and interest on such loans following foreclosures upon the real properties securing such loans.

NOTE 4 -- RESIDUAL INTERESTS

     The Company owns residual interests in collateralized mortgage obligations
(CMOs) and residual interests in mortgage participation certificates (MPCs) (collectively residual interests) with respect to which elections to be treated as a real estate mortgage investment conduit (REMIC) have been made.

  Residual Interest Certificates

     The Company owns 100% of the residual interest certificates representing the residual interests in five series of CMOs secured by mortgage certificates and cash funds held by trustee. The CMOs have been issued through Westam Mortgage Financial Corporation (Westam) or American Southwest Financial Corporation (ASW). The mortgage certificates securing the CMOs all have fixed interest rates. Certain of the classes of CMOs have fixed interest rates and certain have interest rates that are determined monthly based on the London Interbank Offered Rates (LIBOR) for one month Eurodollar deposits, subject to specified maximum interest rates.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                                 JUNE 30, 1996
                                  (UNAUDITED)

     Each series of CMOs consists of several serially maturing classes collateralized by mortgage certificates. Generally, principal payments received on the mortgage certificates, including prepayments on such mortgage certificates, are applied to principal payments on the classes of CMOs in accordance with the respective indentures. Scheduled payments of principal and interest on the mortgage certificates securing each series of CMOs and reinvestment earnings thereon are intended to be sufficient to make timely payments of interest on such series and to retire each class of such series by its stated maturity. Certain series of CMOs are subject to redemption according to specific terms of the respective indentures.

     The Company's residual interest certificates entitle the Company to receive the excess, if any, of payments received from the pledged mortgage certificates together with reinvestment income thereon over amounts required to make debt service payments on the related CMOs and to pay related administrative expenses of the REMICs. The Company also has the right, under certain conditions, to cause an early redemption of the CMOs. Under the early redemption feature, the mortgage certificates are sold at the then current market price and the CMOs repaid at par value. The Company is entitled to any excess cash flow from such early redemptions. The conditions under which such early redemptions may be elected vary but generally cannot be done until the remaining outstanding CMO balance is less than 10% of the original balance.

  Interests In Mortgage Participation Certificates

     The Company owns residual interests in REMICs with respect to three separate series of Mortgage Participation Certificates (MPCs) issued by the Federal Home Loan Mortgage Corporation (FHLMC) or by the Federal National Mortgage Association (FNMA). The Company's MPC residual interests entitle the Company to receive its proportionate share of the excess (if any) of payments received from the mortgage certificates underlying the MPCs over principal and interest required to be passed through to the holders of such MPCs. The Company is not entitled to reinvestment income earned on the underlying mortgage certificates, is not required to pay any administrative expenses related to the MPCs and does not have the right to elect early termination of any of the MPC classes. The mortgage certificates underlying the MPCs all have fixed interest rates. Certain of the classes of the MPCs have fixed interest rates and certain have interest rates that are determined monthly based on LIBOR or based on the Monthly Weighted Average Cost of Funds (COFI) for Eleventh District Savings Institutions as published by the Federal Home Loan Bank of San Francisco, subject to specified maximum interest rates.

     The following summarizes the Company's investment in residual interests at June 30, 1996:


                                                                                          COMPANY'S
                                                TYPE OF                  COMPANY'S        PERCENTAGE
                SERIES                        INVESTMENTS              AMORTIZED COST     OWNERSHIP
    -------------------------------  ------------------------------    --------------     ----------
                                                                       (IN THOUSANDS)
    Westam 1.......................  Residual Interest Certificate         $  508           100.00%
    Westam 3.......................  Residual Interest Certificate             27           100.00%
    Westam 5.......................  Residual Interest Certificate            171           100.00%
    Westam 6.......................  Residual Interest Certificate              2           100.00%
    ASW 65.........................  Residual Interest Certificate          2,224           100.00%
    FHLMC 17.......................  Interest in MPCs                         112           100.00%
    FNMA 1988-24...................  Interest in MPCs                       1,015            20.20%
    FNMA 1988-25...................  Interest in MPCs                         566            45.07%
                                                                           ------
                                                                           $4,625
                                                                           ======

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                                 JUNE 30, 1996
                                  (UNAUDITED)

     The following summarizes the Company's proportionate interest in the aggregate assets and liabilities of the eight residual interests at June 30, 1996 (in thousands):

    ASSETS:
      Outstanding Principal Balance of Mortgage Certificates.................   $313,305
      Funds Held By Trustee and Accrued Interest Receivable..................     11,063
                                                                                --------
                                                                                $324,368
                                                                                ========
      Range of Stated Coupon of Mortgage Certificates........................  9.0%-10.5%
    LIABILITIES:
      Outstanding Principal Balance of CMOs and MPCs:
         Fixed Rate..........................................................   $286,003
         Floating Rate - LIBOR Based.........................................     29,225
         Floating Rate - COFI Based..........................................      3,787
                                                                                --------
              Total..........................................................    319,015
                                                                                ========
      Accrued Interest Payable...............................................      2,159
                                                                                --------
                                                                                $321,174
                                                                                ========
      Range of Stated Interest Rates on CMOs and MPCs........................  0% to 9.9%

     The average LIBOR and COFI rates used to determine income from residual interests were as follows:

                                         THREE MONTHS           SIX MONTHS
                                        ENDED JUNE 30,        ENDED JUNE 30,
                                        ---------------       ---------------
                                        1996       1995       1996       1995     AT JUNE 30, 1996
                                        ----       ----       ----       ----     ----------------
    LIBOR.............................  5.44%      6.08%      5.47%      6.07%          5.44%
    COFI..............................  4.90%      5.00%      4.98%      4.78%          4.84%

     The Company accounts for residual interests using the prospective net level yield method. Under this method, a residual interest is recorded at cost and amortized over the life of the related CMO or MPC issuance. The total expected cash flow is allocated between principal and interest as follows:

          1. An effective yield is calculated as of the date of purchase based on the purchase price and anticipated future cash flows.

          2. In the initial accounting period, interest income is accrued on the investment balance using the effective yield calculated as of the date of purchase.

          3. Cash received on the investment is first applied to accrued interest with any excess reducing the recorded principal balance of the investment.

          4. At each reporting date, the effective yield is recalculated based on the amortized cost of the investment and the then-current estimate of the remaining future cash flows.

          5. The recalculated effective yield is then used to accrue interest income on the investment balance in the subsequent accounting period.

          6. The above procedure continues until all cash flows from the investment have been received.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                                 JUNE 30, 1996
                                  (UNAUDITED)

     At the end of each period, the amortized balance of the investment should equal the present value of the estimated cash flows discounted at the newly-calculated effective yield. If a residual interest is determined to have other than temporary impairment, the residual interest is written down to fair value.

     At June 30, 1996, the estimated prospective net level yield of the Company's residual interests, in the aggregate, is 30% without early redemptions or terminations being considered and 77% if early redemptions or terminations are considered. At June 30, 1996, the estimated fair value of the Company's residual interests, in the aggregate, is estimated to be between $5 million and $7 million.

     The projected yield and estimated fair value of the Company's residual interests are based on prepayment and interest rate assumptions at June 30, 1996. There will be differences, which may be material, between the projected yield and the actual yield and the fair value of the residual interests may change significantly over time.

NOTE 5 -- LONG-TERM DEBT

     On December 17, 1992, a wholly owned, limited purpose subsidiary of the Company issued $31,000,000 of Secured Notes under an Indenture to a group of institutional investors. The Notes bore interest at 7.81% and required quarterly payments of principal and interest with the balance due on February 15, 1998. In connection with the financing, the Company paid fees of $635,000 which were included in other assets in the accompanying consolidated balance sheet and were amortized to interest expense over the life of the financing. The Notes were secured by the Company's residual interests in Westam 1, Westam 3, Westam 5, Westam 6, ASW 65, FNMA 1988-24 and FNMA 1988-25 (see Note 4), and by Funds held by the Note Trustee. The Company used $3,100,000 of the proceeds to establish a reserve fund. The reserve fund, which had a specified maximum balance of $7,750,000, was to be used to make the scheduled principal and interest payments on the Notes if the cash flow available from the collateral was not sufficient to make the scheduled payments. Depending on the level of certain specified financial ratios relating to the collateral, the cash flow from the collateral was required to either prepay the Notes at par, increase the reserve fund up to its $7,750,000 maximum or was remitted to the Company.

     On May 15, 1996 the Company repaid the remaining outstanding Note balance of $6,828,000 plus accrued interest. The Company paid prepayment penalty fees of $94,000 and wrote off the remaining unamortized balance of $55,000 of capitalized debt costs in connection with such repayment resulting in an extraordinary loss of $149,000 from the early extinguishment of debt.

NOTE 6 -- COMMON STOCK AND STOCK OPTIONS

     The Company has a Stock Option Plan which is administered by the Board of Directors. The plan provides for qualified stock options which may be granted to key personnel of the Company and non-qualified stock options which may be granted to the Directors and key personnel of the Company. The purpose of the plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel whose job performance affects the Company.

     Options to acquire a maximum (excluding dividend equivalent rights) of 437,500 shares of the Company's common stock may be granted under the plan. The exercise price may not be less than the fair market value of the common stock at the date of grant. The options expire ten years after date of grant.

     Optionholders also receive, at no additional cost, dividend equivalent rights which entitle them to receive, upon exercise of the options, additional shares calculated based on the dividends declared during the period from the grant date to the exercise date. At June 30, 1996 accounts payable and other liabilities in the accompanying consolidated balance sheets, include approximately $850,000 related to the Company's granting

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                                 JUNE 30, 1996
                                  (UNAUDITED)

of dividend equivalent rights. This liability will remain in the accompanying consolidated balance sheets until the options to which the dividend equivalent rights relate are exercised, canceled or expire.

     Under the plan, an exercising optionholder also has the right to require the Company to purchase some or all of the optionholder's shares of the Company's common stock. That redemption right is exercisable by the optionholder only with respect to shares (including the related dividend equivalent rights) that the optionholder has acquired by exercise of an option under the Plan. Furthermore, the optionholder can only exercise his redemption rights within six months from the last to expire of (i) the two year period commencing with the grant date of an option, (ii) the one year period commencing with the exercise date of an option, or (iii) any restriction period on the optionholder's transfer of the shares of common stock he acquires through exercise of his option. The price for any shares repurchased as a result of an optionholder's exercise of his redemption right is the lesser of the book value of those shares at the time of redemption or the fair market value of the shares on the original date the options were exercised.

     At June 30, 1996, there were 445,177 of options (including dividend equivalent rights) outstanding of which 438,376 were currently exercisable at effective exercise prices ranging from $1.22 per share to $4.48 per share.

     Additionally, in December 1995, in connection with the renegotiation of the Chief Executive Officer's Employment Agreement, the Company replaced his annual salary of $250,000 plus bonus with 750,000 non-qualified stock options which vest over the three year term of the new Employment Agreement. The exercise price of the options is $1.50 per share which is equal to the closing market price of the common stock on grant date. As of June 30, 1996, 200,000 of the options were vested, with 275,000 vesting in December 1996 and the remaining 275,000 vesting in December 1997. The options will immediately vest upon a change in control, as defined. The options will expire in December 2000. These stock options are subject to stockholder approval. In the event the stock options are not approved by the stockholders, the Employment Agreement provides that the options will be converted into phantom stock rights (PSRs). Such PSRs have the same vesting provisions, exercise price and expiration date as the related stock options, except that upon exercise of a PSR no stock is actually issued. Instead, the Company will make a cash payment to the holder equal to the difference between the market value of the stock on the exercise date and the exercise price of $1.50 per share. The PSRs, also, provide that the holder will receive payments equal to the product of the per share dividend amount times the number of PSRs outstanding.

NOTE 7 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with requirements of SFAS No. 107, "Disclosures about Fair Values of Financial Instruments". Although management uses its best judgment in estimating the fair value of these instruments, there are inherent limitations in any estimation technique and the estimates are thus not necessarily indicative of the amounts which the Company could realize on a current transaction.

     The following describes the significant assumptions underlying the estimates of fair value:

          (a) REAL ESTATE LOANS -- The Company's real estate loans are both short-term (one year or less) and considered to be fully collectible. The terms and conditions of such loans are the same as would be used by the Company to fund similar type loans at June 30, 1996. As such, fair value approximates cost.

          (b) SHORT-TERM INVESTMENTS -- Short-term investments consist of a Treasury Bill with a fair value that approximates cost.

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                                 JUNE 30, 1996
                                  (UNAUDITED)

          (c) CASH AND CASH EQUIVALENTS -- Cash and cash equivalents consist of demand deposits and liquid money market funds with fair value approximating cost.

          (d) RESIDUAL INTERESTS -- Residual interests and their fair value are described in Note 4 to the financial statements.

     Based on these assumptions the Company estimates the fair value of its financial instruments at June 30, 1996 to be as follows (in thousands):

                                                                  CARRYING       ESTIMATED
                                                                   AMOUNT        FAIR VALUE
                                                                  --------     --------------
    Real Estate Loans...........................................   $ 3,852             $3,852
    Short-term Investments......................................     8,988              8,988
    Residual Interests..........................................     4,625     5,000 to 7,000
    Cash and Cash Equivalents...................................     1,865              1,865

NOTE 8 -- PROPOSED MERGER

     In June 1996 the Company announced that it had signed a letter of intent to merge with Monterey Homes, a group of privately-held companies engaged in the homebuilding business in Phoenix, Scottsdale and Tucson, Arizona. As currently contemplated the merger would involve the issuance of approximately 3.6 million to 4.0 million shares of Homeplex common stock, depending on the relative book values of the respective companies, in exchange for 100% of the outstanding stock of Monterey Homes. Additionally, up to 800,000 additional shares of Homeplex common stock will be issued in the event that (i) the stock price of Homeplex reaches certain targeted levels of between $1.75 to $3.50 in the five years following the merger and (ii) the two current stockholders of Monterey Homes are still employed by the post-merger company when the stock price reaches the targeted levels. Prior to closing, Monterey Homes, a group of subchapter S corporations, will distribute to their stockholders a significant portion of their previously taxed retained earnings which will reduce the net worth of Monterey Homes to between $2.275 and $2.500 million.

     It is also currently contemplated that William W. Cleverly and Steven J. Hilton, the current stockholders of Monterey Homes, will become the Chairman and the President, respectively, and co-chief executive officers of the combined company after the closing, and each will enter into a five-year employment agreement providing for additional options to purchase 500,000 shares each of Homeplex common stock at $1.75 per share. Messrs. Cleverly and Hilton will serve on the new Board of Directors along with two new outside directors and one current Homeplex director.

     Monterey Homes had combined revenue of approximately $61 million and $71 million and pre-tax earnings of approximately $6.3 million and $6.4 million for the years ended December 31, 1994 and 1995, respectively. After the merger, the combined entities would continue with Monterey Homes' building operations as its main line of business. Upon consummation of the merger, it is anticipated that the combined entities will have total assets of approximately $60 million. It is anticipated that Homeplex's $57 million net operating-loss carryforward for income tax purposes would be available to the combined company, and the transaction would require Homeplex to terminate its tax status as a real estate investment trust (REIT).

     The letter of intent is subject to the due diligence of both parties, negotiation and execution of a definitive agreement, the receipt of an independent fairness opinion, the approval of the Boards of Directors and stockholders of both companies and the consent of various lenders and other third parties, as well as other customary conditions.

                          INDEPENDENT AUDITORS' REPORT

The Boards of Directors
Monterey Homes Corporation
Monterey Management, Inc.
Monterey Homes -- Tucson Corporation and
Monterey Management -- Tucson, Inc.:

     We have audited the accompanying combined balance sheets of Monterey Homes Corporation, Monterey Management, Inc., Monterey Homes -- Tucson Corporation and Monterey Management -- Tucson, Inc. (collectively Monterey Homes) as of December 31, 1994 and 1995 and the related combined statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These combined financial statements are the responsibility of the management of Monterey Homes. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Monterey Homes Corporation, Monterey Management, Inc., Monterey Homes -- Tucson Corporation and Monterey Management -- Tucson, Inc. as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                        KPMG PEAT MARWICK LLP

Phoenix, Arizona
January 26, 1996

                                 MONTEREY HOMES

                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995

                                                                       1994            1995
                                                                    -----------     -----------
ASSETS
Real estate under development (notes 2 and 4)....................   $17,917,832     $33,929,278
Receivables......................................................       539,596         860,807
Cash and cash equivalents........................................     7,398,414       4,889,947
Option deposits..................................................       984,762       1,694,908
Preacquisition costs.............................................       754,183          14,297
Deferred subordinated debt costs.................................       945,897         887,784
Property and equipment, net (note 3).............................       212,339         244,484
Other assets.....................................................        67,242         132,579
                                                                    -----------     -----------
                                                                    $28,820,265     $42,654,084
                                                                    ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts and subcontractors payable (note 7).....................   $ 3,660,529     $ 4,589,325
Accrued liabilities..............................................       683,073         824,055
Home sale deposits...............................................     5,324,072       3,816,659
Notes payable (note 4)...........................................    12,255,058      24,315,568
                                                                    -----------     -----------
          Total liabilities......................................    21,922,732      33,545,607
                                                                    -----------     -----------
Shareholders' equity (note 6):
  Common stock of Monterey Homes Corporation, no par value;
     10,000,000 shares authorized; $.00017 stated value;
     1,155,832 shares issued and outstanding.....................           200             200
  Preferred stock of Monterey Homes Corporation, $.01 par value;
     1,000,000 shares authorized, none outstanding...............            --              --
  Common stock of Monterey Management, Inc., no par value;
     10,000,000 shares authorized; $.0007 stated value; 871,944
     shares issued and outstanding...............................           610             610
  Preferred stock of Monterey Management, Inc., $.01 par value;
     1,000,000 shares authorized; none outstanding...............            --              --
  Common stock of Monterey Homes -- Tucson Corporation, $1 par value; 1,000,000 shares authorized; 2,000 shares issued and
     outstanding.................................................            --           2,000
  Common stock of Monterey Management -- Tucson, Inc., $1 par value; 1,000,000 shares authorized; 2,000 shares issued and
     outstanding.................................................            --           2,000
  Additional paid-in capital.....................................         8,517           8,517
  Retained earnings..............................................     6,888,206       9,095,150
                                                                    -----------     -----------
          Total shareholders' equity.............................     6,897,533       9,108,477
Commitments and contingencies (notes 4, 5 and 8)
                                                                    -----------     -----------
                                                                    $28,820,265     $42,654,084
                                                                    ===========     ===========

            See accompanying notes to combined financial statements.

                                 MONTEREY HOMES

                        COMBINED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                         1993            1994            1995
                                                      -----------     -----------     -----------
Revenues............................................  $40,543,168     $60,941,390     $71,490,561
Cost of sales.......................................   34,663,827      50,654,526      60,332,436
                                                      -----------     -----------     -----------
  Gross margin......................................    5,879,341      10,286,864      11,158,125
Selling, general and administrative expenses........    3,267,125       4,123,696       4,897,794
                                                      -----------     -----------     -----------
  Operating earnings................................    2,612,216       6,163,168       6,260,331
Other income (expense):
  Minority interest.................................     (225,524)             --              --
  Miscellaneous net.................................      132,869         101,636         140,613
                                                      -----------     -----------     -----------
     Net earnings...................................  $ 2,519,561     $ 6,264,804     $ 6,400,944
                                                      ===========     ===========     ===========
     Net earnings per common share..................  $      1.24     $      3.09     $      3.15
                                                      ===========     ===========     ===========
     Weighted average common shares outstanding.....    2,027,776       2,027,776       2,029,776
                                                      ===========     ===========     ===========

            See accompanying notes to combined financial statements.

                                 MONTEREY HOMES

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                               MONTEREY
                                       MONTEREY     MONTEREY      MONTEREY    MANAGEMENT-
                                         HOMES     MANAGEMENT,  HOMES-TUCSON    TUCSON,
                                      CORPORATION     INC.      CORPORATION      INC.      ADDITIONAL
                                        COMMON       COMMON        COMMON       COMMON      PAID-IN      RETAINED
                                         STOCK        STOCK        STOCK         STOCK      CAPITAL      EARNINGS        TOTAL
                                      -----------  -----------  ------------  -----------  ----------   ----------     ----------
Balances, December 31, 1992...........    $ 200       $ 610        $   --       $    --      $8,517     $2,183,531     $2,192,858
Net earnings..........................       --          --            --            --          --      2,519,561      2,519,561
Distributions to shareholders.........       --          --            --            --          --     (1,591,190)    (1,591,190)
                                          -----       -----        ------       -------      ------     ----------     ----------
Balances, December 31, 1993...........      200         610            --            --       8,517      3,111,902      3,121,229
Net earnings..........................       --          --            --            --          --      6,264,804      6,264,804
Distributions to shareholders.........       --          --            --            --          --     (2,488,500)    (2,488,500)
                                          -----       -----        ------       -------      ------     ----------     ----------
Balances, December 31, 1994...........      200         610            --            --       8,517      6,888,206      6,897,533
Proceeds from issuance of stock.......       --          --         2,000         2,000          --             --          4,000
Net earnings..........................       --          --            --            --          --      6,400,944      6,400,944
Distributions to shareholders.........       --          --            --            --          --     (4,194,000)    (4,194,000)
                                          -----       -----        ------       -------      ------     ----------     ----------
Balances, December 31, 1995...........    $ 200       $ 610        $2,000       $ 2,000      $8,517     $9,095,150     $9,108,477
                                          =====       =====        ======       =======      ======     ==========     ==========

            See accompanying notes to combined financial statements.

                                 MONTEREY HOMES

                       COMBINED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                           1993           1994           1995
                                                       ------------   ------------   ------------
Cash flows from operating activities:
  Net earnings.......................................  $  2,519,561   $  6,264,804   $  6,400,944
  Adjustments to reconcile net earnings to net cash
     provided by (used in) operating activities:
     Minority interest in earnings...................       225,524             --             --
     Depreciation and amortization...................        56,078         66,692        129,462
     Net gain on sales of property and equipment.....            --         (9,517)            --
     Increase in real estate under development.......    (4,183,310)    (4,181,682)   (16,011,446)
     Increase (decrease) in receivables..............       297,519       (310,740)      (321,211)
     Increase in option deposits.....................      (128,431)      (344,753)      (710,146)
     Decrease in preacquisition costs................            --             --        739,886
     Increase in other assets........................       (77,190)    (1,588,889)       (67,534)
     Increase (decrease) in accounts and
       subcontractors
       payable.......................................       215,534        (47,643)       928,796
     Increase in accrued liabilities.................       135,948        279,050        140,982
     Increase (decrease) in home sale deposits.......     1,297,184      1,151,261     (1,507,413)
                                                       ------------   ------------   ------------
          Net cash provided by (used in) operating
            activities...............................       358,417      1,278,583    (10,277,680)
                                                       ------------   ------------   ------------
Cash flows from investing activities:
  Purchases of property and equipment................       (67,301)      (106,850)      (102,279)
  Proceeds from sales of equipment...................            --         26,000            984
                                                       ------------   ------------   ------------
          Net cash used in investing activities......       (67,301)       (80,850)      (101,295)
                                                       ------------   ------------   ------------
Cash flows from financing activities:
  Proceeds from issuance of common stock.............            --             --          4,000
  Borrowings.........................................    18,425,166     30,531,668     37,270,591
  Repayments of borrowings...........................   (14,257,026)   (25,908,200)   (25,210,083)
  Distributions to shareholders......................    (1,591,190)    (2,488,500)    (4,194,000)
  Distributions to minority interests................      (109,375)      (189,252)            --
                                                       ------------   ------------   ------------
          Net cash provided by financing
            activities...............................     2,467,575      1,945,716      7,870,508
                                                       ------------   ------------   ------------
Net increase (decrease) in cash and cash
  equivalents........................................     2,758,691      3,143,449     (2,508,467)
Cash and cash equivalents at beginning of year.......     1,496,274      4,254,965      7,398,414
                                                       ------------   ------------   ------------
Cash and cash equivalents at end of year.............  $  4,254,965   $  7,398,414   $  4,889,947
                                                       ============   ============   ============

            See accompanying notes to combined financial statements.

                                 MONTEREY HOMES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The combined financial statements include the accounts of Monterey Homes Corporation, Monterey Management, Inc., Monterey Homes -- Tucson Corporation, Monterey Management -- Tucson, Inc., and Monterey at Mountain View collectively Monterey Homes (the Company), which are subject to common ownership. Monterey at Mountain View (the Partnership) was a limited partnership in which Monterey Management, Inc. owned 82.5% and served as the general partner. The Partnership sold all remaining homes during 1993 and was dissolved during 1994. All material balances and transactions between the combined entities have been eliminated.

     In June 1995, the Company began operations in Tucson, Arizona. Monterey Management -- Tucson, Inc. was incorporated June 1, 1995 for the purpose of performing all construction and development activity in Tucson. Monterey
Homes -- Tucson Corporation was incorporated June 1, 1995 for the purpose of performing all sales and marketing activity in Tucson. Prior to January 9, 1992, Monterey Management, Inc. conducted all phases of the home-building activities from acquiring and developing real estate to the construction and sale of finished homes. Effective with the incorporation of Monterey Homes Corporation on January 9, 1992, the responsibility for all marketing and selling activity was assumed by Monterey Homes Corporation.

     The Company currently conducts home building operations solely in the Phoenix and Tucson, Arizona markets, which is significantly impacted by the strength of the surrounding real estate market and level of interest rates offered on home mortgage loans. The Arizona real estate market is currently experiencing strong growth and current home mortgage interest rates are favorable for home buyers and sellers. However, a sudden decline in the Arizona real estate market or an increase in interest rates could have a significant impact on the Company's operating results and estimates made by management. The Company utilizes various suppliers and subcontractors and is not dependent on individual suppliers or subcontractors.

  Real Estate Under Development

     Real estate under development includes undeveloped land and developed lots, homes under construction in various stages of completion and completed homes and is stated at the lower of cost or net realizable value. Costs capitalized include direct construction costs for homes, development period interest and certain common costs which benefit the entire subdivision. Cost of sales include land acquisition and development costs, direct construction costs of the home, development period interest and closing costs, and an allocation of common costs. Common costs are allocated on a subdivision by subdivision basis to residential lots based on the number of lots to be built in the subdivision, which approximates the relative sales value method. During the years ended December 31, 1995, 1994 and 1993, the Company incurred interest costs of $2,243,901, $1,131,880, and $728,274, respectively, of which $2,240,756,
$1,123,251, and $689,334, respectively, was capitalized. Interest paid amounted to $2,242,956, $915,213 and $588,806 during 1995, 1994 and 1993 respectively.

     Deposits paid related to options to purchase land are capitalized and included in option deposits until the related land is purchased. Upon purchase of the land, the related option deposits are transferred to real estate under development.

  Preacquisition Costs

     Preacquisition costs include architecture, engineering, and feasibility study costs incurred, as well as earnest money deposits on potential development projects of the Company. These costs are capitalized until the related project begins development or a decision is made not to pursue further development of the project.

                                 MONTEREY HOMES

Upon commencement of development, the costs are transferred to real estate under development. If a decision is made not to pursue development of the project, the costs are expensed in the period in which the decision is made.

  Deferred Subordinated Debt Costs

     Deferred subordinated debt costs include legal, underwriting, accounting and other related costs incurred in connection with the $8,000,000 subordinated debt private placement offering issued on October 17, 1994. The costs are being amortized on a straight-line basis over the term of the notes which mature October 15, 2001.

  Revenue Recognition

     Revenues applicable to homes sold are recognized upon the close of escrow and transfer of title. The Company requires an initial deposit with the signing of a sales contract. All deposits are recorded as home sale deposits and, upon close of escrow and transfer of title, the appropriate amount of revenue is recorded.

  Property and Equipment, Net

     Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

  Income Taxes

     Monterey Homes Corporation, Monterey Management, Inc., Monterey
Homes -- Tucson Corporation, and Monterey Management -- Tucson, Inc. have elected to be taxed as S Corporations for federal and state income tax purposes. As such, the liability for taxes arising from the transactions of the respective companies is the responsibility of the shareholders and no provision for income taxes has been made in the accompanying financial statements.

  Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all short-term investments purchased with a maturity of three months or less to be cash equivalents.

  Shareholders' Equity

     The Company presents shareholders' equity on a combined basis. Actual shareholders' equity by combining company is as follows:

                                                                     1994           1995
                                                                  ----------     ----------
    Monterey Homes Corporation..................................  $5,197,505     $7,578,236
    Monterey Management, Inc....................................   1,700,028      1,755,363
    Monterey Homes -- Tucson Corporation........................          --       (106,115)
    Monterey Management -- Tucson, Inc..........................          --       (119,007)
                                                                  ----------     ----------
                                                                  $6,897,533     $9,108,477
                                                                  ==========     ==========

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amount of revenues and expenses during the reporting period to prepare

                                 MONTEREY HOMES
these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107 Disclosures about Fair Value of Financial Instruments(Statement 107), requires that a company disclose the estimated fair values for its financial instruments. Statement 107 defined the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

     The carrying amounts of the Company's receivables, cash and cash equivalents, option deposits, accounts payable, accrued liabilities and home sale deposits approximate their estimated fair values because of the short maturity of these assets and liabilities. The carrying amount of the Company's notes payable approximates fair value because the notes are at interest rates comparable to market rates based on the nature of the loans, their terms and the remaining maturity. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company pay or receive in actual market transactions.

(2) REAL ESTATE UNDER DEVELOPMENT

     The components of real estate under development at December 31 are as follows:

                                                               1994            1995
                                                            -----------     -----------
        Homes in production...............................  $14,715,223     $21,064,718
        Land held for future development..................    3,202,609      12,864,560
                                                            -----------     -----------
                                                            $17,917,832     $33,929,278
                                                            ===========     ===========

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:

                                                                   1994         1995
                                                                 --------     --------
        Computer equipment.....................................  $103,424     $147,811
        Vehicles...............................................    88,594       88,594
        Furniture and equipment................................   173,126      229,423
                                                                 --------     --------
                                                                        -            -
                                                                  365,144      465,828
        Less accumulated depreciation..........................   152,805      221,344
                                                                 --------     --------
                                                                        -            -
                                                                 $212,339     $244,484
                                                                 ========     ========

                                 MONTEREY HOMES

(4) NOTES PAYABLE

     Notes payable consists of the following at December 31:

                                                                   1994            1995
                                                                -----------     -----------
    Various construction notes to banks, original maturities
      of less than one year, interest approximating prime
      (8.5% at December 31, 1995 and 1994) plus 1% and prime
      plus .75%, payable at the earlier of close of escrow or
      maturity date, secured by first deeds of trust on land
      and personal guarantees of the shareholders and a spouse
      of one of the shareholders..............................    2,211,105       9,032,246

    Senior subordinated notes payable to private investment
      group, maturing October 15, 2001, annual interest of
      13%, payable semi-annually, principal payable at
      maturity date, unsecured................................    8,000,000       8,000,000

    Various acquisition and development notes to banks, and
      the Arizona State Land Department, maturing on dates
      from May 1997 to December 1999, interest ranging from
      6 7/8% to prime (8.5% at December 31, 1995 and 1994)
      plus 1%, payable at the earlier of funding of
      construction financing or maturity date, secured by
      first deeds of trust on land and personal guarantees of
      the shareholders and a spouse of one of the
      shareholders............................................    1,997,201       7,012,737

    Other.....................................................       46,752         270,585
                                                                -----------     -----------
                                                                $12,255,058     $24,315,568
                                                                ===========     ===========

     A provision of the senior subordinated debt agreement and related bond indenture requires the Company to file a shelf registration statement for the debt with the Securities and Exchange Commission by July 31, 1996. If the debt is not registered by July 31, 1996, the Company will be required to pay liquidated damages to the note holders in an amount equal to 1% of the outstanding principal of the notes, which shall be payable at the same time and manner as interest on such debt.

     The principal payment requirements on notes payable at December 31, 1995 are as follows:

                1996...........................................  $  9,319,726
                1997...........................................     6,691,808
                1998...........................................         9,969
                1999...........................................       294,065
                2000 and thereafter............................     8,000,000
                                                                 ------------
                                                                 $ 24,315,568
                                                                 ============

     Available unused commitments under lines of credit amounted to approximately $11,569,000 at December 31, 1995.

(5) LEASES

     The Company leases office facilities, model homes and equipment under various operating lease agreements.

                                 MONTEREY HOMES

     The following is a schedule of approximate future minimum lease payments for noncancelable operating leases as of December 31, 1995:

                1996..............................................  $266,059
                1997..............................................   211,084
                1998..............................................   211,366
                1999..............................................   129,437
                                                                    --------
                                                                    $817,946
                                                                    ========

     Rental expense was $434,914, $335,805 and $204,919 for the years ended December 31, 1995, 1994, and 1993, respectively.

     On September 1, 1994, the Company entered into a lease agreement to lease office space from a limited liability company with common ownership interest. During the year ended December 31, 1995, 1994, and 1993 the Company paid rent to the related party company of $162,394, $53,244, and $0, respectively.

(6) COMMON STOCK

     Prior to 1994, shareholders' equity consisted of one class of common stock of Monterey Management, Inc. and one class of common stock of Monterey Homes Corporation. Each share of stock had an interest in the net assets of the individual company that issued the stock. As of December 31, 1995 and 1994, the same two shareholders each held the same amount of stock for both companies.

     On August 9, 1994, the board of directors of Monterey Homes Corporation approved an increase in the authorized shares of common stock from 1,000,000 to 10,000,000 and approved a 5,779.16-for-one stock split to shareholders of record on August 11, 1994. In addition, the board of directors authorized the issuance of one million shares of preferred stock, none of which is currently issued. Concurrent with these transactions, the par value of common stock was changed from $1 per share to no par value. However, the stated value of common shares was reduced such that there was no impact on the book value of outstanding common shares.

     On August 9, 1994, the board of directors of Monterey Management, Inc. approved an increase in the authorized shares of common stock from 200,000 to 10,000,000 and approved a 5,812.96-for-one stock split to shareholders of record on August 11, 1994. In addition, the board of directors authorized the issuance of one million shares of preferred stock at $.01 par value per share, none of which is currently issued. Concurrent with these transactions, the stated value of the common shares was reduced from $4.07 per share to $.0007 per share, such that there was no effect on the book value of the outstanding common shares.

     In connection with the $8,000,000 subordinated debt private placement memorandum issued on October 11, 1994 by Monterey Management, Inc., 400,000 common stock purchase warrants were issued with each warrant being exercisable to purchase one common share of Monterey Management, Inc. stock for $6.25 per share. The warrants have no readily available public market and are exercisable only upon an initial public offering of Monterey Management, Inc. or its successor. As of December 31, 1995 management had no intentions to initiate or complete an initial public offering and no public market existed for such warrants. As a result no value was given to the common stock purchase warrants as of December 31, 1995.

                                 MONTEREY HOMES

(7) RELATED PARTY TRANSACTIONS

     A partner in the Monterey at Mountain View Partnership, which was dissolved in 1994, was also a home-building subcontractor for the Company. The Company owed this subcontractor a total of $205,885 and $280,213 at December 31, 1994 and 1993, respectively, which is included in accounts and subcontractors payable.

(8) CONTINGENCIES

     The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

                                 MONTEREY HOMES

                            COMBINED BALANCE SHEETS
                                  (UNAUDITED)

                                                                     DECEMBER
                                                                        31,          JUNE 30,
                                                                       1995            1996
                                                                    -----------     -----------
ASSETS
Real estate under development.....................................  $33,929,278     $43,773,571
Receivables.......................................................      790,823         819,650
Cash and cash equivalents.........................................    4,959,930       1,613,274
Option deposits...................................................    1,694,908         972,101
Property and equipment, net.......................................      244,484         225,746
Other assets......................................................    1,034,661       1,046,145
                                                                    -----------     -----------
          Total assets............................................  $42,654,084     $48,450,487
                                                                    ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Accounts payable................................................  $ 4,589,325     $ 2,956,804
  Accrued liabilities.............................................      824,055         495,650
  Home sale deposits..............................................    3,816,659       4,979,754
  Notes payable:
     Secured construction and A & D notes.........................   16,315,568      24,074,642
     Subordinated debt............................................    8,000,000       8,000,000
                                                                    -----------     -----------
          Total liabilities.......................................   33,545,607      40,506,850
                                                                    -----------     -----------
Shareholders' Equity:
  Common Stock....................................................        4,810           4,810
  Paid in Capital.................................................        8,517           8,517
  Retained Earnings...............................................    9,095,150       7,930,310
                                                                    -----------     -----------
          Total shareholders' equity..............................    9,108,477       7,943,637
                                                                    -----------     -----------
          Total liabilities and shareholders' equity..............  $42,654,084     $48,450,487
                                                                    ===========     ===========

       See accompanying notes to unaudited combined financial statements.

                                 MONTEREY HOMES

                        COMBINED STATEMENTS OF EARNINGS
                FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                                  (UNAUDITED)

                                                                       1996            1995
                                                                    -----------     -----------
Housing revenue..................................................   $31,491,641     $26,444,449
Land sale revenue................................................       925,000               0
                                                                    -----------     -----------
          Total Revenue..........................................    32,416,641      26,444,449
                                                                    -----------     -----------
Housing cost of sales............................................    27,318,874      23,050,154
Land cost of sales...............................................       418,980               0
                                                                    -----------     -----------
  Total Cost of Sales............................................    27,737,854      23,050,154
                                                                    -----------     -----------
  Gross margin...................................................     4,678,787       3,394,295
                                                                    -----------     -----------
Selling, general and administrative expense......................     2,737,022       2,205,573
                                                                    -----------     -----------
  Operating earnings.............................................     1,941,765       1,188,722
Other income.....................................................        27,393         113,891
                                                                    -----------     -----------
          Net earnings...........................................   $ 1,969,158     $ 1,302,613
                                                                    ===========     ===========
          Net earnings per common share..........................   $      0.97     $      0.64
                                                                    ===========     ===========
Weighted average common shares outstanding.......................     2,027,776       2,027,776
                                                                    ===========     ===========

       See accompanying notes to unaudited combined financial statements.

                                 MONTEREY HOMES

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
                    FOR THE YEAR ENDED DECEMBER 31, 1995 AND
                       THE SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)

Balance at December 31, 1994..................................................    $ 6,897,533
  Net earnings................................................................      6,400,946
  Issuance of common stock....................................................          4,000
  Distributions to shareholders...............................................     (4,194,000)
                                                                                   ----------
Balance at December 31, 1995..................................................      9,108,479
  Net earnings................................................................      1,969,158
  Distributions to shareholders...............................................     (3,134,000)
                                                                                   ----------
Balance at June 30, 1996......................................................    $ 7,943,637
                                                                                   ==========

       See accompanying notes to unaudited combined financial statements.

                                 MONTEREY HOMES

                       COMBINED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                                  (UNAUDITED)

                                                                       1996            1995
                                                                   ------------     -----------
Cash flows from operating activities:
  Net earnings..................................................   $  1,969,158     $ 1,302,613
  Adjustments to reconcile net earnings to net cash used in
     operating activities:
     Depreciation and amortization..............................         34,420          32,475
     Increase in real estate under development..................     (9,844,293)    (15,643,585)
     Increase in receivables....................................        (28,827)       (375,491)
     (Increase) decrease in option deposits.....................        722,807        (674,914)
     (Increase) decrease in other assets........................        (11,486)        534,608
     Decrease in accounts payable...............................     (1,632,521)        (92,647)
     Decrease in accrued liabilities............................       (328,405)       (163,514)
     Increase in home sale deposits.............................      1,163,095       1,270,940
                                                                   ------------     -----------
     Net cash used in operating activities......................     (7,956,052)    (13,809,515)
                                                                   ------------     -----------
Cash flows from investing activities:
  Purchases of property and equipment...........................        (15,678)        (49,650)
                                                                   ------------     -----------
          Net cash used by investing activities.................        (15,678)        (49,650)
                                                                   ------------     -----------
Cash flows from financing activities:
  Borrowings....................................................     24,210,441      16,137,339
  Repayment of borrowings.......................................    (16,451,367)     (5,915,340)
  Distributions to shareholders.................................     (3,134,000)     (3,194,000)
                                                                   ------------     -----------
     Net cash provided by financing activities..................      4,625,074       7,027,999
                                                                   ------------     -----------
Net decrease in cash and cash equivalents.......................     (3,346,656)     (6,831,166)
Cash and cash equivalents at beginning of period................      4,959,930       7,398,414
                                                                   ------------     -----------
Cash and cash equivalents at end of period......................   $  1,613,274     $   567,248
                                                                   ============     ===========

       See accompanying notes to unaudited combined financial statements.

                                 MONTEREY HOMES

                 NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS
                             JUNE 30, 1996 AND 1995
                                  (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The interim combined financial statements include the accounts of Monterey Homes Corporation (MHC), Monterey Management, Inc. (MMI), Monterey
Homes -- Tucson Corporation (MH-TC), and Monterey Management -- Tucson, Inc. (MM-TI) (collectively, the "Company"), which are subject to common ownership. All material balances and transactions between the combined entities have been eliminated.

     The Company began operations during 1985 with MMI conducting all phases of the home-building activities from acquiring and developing real estate to the construction and sale of finished homes. Effective with the incorporation of MHC on January 9, 1992, the responsibility for all marketing and selling activity was assumed by MHC. In June 1995, the Company began operations in Tucson, Arizona. MM-TI was incorporated June 1, 1995 for the purpose of performing all construction and development activity in Tucson. MH-TC was incorporated June 1, 1995 for the purpose of performing all sales and marketing activity in Tucson.

     The Company currently conducts home building operations solely in the Phoenix and Tucson, Arizona markets, which is significantly impacted by the strength of the surrounding real estate market and level of interest rates offered on home mortgage loans. The Arizona real estate market is currently experiencing strong growth and current home mortgage interest rates are favorable for home buyers and sellers. However, a sudden decline in Arizona real estate market or an increase in interest rates could have a significant impact on the Company's operating results and estimates made by management. The Company utilizes various suppliers and subcontractors and is not dependent on individual suppliers or subcontractors.

     In the opinion of management, the unaudited interim data reflects all adjustments, consisting only of normal adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

  Real Estate Under Development

     Real estate under development includes undeveloped land and developed lots, homes under construction in various stages of completion and completed homes and is stated at historical cost unless expected future net cash flow (undiscounted and without interest charges) are less than such cost; in which case, the inventories would be written down to estimated fair value less costs to sell. Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standard No. 121, which had no material impact on the financial statements. Costs capitalized include direct construction costs for homes, development period interest and certain common costs which benefit the entire subdivision. Cost of sales include land acquisition and development costs, direct construction costs of the home, development period interest and closing costs, and an allocation of common costs. Common costs are allocated on a subdivision by subdivision basis to residential lots based on the number of lots to be built in the subdivision, which approximates the relative sales value method. During the six months ended June 30, 1995 and 1996, the Company incurred interest costs of $728,000 and $1,595,000, respectively, of which approximately $725,000 and $1,568,000, respectively, was capitalized. Capitalized interest expensed through cost of sales was approximately $761,000 and $960,000 for the six months ended June 30, 1995 and 1996, respectively. Interest paid amounted to approximately $719,000 and $1,596,000 during the six months ended June 30, 1995 and 1996, respectively.

                                 MONTEREY HOMES

     Deposits paid related to options to purchase land are capitalized and included in option deposits until the related land is purchased. Upon purchase of the land, the related option deposits are transferred to real estate under development.

  Deferred Subordinated Debt Costs

     Deferred subordinated debt costs include legal, underwriting, accounting and other related costs incurred in connection with the $8,000,000 subordinated debt private placement offering issued on October 17, 1994. The costs are being amortized on a straight line basis over the term of the notes which mature October 15, 2001.

  Revenue Recognition

     Revenues applicable to homes sold are recognized upon the close of escrow and transfer of title. The Company requires an initial deposit with the signing of a sales contract. All deposits are recorded as home sales deposits and, upon close of escrow and transfer of title, the appropriate amount of revenue is recorded.

  Property and Equipment, Net

     Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

  Income Taxes

     The Company has elected to be taxed as an S Corporation for federal and state income tax purposes. As such, the liability for taxes arising from the transactions of the combined entities is the responsibility of the shareholders and no provision for income taxes as been made in the accompanying financial statements.

  Cash and Cash Equivalents

     For purposes of the combined statements of cash flows, the Company considers all short-term investments purchased with a maturity of three months or less to be cash equivalents.

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amount of revenues and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107 Disclosures about Fair Value of Financial Instruments (Statement 107), requires that a company disclose the estimated fair values for its financial instruments. Statement 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

     The carrying amounts of the Company's receivables, cash and cash equivalents, option deposits, accounts payable, accrued liabilities and home sale deposits approximate their estimated fair values because of the short maturity of these assets and liabilities. The carrying amount of the Company's notes payable approximates fair value because the notes are at interest rates comparable to market rates based on the nature of the loans, their terms and the remaining maturity. Considerable judgment is required in interpreting market data to develop

                                 MONTEREY HOMES
the estimates of fair value. Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company pay or receive in actual market transactions.

  Reclassifications

     Certain December 31, 1995 amounts have been reclassified to conform with the June 30, 1996 financial statement presentation.

(2) REAL ESTATE UNDER DEVELOPMENT

     The components of real estate under development at December 31, 1995 and June 30, 1996 are as follows:


                                                                DECEMBER 31,     JUNE 30,
                                                                   1995            1996
                                                                -----------     -----------
    Homes in production.......................................  $21,064,718     $25,034,619
    Land held for future development..........................   12,864,560      18,738,952
                                                                -----------     -----------
                                                                $33,929,278     $43,773,571
                                                                ===========     ===========

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1995 and June 30, 1996:

                                                                    DECEMBER 31,  JUNE 30,
                                                                        1995        1996
                                                                    -----------   --------
    Computer equipment.............................................  $147,811     $165,139
    Vehicles.......................................................    88,594       37,794
    Furniture and equipment........................................   229,423      252,907
                                                                     --------     --------
                                                                            -            -
                                                                      465,828      455,840
    Less accumulated depreciation..................................   221,343      230,094
                                                                     --------     --------
                                                                            -            -
                                                                     $244,485     $225,746
                                                                     ========     ========

                                 MONTEREY HOMES

(4) NOTES PAYABLE

     Notes payable consist of the following at December 31, 1995 and June 30, 1996:

                                                                   DECEMBER
                                                                      31,        JUNE 30,
                                                                     1995          1996
                                                                  -----------   -----------
    Various construction notes to banks, original maturities of less than one year, interest approximating prime (8.5% at
      December 31, 1995 and 8.25% at June 30, 1996) plus .5% to
      1.0%, payable at the earlier of close of escrow or
      maturity date, secured by first deeds of trust on land and personal guarantees of the shareholders and a spouse of
      one of the shareholders...................................  $ 9,032,246   $12,609,072
    Various acquisition and development notes to banks maturing on dates from May 1997 to December 1999, interest ranging
      from prime (8.5% at December 31, 1995 and 8.25% at June
      30, 1996) plus .5% to 1%, payable at the earlier of
      funding of construction financing or maturity date,
      secured by first deeds of trust on land and personal
      guarantees of the shareholders and a spouse of one of the
      shareholders..............................................    7,012,737    11,356,742
    Senior subordinated notes payable to private investment
      group, maturing October 15, 2001, annual interest of 13%,
      payable semi-annually, principal payable at maturity date,
      unsecured.................................................    8,000,000     8,000,000
    Other.......................................................      270,585       108,828
                                                                  -----------   -----------
                                                                  $24,315,568   $32,074,642
                                                                  ===========   ===========

     The principal payment requirements on notes payable as of June 30, 1996 are as follows:

                                  YEAR ENDING
                                  DECEMBER 31,
                ------------------------------------------------
                1996............................................  $12,717,900
                1997............................................    7,367,220
                1998............................................    3,989,522
                1999............................................           --
                2000 and thereafter.............................    8,000,000
                                                                  -----------
                                                                  $32,074,642
                                                                  ===========

     A provision of the senior subordinated debt agreement and related bond indenture required the Company to file a shelf registration statement with the Securities and Exchange Commission by July 31, 1996. If the debt is not registered by July 31, 1996, the Company may be required to pay liquidated damages to the note holders in amount equal to 1% of the outstanding principal of the notes, which shall be payable at the same time and manner as interest on the notes.

     Additionally, during the six months ended June 30, 1996, management of the Company determined that certain defaults of the senior subordinated bond indenture may exist relating to excessive distributions made to the shareholders of the Company, intercompany loans made by MMI and MHC to MM-TC and MH-TC and other matters relating to certain interpretations of the bond indenture requirements. In addition, these defaults may have cross-defaulted substantially all of the Company's other outstanding indebtedness, which could result in the acceleration of such indebtedness. Subsequent to June 30, 1996 the Company received a waiver of

                                 MONTEREY HOMES
the liquidated damages and defaults from the note holders of the senior subordinated notes through the issuance of a consent solicitation statement.

     Available unused commitments under lines of credit, after the receipt of waiver of defaults, amounted to approximately $24,509,719 at June 30, 1996.

(5) LEASES

     The Company leases office facilities, model homes and equipment under various operating lease agreements.

     The following is a schedule of approximate future minimum lease payments for noncancellable operating leases as of June 30, 1996:

YEAR ENDING
DECEMBER 31,
------------
   1996...............................................  $194,266
   1997...............................................   233,832
   1998...............................................   210,256
   1999...............................................   145,048
                                                        --------
                                                        $783,402
                                                        ========

     Rental expense was $81,174 and $94,665 for the six months ended June 30, 1995 and 1996, respectively.

     The Company leases office space from a limited liability company with common ownership interest. During the six months ended June 30, 1995 and 1996, the Company paid rent to the related party of $81,966 and $83,859, respectively.

(6) COMMON STOCK

     Prior to 1994, shareholders' equity consisted of one class of common stock of MMI and one class of common stock of MHC. Each share of stock had an interest in the net assets of the individual company that issued the stock.

     On August 9, 1994, the board of directors of MHC approved an increase in the authorized shares of common stock from 1,000,000 to 10,000,000 and approved a 5,779.16-for-one stock split to shareholders of record on August 11, 1994. In addition, the board of directors authorized the issuance of one million shares of preferred stock, none of which is currently issued. Concurrent with these transactions, the par value of common stock was changed from $1 per share to no par value. However, the stated value of common shares was reduced such that there was no impact on the book value of outstanding common shares.

     On August 9, 1994, the board of directors of MMI approved an increase in the authorized shares of common stock from 200,000 to 10,000,000 and approved a 5,812.96-for-one stock split to shareholders of record on August 11, 1994. In addition, the board of directors authorized the issuance of one million shares of preferred stock at $.01 par value per share, none of which is currently issued. Concurrent with these transactions, the stated value of the common shares was reduced from $4.07 per share to $.0007 per share, such that there was no effect on the book value of the outstanding common shares.

     Shareholders' equity of MH-TC and MM-TI each consist of one class of common stock with 1,000,000 shares authorized and 2,000 shares issued at $1 par value. As of December 31, 1995 and June 30, 1996, the same two shareholders each held equal amounts of stock for each company.

     In connection with the $8,000,000 subordinated debt private placement memorandum issued on October 11, 1994 by MMI, 400,000 common stock purchase warrants were issued with each warrant being

                                 MONTEREY HOMES
exercisable to purchase one common share of MMI stock for $6.25 per share. The warrants have no readily available public market and are exercisable only upon an initial public offering of MMI or its successor. As of June 30, 1996, virtually no value has been given to the common stock purchase warrants because no current public market exists for such warrants.

(7) CONTINGENCIES

     The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

(8) SUBSEQUENT EVENTS

     On September 13, 1996, the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement") pursuant to which the Company agreed to merge with and into Homeplex Mortgage Investments Corporation ("HPX"), a publicly traded real estate investment trust. Upon consummation of the merger, the operations of the Company would continue and the Company shareholders would enter into employment agreements with the merged entity. Additionally, the on-going operations of the merged entity would be managed by the Company's current management.

     The Merger Agreement calls, among other things, for the Company's shareholders to receive distributions out of the Company's equity at an amount such that the remaining equity value of the Company would equal $2,500,000, as adjusted for certain related costs, immediately prior to the consummation of the merger. The Company's shareholders and warrantholders would then receive a number of HPX common shares equal to three times the value of the Company's book equity divided by the average recent trading value of the HPX common stock. The 16.5% of total shares that are issuable to the Company's warrantholders are to be released upon exercise of such warrants, with all proceeds allocated to the Company's shareholders. Additionally, another 131,840 shares of HPX common stock will be issued to the Company's warrantholders upon exercise of the warrants. The Company's shareholders may also receive an additional 668,160 shares of HPX common stock, subject to (a) certain stock price objectives being met during the five years following the merger and (b) the continued employment of the Company's shareholders at the time of issuance. Also, the Company's shareholders would receive stock options for an additional 1,000,000 shares of HPX common stock which vest over three years.

     The merger is subject to approval by the HPX shareholders.

     In August 1996, the Company entered into a $7,500,000 unsecured credit facility with one of its principal lenders. The proceeds from this credit facility, along with available working capital, were used to make a $9,500,000 distribution to its shareholders in September 1996, prior to entering into the Merger Agreement.

                                   APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                 AGREEMENT AND
                             PLAN OF REORGANIZATION

                                  DATED AS OF
                               SEPTEMBER 13, 1996

                                       BY
                                      AND
                                     AMONG

                               HOMEPLEX MORTGAGE
                            INVESTMENTS CORPORATION,

                     MONTEREY HOMES CONSTRUCTION II, INC.,

                        MONTEREY HOMES ARIZONA II, INC.,

                                      AND

                          THE SHAREHOLDERS OF MONTEREY

                               TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----
I.      THE MERGER.........................................................................
        1.1   Merger.......................................................................
        1.2   Effect of the Merger.........................................................
        1.3   Status and Conversion of Securities..........................................
              (a)   Conversion of Monterey Common Stock into HPX Common Stock..............
              (b)   Merger Consideration...................................................
              (c)   Substitution of HPX Common Stock with Cash.............................
              (d)   Indemnification Fund...................................................
              (e)   Warrants...............................................................
              (f)   Contingent Stock.......................................................
              (g)   Fractional Shares......................................................
              (h)   Exchange of Certificates...............................................
              (i)   Reverse Stock Split....................................................
        1.4   HPX to Make Shares Available.................................................
        1.5   Further Documents............................................................
        1.6   Effective Date...............................................................
        1.7   Closing of Transfer Books....................................................
II.     SHAREHOLDER APPROVAL; PROXY AND REGISTRATION FILINGS...............................
        2.1   Shareholder Approval.........................................................
        2.2   Proxy and Registration Statements............................................
              (a)   Preparation of Proxy Statement.........................................
              (b)   Information Respecting HPX.............................................
              (c)   Information Respecting Monterey........................................
              (d)   Preparation of Registration Statement..................................
              (e)   Amendments to Proxy Statement and Registration Statement...............
III.    REPRESENTATIONS AND WARRANTIES.....................................................
        3.1   Representations and Warranties of Monterey...................................
              (a)   Due Incorporation, Good Standing and Qualification.....................
              (b)   Corporate Authority....................................................
              (c)   Capitalization.........................................................
              (d)   Options, Warrants and Rights...........................................
              (e)   Subsidiaries...........................................................
              (f)   Financial Statements...................................................
              (g)   No Material Change.....................................................
              (h)   Title to Properties; Home Inventory....................................
              (i)   Litigation.............................................................
              (j)   Intellectual Property Rights and Licenses..............................
              (k)   No Violation; Valid Consents...........................................
              (l)   Taxes..................................................................
              (m)   Contracts..............................................................
              (n)   Permits; Compliance with Law and Other Regulations.....................
              (o)   Insurance..............................................................
              (p)   Minute Books...........................................................
              (q)   Employees..............................................................
              (r)   Accuracy of Statements.................................................
              (s)   Agreements with Affiliates.............................................
              (t)   Environmental Matters..................................................

TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----
              (u)   Intent of Shareholders.................................................
              (v)   No Intent to Evade Tax Code............................................
              (w)   Ownership of HPX Common Stock after the Merger.........................
              (x)   Options to Acquire HPX Common Stock....................................
        3.2   Representations and Warranties of HPX........................................
              (a)   Due Incorporation, Good Standing and Qualification.....................
              (b)   Corporate Authority....................................................
              (c)   Capitalization.........................................................
              (d)   Options, Warrants and Rights...........................................
              (e)   Subsidiaries...........................................................
              (f)   Financial Statements...................................................
              (g)   No Material Change.....................................................
              (h)   Title to Properties....................................................
              (i)   Litigation.............................................................
              (j)   Intellectual Property Rights and Licenses..............................
              (k)   No Violation...........................................................
              (l)   Taxes..................................................................
              (m)   Contracts..............................................................
              (n)   Permits; Compliance with Law and Other Regulations.....................
              (o)   Insurance..............................................................
              (p)   Minute Books...........................................................
              (q)   Employees..............................................................
              (r)   SEC Reports............................................................
              (s)   Accuracy of Statements.................................................
              (t)   Status of HPX Common Stock to be Issued................................
              (u)   Recommendation of HPX Board of Directors...............................
              (v)   Agreements with Affiliates.............................................
              (w)   Environmental Matters..................................................
              (x)   Certain Income Tax Matters.............................................
IV.     COVENANTS..........................................................................
        4.1   Covenants of Monterey........................................................
              (a)   Preservation of Business...............................................
              (b)   Ordinary Course........................................................
              (c)   Books and Records......................................................
              (d)   No Organic Change......................................................
              (e)   No Issuance of Shares, Options, or Other Securities....................
              (f)   Compensation...........................................................
              (g)   Dividends and Distributions............................................
              (h)   Consents and Approvals.................................................
              (i)   Distributions..........................................................
        4.2   Covenants of HPX 24..........................................................
              (a)   Preservation of Business...............................................
              (b)   Ordinary Course........................................................
              (c)   Books and Records......................................................
              (d)   No Organic Change......................................................
              (e)   No Issuance of Shares, Options or Other Securities.....................
              (f)   Compensation...........................................................
              (g)   Dividends..............................................................
              (h)   Consents and Approvals.................................................

TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----
              (i)   Board of Directors.....................................................
        4.3   Additional Covenants of HPX..................................................
              (a)   Director Compensation..................................................
              (b)   Transactions with Affiliates...........................................
              (c)   Loans..................................................................
              (d)   Share Repurchases......................................................
              (e)   Independent Directors..................................................
              (f)   Registration of HPX Common Stock.......................................
              (g)   Residuals..............................................................
        4.4   Officers' and Directors' Indemnification.....................................
        4.5   Cooperation..................................................................
        4.6   No Solicitation..............................................................
        4.7   Reasonable Efforts; Access...................................................
        4.8   Public Announcements.........................................................
V.      CONDITIONS PRECEDENT TO OBLIGATIONS................................................
        5.1   Conditions Precedent to the Obligations of HPX...............................
              (a)   Accuracy of Representations and Warranties.............................
              (b)   Performance of Agreements; Monterey Transactions; Consents.............
              (c)   Shareholder Approval...................................................
              (d)   Opinion of Counsel for Monterey........................................
              (e)   No Material Adverse Change.............................................
              (f)   Litigation.............................................................
              (g)   Hart-Scott-Rodino Act..................................................
              (h)   Opinion from Investment Banker.........................................
              (i)   Tax Opinion............................................................
              (j)   Employment Agreements..................................................
              (k)   Registration Rights Agreements.........................................
              (l)   Warrants and Contingent Stock Agreement................................
              (m)   Certificates...........................................................
              (n)   Proceedings Satisfactory to Counsel....................................
        5.2   Conditions Precedent to the Obligations of Monterey..........................
              (a)   Accuracy of Representations and Warranties.............................
              (b)   Performance of Agreements; Consents....................................
              (c)   Opinion of Counsel for HPX.............................................
              (d)   No Material Adverse Change.............................................
              (e)   Litigation.............................................................
              (f)   Registration Under Securities Act of 1933 and Listing on Stock
                    Exchange...............................................................
              (g)   Hart-Scott-Rodino Act..................................................
              (h)   HPX Shareholder Approval...............................................
              (i)   Employment Agreements..................................................
              (j)   Registration Rights Agreements.........................................
              (k)   Warrants and Contingent Stock Agreement................................
              (l)   Resignations and Elections.............................................
              (m)   Tax Opinion............................................................
              (n)   Distributions..........................................................
              (o)   Certificates...........................................................
              (p)   Proceedings Satisfactory to Counsel....................................
              (q)   Change of Control Payments.............................................
              (r)   HPX Guaranty and Assumption............................................

TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----
VI.     WAIVER, MODIFICATION, TERMINATION..................................................
        6.1   Waivers......................................................................
        6.2   Modification.................................................................
        6.3   Termination..................................................................
        6.4   Effect of Termination........................................................
        6.5   Fees and Expenses............................................................
VII.    INDEMNIFICATION....................................................................
        7.1   Indemnification of HPX Interests.............................................
        7.2   Indemnification of the Monterey Shareholder's Interests......................
        7.3   HPX Committee................................................................
        7.4   Notice.......................................................................
        7.5   Indemnification Fund.........................................................
        7.6   Procedures...................................................................
        7.7   Arbitration..................................................................
        7.8   Limitations on Indemnification...............................................
VIII.   GENERAL............................................................................
        8.1   No Brokers or Finders........................................................
        8.2   Controlling Law..............................................................
        8.3   Notices......................................................................
        8.4   Binding Nature of Agreement; No Assignment...................................
        8.5   Entire Agreement.............................................................
        8.6   Paragraph Headings...........................................................
        8.7   Gender.......................................................................
        8.8   Survival of Representations and Warranties...................................
        8.9   Certain Definitions..........................................................

                                INDEX TO ANNEXES

Annex A  Opinion of Monterey Counsel
Annex B  Opinion of HPX Counsel

                               INDEX TO EXHIBITS


Exhibit A   Articles of Merger of HPX and Monterey
Exhibit B   Form of Employment Agreement
Exhibit C   Form of Registration Rights Agreement
Exhibit D   Form of Escrow and Contingent Stock Agreement
Exhibit E   Form of HPX Guaranty
Exhibit F   Form of Warrant Assumption Agreement


TABLE OF CONTENTS

                               INDEX TO SCHEDULES

Monterey Schedules
Schedule 3.1(a)     Due Incorporation, Good Standing and Qualification
Schedule 3.1(d)     Options, Warrants and Rights
Schedule 3.1(e)     Subsidiaries
Schedule 3.1(f)     Material Liabilities
Schedule 3.1(g)     Material Changes
Schedule 3.1(h)     Title to Properties; Home Inventory
Schedule 3.1(k)     No Violation; Valid Consents
Schedule 3.1(l)     Taxes
Schedule 3.1(m)     Contracts
Schedule 3.1(q)     Employees
Schedule 3.1(s)     Agreement with Affiliates
Schedule 3.1(t)     Environmental Matters
Schedule 3.1(w)     Ownership of HPX Common Stock
Schedule 4.1(b)     Ordinary Course
Schedule 4.1(d)     No Organic Change
Schedule 4.1(e)     No Issuance of Shares, Options or Other Securities
Schedule 4.1(f)     Compensation
Schedule 4.1(i)     Distributions
Schedule 8.1        Broker's Fees
HPX Schedules
Schedule 3.2(a)     Due Incorporation, Good Standing and Qualification
Schedule 3.2(d)     Options, Warrants and Rights
Schedule 3.2(e)     Subsidiaries
Schedule 3.2(m)     Contracts
Schedule 3.2(q)     Employees
Schedule 4.2(f)     Compensation
Schedule 8.1        Broker's Fees

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION is dated as of September 13, 1996, by and among Homeplex Mortgage Investments Corporation, a Maryland corporation ("HPX"), Monterey Homes Construction II, Inc., an Arizona corporation ("MHC II"), Monterey Homes Arizona II, Inc., an Arizona corporation ("MHA II," together with MHC II individually a "Monterey Company" and collectively "Monterey"), and the shareholders of Monterey listed on the signature pages hereto (collectively, the "Monterey Shareholders").

     WHEREAS, prior to the date hereof, Monterey Homes Corporation, an Arizona corporation ("MHC") and Monterey Management, Inc., an Arizona corporation ("MMI"), were merged with and into MHC II and MHA II, respectively (the "Monterey Mergers") (the term "Monterey" shall include MHC and MMI before the Monterey Mergers);

     WHEREAS, prior to the Effective Date, each of MHC II and MHA II shall form a wholly-owned subsidiary ("Newco I" and "Newco II") to which MHC II and MHA II shall transfer and convey substantially all of its respective assets and liabilities (the "Monterey Drop Down") (the Monterey Mergers and the Monterey Drop Down are herein collectively referred to as the "Monterey Transactions");

     WHEREAS, the parties hereto desire that after the consummation of the Monterey Transactions each of MHC II and MHA II be merged with and into HPX upon the terms and conditions of this Agreement.

     NOW, THEREFORE, the parties hereto hereby approve and adopt this Agreement as a Plan of Reorganization and do mutually covenant and agree as follows:

I.  THE MERGER

     1.1 MERGER. On the Effective Date (as that term is hereinafter defined), each of MHC II and MHA II (individually a "Monterey Merging Company") shall be merged with and into HPX, which will be the surviving corporation of the merger, pursuant to the Articles of Merger attached as Exhibit A hereto (collectively, the "Merger").

     1.2 EFFECT OF THE MERGER. On the Effective Date:

          (a) HPX as surviving corporation of the Merger shall change its name to "Monterey Homes Corporation;"

          (b) the Articles of Incorporation of HPX, as in effect immediately prior to the Effective Date, except as amended by the Articles of Merger attached as Exhibit A hereto, shall be the Articles of Incorporation of HPX as the surviving corporation of the Merger until thereafter amended; and

          (c) the bylaws of HPX, as in effect immediately prior to the Effective Date, shall be the bylaws of HPX as the surviving corporation of the Merger until thereafter amended. Subject to the foregoing, the additional effects of the Merger shall be as provided in the applicable provisions of the Maryland Corporations and Associations Code (the "MCAC") and the Arizona Business Corporation Act ("ABCA").

     1.3 STATUS AND CONVERSION OF SECURITIES.

     (a) CONVERSION OF MONTEREY COMMON STOCK INTO HPX COMMON STOCK. On the Effective Date, each share of common stock of each Monterey Merging Company (collectively the "Monterey Common Stock") issued and outstanding on the Effective Date, by reason of the Merger and without any action on the part of the holders thereof, shall be converted into the Merger Consideration Per Share (as defined below), except that any shares of Monterey Common Stock owned by HPX or held in the treasury of a Monterey Merging Company shall be cancelled and all rights in respect thereof shall cease to exist and no Merger Consideration or other property shall be issued in respect thereof.

     (b) MERGER CONSIDERATION. The term "Merger Consideration Per Share" shall mean for each Monterey Merging Company the Merger Consideration divided by the number of issued and outstanding shares of common stock of such Monterey Merging Company at the Effective Date. The term "Merger Consideration" shall mean for each Monterey Merging Company (i) a number of shares of common stock of HPX ("HPX Common Stock") equal to (x) the book value of such Monterey Merging Company as of the Effective Date as determined in accordance with generally accepted accounting principles ("GAAP") consistent with those used in connection with Monterey's financial statements referred to in Section 3.1(f) (but reflecting adjustments for warranty reserve, overhead absorption, amortization of capitalized debt costs and deferred bonus as agreed to by the parties prior to the date hereof) and certified by the President and Chief Financial Officer of Monterey (a "Monterey Merging Company Book Value") multiplied by (y) a factor of 3.0 and divided by (z) the fully diluted book value (after giving effect to any outstanding stock options, whether vested or not, which dilute book value (after consideration of any amounts accrued for the related dividend equivalent rights)) per share of HPX Common Stock (the "HPX Book Value") as of the Effective Date as determined in accordance with GAAP in a manner consistent with those used in connection with the HPX's financial statements referred to in Section 3.2(f) and certified by the Chief Executive Officer and Chief Financial Officer of HPX; provided, however, in the event the sum of the Monterey Merging Companies Book Values used in clause (x) as initially determined by Monterey and subsequently verified by KPMG Peat Marwick LLP shall be less than $2,500,000, the Monterey Shareholders shall contribute cash to the Monterey Companies in the amount of such shortfall, and if such sum shall be more than $2,500,000, the Monterey Companies shall distribute such excess in cash to the Monterey Shareholders, and (ii) a pro rata number of shares of Contingent Stock to be released at the times and subject to the terms set forth in Section 1.3(f)). As soon as practicable, Ernst & Young LLP shall certify to the HPX Book Value as of the Effective Date. In the event that the HPX Book Value as determined by its independent auditors varies from the determination made by HPX, the Merger Consideration shall be increased or decreased, as the case may be, by the total amount of such difference (an "Adjustment Amount"). If the Adjustment Amount increases the amount of Merger Consideration, HPX shall pay in HPX Common Stock (valued at the HPX Book Value) the Adjustment Amount within five business days after the Adjustment Amount is determined to the Monterey Shareholders. If the Adjustment Amount decreases the amount of Merger Consideration, the Monterey Shareholders shall remit to HPX within five business days after the Adjustment Amount is determined an amount in HPX Common Stock (valued at the HPX Book Value) equal to the Adjustment Amount. Notwithstanding the foregoing, for the purposes of computing the Book Values of each Monterey Merging Company and HPX to be used in the above calculations, all direct expenses related to the Merger are to be treated as if they have been capitalized. Such direct merger expenses are expected to include, among other things, fees payable to accountants and attorneys, filing, printing and mailing costs of the Proxy and Registration Statement, Hart-Scott-Rodino fees and the fees referred to in Schedule 8.1.

     (c) SUBSTITUTION OF HPX COMMON STOCK WITH CASH. HPX shall have the right to substitute an amount of cash equal to the HPX Book Value, as determined above, for as many shares of HPX Common Stock to be issued to the Monterey Shareholders, as HPX determines, in its reasonable discretion, to be necessary to preserve the net operating loss carryovers, capital loss carryovers and built-in losses to which HPX is entitled pursuant to the Internal Revenue Code of 1986, as amended (the "Code") and the regulations thereunder (taking into account the HPX Common Stock to be issued in the Merger and all options previously outstanding and to be issued in connection with the Merger) upon written notice to Monterey; provided, however, that the maximum amount of cash that can be substituted by HPX hereunder shall be an amount equal to the HPX Book Value times 200,000. Any substitution shall be made, as nearly as practicable, on a pro rata basis.

     (d) INDEMNIFICATION FUND. HPX shall initially retain from the Merger Consideration, in the same proportion as the Merger Consideration is to be delivered to the Monterey Shareholders pursuant to Section 1.3(b), as security for the indemnification obligations under Article VII, a number of shares of HPX Common Stock issued in the names of the Monterey Shareholders equal to $500,000 divided by the average closing price for the last five trading days of HPX Common Stock (the "Trading Average") ending with the Effective Date (the "Indemnification Fund"). Every six months thereafter, the Indemnification Fund shall be valued at the Trading Average ending with the last day of each six-month period, with the Monterey Shareholders delivering additional shares of HPX Common Stock or receiving back excess shares of HPX Common Stock to maintain such $500,000 level less any amount previously applied to a Loss (as defined in

Section 7.1) as of the end of each period. The Monterey Shareholders may at any time deposit cash with HPX to replace all or a portion of the shares of HPX Common Stock retained by HPX hereunder as all or part of the Indemnification Fund. If shares of HPX Common Stock are applied to the Monterey Shareholders' indemnification obligation, such shares shall be valued as of the immediately preceding valuation date. To the extent not applied to or reserved for such indemnification obligations as provided under Article VII, HPX will release the Indemnification Fund in the same proportion as the Merger Consideration was delivered to the Monterey Shareholders pursuant to Section 1.3(b) on the second anniversary of the Effective Date. The Monterey Shareholders shall be entitled to vote the shares of HPX Common Stock held in the Indemnification Fund.

     (e) WARRANTS. HPX shall also retain from the Merger Consideration in escrow 16.48% of the shares of HPX Common Stock (the "Warrant Stock") issued in the names of the Monterey Shareholders pursuant to Section 1.3(b)(i) for delivery upon the exercise or expiration of warrants to purchase the common stock of MHA II (the "Warrants"), by the holders of the Warrants (the "Warrantholders"). The retention and disbursement of the Warrant Stock (and the exercise proceeds, if any) by HPX shall be governed by a mutually satisfactory agreement among the parties hereto.

     (f) CONTINGENT STOCK. In addition, HPX shall be obligated to issue up to an aggregate of 800,000 shares of HPX Common Stock (the "Contingent Stock") pursuant to a mutually satisfactory agreement among the parties hereto. Pursuant to such agreement, 131,840 shares of the Contingent Stock shall be reserved for issuance upon the exercise of the Warrants held by the Warrantholders (the "Contingent Warrant Stock"). Upon the exercise of a Warrant, the Warrantholder shall receive the number of Shares of Contingent Warrant Stock allocable on a pro rata basis to the Warrant exercised. To the extent any Warrants remain unexercised and expire, any remaining shares of Contingent Warrant Stock shall be issued and released to the Monterey Shareholders. The agreement will provide that the Contingent Stock (other than the Contingent Warrant Stock) shall be issued and released pro rata to each Monterey Shareholder if the price of HPX Common Stock reaches certain levels (as described below) during the five year period following the Effective Date, and if, at the time of such release, such Monterey Shareholder is still employed with HPX pursuant to his Employment Agreement, a form of which is attached hereto as Exhibit B, or such Monterey Shareholder has been terminated without Cause (as defined in such Employment Agreement). The agreement will provide that the Contingent Stock (other than the Contingent Warrant Stock) shall be issued and released as follows: (i) if the closing price of the HPX common stock on the New York Stock Exchange (the "HPX Stock Price") averages $1.75 for twenty consecutive trading days at any time during the five year period following the Effective Date, then 134,828 shares of Contingent Stock will be released as soon as practicable but only after the first anniversary of the Effective Date; (ii) if the HPX Stock Price averages $2.50 for twenty consecutive trading days at any time during the five year period following the Effective Date, then an additional 266,666 shares of Contingent Stock will be released as soon as practicable but only after the second anniversary of the Effective Date; and (iii) if the HPX Stock Price averages $3.50 for twenty consecutive trading days at any time during the five year period following the Effective Date, then the remaining 266,666 shares of Contingent Stock will be released as soon as practicable but only after the third anniversary of the Effective Date. To illustrate the above, assume that the Effective Date is December 31, 1996 and that the Monterey Shareholders continue their employment through all the release dates mentioned below. If the HPX Stock Price averages $1.75 for twenty consecutive trading days during the first quarter of 1997, 134,828 shares of Contingent Stock will be released to the Monterey Shareholders on January 1, 1998. If, instead, the HPX Stock Price first averages $1.75 for twenty consecutive trading days on June 30, 1999, 134,828 shares of the Contingent Stock will be released on that date or as soon thereafter as is practicable. If the HPX Stock Price averages $3.50 for twenty consecutive trading days in the first quarter of 1997, then 134,828 shares of Contingent Stock will be released on January 1, 1998, 266,666 shares of Contingent Stock will be released on January 1, 1999, and the remaining 266,666 shares of Contingent Stock will be released on January 1, 2000.

     (g) FRACTIONAL SHARES. Certificates for fractional shares of HPX Common Stock shall not be issued. The total number of shares of HPX Common Stock that the Monterey Shareholders shall have a right to receive under this Agreement will be rounded up to the nearest whole share of HPX Common Stock.

     (h) EXCHANGE OF CERTIFICATES. After the Effective Date, each holder, other than HPX, of an outstanding certificate or certificates theretofore representing shares of Monterey Common Stock (the "Monterey Stock Certificates"), upon surrender thereof, together with such supporting documentation as HPX shall reasonably require, to such bank, trust company or other person, including HPX, as shall be designated by HPX (the "Exchange Agent"), shall be entitled to receive in exchange therefor a certificate or certificates representing the appropriate number of whole shares of HPX Common Stock into which the shares of Monterey Common Stock theretofore represented by such surrendered certificate or certificates shall have been converted. Until so surrendered, each outstanding certificate theretofore representing shares of Monterey Common Stock shall be deemed for all purposes, other than the payment of dividends or other distributions, if any, in respect of HPX Common Stock to represent the number of whole shares of HPX Common Stock into which the shares of Monterey Common Stock theretofore represented thereby shall have been converted. No dividend or other distribution, if any, payable to holders of shares of HPX Common Stock shall be paid to the holders of certificates theretofore representing shares of Monterey Common Stock; provided, however, that upon surrender and exchange of Monterey Stock Certificates there shall be paid to the record holders of the stock certificate or certificates issued in exchange therefor, the amount, without interest thereon, of dividends and other distributions, if any, which theretofore but subsequent to the Effective Date have become payable with respect to the number of whole shares of HPX Common Stock into which the shares of Monterey Common Stock theretofore represented thereby shall have been converted. If any certificate for shares of HPX Common Stock is to be issued in a name other than that in which the certificate, which immediately prior to the Effective Date represented shares of Monterey Common Stock, surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for such shares of HPX Common Stock in a name other than that of the registered holder of any such certificate surrendered.

     (i) REVERSE STOCK SPLIT. In the event that the one-for-three reverse stock split referred to in Section 5.1(c)(i) is approved by the shareholders of HPX and is effected, all the per share calculations referred to in this Agreement and the other agreements referred to herein shall be proportionately adjusted, as nearly as practicable.

     1.4 HPX TO MAKE SHARES AVAILABLE. Promptly after the Effective Date, HPX shall make available, by causing to be transferred to the Exchange Agent, for the benefit of the Monterey Shareholders, such number of shares of HPX Common Stock as shall be required for conversion in accordance with this Agreement and such shares shall be delivered to the Monterey Shareholders as provided herein.

     1.5 FURTHER DOCUMENTS. From time to time on and after the Effective Date, as and when requested by HPX or its successors or assigns, the appropriate officers and directors of Monterey as of the Effective Date shall, for and on behalf and in the name of Monterey or otherwise, execute and deliver all such deeds, bills of sale, assignments and other instruments, and shall take or cause to be taken such further or other actions as HPX or its successors or assigns may deem necessary or desirable in order to confirm of record or otherwise to HPX title to and possession of all of the properties, rights, privileges, powers, franchises and immunities of Monterey and otherwise to carry out fully the provisions and purposes of this Agreement.

     1.6 EFFECTIVE DATE. Subject to and in accordance with the MCAC and the ABCA, the Articles of Merger attached hereto as Exhibit A with respect to the Merger shall be filed with the Secretary of State of the State of Maryland and the Corporation Commission of the State of Arizona at the earliest possible date following the satisfaction or waiver of all conditions precedent which is the last business day of a calendar month. The Merger shall become effective on the date and time (the "Effective Date") the Articles of Merger attached as Exhibit A hereto are filed with respect to the Merger; provided, however, that in no event shall the Effective Date be prior to December 31, 1996.

     1.7 CLOSING OF TRANSFER BOOKS. From and after the Effective Date, the stock transfer books of Monterey shall be closed and no transfer of shares of Monterey Common Stock shall thereafter be made.

II.  SHAREHOLDER APPROVAL; PROXY AND REGISTRATION FILINGS

     2.1 SHAREHOLDER APPROVAL. As promptly as practicable, a meeting of the shareholders of HPX shall be held in accordance with the MCAC to consider and act upon, among other things, the adoption of this Agreement and the other matters referred to in Section 5.1(c). Subject to fiduciary duties under applicable law, the HPX Board of Directors shall recommend and HPX shall use its reasonable best efforts to obtain the shareholder approvals referred to in
Section 5.1(c).

     2.2 PROXY AND REGISTRATION STATEMENTS.

     (a) PREPARATION OF PROXY STATEMENT. HPX and Monterey shall prepare and HPX shall file with the Securities and Exchange Commission (the "SEC") a proxy statement (the "Proxy Statement") and related proxy material to be used in connection with the meeting of the shareholders of HPX referred to in Section 2.1.

     (b) INFORMATION RESPECTING HPX. HPX shall furnish information about HPX for inclusion in the Proxy Statement and the Registration Statement (as defined below). HPX represents and warrants that the information so furnished will not as of the time the Proxy Statement is mailed and on the date of the meeting of shareholders of HPX referred to in Section 2.1 contain any statement which, in the light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading.

     (c) INFORMATION RESPECTING MONTEREY. Monterey shall furnish information about Monterey for inclusion in the Proxy Statement and the Registration Statement. Monterey represents and warrants that the information so furnished will not as of the time the Proxy Statement is mailed and on the date of the meeting of shareholders of HPX referred to in Section 2.1 hereof contain any statement which, in the light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading.

     (d) PREPARATION OF REGISTRATION STATEMENT. HPX shall prepare and file a registration statement, including a form of prospectus (which shall include the Proxy Statement), and one or more amendments thereto, on Form S-4 or other appropriate form covering the shares of HPX Common Stock into which the outstanding shares of Monterey Common Stock are to be converted as set forth in
Section 1.3 of this Agreement, including the Contingent Stock and the Warrant Stock and shall use reasonable efforts to cause the registration statement to become effective as promptly as practicable. HPX shall deliver to Monterey copies of the registration statement and each amendment thereto filed or proposed to be filed (and of each related preliminary prospectus). The registration statement and the prospectus, as amended at the time the registration statement becomes effective, are herein called the "Registration Statement" and the "Prospectus." HPX shall advise Monterey (i) when the Registration Statement or any post-effective amendment thereto shall have become effective and when any amendment of or supplement to the Prospectus is filed with the SEC, (ii) when the SEC shall make a request or suggestion for any amendment to the Registration Statement or the Prospectus or for additional information and the nature and substance thereof, and (iii) of the issuance by the SEC of a stop order suspending the effectiveness of the Registration Statement, and shall use reasonable efforts to prevent the issuance of a stop order, and if such an order shall be issued, to obtain the withdrawal thereof at the earliest possible time. HPX represents and warrants to Monterey that the Registration Statement and the Prospectus (including the information therein provided by Monterey and assuming its accuracy and completeness) and any other amendments and supplements thereto, will, when they become effective, comply as to form in all material respects to the requirements of the Securities Act of 1933, as amended, and the rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that HPX makes no representation or warranty as to statements or omissions therein relating to Monterey.

     (e) AMENDMENTS TO PROXY STATEMENT AND REGISTRATION STATEMENT. If, at any time prior to the meeting of the shareholders of HPX, it shall be necessary to amend or supplement the Proxy Statement or the Registration Statement to correct any statement or omission with respect to HPX or Monterey in order to comply with any applicable legal requirements, HPX or Monterey, as the case may be, shall supply the necessary information. To the extent necessary to comply with applicable legal requirements, HPX shall amend or supplement the Proxy Statement and the Registration Statement.

III.  REPRESENTATIONS AND WARRANTIES

     3.1 REPRESENTATIONS AND WARRANTIES OF MONTEREY. Each of Monterey and the Monterey Shareholders represents and warrants to HPX as follows:

          (a) DUE INCORPORATION, GOOD STANDING AND QUALIFICATION. Each Monterey Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted. Each Monterey Company is not subject to any material disability or liability by reason of the failure to be duly qualified as a foreign corporation for the transaction of business or to be in good standing under the laws of any jurisdiction. Schedule 3.1(a) sets forth each jurisdiction in which each Monterey Company is qualified to do business.

          (b) CORPORATE AUTHORITY. Each Monterey Company has the corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby (which for all purposes hereof shall include the Monterey Drop Down). The Board of Directors of each Monterey Company and the Monterey Shareholders have unanimously approved and duly authorized the execution, delivery and performance of this Agreement, the Merger and the other transactions contemplated hereby.

          (c) CAPITALIZATION. The authorized capitalization of MHC II consists solely of 2,000,000 shares of common stock, par value $.00017 per share, of which 1,155,832 shares are validly issued and outstanding, fully paid and non-assessable; and the authorized capitalization of MHA II consists solely of 2,000,000 shares of common stock, par value $.0007 per share, of which 871,944 shares are validly issued and outstanding, fully paid and non-assessable. All of the outstanding Monterey Common Stock is owned by the Monterey Shareholders, free and clear of all claims, liens, charges and encumbrances.

          (d) OPTIONS, WARRANTS AND RIGHTS. Except as set forth in Schedule 3.1(d), Monterey has no outstanding options, warrants, or other rights to purchase, or convert any obligation into, any shares of Monterey capital stock. Upon the Effective Date, the Warrants shall represent the right to acquire an aggregate of not more than 16.48% of the shares of HPX Common Stock to be issued to the Monterey Shareholders pursuant to Section 1.3(b)(i) and 131,840 shares of Contingent Warrant Stock, subject to further adjustment for events occurring after the Effective Date pursuant to that certain Warrant Agreement dated October 17, 1994.

          (e) SUBSIDIARIES. Except as set forth on Schedule 3.1(e), Monterey does not directly or indirectly own an interest in any other person, corporation, partnership, joint venture or other business association.

          (f) FINANCIAL STATEMENTS. The combined balance sheets of Monterey, as of December 31, 1995 and 1994 and the combined statements of earnings, shareholders' equity and cash flows of Monterey for the three years ended December 31, 1995 and all related schedules and notes to the foregoing, have been certified by KPMG Peat Marwick LLP, independent auditors. The foregoing financial statements and the unaudited combined balance sheet of Monterey as of June 30, 1996 and the unaudited combined statements of earnings and shareholders' equity of Monterey for the six months ended June 30, 1996 and related schedules and notes to the foregoing, have been prepared in accordance with GAAP applied on a consistent basis, are correct and complete and fairly present in all material respects the financial condition, results of operations and changes in financial condition and shareholders' equity of Monterey for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in Schedule 3.1(f), Monterey does not have any material liabilities or obligations of a type which would be included in a balance sheet (or the notes thereto) prepared in accordance with GAAP, whether related to tax or non-tax matters, accrued or contingent, due or not yet due, liquidated or unliquidated, or otherwise except as and to the extent disclosed or reflected in the most recent historical combined balance sheets of Monterey or incurred since the date thereof in the ordinary course of business.

          (g) NO MATERIAL CHANGE. Except as set forth in Schedule 3.1(g), since June 30, 1996, there has not been (i) any material adverse change in the financial condition, business, properties, assets or results of operations of Monterey, taken as a whole (other than changes resulting from general economic or market conditions over which Monterey has no control), (ii) any loss or damage (whether or not covered by insurance) to any of the assets or properties of Monterey which materially affects or impairs its ability to conduct its business, (iii) any event or condition of any character which has materially and adversely affected the business or prospects (financial or otherwise) of Monterey (other than changes resulting from general economic or market conditions over which Monterey has no control), or (iv) any mortgage or pledge of any material amount of the assets or properties of Monterey, or any indebtedness incurred by Monterey other than indebtedness to fund the Distributions referred to in Section 4.1(i) and indebtedness, not material in the aggregate to Monterey, incurred in the ordinary course of business.

          (h) TITLE TO PROPERTIES; HOME INVENTORY. Monterey has good and marketable title to all of its material real and personal properties, including all properties reflected in the most recent combined balance sheet listed in Section 3.1(f), or acquired subsequent to the dates thereof (except properties disposed of subsequent to such dates in the ordinary course of business). Except as set forth in Schedule 3.1(h), such assets and properties are not subject to any mortgage, pledge, lien, claim, encumbrance, charge, security interest or title retention or other security arrangement except for assets and properties subject to leases and liens for the payment of federal, state and other taxes, the payment of which is neither delinquent nor subject to penalties (other than those being contested in good faith), and except for other liens and encumbrances incidental to the conduct of the business of Monterey or the ownership of its assets or properties which were not incurred in connection with the borrowing of money or the obtaining of advances, and which do not in the aggregate materially detract from the value of the assets or properties of Monterey or materially impair the use thereof in the operation of its business, except as disclosed in the most recent combined balance sheet (including the notes thereto) listed in Section 3.1(f). All leases pursuant to which Monterey leases any material amount of real or personal property are valid and effective in accordance with their respective terms. Schedule 3.1(h) sets forth a true and complete summary as of June 30, 1996 by dollar amounts of all lots and work in process (including related debt), and backlog of home purchase contracts of the Monterey Companies. The lot inventory and work in process included in the most recent combined balance sheet listed in Section 3.1(f) properly reflect the recorded value of such lots and work in process in accordance with GAAP and the Monterey Companies normal inventory valuation policy of stating inventories at the lower of cost or market.

          (i) LITIGATION. There are no claims, actions, suits, proceedings, arbitrations or other litigation pending or, to the knowledge of Monterey or the Monterey Shareholders, threatened against or directly affecting Monterey, at law or in equity, or before or by any federal, state, municipal or other department, commission, board, bureau, agency or instrumentality which, if determined adversely to Monterey, would individually or in the aggregate have a material adverse effect on the business, assets, properties, operations or prospects or on the condition, financial or otherwise, of Monterey, taken as a whole.

          (j) INTELLECTUAL PROPERTY RIGHTS AND LICENSES. Monterey is not subject to any material disability or liability by reason of its failure to possess any trademark, trademark right, trade name, trade name right or license.

          (k) NO VIOLATION; VALID CONSENTS. Except as set forth in Schedule 3.1(k), the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not violate, require a consent or result in a breach by Monterey of, or constitute a default under, or conflict with, or cause any acceleration of any material obligation with respect to (i) any provision or restriction of any charter or bylaw of Monterey, or (ii) any provision or restriction of any material loan, indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, award, decree, law, statute, ordinance or regulation or any other material restriction of any kind or character to which any material assets or properties of Monterey is subject or by which Monterey is bound. Monterey has received valid and irrevocable consents to this Agreement, the Monterey Transactions, the Distributions referred to in Section 4.1(i) and the other transactions contemplated hereby from the requisite holders of the 13.0% Senior Subordinated Notes Due 2001 issued by MMI (the "Notes").

          (l) TAXES. Except as set forth in Schedule 3.1(l), Monterey has filed all material federal, state, foreign, local and other tax returns and reports required to be filed, and has paid in full all taxes and assessments required to be shown as due thereon (together with all interest, penalties, assessments and deficiencies assessed in connection therewith which have become due or are not being contested in good faith). Such tax returns and reports are correct in all material respects. The amounts set up as reserves for taxes on the financial statements described in Section 3.1(f) above are sufficient in the aggregate for the payment of all unpaid taxes (including any interest or penalties thereon) whether or not disputed, accrued or applicable. There is no material dispute, claim, ongoing audit or administrative proceeding concerning any tax liability of Monterey either (i) claimed or raised by any authority in writing or (ii) as to which Monterey or the Monterey Shareholders have knowledge based upon personal contact with any agent of such authority. Monterey is not a party to any tax allocation or sharing agreement. Monterey (i) has not been a member of an affiliated group filing a consolidated federal income tax return and (ii) does not have any liability for the taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise. Each Monterey Company is an "S corporation" under the Code, has had in effect since its respective corporate inception a valid, binding, timely filed election to be taxed pursuant to Subchapter S of the Code, and is not liable for any federal income taxes as a "C-corporation" under the Code.

          (m) CONTRACTS. Except as set forth in Schedule 3.1(m), Monterey is not a party to (i) any plan or contract providing for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments or profit sharing, (ii) any collective bargaining or other contract or agreement with any labor union, (iii) any material lease, installment purchase agreement or other contract with respect to any real or personal property used or proposed to be used in its operations, except, in each case, items included within aggregate amounts disclosed in the most recent combined balance sheet listed in Section 3.1(f), (iv) any employment agreement or other similar arrangement not terminable upon thirty (30) days or less notice without penalty to it or providing for any severance, termination or other payment or benefit upon a change in control of any Monterey Company, (v) any contract or agreement for the purchase of any commodity, material, fixed asset or equipment in excess of $100,000 or any contract or agreement creating an obligation of $100,000 or more in each case which by its terms does not terminate or is not terminable without penalty to it within one year after the date hereof (excluding for purposes hereof home sales contracts, subcontractors' agreements, real property option agreements and real property purchase agreements in the ordinary course of business), (vi) any loan agreement, indenture, promissory note, conditional sales agreement or other similar type of arrangement, (vii) any material license agreement, or (viii) any contract which is reasonably likely to result in a material loss or obligation to it. Except as disclosed in Schedule 3.1(m), all material contracts, agreements and other arrangements to which Monterey is a party are valid and enforceable in accordance with their terms; Monterey has performed all material obligations required to be performed to date; Monterey is not in material default or in arrears under the terms of any of the foregoing; and to the knowledge of Monterey and the Monterey Shareholders, no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute a material default under any of them.

          (n) PERMITS; COMPLIANCE WITH LAW AND OTHER REGULATIONS. Monterey has all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease, develop, sell and operate its properties and to carry on its business as it is now being conducted (collectively, the "Monterey Permits"), and there is no action, proceeding or, to the knowledge of Monterey, investigation pending or threatened regarding suspension or cancellation of any of the Monterey Permits. Since December 31, 1992, Monterey has not been subject to or have been threatened with any material fine, penalty, liability or disability as the result of its failure to comply with any requirement of federal, state, local or foreign law or regulation (including those relating to the employment of labor) or any requirement of any governmental body or agency having jurisdiction over it, its properties, the conduct of its business, the use of its assets and properties or any premises occupied by it.

          (o) INSURANCE. Monterey maintains in full force and effect insurance coverage on its assets, properties, premises, operations and personnel in such amounts and against such risks and losses as are adequate and customary for the business engaged in by Monterey.

          (p) MINUTE BOOKS. The minute books of Monterey previously provided to HPX accurately reflect all actions taken by its shareholders and directors, as such, since incorporation.

          (q) EMPLOYEES. Except as set forth in Schedule 3.1(q), Monterey has never maintained or contributed to any "employee benefit plan," as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including, without limitation, any stock option plan, stock purchase plan, defined benefit plan, deferred compensation plan or other similar employee benefit plan. With respect to each plan listed on such Schedule, Monterey has performed all material obligations required to be performed by it under each such plan, each such plan has been established and maintained in all material respects in accordance with its terms and all applicable statutes and regulations and there exist no unfunded liabilities with respect to any of such plans. Monterey has never contributed to any "multi-employer pension plan," as such term is defined in Section 3(37)(A) of ERISA.

          (r) ACCURACY OF STATEMENTS. To the best knowledge of the Monterey Shareholders and Monterey, neither this Agreement (including the Schedules hereto) nor any certificate furnished or to be furnished by Monterey or the Monterey Shareholders to HPX in connection with this Agreement or any of the transactions contemplated hereby contains or will contain an untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they are made, not misleading.

          (s) AGREEMENTS WITH AFFILIATES. Except as set forth in Schedule 3.1(s), Monterey is not a party to any material agreement or contract with any Affiliate of Monterey or HPX, other than this Agreement. For purposes of this Agreement, the term "Affiliate" means, with respect to any person,
     (i) each person that, directly or indirectly, owns or controls, whether beneficially or as a trustee, guardian or other fiduciary, 5% or more of the shares having ordinary voting power in the election of directors of such person, (ii) each person that controls, is controlled by or is under common control with such person or any Affiliate of such person or (iii) each of such person's officers, directors, joint venturers and partners.

          (t) ENVIRONMENTAL MATTERS. Except as set forth in Schedule 3.1(t), to the knowledge of Monterey and the Monterey Shareholders, (i) the properties, operations, and activities of Monterey are in compliance in all material respects with all applicable Environmental Laws (as defined below); (ii) Monterey and the properties and operations of Monterey are not subject to any existing, pending, or threatened action, suit, claim, investigation, inquiry, or proceeding by or before any governmental entity under any Environmental Laws; (iii) all material notices, permits, licenses, or similar authorizations, if any, required to be obtained or filed by Monterey under any Environmental Laws in connection with any aspect of the business of Monterey have been duly obtained or filed and will remain valid and in effect after the Effective Date and Monterey is in material compliance with the terms and conditions of all such notices, permits, licenses, and similar authorizations; (iv) there are no physical or environmental conditions existing on any property of Monterey or resulting from the operations or activities of Monterey, past or present, at any location, that would give rise to any material on-site or off-site remedial obligations imposed on Monterey under any Environmental Laws; (v) there has been no material release of hazardous substances or any pollutant or contaminant into the environment by Monterey; and (vi) Monterey has made available to HPX all internal and external environmental audits and studies and all correspondence on substantial environmental matters in the possession of Monterey relating to any of the current or former properties or operations of Monterey.

          For purposes of this Agreement, the term "Environmental Laws" means any and all laws, statutes, ordinances, rules, regulations, or orders of any governmental entity pertaining to health or the environment currently in effect in any and all jurisdictions in which the parties hereto own property or conduct business, including without limitation, the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 ("CERCLA"), as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990, any state laws implementing the foregoing federal laws, and all other environmental conservation or protection laws. For purposes of this Agreement, the terms "hazardous substance" and "release" have the meanings specified in CERCLA and RCRA, and the term "disposal" has the meaning specified in RCRA; provided, however, that to the extent the laws of the state in which the property is located establish a meaning for "hazardous substance," "release," or "disposal" that is broader than that specified in either CERCLA or RCRA, such broader meaning will apply.

          (u) INTENT OF SHAREHOLDERS. Except for dispositions to the Warrantholders upon the exercise of the Warrants, the Monterey Shareholders have no present plan or intention to sell, exchange or otherwise dispose of any of the shares of HPX Common Stock to be received by them in exchange for the shares of outstanding Monterey Common Stock, and will have no such plan or intention on and as of the Effective Date.

          (v) NO INTENT TO EVADE TAX CODE. No economic direct or indirect ownership interest in shares of HPX Common Stock, either before or after the Merger, has been, or will be on and after the Merger, structured by any individual Monterey Shareholder, or entity (as defined in the Treasury Regulations (the "Tax Regulations") promulgated under Section 382 of the Code, hereinafter "Entity") which includes a Monterey Shareholder, to avoid treating an individual or Entity as a "5-Percent Shareholder" (as defined in the Tax Regulations) of HPX, or to permit HPX to rely on the presumption provided in Section 1.382-2T(g)(5)(i)(B) of the Tax Regulations (regarding the treatment of 5-Percent Shareholders who reduce their ownership interest in a loss corporation to less than 5%), for a principal purpose of circumventing the limitation of Section 382 of the Code with respect to HPX.

          (w) OWNERSHIP OF HPX COMMON STOCK AFTER THE MERGER. Except as set forth in Schedule 3.1(w), the HPX Common Stock to be acquired by the Monterey Shareholders in the Merger will be (i) the only HPX Common Stock owned by the Monterey Shareholders, and (ii) the only HPX Common Stock whose ownership can be attributed (pursuant to Section 382 of the Code or the Tax Regulations) to the Monterey Shareholders.

          (x) OPTIONS TO ACQUIRE HPX COMMON STOCK. Except for the agreement referred to in Section 1.3(e) with respect to the Warrants, no person will have an immediate or contingent right to acquire any of the HPX Common Stock acquired by the Monterey Shareholders pursuant to a purchase agreement, option, pledge, security agreement or any other type of instrument, other than pursuant to an option, pledge and/or security agreement in a typical lending transaction subject to customary commercial conditions which is described in Section 1.382-4(d)(7)(ii) of the Tax Regulations.

     3.2 REPRESENTATIONS AND WARRANTIES OF HPX. HPX represents and warrants to Monterey and the Monterey Shareholders as follows:

          (a) DUE INCORPORATION, GOOD STANDING AND QUALIFICATION. HPX and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted. Neither HPX nor any of its subsidiaries is subject to any material disability or liability by reason of the failure to be duly qualified as a foreign corporation for the transaction of business or to be in good standing under the laws of any jurisdiction. Schedule 3.2(a) sets forth each jurisdiction in which HPX and its subsidiaries are qualified to do business.

          (b) CORPORATE AUTHORITY. HPX has the corporate power and authority to enter into this Agreement and (subject to requisite approval of the shareholders of HPX) to carry out the transactions contemplated hereby. The Board of Directors of HPX has duly authorized the execution, delivery and performance of this Agreement, the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement, the Merger and the other transactions contemplated hereby have been approved by a committee of all the disinterested directors of HPX within the meaning of Section 10-2741(D) of the ABCA, to the extent such statutory provision is applicable to HPX. The Board of Directors of HPX has adopted a resolution that any business combination with any Monterey Shareholder or any affiliate thereof shall be exempted from the provisions of Section 3-602 of the MCAC and that the shares of HPX Common Stock to be issued hereunder shall not be deemed to be "control shares" within the meaning of Section 3-701 of the MCAC. The Merger requires the approval of the holders of a majority of the issued and outstanding shares of HPX Common Stock.

          (c) CAPITALIZATION. The authorized capitalization of HPX consists of 50,000,000 shares of common stock, $.01 par value, of which 9,716,517 shares are issued and outstanding as of June 30, 1996. All of the issued and outstanding shares of capital stock of HPX and each of its subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable.

          (d) OPTIONS, WARRANTS AND RIGHTS. Except as set forth in Schedule 3.2(d), neither HPX nor any of its subsidiaries has outstanding any options, warrants, or other rights to purchase, or convert any obligation into, any shares of its capital stock.

          (e) SUBSIDIARIES. Schedule 3.2(e) sets forth (i) the name, jurisdiction of incorporation and list of shareholders of each subsidiary of HPX and (ii) the name and description of every other person, corporation, partnership, joint venture or other business association in which HPX directly or indirectly owns a material interest. The outstanding shares of capital stock of the subsidiaries of HPX owned by HPX or any of its subsidiaries are owned free and clear of all claims, liens, charges and encumbrances.

          (f) FINANCIAL STATEMENTS. The consolidated balance sheets of HPX as of December 31, 1995 and 1994 and the consolidated statements of income, shareholders' equity and cash flows of HPX and its subsidiaries for the three years ended December 31, 1995, and all related schedules and notes to the foregoing, have been certified by Ernst & Young LLP, independent public accountants. All of the foregoing financial statements as well as the unaudited consolidated balance sheet of HPX and its subsidiaries as of June 30, 1996 and the unaudited consolidated statements of income and cash flow of HPX and its subsidiaries for the six months ended June 30, 1996, and all related schedules and notes to such have been prepared in accordance with GAAP applied on a consistent basis, are correct and complete and fairly present in all material respects the financial condition, results of operations and changes of financial condition and shareholders' equity of HPX and its subsidiaries for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments). Neither HPX nor any of its subsidiaries has any material liabilities or obligations of a type which would be included in a balance sheet (or the notes thereto) prepared in accordance with GAAP, whether related to tax or non-tax matters, accrued or contingent, due or not yet due, liquidated or unliquidated or otherwise, except as and to the extent disclosed or reflected in the consolidated balance sheet of HPX and its subsidiaries as of June 30, 1996, or incurred since June 30, 1996, in the ordinary course of business.

          (g) NO MATERIAL CHANGE. Since June 30, 1996, there has not been (i) any material adverse change in the financial condition, business, properties, assets or results of operations of HPX and its subsidiaries taken as a whole (other than changes resulting from general economic or market conditions over which HPX has no control), (ii) any loss or damage (whether or not covered by insurance) to any of the assets or properties of HPX or its subsidiaries which materially affects or impairs their ability to conduct their respective businesses, (iii) any event or condition of any character which has materially and adversely affected the business or prospects (financial or otherwise) of HPX and its subsidiaries taken as a whole (other than changes resulting from general economic or market conditions over which HPX has no control), or (iv) any mortgage or pledge of any material amount of the assets or properties of HPX or any

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

     of its subsidiaries, or any indebtedness incurred by HPX or any of its subsidiaries, other than indebtedness, not material in the aggregate, incurred in the ordinary course of business.

          (h) TITLE TO PROPERTIES. HPX and its subsidiaries have good and marketable title to all of their respective material real and personal properties, including all properties reflected in the consolidated balance sheet as of June 30, 1996, or acquired subsequent to June 30, 1996 (except property disposed of subsequent to that date in the ordinary course of business). Such assets and properties are not subject to any mortgage, pledge, lien, claim, encumbrance, charge, security interest or title retention or other security arrangement except for customary liens securing mortgage-related obligations, assets and properties subject to leases and liens for the payment of federal, state and other taxes, the payment of which is neither delinquent nor subject to penalties, and except for other liens and encumbrances incidental to the conduct of the business of HPX and its subsidiaries or the ownership of their respective assets or properties which were not incurred in connection with the borrowing of money or the obtaining of advances, and which do not in the aggregate materially detract from the value of the assets or properties of HPX and its subsidiaries taken as a whole or materially impair the use thereof in the operation of their respective businesses, except in each case as disclosed in the consolidated balance sheet (including the notes thereto) as of June 30, 1996. All leases pursuant to which HPX or any of its subsidiaries leases any material amount of real or personal property are valid and effective in accordance with their respective terms.

          (i) LITIGATION. There are no claims, actions, suits, proceedings, arbitrations or other litigation pending or, to the knowledge of HPX, threatened against or directly affecting HPX or any of its subsidiaries, at law or in equity, or before or by any federal, state, municipal or other department, commission, board, bureau, agency or instrumentality which, if determined adversely to HPX or its subsidiaries, would individually or in the aggregate have a materially adverse effect on the business, assets, properties, operations or prospects or on the condition, financial or otherwise, of HPX and its subsidiaries, taken as a whole.

          (j) INTELLECTUAL PROPERTY RIGHTS AND LICENSES. Neither HPX nor any of its subsidiaries is subject to any material disability or liability by reason of its failure to possess any trademark, trademark right, trade name, trade name right or license.

          (k) NO VIOLATION. Except as set forth on Schedule 3.2(k), the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not violate, require a consent (other than the consent of the shareholders of HPX referred to in Section 2.1) or result in a breach by HPX or any of its subsidiaries of, or constitute a default under, or conflict with or cause any acceleration of any material obligation with respect to (i) any provision or restriction of any charter or bylaw of HPX or any of its subsidiaries, (ii) any provision or restriction of any material loan, indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, award, decree, law, statute, ordinance or regulation or any other material restriction of any kind or character to which any material assets or properties of HPX or any of its subsidiaries is subject or by which HPX or any of its subsidiaries is bound or (iii) trigger any material obligation or benefits under any employment, change of control, severance or other similar agreements.

          (l) TAXES. HPX and its subsidiaries have filed all material federal, state, foreign, local and other tax returns and reports required to be filed, and have paid in full all taxes and assessments required to be shown as due thereon (together with all interest, penalties, assessments and deficiencies assessed in connection therewith which have become due or are not being contested in good faith). Such tax returns and reports are correct in all material respects. The amounts set up as reserves for taxes on the books of HPX and its subsidiaries are sufficient in the aggregate for the payment of all unpaid taxes (including any interest or penalties thereon), whether or not disputed, accrued or applicable. There is no material dispute, claim, ongoing audit or administrative proceeding concerning any tax liability of HPX and its subsidiaries either (i) claimed or raised by any authority in writing or (ii) as to which HPX or its subsidiaries have knowledge based upon personal contact with any agent of such authority. Neither HPX nor its subsidiaries is a party to any tax allocation or sharing agreement. Neither HPX nor its subsidiaries

     (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than the group consisting of HPX and its subsidiaries) or (ii) has any liability for the taxes of any person (other than HPX and its current and former subsidiaries) under Treasury Regulation
     Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

          (m) CONTRACTS. Except as set forth in Schedule 3.2(m), neither HPX nor any of its subsidiaries is a party to (i) any plan or contract providing for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments or profit sharing, (ii) any collective bargaining or other contract or agreement with any labor union, (iii) any material lease, installment purchase agreement or other contract with respect to any real or personal property used or proposed to be used in its operations, except, in each case, items included within aggregate amounts disclosed in the consolidated balance sheet of HPX and its subsidiaries as of June 30, 1996,
     (iv) any employment agreement or other similar arrangement not terminable upon thirty (30) days or less notice without penalty to it or providing for any severance, termination or other payment or benefit upon a change of control of HPX, (v) any contract or agreement for the purchase of any commodity, material, fixed asset or equipment in excess of $100,000, or any contract or agreement creating an obligation of $100,000 or more in each case which by its terms does not terminate or is not terminable without penalty to it within one year after the date hereof, (vi) any loan agreement, indenture, promissory note, conditional sales agreement or other similar type of arrangement, (vii) any material license agreement, or
     (viii) any contract which is reasonably likely to result in a material loss or obligation to it. All mortgage-related securities issued by HPX or any of its subsidiaries and all other material contracts, agreements and other arrangements to which HPX or any of its subsidiaries is a party are valid and enforceable in accordance with their terms; HPX and its subsidiaries have performed all material obligations required to be performed to date; neither HPX nor any of its subsidiaries is in material default or in arrears under the terms of any of the foregoing; and to the knowledge of HPX no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute a material default under any of them.

          (n) PERMITS; COMPLIANCE WITH LAW AND OTHER REGULATIONS. HPX has all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease, develop, sell and operate its properties and to carry on its business as it is now being conducted (collectively, the "HPX Permits"), and there is no action, proceeding or, to the knowledge of HPX, investigation pending or threatened regarding suspension or cancellation of any of the HPX Permits. Since December 31, 1992, neither HPX nor any of its subsidiaries have been subject to or has been threatened with any material fine, penalty or disability as the result of its failure to comply with any requirements of federal, state, local or foreign law or regulation (including those relating to the employment of labor) or any requirement of any governmental body or agency having jurisdiction over it, its properties, the conduct of its business, the use of its assets and properties or any premises occupied by it.

          (o) INSURANCE. HPX and each of its subsidiaries maintains in full force and effect insurance coverage on its assets, properties, premises, operations and personnel in such amounts and against such risks and losses as are adequate and customary for the respective businesses engaged in by HPX and its subsidiaries.

          (p) MINUTE BOOKS. The minute books of HPX and each of its subsidiaries previously provided to Monterey accurately reflect all actions taken by their respective shareholders and directors as such, since incorporation.

          (q) EMPLOYEES. Except as set forth in Schedule 3.2(q), neither HPX nor any of its subsidiaries has ever maintained or contributed to any "employee benefit plan," as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including, without limitation, any stock option plan, stock purchase plan, defined benefit plan, deferred compensation plan or other similar employee benefit plan. With respect to each plan listed on Schedule 3.2(q), HPX has performed all material obligations required to be performed by it under each such plan, each such plan has been established and maintained in all material respects in accordance with its terms and all applicable statutes and regulations and there exist no unfunded liabilities with respect to any of such plans. Neither HPX nor any of its subsidiaries has ever contributed to any "multi-employer pension plan," as such term is defined in Section 3(37)(A) of ERISA.

          (r) SEC REPORTS. HPX's report on Form 10-K for the year ended December 31, 1995 filed with the SEC and all subsequent reports and proxy statements filed by HPX thereafter pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), including its Form 10-Q for the quarter ended June 30, 1996, complied in all material respects with the requirements of the Exchange Act and did not contain a misstatement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case as of the time the document was filed. Since the filing of such report on Form 10-Q, no other report, proxy statement or other document has been required to be filed by HPX pursuant to Section 13(a) or 14(a) of the Exchange Act which has not been filed.

          (s) ACCURACY OF STATEMENTS. To the best knowledge of HPX, neither this Agreement (including the Schedules hereto) nor any certificate furnished or to be furnished by HPX to Monterey and the Monterey Shareholders in connection with this Agreement or any of the transactions contemplated hereby contains or will contain an untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they are made, not misleading.

          (t) STATUS OF HPX COMMON STOCK TO BE ISSUED. The shares of HPX Common Stock into which the shares of Monterey Common Stock will be converted pursuant to this Agreement, including the Contingent Stock and the Warrant Stock, will be when issued validly authorized and issued, fully paid, nonassessable and listed for trading on the New York Stock Exchange.

          (u) RECOMMENDATION OF HPX BOARD OF DIRECTORS. The Board of Directors of HPX has duly approved and duly authorized the Merger and determined that the Merger is fair to and in the best interests of the shareholders of HPX and has unanimously adopted resolutions recommending approval and adoption of this Agreement, the Merger and the transactions contemplated hereby by the shareholders of HPX.

          (v) AGREEMENTS WITH AFFILIATES. Neither HPX nor any of its subsidiaries is a party to any material agreement or contract with any Affiliate of HPX or Monterey, other than this Agreement.

          (w) ENVIRONMENTAL MATTERS. To the knowledge of HPX, (i) the properties, operations, and activities of HPX and its subsidiaries are in compliance in all material respects with all applicable Environmental Laws;
     (ii) HPX, its subsidiaries and the properties and operations of HPX and its subsidiaries are not subject to any existing, pending, or threatened action, suit, claim, investigation, inquiry, or proceeding by or before any governmental entity under any Environmental Laws; (iii) all material notices, permits, licenses, or similar authorizations, if any, required to be obtained or filed by HPX or its subsidiaries under any Environmental Laws in connection with any aspect of the respective businesses of HPX and its subsidiaries have been duly obtained or filed and will remain valid and in effect after the Effective Date and HPX and its subsidiaries are in material compliance with the terms and conditions of all such notices, permits, licenses, and similar authorizations; (iv) there are no physical or environmental conditions existing on any property of HPX and its subsidiaries or resulting from the operations or activities of HPX and its subsidiaries, past or present, at any location, that would give rise to any material on-site or off-site remedial obligations imposed on HPX and its subsidiaries under any Environmental Laws; (v) there has been no material release of hazardous substances or any pollutant or contaminant into the environment by HPX and its subsidiaries; and (vi) HPX and its subsidiaries have made available to Monterey and the Monterey Shareholders all internal and external environmental audits and studies and all correspondence on substantial environmental matters in the possession of HPX and its subsidiaries relating to any of the current or former properties or operations of HPX and its subsidiaries.

          (x) CERTAIN INCOME TAX MATTERS. There has not been an "ownership change" of HPX within the meaning of Section 382 of the Code prior to the Effective Date, and the Merger will not cause an "ownership change" of HPX within the meaning of Section 382 of the Code to occur on the Effective Date. To the knowledge of HPX, no economic direct or indirect ownership interest in the HPX Common Stock, either before or after the Merger, has been, or will be on and after the Merger, structured by any individual or Entity with a direct or indirect ownership interest in shares of HPX Common Stock, to avoid treating an individual or Entity as a "5-Percent Shareholder" (as defined in the Tax Regulations) of HPX, or to permit HPX to rely on the presumption provided in Section 1.382-2T(g)(5)(i)(B) of the Tax Regulations (regarding the treatment of 5-Percent Shareholders who reduce their ownership interest in a loss corporation to less than 5%), for a principal purpose of circumventing the limitation of Section 382 of the Code with respect to HPX. HPX has no plan or intention to sell or otherwise dispose of any of the assets of Monterey acquired in the Merger except for dispositions made in the ordinary course of business. HPX has no plan or intention to reacquire any of the HPX Common Stock to be issued in the Merger. HPX intends to continue the historic business of each Monterey Company or use a significant portion of each Monterey Company's historic business assets in a business for a sufficient period of time to satisfy the "continuity of business enterprise" requirement of Section 1.368-1(d) of the Tax Regulations with respect to the Merger.

IV.  COVENANTS

     4.1 COVENANTS OF MONTEREY. Each of Monterey and the Monterey Shareholders agrees that, unless HPX otherwise agrees in writing, prior to the Effective
Date:

          (a) PRESERVATION OF BUSINESS. Monterey shall use reasonable efforts to
     (i) preserve intact in all material respects the present business organization of Monterey, (ii) preserve in all material respects the present goodwill and advantageous relationships of Monterey with persons having business dealings with Monterey, and (iii) preserve and maintain in force all material licenses, registrations, franchises, patents, trademarks, copyrights, bonds and other similar rights of Monterey. Monterey shall not enter into any employment agreements with any of its officers or management personnel which may not be canceled without penalty upon notice not exceeding thirty (30) days. Monterey shall maintain in force or replace with reasonably equivalent policies all property, casualty, fiduciary, directors and officers and other forms of insurance which it is presently carrying.

          (b) ORDINARY COURSE. Monterey shall operate its business only in the usual, regular and ordinary course and manner and consistent with past practice. Without limiting the foregoing, except as set forth in Schedule 4.1(b), Monterey shall not (i) encumber or mortgage any property or assets, incur any obligation (contingent or otherwise) or purchase or acquire, or transfer or convey, any material assets or properties or enter into any transaction or make or enter into any contract or commitment except in the ordinary course of business and consistent with past practice or (ii) acquire any stock or other equity interest in any corporation, trust or other entity.

          (c) BOOKS AND RECORDS. Monterey shall maintain its books, accounts and records in the usual, regular and ordinary manner, and on a basis consistent with prior years, and shall comply in all material respects with all laws applicable to it or to the conduct of its business. Monterey shall not write up any of its assets.

          (d) NO ORGANIC CHANGE. Except as expressly contemplated herein or as set forth in Schedule 4.1(d), each Monterey Company shall not (i) amend its Articles of Incorporation or bylaws, (ii) make any change in its capital stock by reclassification, subdivision, reorganization or otherwise, or
     (iii) merge or consolidate with any other corporation, trust or entity or change the character of its business.

          (e) NO ISSUANCE OF SHARES, OPTIONS, OR OTHER SECURITIES. Except as expressly contemplated herein or as set forth in Schedule 4.1(e), Monterey shall not (i) issue any shares of capital stock, or (ii) grant any option, warrant or other right to purchase or to convert any obligation into shares of Monterey capital stock.

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

          (f) COMPENSATION. Monterey shall not (i) increase the compensation payable to any elected officer or to other management personnel from the amount payable as of December 31, 1995 except in accordance with normal and customary annual reviews consistent with past practice, (ii) except as set forth on Schedule 4.1(f), introduce or change any pension or profit sharing plan, or any other employee benefit arrangement, except for insubstantial changes necessary to comply with the minimum requirements of the Code or ERISA or (iii) amend, renew, modify or extend any employment, change of control, severance or other similar agreement or arrangement.

          (g) DIVIDENDS AND DISTRIBUTIONS. Except for the 1996 Distribution and the Previously Taxed Earnings Distribution as defined in Section 4.1(i), Monterey shall not declare, make or pay any dividend or other distribution with respect to its equity securities or purchase, redeem or otherwise acquire any of its equity securities.

          (h) CONSENTS AND APPROVALS. Monterey shall use reasonable efforts to obtain all necessary consents and approvals of other persons and governmental authorities to the performance by Monterey of the transactions contemplated by this Agreement. Monterey shall make all filings, applications, statements and reports to all federal and state government agencies or entities which are required to be made prior to the Effective Date by or on behalf of Monterey pursuant to any statute, rule or regulation in connection with the transactions contemplated by this Agreement.

        (i) DISTRIBUTIONS.

             (i) To reduce the book value of Monterey and correspondingly reduce the amount of stock to be issued to the Monterey Shareholders in the Merger, Monterey made certain distributions to the Monterey Shareholders prior to the date hereof. Consistent therewith, Monterey has declared distributions to the Monterey Shareholders independent of the Merger and in accordance with the S corporation distribution rules of Section 1368 of the Code in amounts equal to the 1996 Distribution and the Retained Earnings Distribution (collectively, the "Distributions"). For purposes of this Agreement, the 1996 Distribution is equal to the GAAP earnings of Monterey from January 1, 1996 to the Effective Date multiplied by .40; and the Retained Earnings Distribution is equal to the excess of the shareholders' equity of Monterey as of the Effective Date (after giving effect to the 1996 Distribution) over $2,500,000. The Monterey Shareholders tendered no consideration in exchange for receipt of the Distributions.

             (ii) Prior to the date hereof, Monterey has paid one hundred percent (100%) of the estimated Distributions. Prior to the Effective Date, Monterey shall pay an amount equal in the aggregate to the excess, if any, of the then estimated Distributions as determined by Monterey over the amounts previously distributed to the Monterey Shareholders. As soon as practicable after the Effective Date, Monterey's independent public accountants shall determine and certify (in accordance with GAAP consistent with those used in connection with Monterey's financial statements referred in Section 3.1(f) (but reflecting adjustments for warranty reserve, overhead absorption, amortization of capitalized debt costs and deferred bonus as agreed to by the parties prior to the date hereof)) the actual amount of the Distributions through and as of the Effective Date. Subject to subparagraph (iii), HPX shall assume Monterey's obligation to pay, and pursuant thereto shall pay to the Monterey Shareholders an amount in cash equal in the aggregate to the excess, if any, of the Distributions certified by Monterey's independent public accountants over the amounts previously distributed to the Monterey Shareholders (the "Final Distribution"). HPX shall succeed to Monterey's right to be returned, and pursuant thereto the Monterey Shareholders shall return to HPX, an amount in cash equal in the aggregate to the shortfall, if any, of the Distributions certified by Monterey's independent public accountant under the amounts previously distributed to the Monterey Shareholders (the "Return Payment").

             (iii) To the extent HPX is obligated to fund the Final Distribution, HPX shall be entitled to full repayment of such obligation, including commercially reasonable interest, by each of Newco I and Newco II to the extent of their determined share. To the extent HPX is entitled to a Return

        Payment, each of Newco I and Newco II, to the extent of their determined share, shall be entitled to all such Return Payments including commercially reasonable interest.

     4.2 COVENANTS OF HPX. HPX agrees that, unless Monterey and the Monterey Shareholders otherwise agree in writing, prior to the Effective Date:

          (a) PRESERVATION OF BUSINESS. HPX shall use reasonable efforts to (i) preserve intact in all material respects the present business organization of HPX and its subsidiaries, (ii) preserve in all material respects the present goodwill and advantageous relationships of HPX and its subsidiaries with persons having business dealings with HPX and its subsidiaries, and
     (iii) preserve and maintain in force all material licenses, registrations, franchises, patents, trademarks, copyrights, bonds and other similar rights of HPX and its subsidiaries. HPX and its subsidiaries shall not enter into any employment agreements with any of their officers or management personnel which may not be canceled without penalty upon notice not exceeding thirty (30) days. HPX and its subsidiaries shall maintain in force or replace with reasonably equivalent policies all property, casualty, fidelity, directors and officers and other forms of insurance which they are presently carrying.

          (b) ORDINARY COURSE. HPX and its subsidiaries shall operate their business only in the usual, regular and ordinary course and manner and consistent with past practice. Without limiting the foregoing, HPX and its subsidiaries shall not (i) encumber or mortgage any property or assets, incur any obligation (contingent or otherwise) or purchase or acquire, or transfer or convey, any material assets or properties or enter into any transaction or make or enter into any contract or commitment except in the ordinary course of business and consistent with past practice, (ii) acquire any stock or other equity interest in any corporation, trust or other entity or (iii) make any new loans or purchase any residual interests in mortgage securitizations, whether or not in the ordinary course of business, except that HPX and its subsidiaries may extend, renew or modify any existing loans in the ordinary course of business. Notwithstanding the foregoing, nothing in this Section 4.2 shall prohibit or limit the ability of HPX to transfer or convey its residual interests in mortgage securitizations in arm's-length transactions.

          (c) BOOKS AND RECORDS. HPX and its subsidiaries shall maintain their books, accounts and records in the usual, regular and ordinary manner, and on a basis consistent with prior years, and shall comply in all material respects with all laws applicable to it or to the conduct of its business. HPX and its subsidiaries shall not write up any of their assets.

          (d) NO ORGANIC CHANGE. Neither HPX nor its subsidiaries shall (i) amend their Articles of Incorporation or bylaws, (ii) make any change in their capital stock by reclassification, subdivision, reorganization or otherwise, or (iii) merge or consolidate with any other corporation, trust or entity or change the character of its business.

          (e) NO ISSUANCE OF SHARES, OPTIONS OR OTHER SECURITIES. Neither HPX nor its subsidiaries shall (i) issue any shares of capital stock, or (ii) grant any option, warrant or other right to purchase or to convert any obligation into shares of capital stock.

          (f) COMPENSATION. Except as set forth in Schedule 4.2(f) and except as expressly contemplated by Section 5.2(q), neither HPX nor its subsidiaries shall (i) increase the compensation payable to any elected officer or to other management personnel from the amount payable as of December 31, 1995, except in accordance with normal and customary annual reviews consistent with past practice, (ii) introduce or change any pension or profit sharing plan, or any other employee benefit arrangement, except for insubstantial changes necessary to comply with the minimum requirements of the Code or ERISA or (iii) amend, renew, modify or extend any employment, change of control, severance or other similar agreement or arrangement.

          (g) DIVIDENDS. Neither HPX nor its subsidiaries shall declare, make or pay any dividend or other distribution with respect to their capital stock; provided, however, so long as HPX is operated as a real estate investment trust (a "REIT") under the Code, HPX shall be allowed to distribute dividends to the shareholders of HPX equal to (i) 95% of its REIT taxable income (within the meaning of Sec-tion 857(a)(1)(A)(i) of the Code) plus (ii) 95% of the excess of its net income from foreclosure property over the tax imposed on such income by the Code (determined in accordance with Section 857(a)(1)(A)(ii) of the Code) less (iii) any excess noncash income (within the meaning of Section 857(e) of the Code); provided further, however, that HPX shall distribute as a dividend substantially all the net gain (as determined by GAAP) from any sale of a residual interest referred to in Section 4.2(b) in excess of $100,000.

          (h) CONSENTS AND APPROVALS. HPX shall use reasonable efforts to obtain all necessary consents and approvals of other persons and governmental authorities to the performance by HPX of the transactions contemplated by this Agreement. HPX shall make all filings, applications, statements and reports to all federal and state government agencies and entities which are required to be made prior to the Effective Date by or on behalf of HPX or its subsidiaries pursuant to any statute, rule or regulation in connection with the transactions contemplated by this Agreement.

          (i) BOARD OF DIRECTORS. Each member of HPX's current Board of Directors, other than Alan D. Hamberlin (the "HPX Nominee"), shall resign as of the Effective Date and the Monterey Shareholders shall designate four nominees for HPX's Board of Directors, two of whom shall be the Monterey Shareholders and two of whom shall not be officers or employees of Monterey or HPX and shall be reasonably satisfactory to HPX (the "Monterey Nominees," together with the HPX Nominee, the "Nominees"). HPX shall include the Nominees in the Proxy Statement for election to the Board of Directors of HPX and HPX shall use reasonable best efforts to obtain a vote of a majority of the shares cast for the election of the Board of Directors in favor of the Nominees. If any of the Nominees shall for any reason cease to serve as a director of HPX at any time prior to the first anniversary of the Effective Date, the vacancy shall be filled by a person selected by the remaining Nominees as the case may be, then serving as directors; provided, however, that if either Monterey Shareholder shall cease to so serve, the vacancy shall be filled by a person selected by the remaining Monterey Shareholder. The HPX Nominee and the Monterey Shareholders shall be nominated for election to the Board of Directors of HPX for a two-year term and the remaining Nominees for a one-year term.

     4.3 ADDITIONAL COVENANTS OF HPX. For a period of at least two (2) years after the Effective Date, unless approved by a majority of the Independent Directors (as defined below) with respect to paragraphs (a) through (f) and unless approved by a majority of the Independent Directors in which the majority must include the approval of the HPX Nominee with respect to paragraph (g), HPX further agrees that:

          (a) DIRECTOR COMPENSATION. HPX shall not, directly or indirectly, compensate any person for serving as a director of the Board of Directors of HPX who is not an Independent Director. For purposes of this Agreement, the term "Independent Director" shall mean any person who is not after the Effective Date an officer or employee of HPX.

          (b) TRANSACTIONS WITH AFFILIATES. HPX shall not, and shall not permit any of its subsidiaries to enter into or be a party to any agreement or transaction with any Affiliate of HPX except in the ordinary course of HPX's or its subsidiaries' business and on terms no less favorable to HPX or its subsidiaries than would be obtained in a comparable arm's length transaction with a person not an Affiliate of HPX. In the event that HPX or any of its subsidiaries proposes to enter into or be a party to any agreement or transaction or a series of agreements or transactions with any Affiliate of HPX involving the purchase, sale or lease of assets or purchase of stock which is required to be reported under the Exchange Act and in which the amount involved exceeds $60,000 in any fiscal year, HPX shall receive an opinion from HPX's independent auditors or an independent valuation or consulting firm that such agreement or transaction is no less favorable to HPX or its subsidiaries than would be obtained in a comparable arm's length transaction with a person not an Affiliate of HPX. Approval by the Independent Directors shall not be required pursuant to this Section
     4.3 for the Monterey Shareholders to purchase any of the Notes which may be put to HPX or any of its subsidiaries after the Effective Date.

          (c) LOANS. HPX shall not make or accrue, or permit any of its subsidiaries to make or accrue, any loans or other advances of money to any shareholder, director or officer of any of them, other than reimbursable expense advances incurred in the ordinary course of HPX's business.

          (d) SHARE REPURCHASES. HPX shall not or permit any of its subsidiaries to repurchase any shares of the common stock of HPX, or any other capital stock of HPX or its subsidiaries, from any Affiliate of HPX or any of its subsidiaries.

          (e) INDEPENDENT DIRECTORS. HPX's Board of Directors shall be comprised of at least two persons who are Independent Directors and one person who is a member of HPX's current Board of Directors.

          (f) REGISTRATION OF HPX COMMON STOCK. HPX shall register for resale the shares of HPX Common Stock, including the Contingent Stock and the Warrant Stock, to be issued hereunder to the Monterey Shareholders only on the terms and subject to the conditions contained in the Form of Registration Rights Agreement attached hereto as Exhibit D.

          (g) RESIDUALS. HPX shall not sell or otherwise dispose of any of its residual interests in mortgage securitizations.

     4.4 OFFICERS' AND DIRECTORS' INDEMNIFICATION. The parties to this Agreement agree that all rights to indemnification now existing in favor of the directors or officers of HPX and its subsidiaries as provided in their respective Articles of Incorporation or bylaws will survive the Merger and stay in effect in accordance with their respective terms. For a period of five years after the Effective Date, HPX, as the surviving corporation of the Merger, will provide officers' and directors' liability insurance in respect of acts or omissions occurring up to and including the Effective Date covering each such person currently covered by HPX's officers' and directors' liability insurance policy on terms with respect to coverage and in an amount (including deductibles) no less favorable than those of such policy in effect on the date hereof.

     4.5 COOPERATION. In the event any action, suit, proceeding, or investigation relating to this Agreement or to the transactions contemplated by this Agreement is commenced by a third party, whether before or after the Effective Date, the parties to this Agreement agree to cooperate and use reasonable best efforts to defend against and respond to such action, suit, proceedings, or investigation.

     4.6 NO SOLICITATION. Unless and until this Agreement shall have been terminated pursuant to Section 6.3, none of the parties hereto or any of their officers, directors, Affiliates, representatives or agents (including, without limitation, any investment banker, attorney or accountant retained by them) shall:

          (a) initiate or solicit, directly or indirectly, any inquiries or the making of any proposal or engage in any negotiations with respect to (i) any merger, consolidation, share exchange, business combination or similar transaction of HPX or Monterey; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of HPX or Monterey; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of HPX or Monterey, or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; (iv) any person acquiring beneficial ownership of, or the formation of any group (as such term is used in Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) which would beneficially own or have the right to acquire beneficial ownership of 20% or more of the outstanding shares of capital stock of HPX or Monterey (collectively, a "Competing Transaction");

          (b) subject to the fiduciary duties of the parties' respective boards of directors under applicable law, provide to any other person (or have discussions relating to) any information or data relating to HPX or Monterey for the purpose of seeking, facilitating or encouraging any effort or attempt by any other person to seek or effect a Competing Transaction; or

          (c) enter into any agreement or arrangement with any other party with respect to a Competing Transaction.

In the event a party hereto receives any offer of the type of transactions referred to in this Section 4.6, such party shall promptly communicate to the other parties hereto the terms of any such offer.

     4.7 REASONABLE EFFORTS; ACCESS. Subject to the terms and conditions of this Agreement, and subject to fiduciary duties under applicable law, each of the parties hereto agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable best efforts to make all necessary, proper or advisable registrations and filings (including any required under the Hart-Scott-Rodino Act or Blue Sky laws and for the listing of the shares of HPX Common Stock to be issued for Monterey Common Stock on the New York Stock Exchange) and obtain all necessary, proper or advisable permits, consents, authorizations, requests and approvals of third parties and governmental authorities. If at any time after the Effective Date, further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such action. Each party hereto will afford the officers and representatives of each other party to this Agreement, from the date of this Agreement until the Effective Date, full access upon reasonable notice during normal business hours to all properties, books, accounts, contracts, commitments and any other records of such party. Sufficient access shall be allowed to provide any party with full opportunity to make any investigation it reasonably desires to conduct of any other party, and to keep itself fully informed of the affairs of such party. In addition, each party will permit the other parties hereto to make extracts or copies of all such books, accounts, contracts, commitments, and records, and to furnish to such party within five (5) days after demand, any further financial and operating data of that party as such party reasonably requests.

     4.8 PUBLIC ANNOUNCEMENTS. The parties hereto shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law on the advice of counsel or by any listing agreement with any national securities exchange.

V.  CONDITIONS PRECEDENT TO OBLIGATIONS

     5.1 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF HPX. The obligations of HPX under this Agreement are, unless waived by HPX, subject to the satisfaction of the following conditions on or before the Effective Date:

          (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Monterey herein contained shall have been true and correct in all material respects when made, and, in addition, shall be true and correct in all material respects on and as of the Effective Date with the same force and effect as though made on and as of the Effective Date, except as affected by the transactions contemplated hereby or disclosed herein or on a Schedule hereto.

          (b) PERFORMANCE OF AGREEMENTS; MONTEREY TRANSACTIONS; CONSENTS. Monterey shall have in all material respects performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed and complied with by it on or prior to the Effective Date, the Monterey Transactions shall have been completed and Monterey shall have obtained each consent and approval necessary in order that the transactions contemplated hereby do not constitute a material breach or violation of, or result in a material right of termination or acceleration of any encumbrance on any of Monterey's material assets pursuant to any provisions of any material agreement, arrangement or understanding or any license, franchise or permit, including, without limitation, all of the consents referred to in Schedule 3.1(k).

          (c) SHAREHOLDER APPROVAL. The shareholders of HPX at the meeting of shareholders of HPX referred to in Section 2.1 shall have, by the affirmative vote of at least a majority of the outstanding shares with respect to item (i) below and by the affirmative vote of at least a majority of the shares present in person or by proxy and voting at the meeting with respect to items (ii) through (iii) below, (i) approved this Agreement and the Merger, including the termination of HPX's status as a REIT and the amendments to the Articles of Incorporation of HPX (and the one-for-three reverse stock split and the classified board provided for therein) as set forth in the Articles of Merger attached hereto as Exhibit A, (ii) approved the employment, stock option and registration rights agreements between each of the

     Monterey Shareholders and HPX and (iii) elected the Nominees to the Board of Directors of HPX. Furthermore, the shareholders of HPX at the meeting of the shareholders of HPX referred to in Section 2.1 shall have considered and voted upon (i) a proposal to approve certain stock options granted pursuant to that certain Amended and Restated Employment Agreement dated December 31, 1995 by and between HPX and Alan D. Hamberlin (the "Hamberlin Employment Agreement"), and (ii) a proposal to amend the HPX Stock Option Plan and the stock option agreements thereunder to extend the exercise period after an optionee ceases to be a director or employee of HPX from three months after cessation to two years after such cessation of employment or service as a director.

          (d) OPINION OF COUNSEL FOR MONTEREY. HPX shall have received a written opinion from Snell & Wilmer, L.L.P., special counsel for Monterey, dated the Effective Date, in form and substance reasonably satisfactory to HPX and its counsel, covering the matters set forth in Annex A.

          (e) NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change in the business, properties, prospects (other than changes resulting from general economic or market conditions over which Monterey has no control), results of operations or financial condition of Monterey, taken as a whole.

          (f) LITIGATION. No action or proceeding by any governmental agency shall have been instituted or threatened which would enjoin, restrain or prohibit, or might result in substantial damages in respect of this Agreement or the consummation of the transactions contemplated by this Agreement, and would in the reasonable judgment of HPX make it inadvisable to consummate such transaction, and no court order shall have been entered in any action or proceeding instituted by any other party which enjoins, restrains or prohibits this Agreement or consummation of the transactions contemplated by this Agreement.

          (g) HART-SCOTT-RODINO ACT. Each of the parties hereto and any other person (as defined in the Hart-Scott-Rodino Act and the rules and regulations thereunder) required in connection with the Merger or the other transactions contemplated by this Agreement to file a Notification and Report Form for Certain Mergers and Acquisitions with the Department of Justice and the FTC pursuant to Title II of the Hart-Scott-Rodino Act shall have made such filing and the applicable waiting period with respect to each such filing (including any extension thereof by reason of a request for additional information) shall have expired or been terminated.

          (h) OPINION FROM INVESTMENT BANKER. HPX shall have received an updating opinion reasonably satisfactory to it for inclusion in the Proxy Statement from Rauscher Pierce Refsnes, Inc. with respect to the fairness of the terms of the Merger to the shareholders of HPX from a financial point of view.

          (i) TAX OPINION. HPX shall have received a written opinion of Hughes & Luce, L.L.P., special counsel for HPX, dated the Effective Date, to the effect that (i) the Merger contemplated by this Agreement will qualify as a reorganization under Section 368(a) of the Code, (ii) there has not been an "ownership change" of HPX within the meaning of Section 382 of the Code prior to the Effective Date and (iii) the Merger will not cause an "ownership change" of HPX within the meaning of Section 382 of the Code to occur on the Effective Date.

          (j) EMPLOYMENT AGREEMENTS. Each of the Monterey Shareholders and HPX shall have entered into an employment agreement substantially in the form of Exhibit B hereto.

          (k) REGISTRATION RIGHTS AGREEMENTS. Each of the Monterey Shareholders and HPX shall have entered into a registration rights agreement substantially in the form of Exhibit C hereto.

          (l) WARRANTS AND CONTINGENT STOCK AGREEMENT. As contemplated by
     Section 1.3(e) and Section 1.3(f), Monterey, the Monterey Shareholders and HPX shall have entered into a mutually satisfactory agreement regarding (i) delivery of the Warrant Stock upon the exercise or expiration of the Warrants and (ii) the retention and disbursement of the Contingent Stock which is attached as Exhibit D hereto.

          (m) CERTIFICATES. Monterey shall have furnished certificates of its Chief Executive and Chief Financial Officers to evidence compliance with the conditions set forth in paragraphs (a), (b) and (e) of this Section 5.1 in form reasonably satisfactory to HPX.

          (n) PROCEEDINGS SATISFACTORY TO COUNSEL. All proceedings taken by Monterey and all instruments executed and delivered by Monterey on or prior to the Effective Date in connection with the transactions herein contemplated (including the Distributions and the Monterey Transactions) shall be reasonably satisfactory in form and substance to counsel for HPX.

     5.2 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF MONTEREY. The obligations of Monterey and the Monterey Shareholders under this Agreement are, unless waived by Monterey and the Monterey Shareholders, subject to the satisfaction of the following conditions on or before the Effective Date:

          (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of HPX herein contained shall have been true and correct in all material respects when made and, in addition, shall be true and correct in all material respects on and as of the Effective Date with the same force and effect as though made on and as of the Effective Date, except as affected by the transactions contemplated hereby or disclosed herein or on any Schedule hereto.

          (b) PERFORMANCE OF AGREEMENTS; CONSENTS. HPX shall have in all material respects performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed and complied with by it on or prior to the Effective Date. HPX shall have obtained each consent and approval necessary in order that the transactions contemplated hereby do not constitute a material breach or violation of, or result in a right of termination or acceleration of any encumbrance on any of HPX's material assets pursuant to any material agreement, arrangement or understanding or any license, franchise or permit (other than pursuant to those employment agreements listed on Schedule 3.2(m)).

          (c) OPINION OF COUNSEL FOR HPX. Monterey shall have received a written opinion from Hughes & Luce, L.L.P., special counsel for HPX, dated the Effective Date, in form and substance reasonably satisfactory to Monterey and its counsel, covering the matters set forth in Annex B.

          (d) NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change in the business, properties, prospects (other than changes resulting from general economic or market conditions over which HPX has no control), results of operations or financial condition of HPX.

          (e) LITIGATION. No action or proceeding by any governmental agency shall have been instituted or threatened which would enjoin, restrain or prohibit, or might result in substantial damages in respect of this Agreement or the consummation of the transactions contemplated by this Agreement, and would in the reasonable judgment of Monterey and the Monterey Shareholders make it inadvisable to consummate such transaction, and no court order shall have been entered in any action or proceeding instituted by any other party which enjoins, restrains or prohibits this Agreement or consummation of the transactions contemplated by this Agreement.

          (f) REGISTRATION UNDER SECURITIES ACT OF 1933 AND LISTING ON STOCK EXCHANGE. All of the shares of HPX Common Stock to be issued hereunder, including the Contingent Stock, the Warrant Stock and the Warrants shall have been registered under the Securities Act of 1933, no stop order suspending the effectiveness of the Registration Statement shall have been issued and the shares of HPX Common Stock to be issued hereunder shall have been authorized for listing, subject to official notice of issuance, on the New York Stock Exchange.

          (g) HART-SCOTT-RODINO ACT. Each of the parties hereto and any other person (as defined in the Hart-Scott-Rodino Act and the rules and regulations thereunder) required in connection with the Merger or the other transactions contemplated by this Agreement to file a Notification and Report Form for Certain Mergers and Acquisitions with the Department of Justice and the FTC pursuant to Title II of the Hart-Scott-Rodino Act shall have made such filing and the applicable waiting period with respect to each such filing (including any extension thereof by reason of a request for additional information) shall have expired or been terminated.

          (h) HPX SHAREHOLDER APPROVAL. The shareholder approvals referred to in items (i) through (iv) of paragraph (c) of Section 5.1 shall have been obtained.

          (i) EMPLOYMENT AGREEMENTS. Each of the Monterey Shareholders and HPX shall have entered into an employment agreement substantially in the form of Exhibit B hereto.

          (j) REGISTRATION RIGHTS AGREEMENTS. Each of the Monterey Shareholders and HPX shall have entered into a registration rights agreement substantially in the form of Exhibit C hereto.

          (k) WARRANTS AND CONTINGENT STOCK AGREEMENT. As contemplated by
     Section 1.3(e) and Section 1.3(f), Monterey, the Monterey Shareholders and HPX shall have entered into a mutually satisfactory agreement regarding (i) delivery of the Warrant Stock upon the exercise or expiration of the Warrants and (ii) the retention and disbursement of the Contingent Stock which is attached as Exhibit D hereto.

          (l) RESIGNATIONS AND ELECTIONS. All directors (other than the HPX Nominee) and officers of HPX shall have resigned and William W. Cleverly and Steven J. Hilton shall have been elected to the offices of Chairman and Co-Chief Executive Officer of HPX, and President and Co-Chief Executive Officer of HPX, respectively.

          (m) TAX OPINION. Monterey shall have received a written opinion of Hughes & Luce, L.L.P. to the effect set forth in Section 5.1(j), which opinion will be reasonably satisfactory in form and substance to Monterey and the Monterey Shareholders.

          (n) DISTRIBUTIONS. Monterey shall have declared and paid the Distributions as such term is defined in Section 4.1(i).

          (o) CERTIFICATES. HPX shall have furnished certificates of its Chief Executive and Chief Financial Officers to evidence compliance with the conditions set forth in paragraphs (a), (b), (d), (h) and (l) of this
     Section 5.2, in form reasonably satisfactory to Monterey.

          (p) PROCEEDINGS SATISFACTORY TO COUNSEL. All proceedings taken by HPX and all instruments executed and delivered by HPX on or prior to the Effective Date in connection with the transactions herein contemplated shall be reasonably satisfactory in form and substance to counsel for Monterey.

          (q) CHANGE OF CONTROL PAYMENTS. The Hamberlin Employment Agreement shall have been amended to delete the $500,000 cash payment that might be required to be paid (and the right to accelerate the related 750,000 stock options) in the event of the consummation of the transactions contemplated by this Agreement, and the Employment Agreements between HPX and each of Jay R. Hoffman and Barry L. Reger dated July 1, 1996, shall have been amended to provide that the consummation of the transactions contemplated by this Agreement pursuant to which Messrs. Hoffman and Reger will resign as officers or employees of HPX will result in a termination of employment by HPX without cause thereunder. HPX shall be required to make only those severance and change of control payments pursuant to the employment and severance agreements and arrangements listed on Schedule 3.2(m).

          (r) HPX GUARANTY AND ASSUMPTION. HPX shall have executed an agreement to become a guarantor of the Notes as of the Effective Date as contemplated by that certain Consent Solicitation Statement of MMI and MHC dated August 7, 1996 and shall have executed an agreement to assume the Warrants in substantially the forms previously provided by Monterey to HPX, both of which are attached as Exhibits E and F, respectively.

VI. WAIVER, MODIFICATION, TERMINATION

     6.1 WAIVERS. The failure of Monterey or the Monterey Shareholders to comply with any of their obligations, agreements or conditions as set forth herein may be waived expressly in writing by HPX, by action of its Board of Directors without the requirement for a vote of shareholders. The failure of HPX to comply with any of its obligations, agreements or conditions as set forth herein may be waived expressly in writing by Monterey and the Monterey Shareholders.

     6.2 MODIFICATION. This Agreement may be modified at any time in any respect by the mutual consent of all of the parties, notwithstanding prior approval by the shareholders of HPX. Any such modification may be approved for HPX by its Board of Directors, without further shareholder approval and for Monterey by its Board of Directors and the Monterey Shareholders, except the value or the method of calculating the Merger Consideration to be issued in exchange for the shares of Monterey Common Stock may not be increased or materially altered without the consent of the shareholders of HPX given by the same vote as is required under applicable state law for approval of this Agreement; provided, however, no consent of the shareholders of HPX or Monterey and the Monterey Shareholders shall be required to substitute cash in place of HPX Common Stock in accordance with the provisions of Section 1.3(c) hereto.

     6.3 TERMINATION. The Merger may be terminated on or before the Effective Date notwithstanding any adoption of this Agreement by the shareholders of HPX or the Monterey Shareholders:

          (a) By the mutual agreement of HPX, Monterey and the Monterey Shareholders;

          (b) By either HPX or Monterey and the Monterey Shareholders if the other party or parties willfully breaches any of its material representations, warranties or covenants contained herein and such breach is not cured or waived within fifteen business days after written notice thereof;

          (c) By HPX, if any of the conditions provided in Section 5.1 shall not have been satisfied, complied with or performed in any material respect by Monterey and the Monterey Shareholders as of the Effective Date, and HPX shall not have waived such failure of satisfaction, noncompliance or nonperformance;

          (d) By Monterey and the Monterey Shareholders, if any of the conditions provided in Section 5.2 shall not have been satisfied, complied with or performed in any material respect by HPX as of the Effective Date, and Monterey and the Monterey Shareholders shall not have waived such failure of satisfaction, noncompliance or nonperformance;

          (e) At the option of HPX or Monterey and the Monterey Shareholders, if any nonappealable final order, decree or judgment permanently restraining or prohibiting the Merger shall have been issued by any court or governmental agency having competent jurisdiction; or

          (f) By either HPX or Monterey and the Monterey Shareholders if the Effective Date has not occurred on or prior to March 31, 1997 or such later date as shall have been agreed to by the parties hereto under Section 6.2.

     In the event of any termination pursuant to this Section 6.3 (other than pursuant to subparagraphs (a) or (f) hereof) written notice setting forth the reasons thereof shall forthwith be given by Monterey if it is the terminating party, to HPX, or by HPX, if it is the terminating party, to Monterey.

     6.4 EFFECT OF TERMINATION. If the Merger is terminated, this Agreement shall forthwith become wholly void, of no effect and, except as specifically provided in Section 6.5, without liability to any party to this Agreement or to the directors, officers, representatives and agents of any such party.

     6.5 FEES AND EXPENSES. (a) In the event that HPX, on the one hand or Monterey and the Monterey Shareholders, on the other, terminates the Merger pursuant to Section 6.3(b), 6.3(c) or 6.3(d), as the case may be, as a result of the other party's or parties' willful breach or willful failure to perform in any material respect any of their respective representations, warranties, covenants or agreements under this Agreement or the transactions contemplated hereby (the "Non-Breaching Party"), the other party or parties, as the case may be (the "Breaching Party"), will reimburse the Non-Breaching Party for all reasonable out-of-pocket fees and expenses incurred by the Non-Breaching Party in connection with and incident to the negotiation, preparation and execution of this Agreement and the obtaining of the necessary approvals thereof (including, without limitation, filing fees and fees payable to legal counsel, financial printers, investment bankers, counsel to any of the foregoing, and accountants).

     (b) In the event that a party (a "Terminating Party") terminates this Agreement pursuant to Section 6.3 (other than as a result of a willful breach or willful failure to perform by the other party or parties or pursuant to Section 6.3(a) or Section 6.3(f)) and then enters into an agreement, letter of intent, or binding arrangement with respect to a Competing Transaction within one year after termination of this Agreement, then the Terminating Party will pay to the other party or parties a fee, in cash, equal to 2% of the aggregate value of the Competing Transaction.

     (c) Except as specifically provided in this Section 6.5, each party will bear its own expenses in connection with this Agreement and the transactions contemplated hereby; provided, however, HPX and Monterey will each pay one half of any filing fees paid in connection with any filings made with respect to this Agreement under the Hart-Scott-Rodino Act.

VII. INDEMNIFICATION

     7.1 INDEMNIFICATION OF HPX INTERESTS. Notwithstanding any investigation by HPX or any of its representatives, HPX and its officers, directors, and agents (the "HPX Interests") shall be indemnified against and held harmless from any and all damage, loss, liability, and expense, including without limitation amounts paid in settlement, reasonable expenses of investigation, and attorneys' fees and expenses relating to any action, suit, or proceeding (collectively, "Losses") incurred or suffered by the HPX Interests arising out of any action, suit, claim or demand arising out of, relating to or based on Monterey's or the Monterey Shareholders' breach or failure to perform in any material respect any of their representations, warranties, covenants or agreements under this Agreement or the transactions contemplated hereby; provided, however, that such action, suit, claim or demand is first asserted prior to the second anniversary of the Effective Date.

     7.2 INDEMNIFICATION OF THE MONTEREY SHAREHOLDER'S INTERESTS. Notwithstanding any investigation by the Monterey Shareholders or any of their representatives, the Monterey Shareholders shall be indemnified against and held harmless from their pro rata share (based on the shares of HPX Common Stock delivered to them pursuant to Section 1.3(b)) of any Loss incurred or suffered by the Monterey Shareholders arising out of any action, suit, claim or demand arising out of, relating to or based on HPX's breach or failure to perform in any material respect any of its representations, warranties, covenants or agreements under this Agreement or the transactions contemplated hereby; provided, however, that such action, suit, claim or demand is first asserted prior to the second anniversary of the Effective Date.

     7.3 HPX COMMITTEE. For purposes of this Article VII, a committee to be comprised of the Independent Directors of HPX serving after the Effective Date (the "Committee") is irrevocably appointed to exercise HPX's rights under this
Article VII and is hereby authorized, on behalf and in the name of HPX, to act, as the Committee may deem appropriate, as HPX's agent in respect of receiving all notices, documents and certificates and making all determinations required under this Article VII. The appointment of the Committee is irrevocable and any action taken by the Committee pursuant to the authority granted in this Article VII shall be effective and absolutely binding on HPX notwithstanding any contrary action or direction from any other representative of HPX.

     7.4 NOTICE. Any person or persons entitled to receive indemnification under this Article VII (the "Indemnified Party") agrees to give prompt written notice to the person or persons obligated to provide such indemnification (the "Indemnifying Party") upon (a) the occurrence of any Loss in respect of which indemnification may be sought or (b) the assertion of any claim or the commencement of any action or proceeding in respect of which such a Loss may reasonably be expected to occur (a "Claim"), but the Indemnified Party's failure to give such notice will not affect the obligations of the Indemnifying Party under Article VII except to the extent that the Indemnifying Party is materially prejudiced thereby. Such written notice will set forth a reference to the event or events forming the basis of such claimed Loss and the amount of the claimed Loss, unless the amount is uncertain or contingent, in which event the Indemnified Party will give a later written notice when the amount becomes fixed. The Indemnifying Party will not be liable under this Article VII for any settlement of a claimed Loss effected without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

     7.5 INDEMNIFICATION FUND. To provide the sole and exclusive source of reimbursement and indemnification to the HPX Interests for the amount of any Loss as determined in accordance with Sections 7.5 and 7.6 of this Article VII, HPX shall retain as security the Indemnification Fund as provided for in Section 1.3(d). From time to time, the Indemnification Fund may be reduced and applied (based on the most recent semi-annual valuation date) by the amount of any Loss. For purposes of this Article VII, each share of HPX Common Stock held in the Indemnification Fund will be valued every six months after the Effective Date at the Trading Average, ending with the last trading day of each six-month period, with the Monterey Shareholders delivering additional cash or shares of HPX Common Stock or receiving back excess cash or shares of HPX Common Stock to maintain such $500,000 level at the end of each period less any amounts previously applied. As provided in Section 1.3(d), the Monterey Shareholders may at any time deposit cash with HPX to replace all or a portion of the shares of HPX Common Stock retained by HPX hereunder as all or part of the Indemnification Fund. On the second anniversary of the Effective Date, any cash or shares of HPX Common Stock remaining in the Indemnification Fund will be released to the Monterey Shareholders; provided, that if the Committee has notified the Monterey Shareholders prior to the second anniversary of the Effective Date of a Loss or Claim, the amount of which is uncertain or contingent, HPX will be entitled to retain an amount of cash or a number of shares of HPX Common Stock that, based on the Committee's good faith estimate of the potential amount of such Loss or Claim, would be adequate to indemnify and hold harmless the HPX Interests for each Loss or Claim; and provided, further, that when the amount of such uncertain or contingent Loss or Claim is fixed, any cash or shares of HPX Common Stock remaining in the Indemnification Fund after the application for such indemnification, will be released promptly thereafter to the Monterey Shareholders in the same proportion as the Merger Consideration was delivered pursuant to Section 1.3(b).

     7.6 PROCEDURES. Notwithstanding any other Section of this Agreement, upon receipt of the notice of a Loss or Claim, the Committee and the Monterey Shareholders shall work reasonably and in good faith to determine the amount of such a Loss or Claim within thirty days of the receipt of notice of the Loss or Claim after which time the amount of the Loss or Claim shall, at the option of either the Committee or the Monterey Shareholders, be determined by arbitration in accordance with Section 7.7 of this Agreement.

     7.7 ARBITRATION. All disputes, claims and other matters in controversy arising directly or indirectly out of or related to this Agreement, or the breach thereof, whether contractual or non-contractual, including any dispute as to the amount of a Loss or Claim or the existence of a Loss or Claim hereunder, shall be determined by arbitration and shall be settled by three arbitrators, one of whom shall be appointed by the Committee, one by the Monterey Shareholders and the third of whom shall be appointed by the first two arbitrators. Persons eligible to be selected as arbitrators shall be limited to attorneys who have been in practice at least 15 years specializing in corporate and securities matters and who have had both training and experience as arbitrators ("Experienced Arbitrators"). If either such person fails to appoint an arbitrator within ten (10) days of a request in writing by the other such person to do so or if the first two arbitrators cannot agree on the appointment of a third arbitrator within thirty days, then such arbitrator shall be appointed by the American Arbitration Association (which appointment shall not be limited to Experienced Arbitrators if not made within the applicable time period). Except as to the selection of arbitrators which shall be as set forth above, the arbitration shall be conducted promptly and expeditiously at such place in Phoenix, Arizona agreed to between the Committee and the Monterey Shareholders in accordance with the Commercial Rules of Arbitration of the American Arbitration Association then in effect so as to enable the arbitrators to determine the Loss or Claim and/or the existence of a Loss or Claim within forty-five (45) days of the commencement of the arbitration proceedings. The arbitrators shall base their award on applicable law and judicial precedent and, unless both parties agree otherwise, shall include in such award the findings of fact and conclusions of law upon which the award is based and may award temporary or permanent equitable relief. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators' resolution of the dispute shall be final, binding and non-appealable. The nonprevailing party shall bear the expenses of the arbitrators and the arbitration, including reasonable attorneys' fees and costs.

     7.8 LIMITATIONS ON INDEMNIFICATION. The maximum aggregate amount of indemnification that may be required of the Monterey Shareholders on the one hand, and HPX, on the other, under this Article VII shall be $500,000 each.

VIII.  GENERAL

     8.1 NO BROKERS OR FINDERS. Monterey and the Monterey Shareholders hereby represent and warrant to HPX with respect to Monterey, and HPX hereby represents and warrants to Monterey and the Monterey Shareholders with respect to HPX that, except for amounts payable to Rauscher Pierce Refsnes, Inc.; Friedman, Billings, Ramsey & Co., Inc. and Michael P. Kahn & Associates, Ltd., as set forth on
Schedule 8.1, no person is entitled to receive from Monterey and the Monterey Shareholders or HPX, respectively, any investment banking, brokerage, or finder's fee or fees in connection with this Agreement or any of the transactions contemplated by this Agreement.

     8.2 CONTROLLING LAW. This Agreement and all questions relating to its validity, interpretation, performance and enforcement, shall be governed by and construed in accordance with the internal laws of the State of Arizona, notwithstanding any conflict-of-law provisions to the contrary except to the extent that the internal laws of the State of Maryland mandatorily apply.

     8.3 NOTICES. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person, by cable, telegram or telex, facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

     If to HPX:

         Homeplex Mortgage Investments Corporation
         5333 North Seventh Street, Suite 219
         Phoenix, Arizona 85014
         Attention: Corporate Secretary
         Fax: (602) 230-1690

     with a copy given in the manner
     prescribed above, to:

         Hughes & Luce, L.L.P.
         1717 Main Street, Suite 2800
         Dallas, Texas 75201
         Attention: Alan J. Bogdanow
         Fax: (214) 939-6100

     If to Monterey or the Monterey Shareholders:

         Monterey Homes
         6613 North Scottsdale Road
         Suite 200
         Scottsdale, Arizona 85250
         Attention: President
         Fax: (602) 998-9162

     with a copy given in the manner
     prescribed above, to:

         Snell & Wilmer, L.L.P.
         One Arizona Center
         Phoenix, Arizona 85004
         Attention: Steven D. Pidgeon
         Fax: (602) 382-6070

     Any party may alter the address to which communications or copies are to be sent by giving notice to such of change of address in conformity with the provisions of this paragraph for the giving of notice.

     8.4 BINDING NATURE OF AGREEMENT; NO ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that no party may assign or transfer its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

     8.5 ENTIRE AGREEMENT. This Agreement and the documents required to be executed herewith contain the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except that the confidentiality provisions of paragraph 6 of the letter of intent dated May 24, 1996 shall be deemed incorporated herein. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement and the documents required to be executed herewith may not be modified or amended other than by an agreement in writing.

     8.6 PARAGRAPH HEADINGS. The paragraph headings in this Agreement are for convenience only; they form no part of this Agreement and shall not affect its interpretation.

     8.7 GENDER. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

     8.8 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made in this Agreement shall survive the Effective Date for a period of two years. The covenants in Sections 4.3 and 4.4 and Article VII shall survive the Effective Date for the period specified therein. All statements contained in any schedule or certificate delivered in connection with this Agreement will constitute representations and warranties under this Agreement.

     8.9 CERTAIN DEFINITIONS. For the purposes of this Agreement: (a) the term "subsidiary" means each person in which a person owns or controls, directly or through one or more subsidiaries, 50 percent or more of the stock or other interests having general voting power in the election of directors or persons performing similar functions or more than 50% of the equity interests; (b) the term "person" will be broadly construed to include any individual, corporation, company, partnership, trust, joint stock company, association, or other private or governmental entity; and (c) the term "knowledge" with respect to HPX or Monterey shall be deemed to mean the knowledge of its executive officers after reasonable inquiry.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the 13th day of September, 1996.

                                            HOMEPLEX MORTGAGE INVESTMENTS
                                            CORPORATION

                                            By:  /s/  JAY R. HOFFMAN
                                            ------------------------------------
                                            Name: Jay R. Hoffman
                                            Title: President

                                            MONTEREY HOMES CONSTRUCTION II, INC.

                                            By:  /s/  WILLIAM W. CLEVERLY
                                            ------------------------------------
                                            Name: William W. Cleverly
                                            Title: President

                                            MONTEREY HOMES ARIZONA II, INC.

                                            By:  /s/  STEVEN J. HILTON
                                            ------------------------------------
                                            Name: Steven J. Hilton
                                            Title: Secretary and Treasurer

                                            MONTEREY SHAREHOLDERS

                                                 /s/  WILLIAM W. CLEVERLY
                                            ------------------------------------
                                            William W. Cleverly

                                                 /s/  STEVEN J. HILTON
                                            ------------------------------------
                                            Steven J. Hilton

                                   APPENDIX B

                           FORM OF ARTICLES OF MERGER

                               ARTICLES OF MERGER

     THESE ARTICLES OF MERGER are dated as of             , 1996, by and among
Homeplex Mortgage Investments Corporation, a Maryland corporation ("Surviving Company"), and Monterey Homes Construction II, Inc., an Arizona corporation ("MHC II") and Monterey Homes Arizona II, Inc., an Arizona corporation ("MHA II", together with MHC II, the "Merged Companies"), such corporations sometimes hereinafter being jointly referred to as the "Constituent Corporations."

                                  WITNESSETH:

     WHEREAS, Surviving Company, the Merged Companies, and the shareholders of the Merged Companies, have entered into an Agreement and Plan of Reorganization (the "Agreement") in which the parties thereto agreed, among other things, that each of the Merged Companies would be merged with and into Surviving Company;

     NOW, THEREFORE, the following is adopted as and for the Articles of Merger of the Constituent Corporations:

     1. MHC II and MHA II were incorporated under the laws of the State of Arizona on June 1, 1995 and own no interest in land in the State of Maryland.

     2. On the effective date of the merger (as defined in paragraph 16 hereof and sometimes referred to herein as the "Effective Date"), the Merged Companies shall be merged with and into Surviving Company which shall be the surviving corporation.

     3. Surviving Company shall be governed by the laws of the State of Maryland and the registered office of Surviving Company in that state shall be CT Corporation System, Inc.

     4. Upon the merger becoming effective, the separate existence of the Merged Companies shall cease, and Surviving Company shall succeed to and possess all the properties, rights, privileges, powers, franchises and immunities, of a public as well as of a private nature, and be subject to all the debts, liabilities, obligations, restrictions, disabilities and duties of the Merged Companies, all without further act or deed, as provided in the applicable provisions of the Maryland Corporations and Associations Code and the Arizona Business Corporation Act.

     5. Except as amended by the provisions of paragraph 6 hereof, the Articles of Incorporation and bylaws of Surviving Company as in effect on the Effective Date shall be, from and after the Effective Date, the Articles of Incorporation and bylaws of the surviving corporation until they are thereafter amended.

     6. The amendments to the Articles of Incorporation of Surviving Company which are to be effected as part of the merger are to (i) delete Article IX of said charter in its entirety, (ii) renumber existing Article X of said charter to Article IX (iii) strike out Articles I, VI and VIII of said charter and to substitute the following new articles and (iv) add the following subparagraph
(e) to Article V of said charter:

                                   ARTICLE I

                                      NAME

     The name of the corporation (which is hereinafter called the "Corporation") is: Monterey Homes Corporation.

                                   ARTICLE V

                                 CAPITAL STOCK

     (e) Simultaneously with the Effective Date of this amendment, the authorized shares of the Corporation's Common Stock, par value $0.01 per share, and each share of such Common Stock issued and outstanding immediately prior to the Effective Date (the "Old Common Stock") shall automatically and without any action on the part of the holder thereof be reclassified as and changed into one-third ( 1/3) of a share of the Corporation's Common Stock, par value equal to the par value of the Old Common Stock (the "New Common Stock"), subject to the treatment of fractional share interests as described below. Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Old Common Stock (the "Old Certificates," whether one or more) shall be entitled to receive upon surrender of such Old Certificates to the Corporation's Transfer Agent for cancellation, a certificate or certificates (the "New Certificates," whether one or more) representing the number of whole shares of the New Common Stock into which and for which the shares of the Old Common Stock formerly represented by such Old Certificates so surrendered, are reclassified under the terms hereof. From and after the Effective Date, Old Certificates shall represent only the right to the number of shares of New Common Stock into which the Old Common Stock shall have been reclassified and the right to receive New Certificates therefor pursuant to the provisions hereof. No certificates or scrip representing fractional share interests in New Common Stock will be issued, and no such fractional share interest will entitle the holder thereof to vote, or to any rights of a shareholder of the Corporation. All fractional shares for one-half share or more shall be increased to the next higher whole number of shares and all fractional shares of less than one-half share shall be decreased to the next lower whole number of shares, respectively. If more than one Old Certificate shall be surrendered at one time for the account of the same stockholder, the number of full shares of New Common Stock for which New Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Certificates so surrendered. In the event that the Corporation's Transfer Agent determines that a holder of Old Certificates has not tendered all his certificates for exchange, the Transfer Agent shall carry forward any fractional share until all certificates of that holder have been presented for exchange such that rounding for fractional shares to any one person shall not exceed one share. If any New Certificate is to be issued in a name other than that in which the Old Certificates surrendered for exchange are issued, the Old Certificates so surrendered shall be properly endorsed and otherwise in proper form for transfer, and the person or persons requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Certificates surrendered, or provide funds for their purchase, or establish to the satisfaction of the Transfer Agent that such taxes are not payable. From and after the Effective Date the amount of capital represented by the shares of the New Common Stock into which and for which the shares of the Old Common Stock are reclassified under the terms hereof shall be the same as the amount of capital represented by the shares of Old Common Stock so reclassified, until thereafter reduced or increased in accordance with applicable law.

                                   ARTICLE VI

                                   DIRECTORS

     The number of directors of the Corporation shall be as set forth in the Bylaws of the Corporation, but shall never be less than the minimum number permitted by the General Laws of the State of Maryland now or hereinafter in force. The directors shall be divided into two classes designated Class I and Class II. Each Class shall consist of one-half of the directors or as close as approximation thereto as possible. The Class I directors shall stand of election at the 1996 annual meeting of shareholders and shall be elected for a two-year term. The Class II directors shall stand for election at the 1996 annual meeting of shareholders and shall be elected for a one-year term. At each annual meeting of shareholders, commencing with the annual meeting to be held during fiscal 1997, each of the successors to the directors of the Class whose term shall have expired at such annual meeting shall be elected for a term running until the second annual meeting next succeeding his or her election and until his or her successor shall have been duly elected and qualified.

                                  ARTICLE VIII

                       RESTRICTION ON TRANSFER OF SHARES

     (a) In order to preserve the net operating loss carryovers, capital loss carryovers and built-in losses (the "Tax Benefits") to which the Corporation is entitled pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute (collectively the "Code") and the regulations thereunder, the following restrictions shall apply until the earlier of (x) the business day following the fifth anniversary of the effectiveness of this Article VIII, (y) the repeal of Sections 382 and 383 of the Code (or successor provisions) if the Board of Directors determines that the restrictions are no longer necessary, or
(z) the beginning of a taxable year of the Corporation to which the Board of Directors determines that no Tax Benefits may be carried forward, unless the Board of Directors shall fix an earlier or later date in accordance with paragraph (i) of this Article VIII (such date is sometimes referred to herein as the "Expiration Date"):

     (i) No person (as herein defined), including the Corporation, shall engage in any Transfer (as herein defined) with any person to the extent that such Transfer, if effective, would cause the Ownership Interest Percentage (as herein defined) of any person or Public Group (as herein defined) to increase to 4.9 percent or above, or from 4.9 percent or above to a greater Ownership Interest Percentage, or would create a new Public Group; provided, however, that the foregoing restriction on such Transfers shall not be applicable to the Transfer of shares of Stock pursuant to (1) the exercise of any option that is issued by the Corporation and is outstanding on the effective date of the amendment to the Amended and Restated Articles of Incorporation of the Corporation which makes this Article VIII a part of such Amended and Restated Articles of Incorporation,
(2) the exercise of those certain options initially covering 750,000 shares of stock referred to in the Stock Option Agreement dated December 21, 1995 between the Corporation and Alan D. Hamberlin, (3) the issuance of the 800,000 shares of Contingent Stock referred to in the Agreement and Plan of Reorganization dated as of September 13, 1996 (the "Agreement") or (4) the exercise of those certain options initially covering an aggregate of 1,000,000 shares of stock referred to
in those Stock Option Agreements dated             , 199 between the Corporation
and each of William W. Cleverly and Steven J. Hilton.

     For purposes of this Article VIII:

          (A) "person" refers to any individual, corporation, estate, trust, association, company, partnership, joint venture, or other entity or organization, including, without limitation, any "entity" within the meaning of Treasury Regulation Section 1.382-3(a);

          (B) a person's "Ownership Interest Percentage" shall be the sum of such person's direct ownership interest in the Corporation as determined under Treasury Regulation Section 1.382-2T(f)(8) or any successor regulation and such person's indirect ownership interest in the Corporation as determined under Treasury Regulation Section 1.382-2T(f)(15) or any successor regulation, except that, for purposes of determining a person's direct ownership interest in the Corporation, any ownership interest in the Corporation described in Treasury Regulation Section 1.382-2T(f)(18)(iii)(A) or any successor regulation shall be treated as stock of the Corporation, and for purposes of determining a person's indirect ownership interest in the Corporation, Treasury Regulations Sections 1.382-2T(g)(2), 1.382-2T(h)(2)(i)(A), 1.382-2T(h)(2)(iii) and
     1.382-2T(h)(6)(iii) or any successor regulations shall not apply and any Option Right to acquire Stock shall be considered exercised;

          (C) "Transferee" means any person to whom Stock is Transferred;

          (D) "Stock" shall mean shares of stock of the Corporation (other than stock described in Section 1504(a)(4) of the Code or any successor statute, or stock that is not described in Section 1504(a)(4) solely because it is entitled to vote as a result of dividend arrearages), any Option Rights to acquire Stock, and all other interests that would be treated as stock of the Corporation pursuant to Treasury Regulation Section 1.382-2T(f)(18) (or any successor regulation);

          (E) "Public Group" shall mean a group of individuals, entities or other persons described in Treasury Regulation Section 1.382-2T(f)(13) or any successor regulation;

          (F) "Option Right" shall mean any option, warrant, or other right to acquire, convert into or exchange or exercise for, or any similar interests in, shares of Stock;

          (G) "Transfer" shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event, that causes a person to acquire or increase an Ownership Interest Percentage in the Corporation, or any agreement to take any such actions or cause any such events, including (a) the granting or exercise of any Option Right with respect to Stock, (b) the disposition of any securities or rights convertible into or exchangeable or exercisable for Stock or any interest in Stock or any exercise of any such conversion or exchange or exercise right, and (c) transfers of interests in other entities that result in changes in direct or indirect ownership of Stock, in each case, whether voluntary or involuntary, of record, and by operation by law or otherwise;

          (H) "Optionee" means any person holding an Option Right to acquire Stock.

     (ii) Any Transfer that would otherwise be prohibited pursuant to the preceding subparagraph may nonetheless be permitted if information relating to a specific proposed transaction is presented to the Board of Directors and the Board (including a majority of the Independent Directors, as such term is defined in the Agreement) determines in its discretion (x) based upon an opinion of legal counsel or independent public accountants selected by the Board, that such transaction will not jeopardize or create a material limitation on the Corporation's then current or future ability to utilize its Tax Benefits, taking into account both the proposed transaction and potential future transactions, or
(y) that the overall economic benefits of such transaction to the Corporation outweigh the detriments of such transaction. Nothing in this subparagraph shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

     (b) Unless approval of the Board of Directors is obtained as provided in subparagraph (a)(ii) of this Article VIII, any attempted Transfer that is prohibited pursuant to subparagraph (a)(i) of this Article VIII, to the extent that the amount of Stock subject to such prohibited Transfer exceeds the amount that could be Transferred without restriction under subparagraph (a) (i) of this
Article VIII (such excess hereinafter referred to as the "Prohibited Interests"), shall be void ab initio and not effective to transfer ownership of the Prohibited Interests with respect to the purported acquiror thereof (the "Purported Acquiror"), who shall not be entitled to any rights as a shareholder of the Corporation with respect to the Prohibited Interests (including, without limitation, the right to vote or to receive dividends with respect thereto), or otherwise as the holder of the Prohibited Interests. All rights with respect to the Prohibited Interests shall remain the property of the person who initially purported to Transfer the Prohibited Interests to the Purported Acquiror (the "Initial Transferor") until such time as the Prohibited Interests are resold as set forth in subparagraph (b)(i) or subparagraph (b)(ii) of this Article VIII.

     (i) Upon demand by the Corporation, the Purported Acquiror shall Transfer any certificate or other evidence of purported ownership of the Prohibited Interests within the Purported Acquiror's possession or control, along with any dividends or other distributions paid by the Corporation with respect to the Prohibited Interests that were received by the Purported Acquiror (the "Prohibited Distributions"), to an agent designated by the Corporation (the "Agent"). If the Purported Acquiror has sold the Prohibited Interests to an unrelated party in an arms-length transaction after purportedly acquiring them, the Purported Acquiror shall be deemed to have sold the Prohibited Interests as agent for the Initial Transferor, and in lieu of Transferring the Prohibited Interests to the Agent shall Transfer to the Agent the Prohibited Distributions and the proceeds of such sale (the "Resale Proceeds") except to the extent that the Agent grants written permission to the Purported Acquiror to retain a portion of the Resale Proceeds not exceeding the amount that would have been payable by the Agent to the Purported Acquiror pursuant to the following subparagraph (b)(ii) if the Prohibited Interests had been sold by the Agent rather than by the Purported Acquiror. Any purported Transfer of the Prohibited Interests by the Purported Acquiror other than a Transfer described in one of the two preceding sentences shall not be effective to Transfer any ownership of the Prohibited Interests.

     (ii) The Agent shall sell in an arms-length transaction (on the New York Stock Exchange, if possible) any Prohibited Interests transferred to the Agent by the Purported Acquiror, and the proceeds of such sale

(the "Sales Proceeds"), or the Resale Proceeds, if applicable, shall be allocated to the Purported Acquiror up to the following amount: (x) where applicable, the purported purchase price paid or value of consideration surrendered by the Purported Acquiror for the Prohibited Interests, and (y) where the purported Transfer of the Prohibited Interests to the Purported Acquiror was by gift, inheritance, or any similar purported Transfer, the fair market value of the Prohibited Interests at the time of such purported Transfer. Subject to the succeeding provisions of this subparagraph, any Resale Proceeds or Sales Proceeds in excess of the amount allocable to the Purported Acquiror pursuant to the preceding sentence, together with any Prohibited Distributions, shall be the property of the Initial Transferor. If the identity of the Initial Transferor cannot be determined by the Agent through inquiry made to the Purported Acquiror, the Agent shall publish appropriate notice (in The Wall Street Journal, if possible) for seven consecutive business days in an attempt to identify the Initial Transferor in order to transmit any Resale Proceeds or Sales Proceeds or Prohibited Distributions due to the Initial Transferor pursuant to this subparagraph. The Agent may also take, but is not required to take, other reasonable actions to attempt to identify the Initial Transferor. If after ninety (90) days following the final publication of such notice the Initial Transferor has not been identified, any amounts due to the Initial Transferor pursuant to this subparagraph may be paid over to a court or governmental agency, if applicable law permits, or otherwise shall be transferred to an entity designated by the Corporation that is described in
Section 501(c)(3) of the Code. In no event shall any such amounts due to the Initial Transferor inure to the benefit of the Corporation or the Agent, but such amounts may be used to cover expenses (including but not limited to the expenses of publication) incurred by the Agent in attempting to identify the Initial Transferor.

     (c) Within thirty (30) business days of learning of a purported Transfer of Prohibited Interests to a Purported Acquiror, the Corporation through its Secretary shall demand that the Purported Acquiror surrender to the Agent the certificates representing the Prohibited Interests, or any Resale Proceeds, and any Prohibited Distributions, and if such surrender is not made by the Purported Acquiror within thirty (30) business days from the date of such demand the Corporation shall institute legal proceedings to compel such Transfer; provided, however, that nothing in this paragraph (c) shall preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand, and also provided that failure of the Corporation to act within the time periods set out in this paragraph (c) shall not constitute a waiver of any right of the Corporation under this Article VIII.

     (d) Upon a determination by the Board of Directors that there has been or is threatened a purported Transfer of Prohibited Interests to a Purported Acquiror, the Board of Directors may take such action in addition to any action required by the preceding paragraph as it deems advisable to give effect to the provisions of this Article VIII, including, without limitation, refusing to give effect on the books of this Corporation to such purported Transfer or instituting proceedings to enjoin such purported Transfer.

     (e) In the event of any Transfer which does not involve a Transfer of "securities" of the Corporation within the meaning of the Maryland Corporations and Associations Code, as amended ("Securities"), but which would cause a person or Public Group (the "Prohibited Party") to violate a restriction provided for in subparagraph (a) of this Article VIII, the application of subparagraphs (b) and (c) of this Article VIII shall be modified as described in this paragraph
(e). In such case, the Prohibited Party and/or any person or Public Group whose ownership of the Corporation's Securities is attributed to the Prohibited Party pursuant to Section 382 of the Code and the Treasury Regulations thereunder (collectively, the "Prohibited Party Group") shall not be required to dispose of any interest which is not a Security, but shall be deemed to have disposed of, and shall be required to dispose of, sufficient Securities (which Securities shall be disposed of in the inverse order in which they were acquired by members of the Prohibited Party Group), to cause the Prohibited Party, following such disposition, not to be in violation of subparagraph (a) of this Article VIII. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such amount of Securities which are deemed to be disposed of shall be considered Prohibited Interests and shall be disposed of through the Agent as provided in subparagraphs (b) and (c) of this Article VIII, except that the maximum aggregate amount payable to the Prohibited Party Group in connection with such sale shall be the fair market value of the Prohibited Interests at the time of the prohibited Transfer. All expenses incurred by the Agent in disposing of the Prohibited Interests shall be paid out of any amounts due the Prohibited Party Group.

     (f) The Corporation may require as a condition to the registration of the transfer of any shares of its Stock that the proposed Transferee furnish to the Corporation all information reasonably requested by the Corporation with respect to all the proposed Transferee's direct or indirect ownership interests in, or options to acquire, Stock.

     (g) All certificates evidencing ownership of shares of Stock that are subject to the restrictions on Transfer contained in this Article VIII shall bear a conspicuous legend referencing the restrictions set forth in this Article VIII.

     (h) Any person who knowingly violates the restrictions on Transfer set forth in this Article VIII will be liable to the Corporation for any costs incurred by the Corporation as a result of such violation.

     (i) Nothing contained in this Article VIII shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation and the interests of the holders of its securities in preserving the Tax Benefits. Without limiting the generality of the foregoing, in the event of a change in law or Treasury Regulations making one or more of the following actions necessary or desirable, the Board of Directors may (i) accelerate or extend the Expiration Date, (ii) modify the Ownership Interest Percentage in the Corporation specified in the first sentence of subparagraph (a)(i), or (iii) modify the definitions of any terms set forth in this Article VIII; provided that the Board of Directors shall determine in writing that such acceleration, extension, change or modification is reasonably necessary or advisable to preserve the Tax Benefits under the Code and the regulations thereunder or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits, which determination shall be based upon an opinion of legal counsel or independent public accountants to the Corporation.

     (j) The Corporation and the Board of Directors shall be fully protected in relying in good faith upon the information, opinions, reports or statements of the chief executive officer, the chief financial officer, or the chief accounting officer of the Corporation or of the Corporation's legal counsel, independent auditors, transfer agent, investment bankers, and other employees and agents in making the determinations and findings contemplated by this
Article VIII, and neither the Corporation nor the Board of Directors shall be responsible for any good faith errors made in connection therewith.

     7. The authorized share structure of each of the Constituent Corporations is as follows:

                                                                               SURVIVING
                                             MHC II            MHA II           COMPANY
                                         --------------    --------------    --------------
    Total number of shares of
      all classes: ....................    2,000,000         2,000,000         50,000,000
    Number and par value of shares of
      each class: .....................    2,000,000         2,000,000         50,000,000
                                           shares of         shares of         shares of
                                         common stock,     common stock,     common stock,
                                          $.00017 par        $.0007 par         $.01 par
                                             value             value             value
    Number of shares without par value
      of each class: ..................        --                --                --
    Aggregate par value of all shares
      with par value: .................       $340             $1,400           $500,000

     8. The manner and basis of the conversion of the shares of the Merged Companies shall be as follows:

          (a) Upon the merger becoming effective, each share of common stock of each Merged Company (the "Merged Companies Common Stock") issued and outstanding on the Effective Date, by reason of the merger and without any action on the part of the holders thereof, shall be converted into the Merger Consideration Per Share (as defined below), except that any shares of the Merged Companies Common Stock owned by Surviving Corporation or held in the treasury of any of the Merged Companies shall be cancelled and all rights in respect thereof shall cease to exist and no securities, cash or other property shall be issued in respect thereof. The term "Merger Consideration Per Share" shall mean for each Merged Company an amount equal to the Merger Consideration (as defined below) divided by the number of issued and outstanding shares of common stock of such Merged Company. The term "Merger Consideration" shall mean for each Merged Company (i) a number of shares of common stock of Surviving Company (the "Surviving Company Common Stock") equal to (x) the book value of such Merged Company as of the Effective Date multiplied by (y) a factor of 3.0 and divided by (z) the fully diluted book value per share of the Surviving Company Common Stock as of the Effective Date; provided, however, in the event the sum of the Merged Companies book values used in clause (x) above is more or less than $2,500,000, the excess or shortfall shall be distributed or contributed in cash as set forth in Section 1.3(b) of the Agreement, and (ii) a pro rata portion of the Contingent Stock upon the terms and conditions as set forth in Section 1.3(f) of the Agreement. In addition, the Surviving Company shall pay to or receive from the shareholders of the Merged Companies in cash the Adjustment Amount as such term is defined in Section 1.3(b) of the Agreement.

          (b) Certificates for fractional shares of Surviving Company Common Stock shall not be issued. The total number of shares of Surviving Company Common Stock that any person shall have a right to receive under these Articles of Merger will be rounded up to the nearest whole share of Surviving Company Common Stock.

          (c) After the Effective Date, each holder other than Surviving Company of an outstanding certificate or certificates theretofore representing shares of the Merged Companies Common Stock (the "Merged Companies Stock Certificates"), upon surrender thereof to such bank, trust company or other person including Surviving Company as shall be designated by the Surviving Company (the "Exchange Agent"), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of Surviving Company Common Stock into which the shares of the Merged Companies Common Stock theretofore represented by such surrendered certificate or certificates shall have been converted. Until so surrendered, each Merged Companies Stock Certificate, shall be deemed for all purposes, other than the payment of dividends or other distributions, if any, in respect of Surviving Company Common Stock, to represent the appropriate number of whole shares of Surviving Company Common Stock into which the shares of the Merged Companies Common Stock theretofore represented thereby shall have been converted. No dividend or other distribution, if any, payable to holders of shares of Surviving Company Common Stock shall be paid to the holders of certificates theretofore representing shares of the Merged Companies Common Stock; provided, however, that upon surrender and exchange of such the Merged Companies Stock Certificates there shall be paid to the record holders of the stock certificate or certificates, issued in exchange therefor, the amount, without interest thereon, of dividends and other distributions, if any, which theretofore but subsequent to the Effective Date have become payable with respect to the number of whole shares of Surviving Company Common Stock into which the shares of the Merged Companies Common Stock theretofore represented thereby shall have been converted.

          (d) All issued shares of Surviving Company Common Stock, whether outstanding or reacquired immediately prior to the Effective Date, shall continue unchanged as shares of common stock of Surviving Company.

     9. The terms and conditions of the merger and the Agreement were advised, authorized, and approved by Surviving Company in the manner and by the vote required by its Articles of Incorporation and the provisions of the Maryland Corporations and Associations Code, and the said merger and Agreement approved in the manner hereinafter set forth.

     10. The merger and the Agreement were duly advised and approved by the Board of Directors of Surviving Company in the following manner. Said Board of Surviving Company adopted a resolution declaring that the merger of the Merged Companies into Surviving Company is advisable upon the terms and conditions set forth in the Agreement. Said resolution of the Board of Directors was adopted at a meeting duly held on September 5, 1996, at which a quorum was present, and at which the Board acted by at least a majority of its members present thereat.

     11. The Board of Directors of Surviving Company directed the Secretary of the corporation to prepare a written notice of the time, place, and purpose of a meeting of shareholders of Surviving Company to take action upon the proposed merger and the Agreement and to furnish a copy of said notice to all of the shareholders of Surviving Company entitled to vote upon the proposed merger and the Agreement.

     12. The merger and the Agreement were duly approved by the shareholders of Surviving Company in the following manner. At a meeting of shareholders duly
held on             , 1996, pursuant to notice duly given, the shareholders
approved the same by the affirmative vote of at least a majority of all of the votes entitled to be cast thereon.

     13. The terms and conditions of the merger herein set forth were duly advised, authorized, and approved, in respect of the Merged Companies, in the manner and by the vote required by the Articles of Incorporation of said corporations and by the laws of the State of Arizona, which is the state of incorporation of said corporations.

     14. The merger and the Agreement were duly advised and unanimously approved by the respective Board of Directors of each of the Merged Companies at a meeting held pursuant to notice on July 31, 1996.

     15. The merger and the Agreement were duly approved by the shareholders of the Merged Companies by unanimous written consent dated September 9, 1996.

     16. Subject to and in accordance with the laws of the States of Maryland and Arizona, the conditions precedent contained in the Agreement and the other obligations of the parties set forth in the Agreement, the Effective Date of the merger for purposes of state law shall be such date and time the Articles of Merger are filed with the Secretary of State of the State of Maryland and the Corporation Commission of the State of Arizona.

     17. Notwithstanding anything herein to the contrary, the merger may be terminated at any time on or before the Effective Date as provided in the Agreement. In the event of the termination of the merger, these Articles of Merger shall become void and of no effect without any liability to the Constituent Corporations or to the directors, officers, representatives or agents of any of them except for the obligations the Constituent Corporations to pay certain fees and expenses as provided for in the Agreement.

     18. These Articles of Merger may be modified at any time in any respect by the mutual consent of the Constituent Corporations, notwithstanding prior approval by the respective shareholders. Any such modification may be approved for any such corporation by its Board of Directors, without further shareholder approval, except that the value and method of calculating the Merger Consideration to be issued in exchange for the shares of the Merged Companies Common Stock may not be increased or materially altered without the consent of the shareholders of Surviving Company and may not be decreased or materially altered without the consent of the shareholders of the Merged Companies given, in each case, by the same vote as is required under applicable state law for approval of the merger; provided, however, no consent of the shareholders of the Constituent Corporations shall be required to substitute cash in place of Surviving Company Common Stock.

     IN WITNESS WHEREOF, each of the Constituent Corporations has caused these
Articles of Merger to be executed on the      day of             , 1996.

                                            HOMEPLEX MORTGAGE INVESTMENTS
                                            CORPORATION

                                            By:
                                               ---------------------------------
                                            Name: Jay R. Hoffman
                                            Title: President

                                            MONTEREY HOMES CONSTRUCTION II, INC.

                                            By:
                                               ---------------------------------
                                            Name:
                                                 -------------------------------
                                            Title:
                                                  ------------------------------

                                            MONTEREY HOMES ARIZONA II, INC.

                                            By:
                                               ---------------------------------
                                            Name:
                                                 -------------------------------
                                            Title:
                                                  ------------------------------

                                   APPENDIX C

                    FORM OF MONTEREY STOCKHOLDER AGREEMENTS

                          FORM OF EMPLOYMENT AGREEMENT

     THIS EMPLOYMENT AGREEMENT (the "Agreement") is dated as of             ,
1996 by and between Homeplex Mortgage Investments Corporation, a Maryland
corporation (the "Company"), and                ("Employee").

     WHEREAS, the Company desires to obtain the services of Employee, and Employee desires to provide services to the Company, in accordance with the terms, conditions and provisions of this Agreement;

     NOW, THEREFORE, the Company and Employee agree as follows:

     1. EMPLOYMENT. Subject to the terms and conditions of this Agreement, the
Company agrees to employ Employee as                of the Company, and Employee
agrees to perform the duties associated with such positions diligently and to the reasonable satisfaction of the Company's Board of Directors. Employee will devote substantially all of his business time, attention and energies to the business of the Company and will comply with the policies and guidelines established by the Company from time to time.

     2. TERM. Employee will be employed under this Agreement for a term
beginning on             , 1996 (the "Effective Date") and ending on December
31, 2001, unless Employee's employment is terminated earlier pursuant to Section 8.

     3. BASE SALARY. The Company will pay Employee the Base Salary (as defined below). For purposes of this Agreement, the term "Base Salary" shall mean until December 31, 1997 an amount equal to $200,000 per year. For each year thereafter during the term hereof, the Base Salary shall be equal to 105% of the previous Base Salary. Salary will be payable biweekly in accordance with the payroll practices of the Company in effect from time to time. All of Employee's compensation under this Agreement will be subject to deduction and withholding authorized or required by applicable law.

     4. INITIAL STOCK OPTIONS. On the Effective Date, the Company will grant Employee options to purchase 500,000 shares of the Company's common stock (the "Common Stock"). The terms of such options are set forth in a Stock Option Agreement, dated as of the Effective Date, between the Company and Employee, which is attached hereto as Exhibit A.

     5. INCENTIVE COMPENSATION. Employee will be entitled to incentive compensation based on the achievement of certain budgeted income projections specified in Exhibit B hereto.

     6. EMPLOYEE BENEFITS. During the term of this Agreement, the Company will provide to Employee such fringe benefits and other employee benefit plans as are regularly maintained by the Company for its senior executives, in accordance with the policies of the Company in effect from time to time.

     7. REIMBURSEMENT OF EXPENSES. The Company will reimburse Employee for reasonable out-of-pocket business, entertainment and travel expenses incurred and documented in accordance with the policies of the Company in effect from time to time.

     8. TERMINATION.

          (a) If Employee voluntarily terminates his employment with the Company or if the Company discharges Employee for Cause (as defined below), then the Company's obligations to pay the Base Salary and incentive compensation under this Agreement will terminate immediately, except for the payment of the Base Salary through the date of such termination of employment. For purposes of this Agreement, "Cause" is defined to mean only an act or acts of dishonesty by Employee constituting a felony and resulting or intended to result directly or indirectly in substantial personal gain or enrichment at the expense of the Company. Notwithstanding the foregoing, Employee shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to Employee a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Company's Board of Directors (excluding Employee if he is then a director) at a meeting of the Board called and held for the purpose (after reasonable notice to Employee and an opportunity for Employee, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board Employee was guilty of conduct meeting the criteria set forth above and specifying the particulars thereof.

          (b) If Employee's employment with the Company is terminated by the Company without Cause or as a result of Employee's death or Permanent Disability (as defined below), then (i) the Company will be obligated to pay Employee's then current Base Salary pursuant to Section 3 (A) through the end of the stated term of employment hereunder in the event of termination by the Company without Cause or (B) for six months after such termination in the event of death or Permanent Disability and (ii) within 90 days after such termination, the Company will pay Employee pro rated incentive compensation pursuant to Section 5 through the date of termination. For purposes hereof, "Permanent Disability" means a disability that results or, in the judgment of a physician mutually agreeable to the Company and Employee, is likely to result in Employee being unable to fulfill his duties under this Agreement for 180 consecutive days.

          (c) Any termination by the Company for Cause or Permanent Disability pursuant to Section 8(a) or 8(b), respectively, shall be communicated by written Notice of Termination. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee's employment under the provision so indicated. For purposes of this Agreement, no such purported termination shall be effective without such Notice of Termination.

          (d) For purposes of this Agreement, "Date of Termination" shall mean
     (i) if the Agreement is terminated as a result of Employee's death, the date of Employee's death, (ii) if the Agreement is terminated by Employee, the date on which he delivers a Notice of Termination to the Company, (iii) if this Agreement is terminated by the Company for Permanent Disability, 30 days after a Notice of Termination is given (provided that Employee shall not have returned to the performance of Employee's duties on a full-time basis during such 30-day period), or (iv) if Employee's employment is terminated by the Company for any other reason, the date on which a Notice of Termination is given ; provided that if within 30 days after any Notice of Termination is given by the Company, Employee notifies the Company that a dispute exists concerning the termination, the Date of Termination shall be the earlier of the fifth anniversary date of this Agreement or the date on which the dispute is finally determined, either by mutual written agreement of the parties, or by a final judgment, order or decree of a court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected).

          (e) Employee shall have no duty to mitigate the Company's obligations with respect to the payments set forth in this Section 8 by seeking other employment following his termination of employment, nor shall such obligations be subject to offset or reduction by reason of any compensation received by Employee from such other employment.

     9. RESTRICTIVE COVENANT. In consideration of the Company's agreement to employ Employee, until December 31, 2001, Employee hereby agrees that Employee will not, except in connection with the performance of his duties hereunder, directly or indirectly, either as an employee, partner, owner, director, adviser or consultant or in any other capacity:

          (a) engage in the homebuilding business (a "Competing Business");

          (b) recruit, hire or discuss employment with any person who is, or within the six month period preceding the date of such activity was, an employee of the Company (other than as a result of a general solicitation for employment);

          (c) subject to the proviso below, solicit any customer or supplier of the Company for a Competing Business or otherwise attempt to induce any such customer or supplier to discontinue its relationship with the Company; or

          (d) except solely as a limited partner or other form of passive investment with no management or operating responsibilities, engage in the land banking or lot development business; provided, however, that the foregoing shall not restrict (i) the ownership of less than 5% of a publicly-traded company or, (ii) in the event Employee's employment is terminated hereunder, engaging in the custom homebuilding business, including soliciting customers through a general solicitation and soliciting suppliers who serve the Company, but not to induce them to discontinue their relationship with the Company, or engaging in the production homebuilding business outside a 100 mile radius of any project of the Company or outside Northern California (which shall be deemed to mean the metropolitan area of San Jose and all of the State of California north of such area) or engaging in the land banking or lot development business.

     Employee represents to the Company that he is willing and able to engage in businesses that are not Competing Businesses hereunder and that enforcement of the restrictions set forth in this Section 9 would not be unduly burdensome to Employee. The Company and Employee acknowledge and agree that the restrictions set forth in this Section 9 are reasonable as to time, area and scope of activity and do not impose a greater restraint than is necessary to protect the goodwill and other business interests of the Company, and Employee agrees that the Company is justified in believing the foregoing. If the provisions of this
Section 9 are found by a court of competent jurisdiction to contain limitations as to time, area or scope of activity that are not reasonable or not necessary to protect the goodwill or other business interests of the Company, then such court is hereby directed to reform such provisions to the minimum extent necessary to cause the limitations contained herein as to time, area and scope of activity to be reasonable and to impose a restraint that is not greater than necessary to protect the goodwill and other business interests of the Company. The provisions of this Section 9 will survive any termination of this Agreement, except that this Section 9 will not apply following termination of Employee by the Company without Cause.

     10. CONFIDENTIAL INFORMATION. During the term of Employee's employment and for one year thereafter, without the Company's prior written consent, Employee will not use competitively or disclose to any third party (other than in accordance with the proper performance of his duties hereunder or as may be required by statute or court order) the proprietary information, trade secrets, business, marketing, advertising, strategic or business information, customer or prospect lists, work product, know-how or other confidential information of the Company ("Confidential Information"), all of which Employee acknowledges and agrees is the sole and exclusive property of the Company. Upon termination of his employment for any reason, Employee will immediately return to the Company all copies, in whatever form, of any Confidential Information that may be in his possession or control.

     11. SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any applicable law, then such provision will be deemed to be modified to the minimum extent necessary to render it legal, valid and enforceable, and if no such modification will render it legal, valid and enforceable, then this Agreement will be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties will be construed and enforced accordingly.

     12. INJUNCTIVE RELIEF. Employee acknowledges and agrees that the Company would be irreparably harmed by any violation of Employee's obligations under Sections 9 and 10 hereof and that, in addition to all other rights or remedies available at law or in equity, the Company will be entitled to injunctive and other equitable relief to prevent or enjoin any such violation.

     13. ENTIRE AGREEMENT. This Agreement embodies the complete agreement of the parties hereto with respect to the subject matter hereof and supersedes any prior written, or prior or contemporaneous oral, understandings or agreements between the parties that may have related in any way to the subject matter hereof. This Agreement may be amended only in writing executed by the Company and Employee.

     14. GOVERNING LAW. This Agreement and all questions relating to its validity, interpretation, performance and enforcement, shall be governed by and construed in accordance with the internal laws, and not the law of conflicts, of the State of Arizona.

     15. NOTICE. Any notice required or permitted under this Agreement must be in writing and will be deemed to have been given when delivered personally or by overnight courier service or three days after being sent by mail, postage prepaid, at the address indicated below or to such changed address as such person may subsequently give such notice of:



        if to the Company:             Homeplex Mortgage Investments Corporation
                                       5333 North Seventh Street,
                                       Suite 219
                                       Phoenix, Arizona 85014
                                       Attention: Corporate Secretary

        if to Employee:                -----------------------------------------
                                       -----------------------------------------
                                       -----------------------------------------
                                       -----------------------------------------


     16. ARBITRATION. All disputes, claims and other matters in controversy arising directly or indirectly out of or related to this Agreement, or the breach thereof, whether contractual or non-contractual, shall be determined by arbitration and shall be settled by three arbitrators, one of whom shall be appointed by the Company, one by the Employee and the third of whom shall be appointed by the first two arbitrators. Persons eligible to be selected as arbitrators shall be limited to attorneys who have been in practice at least 15 years specializing in employment law matters and who have had both training and experience as arbitrators ("Experienced Arbitrators"). If either such person fails to appoint an arbitrator within ten (10) days of a request in writing by the other such person to do so or if the first two arbitrators cannot agree on the appointment of a third arbitrator within thirty days, then such arbitrator shall be appointed by the American Arbitration Association (which appointment shall not be limited to Experienced Arbitrators if not made within the applicable time period). Except as to the selection of arbitrators which shall be as set forth above, the arbitration shall be conducted promptly and expeditiously at such place in Phoenix, Arizona agreed to between the Company and the Employee in accordance with the Commercial Rules of Arbitration of the American Arbitration Association then in effect so as to enable the arbitrators to resolve the disputes, claims and other matters in controversy within forty-five (45) days of the commencement of the arbitration proceedings. The arbitrators shall base their award on applicable law and judicial precedent and, unless both parties agree otherwise, shall include in such award the findings of fact and conclusions of law upon which the award is based and may award temporary or permanent equitable relief. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators' resolution of the dispute shall be final, binding and non-appealable. The nonprevailing party shall bear the expenses of the arbitrators and the arbitration, including reasonable attorneys' fees and costs.

     IN WITNESS WHEREOF, the Company and Employee have executed and delivered this Agreement as of the date first above written.

                                            HOMEPLEX MORTGAGE INVESTMENTS
                                            CORPORATION

                                            By:
                                               ---------------------------------
                                            Name: Jay R. Hoffman
                                            Title: President

                                            EMPLOYEE

                                            ------------------------------------

                                   EXHIBIT A

                         FORM OF STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT (the "Agreement") is dated as of             ,
1996 (the "Effective Date") between Homeplex Mortgage Investments Corporation, a
Maryland corporation (the "Company"), and                       ("Optionee").

     WHEREAS, the Company desires to obtain the services of the Optionee, and the Optionee has agreed to provide services to the Company;

     WHEREAS, the Company desires to compensate the Optionee for such services by granting the Optionee an option (the "Option") to purchase shares of the Company's common stock, $.01 par value per share (the "Common Stock"), subject to the terms and conditions of this Agreement;

     NOW, THEREFORE, the parties agree as follows:

     1. GRANT OF OPTION. The Company hereby grants to the Optionee, on the terms and subject to the conditions, limitations and restrictions set forth in this Agreement, an Option to purchase 500,000 shares of Common Stock at an exercise price of $1.75 per share of Common Stock.

     2. EXERCISE PERIOD, VESTING AND AMOUNT. The Option shall be exercisable ratably in equal annual increments over three years commencing on the first anniversary of the Effective Date; provided, however, that the Option shall become exerciseable. in full if there is a change of control of the Company required to be reported in response to Item 1 of Form 8-K under the Securities Exchange Act of 1934 as in effect on the date of this Agreement (or any similar or successor form or provisions) on or prior to the third anniversary of the Effective Date. The Option shall expire and become null and void after December 31, 2002.

     3. EXERCISE. In order to exercise the Option, the Optionee must provide written notice (the "Exercise Notice") to the Company at its principal executive office stating the number of shares in respect of which the Option is being exercised. The Exercise Notice must be signed by the Optionee and must include his complete address and social security number. At the time of exercise, the Optionee must pay to the Company the applicable exercise price per share times the number of shares as to which the Option is being exercised, payable (a) by cash or cash equivalent or (b) at the Company's option, by the delivery of shares of Common Stock having a Fair Market Value (defined below) on the date immediately preceding the exercise date equal to the aggregate exercise price, which may include shares subject to the Option. If the Option is exercised in full, the Optionee will surrender this Agreement to the Company for cancellation. If the Option is exercised in part, the Optionee will surrender this Agreement to the Company so that the Company may make appropriate notation hereon or cancel this Agreement and issue a new agreement (containing the same terms and conditions set forth herein) representing the unexercised portion of the Option. For these purposes, "Fair Market Value" means (i) the average closing price on the New York Stock Exchange or any other exchange or market system on which the Common Stock is primarily traded for the last five trading days ending on the date immediately preceding the exercise date; or (ii) if there is no reported price information for the Common Stock, the fair market value as determined in good faith by the Company's Board of Directors.

     4. TAX WITHHOLDING. Any provision of this Agreement to the contrary notwithstanding, the Company may take such steps as it deems necessary or desirable for the withholding of any taxes that it is required by law or regulation of any governmental authority, federal, state or local, domestic or foreign, to withhold in connection with any of the shares of Common Stock subject hereto, including requiring the Optionee to pay to the Company the amount of such withholding tax before the Company issues any shares pursuant to the exercise of the Option.

     5. DILUTION. If the number of shares of Common Stock outstanding is changed by reason of a stock dividend, stock split, reclassification or combination of shares, the number of shares of Common Stock then issuable upon exercise of the Option and the exercise price per share will be appropriately adjusted. In the event of any merger, consolidation, reorganization, or recapitalization of the Company pursuant to which holders of the Common Stock receive securities, other assets or cash (a "Reorganization Transaction"), then upon any subsequent exercise of the Option, the Optionee will be entitled to receive, for each share of

Common Stock issuable upon exercise of the Option, the number and kind of securities, other assets or cash received in respect of one share of Common Stock as a result of such Reorganization Transaction.

     6. TERMINATION.

          (a) If the Company discharges Optionee for Cause (as defined below), then the Option will terminate immediately. For purposes of this Agreement, "Cause" is defined to mean only an act or acts of dishonesty by Optionee constituting a felony and resulting or intended to result directly or indirectly in substantial personal gain or enrichment at the expense of the Company. Notwithstanding the foregoing, Optionee shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to Optionee a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Company's Board of Directors (excluding Optionee if he is then a director) at a meeting of the Board called and held for the purpose (after reasonable notice to Optionee and an opportunity for Optionee, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board Optionee was guilty of conduct meeting the criteria set forth above and specifying the particulars thereof.

          (b) If Optionee voluntarily terminates his employment with the Company or if Optionee's employment with the Company is terminated as a result of Optionee's death or Permanent Disability (as defined below), then the Option will be exercisable for six months following such termination in the event of voluntary termination and one year following such termination in the case of death or Permanent Disability, but only in any such case to the extent that the Option was exercisable on the date of termination. For purposes hereof, "Permanent Disability" means a disability that results or, in the judgment of a physician mutually agreeable to the Company and Optionee, is likely to result in Optionee being unable to fulfill his duties for 180 consecutive days.

          (c) If Optionee's employment with the Company is terminated by the Company without Cause, the Option will be immediately exercisable for the aggregate number of Option Shares not previously exercised and issued pursuant to this Agreement until December 31, 2002;

          (d) For purposes of Section 6(a) or 6(b) hereof, any termination by the Company for Cause or Permanent Disability shall be communicated by written Notice of Termination complying with Section 8(c) of Optionee's Employment Agreement with the Company dated the date hereof.

     7. TRANSFER OF OPTION. The Optionee shall not, directly or indirectly, sell, pledge or otherwise transfer ("Transfer") any unexercised portion of the Option or the rights and privileges pertaining thereto, other than pursuant to a qualified domestic relations order. Neither the Option nor the underlying shares of Common Stock is liable for or subject to, in whole or in part, the debts, contracts, liabilities or torts of the Optionee, nor will they be subject to garnishment, attachment, execution, levy or other legal or equitable process, other than pursuant to a qualified domestic relations order.

     8. CERTAIN LEGAL REQUIREMENTS. The Company will register or qualify the Optionee's shares of Common Stock under the Securities Act of 1933 and applicable blue sky or state securities laws, and will cause such shares to be listed on any exchange or trading system upon which the Company's Common Stock is listed.

     9. ARBITRATION. All disputes, claims and other matters in controversy arising directly or indirectly out of or related to this Agreement, or the breach thereof, whether contractual or non-contractual, shall be determined by arbitration and shall be settled by three arbitrators, one of whom shall be appointed by the Company, one by the Employee and the third of whom shall be appointed by the first two arbitrators. Persons eligible to be selected as arbitrators shall be limited to attorneys who have been in practice at least 15 years specializing in employment law matters and who have had both training and experience as arbitrators ("Experienced Arbitrators"). If either such person fails to appoint an arbitrator within ten (10) days of a request in writing by the other such person to do so or if the first two arbitrators cannot agree on the appointment of a third arbitrator within thirty days, then such arbitrator shall be appointed by the American Arbitration Association (which appointment shall not be limited to Experienced Arbitrators if not made within the applicable time period). Except as to the selection of arbitrators which shall be as set forth above, the arbitration shall be conducted promptly and expeditiously at such place in Phoenix, Arizona agreed to between the Company and the Optionee in accordance with the Commercial Rules of Arbitration of the American Arbitration Association then in effect so as to enable the arbitrators to resolve the disputes, claims and other matters in controversy within forty-five (45) days of the commencement of the arbitration proceedings. The arbitrators shall base their award on applicable law and judicial precedent and, unless both parties agree otherwise, shall include in such award the findings of fact and conclusions of law upon which the award is based and may award temporary or permanent equitable relief. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators' resolution of the dispute shall be final, binding and non-appealable. The nonprevailing party shall bear the expenses of the arbitrators and the arbitration, including reasonable attorneys' fees and costs.

     10. MISCELLANEOUS.

          (a) The Option is intended to be a non-qualified stock option under applicable tax laws, and it is not to be characterized or treated as an incentive stock option under Section 422 of the Internal Revenue Code of 1986.

          (b) Neither the Optionee nor any person claiming under or through the Optionee will have any of the rights or privileges of a shareholder of the Company in respect of any of the shares issuable upon exercise of the Option unless and until certificates representing such shares have been issued and delivered, provided that the Company shall ensure that certificates representing shares validly purchased hereunder shall be issued and delivered promptly to the Optionee or person validly claiming under or through Optionee.

          (c) All notices and other communications hereunder must be in writing and will be deemed to have been duly given when delivered or mailed in accordance with the provisions of Section 14 of Optionee's Employment Agreement with the Company dated the date hereof.

          (d) Subject to the limitations in this Agreement on the transferability by the Optionee of the Option and any shares of Common Stock, this Agreement will be binding on and inure to the benefit of the successors and assigns of the parties hereto.

          (e) If any provision of this Agreement is held to be illegal, invalid or unenforceable under any applicable law, then such provision will be deemed to be modified to the minimum extent necessary to render it legal, valid and enforceable, and if no such modification will render it legal, valid and enforceable, then this Agreement will be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties will be construed and enforced accordingly.

          (f) The parties acknowledge and agree that any violation of the terms of this Agreement would cause irreparable harm to the other party and that, in addition to all other rights or remedies available at law or in equity, such party will be entitled to injunctive and other equitable relief to prevent or enjoin any such violation.

          (g) THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAW, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF ARIZONA.

          (h) This Agreement may be executed in any number of counterparts, and all such counterparts will be deemed an original, will be construed together and will constitute one and the same instrument.

          (i) This Agreement embodies the complete agreement and understanding among the parties with respect to the subject matter hereof and supersedes and preempts any prior written, or prior or contemporaneous oral, understandings, agreements or representations by or among any of the parties that may have related to the subject matter hereof in any way.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                            HOMEPLEX MORTGAGE INVESTMENTS
                                            CORPORATION

                                            By:
                                               ---------------------------------
                                            Name: Jay Hoffman
                                            Title: President

                                            OPTIONEE

                                            ------------------------------------

                                   EXHIBIT B

                        INCENTIVE COMPENSATION SCHEDULE

     The Company shall pay Employee a performance based cash bonus (the "Bonus") for the calendar years 1997 and 1998 equal to the lesser of: (i) 4% of the Consolidated Pre-Tax Net Income (as defined below), or (ii) $200,000. Thereafter, the annual Bonus for the remaining term of this Agreement shall be equal to the lesser of (i) the percentage payout of the Consolidated Pre-Tax Net Income determined by the compensation committee of the Board of Directors of the Company, or (ii) $200,000.

     The term "Consolidated Pre-Tax Net Income" shall mean the consolidated net income of the Company before the Bonus and the Bonus payable to the other Co-Chief Executive Officer of the Company pursuant to his Agreement dated the date hereof, income taxes, amortization of goodwill or purchase accounting write-up of any asset resulting from the merger of the Company and Monterey and the cumulative effect of any change in accounting principle for the fiscal year then ended (or the portion of the fiscal year starting on the Effective Date in the case of 1997) as determined from the Company's audited financial statements by the Company's independent auditors. The Bonus will be payable within 90 days after the Company's fiscal year end.

                     FORM OF REGISTRATION RIGHTS AGREEMENT

     THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement"), dated             ,
1996, is made by and between Homeplex Mortgage Investments Corporation, a
Maryland corporation (the "Company"), and                (the "Holder").

     The Company and the Holder agree as follows:

     1. SHARES. As used herein, the term "Shares" shall mean the shares of common stock, $.01 par value, of the Company, acquired by the Holder pursuant to that certain Agreement and Plan of Reorganization (the "Merger Agreement") among the Company, Monterey Homes Construction II, Inc.; Monterey Homes Arizona II, Inc. and the Monterey Shareholders (as defined therein) dated September 13, 1996 (including the Contingent Stock (as defined in the Merger Agreement) and underlying that certain Stock Option Agreement by and between the Company and
the Holder dated             , 1996 (the "Option Shares") and any securities
issued to Holder as a dividend or distribution in respect of or in exchange for such shares, whether by reclassification, stock split, reverse stock split or otherwise) until their sale under this Agreement or in accordance with Rule 144 (or any similar provision then in force) under the Securities Act of 1933, as amended (the "Securities Act").

     2. DEMAND REGISTRATION. (a) Subject to the provisions of Section 2(b) hereof, the Holder may at any time after the first anniversary of the date of this Agreement make up to two written requests to the Company for registration under Form S-3 (or such other appropriate or successor form if Form S-3 is not available) and in accordance with the provisions of Rule 415 promulgated under the Securities Act of all or a portion of his Shares. The Company shall prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-3 (or such other appropriate or successor form if Form S-3 is not available) under the Securities Act covering such Shares, shall use its best efforts to cause such registration statement to become effective within ninety (90) days of the Holder's request and shall file such post-effective amendments to such registration statement in order for it to remain effective without lapse until the sale of all the Shares and shall qualify such offering under applicable blue sky or state securities laws.

          (b) Notwithstanding delivery of any written request referred to in
     Section 2(a), the Company will have the prior right at any time to conduct public offerings of its common stock for its corporate purposes and may preempt any pending demand registration, in which case Section 3 will apply to the offering. Under these circumstances, the Company will not be obligated to effect the requested demand registration under this Section 2 and such previously requested registration will not count as a demand registration under Section 2(a). In addition, if, prior to the time a written request is delivered under Section 2(a), the Company has given written notice pursuant to Section 3(a) of its intention to file a registration statement, the Company shall not be obligated to cause the requested demand registration to become effective until 120 days after the effective date of such registration statement or until the Company ceases to diligently pursue the preparation, filing and effectiveness of such registration statement.

          (c) The Company shall file a registration statement on Form S-8 with respect to the Option Shares promptly after the date hereof and shall use its best efforts to cause such registration statement to remain effective until the related stock options have been exercised or expired.

          (d) The Company shall pay the expenses described in Section 6 for the registration pursuant to this Section 2.

     3. INCIDENTAL REGISTRATION RIGHTS. (a) If at any time the Company shall determine to proceed with the preparation and filling of a registration statement under the Securities Act in connection with the proposed offer and sale of any of its securities by it or any of its security holders (other than a registration statement on Form S-4, S-8 or other limited purpose form), the Company will give written notice of its determination to the Holder. Upon the written request from the Holder, within ten (10) days after receipt of any such notice from the Company, the Company will, subject to the provisions of Section 3(b), include all Shares requested by the Holder in such registration statement (and any related qualification under blue sky or state securities laws);

provided, however, that nothing herein shall prevent the Company from, at any time, abandoning or delaying any registration under this Section 3. If any registration pursuant to this Section 3 shall be underwritten in whole or in part, the Company shall require that the Shares requested for inclusion pursuant to this Section 3 be included in the underwriting on the same terms and conditions, including lock-up provisions, as the securities otherwise being sold through the underwriters.

          (b) Notwithstanding the foregoing, if the managing underwriter determines and advises that the inclusion of the Shares proposed to be included in the underwritten public offering, together with any other issued and outstanding securities proposed to be included therein by holders of securities other than the Holder who have registration rights which are pari passu to the Holder, would interfere with the successful marketing of such securities, then the number of such Shares that the managing underwriter believes may be sold in such underwritten public offering shall be allocated for inclusion in the registration statement in the following order of priority: (i) first, the securities being offered by the Company, and (ii) secondly, the number of Shares then owned by the Holder and other holders entitled to participate therein who have registration rights which are pari passu to the Holder on a pro rata basis or such other basis as they shall have agreed.

          (c) The Company shall pay the expenses described in Section 6 for registration statements filed pursuant to this Section 3.

     4. REGISTRATION PROCEDURES. If and whenever the Company is required by the provisions of Section 2 or 3 to effect the registration of Shares under the Securities Act, the Company will:

          (a) prepare and file with the SEC a registration statement with respect to such securities, and use its best efforts to cause such registration statement to become and remain effective for such period as may be reasonably necessary to effect the sale of such securities (the "Effective Period").

          (b) prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective for the Effective Period as may be reasonably necessary to effect the sale of such securities.

          (c) furnish to the Holder and to the underwriters for the securities being registered, such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as the Holder and such underwriters may reasonably request in order to facilitate the public offering of such securities.

          (d) use its best efforts to register or qualify the Shares covered by such registration statement under such state securities or blue sky laws of such jurisdictions as the Holder may reasonably request in writing within ten (10) days following the original filing of such registration statement, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified or subject itself to taxation in a jurisdiction where it had not previously been subject to taxation, or take any other action that would subject the Company to service of process in a lawsuit other than one arising out of the registration of the Shares.

          (e) notify the Holder, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed.

          (f) notify the Holder promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information.

          (g) prepare and promptly file with the SEC and promptly notify the Holder of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at any time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and

          (h) advise the Holder, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued.

     5. UNDERWRITING. The Holder agrees that any demand registration involving the issuance of Common Stock by the Company will, at the Company's option, be effected pursuant to an underwritten public offering. The Holder will select the book-running managing underwriter and any additional investment bankers and managers to be used in connection with the demand registration, provided that such underwriter and additional investment bankers and managers are reasonably acceptable to the Company and that the underwriting discounts, fees, discounts and any other compensation proposed to be charged by such persons is competitive with that obtainable from other underwriters, bankers and managers of comparable quality and reputation. The Holder may not participate in an incidental registration hereunder unless such Holder (a) agrees to sell the Shares on the basis provided in the underwriting arrangements, if any, and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, if any, and these registration rights.

     6. EXPENSES. (a) With respect to any registration requested pursuant to
Section 2 hereof, and with respect to an inclusion of Shares in a registration statement pursuant to Section 3 hereof, all fees, costs and expenses of such registration, inclusion and public offering (as further specified in paragraph
(b) below) shall be borne by the Company; provided, however, that the Holder shall bear the underwriting discounts and commissions and transfer taxes in respect of the sale of his Shares.

          (b) The fees, costs and expenses of registration to be borne by the Company as provided in Section 6(a) above shall include, without limitation, all registration, filing, and NASD fees, printing expenses, fees and disbursements of legal counsel and accountants for the Company and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered and qualified.

     7. INDEMNIFICATION. (a) The Company will indemnify and hold harmless the Holder and any underwriter (as defined in the Securities Act) for the Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act, from and against and will reimburse the Holder and each such underwriter and controlling person with respect to, any and all loss, damage, liability, cost and expense to which the Holder or any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expenses arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by the Holder, such underwriter or such controlling person specifically for use in the preparation thereof. The Company will not be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld.

          (b) The Holder will indemnify and hold harmless the Company, its directors and officers, any controlling person and any underwriter thereof from and against, and will reimburse the Company, its directors and officers, any controlling person and any underwriter thereof with respect to, any and all loss, damage, liability, cost or expense to which the Company or any controlling person and/or any underwriter thereof may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, cost or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon and in conformity with information furnished in writing by or on behalf of the Holder specifically for use in the preparation thereof. The Holder will not be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld.

          (c) Promptly after receipt by an indemnified party pursuant to the provisions of paragraph (a) or (b) of this Section 6 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said paragraph (a) or (b), promptly notify the indemnifying party of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder, except to the extent that such omission materially and adversely affects the indemnifying party's ability to defend against or compromise such claim. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and there are legal defenses available to the indemnified party and/or other indemnified parties which are different from or in addition to those available to the indemnifying party, or if there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to an indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said paragraph (a) or (b) for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than costs of investigation, unless (i) the indemnified party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.

          (d) If for any reason the foregoing indemnification is unavailable, or is insufficient to hold harmless an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other in connection with the statement or omission which resulted in the losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentations (within the meaning of Section 11(f) of the Securities
     Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     8. MISCELLANEOUS.

          (a) NOTICES. Any notice or other communications required or which may be given hereunder shall be in writing and shall be delivered personally, or telegraphed, telexed or telecopied, or sent by certified, registered or express mail postage prepaid, and shall be given when so delivered personally, or telegraphed, telexed or telecopied, or if mailed, two days after mailing, as follows (or to such other address as any party may from time to time specify in writing pursuant to the notice provisions hereof):

        If to the Company:

        Homeplex Mortgage Investments Corporation
        5333 North Seventh Street, Suite 219
        Phoenix, Arizona 85014
        Fax: (602) 230-1690
        Attention: Corporate Secretary

        If to the Holder:

        -----------------------------------------------------

        -----------------------------------------------------

        -----------------------------------------------------

        -----------------------------------------------------

          (b) ENTIRE AGREEMENT. This Agreement contains the entire agreement between the Company and the Holder, in respect of the subject matter hereof, and supersedes all prior agreements, written or oral, with respect thereto.

          (c) AMENDMENT. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and any term or condition hereof may be waived, only by a written instrument executed by the Company and the Holder, in the case of a waiver, by the party waiving compliance. No delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

          (d) GOVERNING LAW. This Agreement is made in, and shall be governed by and construed in accordance with, the laws of the State of Arizona, without giving effect to the provisions thereof pertaining to conflicts and choices of law.

          (e) SUCCESSORS AND ASSIGNS. This agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties; notwithstanding the foregoing, neither party shall assign its rights, duties or obligations under this Agreement to any other person, without the other party's express written consent, except that the Holder may assign the benefits of this Agreement to any member of the Holder's "immediate family" as such term is defined in Rule 16a-1(e) or any trust, partnership or other entity created for the benefit of such persons or to any other transferee of more than 150,000 shares prior to giving effect to the contemplated reverse stock split of the Company as set forth in the Merger Agreement.

          (f) COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                            HOMEPLEX MORTGAGE INVESTMENTS
                                            CORPORATION

                                            By:
                                               ---------------------------------
                                            Name: Jay R. Hoffman
                                            Title: President

                                            HOLDER

                                            ------------------------------------

                                   APPENDIX D

                              HAMBERLIN AGREEMENTS

                   AMENDED AND RESTATED EMPLOYMENT AGREEMENT

     THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT ("Agreement") is dated as of the 21st day of December, 1995, by and between HOMEPLEX MORTGAGE INVESTMENTS CORPORATION, a Maryland corporation ("Homeplex"), and ALAN D. HAMBERLIN ("Hamberlin").

     WHEREAS, Hamberlin is an employee of Homeplex and has served as Chief Executive Officer of Homeplex since its organization;

     WHEREAS, Hamberlin is a party to an employment agreement dated as of November 1, 1992 (the "1992 Employment Agreement") pursuant to which Hamberlin has served as the Chief Executive Officer of Homeplex pursuant to the terms thereof;

     WHEREAS, the 1992 Employment Agreement provides for an employment term ending on August 31, 1996;

     WHEREAS, Homeplex desires to continue to have the benefits of Hamberlin's knowledge and experience and considers his continued employment a vital element in protecting and enhancing the best interests of Homeplex and its stockholders;

     WHEREAS, Hamberlin has agreed to continue to serve as Chief Executive Officer of Homeplex and to fulfill, with the other employees of Homeplex, the functions performed by him under the 1992 Employment Agreement on the terms and conditions contracted hereinafter; and

     WHEREAS, Homeplex desires to continue to employ Hamberlin and Hamberlin desires to continue to be employed by Homeplex upon the terms and conditions contained hereinafter, which Homeplex and Hamberlin agree will supersede, amend and restate the terms and conditions of the 1992 Employment Agreement effective as of the date hereof;

     NOW, THEREFORE, in consideration of the promises and of the mutual covenants herein contained, the parties hereto have agreed and do agree as follows:

          1. EMPLOYMENT. Homeplex hereby employs Hamberlin and Hamberlin hereby accepts employment by Homeplex upon the terms and conditions set forth herein.

          2. SERVICES REQUIRED.

             (a) CHIEF EXECUTIVE OFFICER. Hamberlin shall be employed as the Chief Executive Officer of Homeplex and shall perform such duties and services as are customary for such a position. Such services shall include the services currently being rendered by Hamberlin.

             (b) EXPENSE REIMBURSEMENT. Hamberlin shall devote that portion of his time required to perform his duties hereunder in a competent manner. Because some of Hamberlin's duties under this paragraph will, from time to time, be performed by him while he is physically located in the offices of Courtland Homes, Homeplex hereby agrees to pay Courtland $15,000 annually as reimbursement for expenses incurred by Courtland in providing support to Hamberlin during the time he performs work for Homeplex. Such payment shall be made in quarterly increments.

          3. TERM OF EMPLOYMENT. The term of this Agreement shall be for a period of three years commencing as of the date hereof; provided, however, the rights of Hamberlin and the obligations of Homeplex under the Addendum shall continue during the "PSR Exercise Period" as defined in Section 6 of the Addendum.

          4. CHANGE IN CONTROL. The term "Change in Control" of Homeplex shall mean a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934 as in effect on the date of this Agreement or, if Item 6(e) is no longer in effect, any regulations issued by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 which serve similar purposes; provided that, without limitation, such a Change in Control shall be deemed to have occurred if and when (a) any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) directly or indirectly of equity securities of Homeplex representing 9.8 percent or more of the combined voting power of Homeplex's then outstanding equity securities except that this provision shall not apply to an acquisition which has been approved by least 75 percent of the members of the Board of Directors who are not affiliates or associates of person and by at least 80 percent of the issued and outstanding shares of Homeplex common stock beneficially owned by non-affiliates of such person; (b) during the period of this Agreement, individuals who, at the beginning of such period, constituted the Board of Directors of Homeplex (the "Original Directors"), cease for any reason to constitute at least a majority thereof unless the election or nomination for election of each new director was approved (an "Approved Director") by the unanimous vote of a Board of Directors constituted entirely of Existing Directors and/or previously Approved Directors; (c) a tender offer or exchange offer is made whereby the effect of such offer is to take over and control Homeplex; and such offer is consummated for the equity securities of Homeplex representing 20 percent or more of the combined voting power of Homeplex's then outstanding voting securities; (d) Homeplex is merged, consolidated or enters into a reorganization transaction with another person and as the result of such merger, consolidation or reorganization less than 75 percent of the outstanding equity securities of the surviving or resulting person shall then be owned in the aggregate by the former stockholders of Homeplex; or (e) Homeplex transfers substantially all of its assets to another person or entity which is not a wholly-owned subsidiary of Homeplex; provided, however, that notwithstanding the foregoing no Change of Control shall be deemed to have occurred if such a Change of Control is a "Consented Change of Control." A "Consented Change of Control" is any transaction described in Sections 4(a), (c) or (d) if such transaction has been unanimously approved by a Board of Directors constituted entirely of Existing Directors and/or previously Approved Directors.

        5. COMPENSATION.

             (a) SALARY. Homeplex will pay Hamberlin an annual base salary of One Dollar ($1.00) for the term of this Agreement. This annual base salary shall be payable in annual installments.

             (b) BONUSES. Hamberlin shall not be entitled to any bonus except as granted by the Board of Directors in its absolute sole discretion.

             (c) OPTIONS/PSRS. As of the date of this Agreement, Homeplex has granted an option to Hamberlin to purchase common stock of Homeplex pursuant to a Stock Option Agreement executed by and between Homeplex and Hamberlin as of the date hereof (the "Stock Option Agreement"). Under the terms of the Stock Option Agreement, Hamberlin may not exercise any options thereunder until that Stock Option Agreement has been approved by the shareholders of Homeplex as required in the Stock Option Agreement ("Shareholder Approval"). If Shareholder Approval has not been obtained (i) at a Homeplex shareholders' meeting in which the Stock Option Agreement is the subject of a shareholder vote; (ii) on or before the day prior to the third anniversary date of this Agreement;
        (iii) on or before the day prior to a Change in Control; or (iv) on or before the day prior to any Date of Termination (not including a Date of Termination occurring as a result of the termination of Hamberlin for Cause), then on the earliest of the foregoing dates, Hamberlin shall have the phantom stock rights ("PSRs") described in this Agreement and the Addendum attached hereto which by this reference is incorporated herein.

             (d) FRINGE BENEFITS. Hamberlin shall be entitled to participate in any group insurance, pension, retirement, vacation, expense reimbursement or other plans, programs or benefits approved by the Board of Directors and made available from time to time to employees of Homeplex generally during the term of Hamberlin's employment hereunder. The foregoing shall not obligate Homeplex to adopt or maintain any particular plan, program or benefit.

          6. TERMINATION OF EMPLOYMENT. Hamberlin's employment shall terminate during the of this Agreement under any of the following circumstances:

             (a) DEATH. Hamberlin's employment shall terminate upon Hamberlin's death.

             (b) DISABILITY. Hamberlin's employment shall terminate in the event Hamberlin becomes physically or mentally disabled so as to be unable, for a period of more than 120 consecutive calendar days or for more than 180 calendar days in the aggregate during any twelve-month period, to perform his duties hereunder in a timely and competent manner, and Homeplex thereafter gives written notice of termination to Hamberlin. Hamberlin's failure to present himself for work for either of the periods described above shall be presumptive evidence of his disability. The first day of any 120 or 180 day period described above shall be referred to as the "Disablement Commencement Date."

             (c) TERMINATION FOR CAUSE. Homeplex may terminate Hamberlin's employment hereunder for Cause. For the purposes of this Agreement, Homeplex shall have "Cause" to terminate Hamberlin's employment hereunder only if termination shall have been the result of an act or acts of dishonesty by Hamberlin constituting a felony and resulting or intended to result directly or indirectly in substantial gain or personal enrichment at the expense of Homeplex. Notwithstanding the foregoing, Hamberlin shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to Hamberlin a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Homeplex Board of Directors (excluding Hamberlin if he is then a director) at a meeting of the Board called and held for the purpose (after reasonable notice to Hamberlin and an opportunity for Hamberlin, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board Hamberlin was guilty of conduct meeting the criteria set forth above and specifying the particulars thereof.

             (d) NOTICE OF TERMINATION. Any termination by Homeplex pursuant to
        Section 6(b) or 6(c)above shall be communicated by written Notice of Termination. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Hamberlin's employment under the provision so indicated. For purposes of this Agreement, no such purported termination shall be effective without such Notice of Termination.

             (e) TERMINATION BY MUTUAL AGREEMENT. Within 90 days of a Consented Change of Control, Homeplex may send a written "Notice of Requested Termination" to Hamberlin asking him to terminate his employment. Hamberlin shall have 30 days to respond in writing to the Notice of Requested Termination. A termination of Hamberlin's employment pursuant to this Section 6(e) shall be referred to herein as a "Consented Termination."

             (f) TERMINATION BY HAMBERLIN. Hamberlin may at any time during the term of this Agreement terminate his employment hereunder for any reason or no reason by giving Homeplex notice in writing not less than 120 days in advance of such termination, provided that in the event of a Change in Control such notice must be not less than 30 days in advance of termination. The Date of Termination shall be the date specified in the written Notice of Termination unless otherwise agreed and Hamberlin shall have no further obligations to Homeplex after the effective date of termination. Notwithstanding the foregoing, in the event any "person" (as defined in Section 4 above) begins a tender or exchange offer, circulates a proxy to shareholders or takes other steps to effect a Change of Control, Hamberlin agrees that he will not voluntarily leave the employ of Homeplex, and will render services to Homeplex commensurate with his position, until such "person" has abandoned or terminated efforts to effect a Change of Control or until a Change of Control has occurred.

             (g) DATE OF TERMINATION. "Date of Termination" shall mean (i) if the Agreement is terminated as a result of Hamberlin's death, the date of Hamberlin's death, (ii) if the Agreement is terminated by Hamberlin, the date on which he delivers a Notice of Termination to Homeplex, (iii) if this Agreement is terminated by Homeplex for Disability, 30 days after a Notice of

        Termination is given (provided that Hamberlin shall not have returned to the performance of Hamberlin's duties on a full-time basis during such 30-day period), (iv) if the Agreement is terminated as a result of a Consented Termination, the date as agreed to by Hamberlin and Homeplex, or (v) if Hamberlin's employment is terminated by Homeplex for any other reason, the date on which a Notice of Termination is given; provided that if within 30 days after any Notice of Termination is given by Homeplex, Hamberlin notifies Homeplex that a dispute exists concerning the termination, the Date of Termination shall be the earlier of the third anniversary date of this Agreement or the date on which the dispute is finally determined, either by mutual written agreement of the parties, or by a final judgment, order or decree of a court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected).

          7. COMPENSATION IN THE EVENT OF TERMINATION PRIOR TO A CHANGE IN CONTROL. If Hamberlin's employment is terminated prior to a Change in Control, the following provisions shall apply.

             (a) DEATH OR DISABILITY. If Hamberlin's employment is terminated under Section 6(a) or 6(b) hereof, Homeplex will pay Hamberlin or his estate (i) his salary and fringe benefits to the Date of Termination and
        (ii) if Shareholder Approval of the Stock Option Agreement has not occurred as of the Date of Termination, an amount equal to the Excess Value of each vested PSR. For purposes of the foregoing, the Excess Value of each vested PSR shall be calculated (i) as of the Date of Termination if Hamberlin is deceased or (ii) as of the Disablement Commencement Date if Hamberlin is disabled. The foregoing amounts shall be paid to Hamberlin in a lump sum within 10 days after the Date of Termination.

             (b) FOR CAUSE. If Hamberlin's employment is terminated under
        Section 6(c) hereof, Homeplex will immediately pay Hamberlin his salary and fringe benefits to the Date of Termination and Hamberlin shall not be entitled to any other salary or fringe benefits or PSR Exercise or DER Payments (whether vested or unvested).

             (c) OTHER. If Hamberlin's employment is terminated by Homeplex for any reason other than death, disability, Cause, or a Consented Termination, Homeplex will pay Hamberlin (i) his salary and fringe benefits for the balance of the term of this Agreement and (ii) if Shareholder Approval of the Stock Option Agreement has not occurred as of the Date of Termination, all PSR DER Payments occurring during the PSR Exercise Period, and such PSR Exercise Payments as elected by Hamberlin during the PSR Exercise Period. All salary and fringe benefits shall be paid to Hamberlin in a lump sum within 10 days after the Date of Termination. All PSR DER Payments shall be paid at such time as required by the Addendum, and all PSR Exercise Payments shall be paid at such time as such PSRs are exercised by Hamberlin during the PSR Exercise Period.

             (d) BY HAMBERLIN. If Hamberlin's employment is terminated under
        Section 6(f) hereof, Homeplex will pay Hamberlin only his salary and fringe benefits which become payable on or prior to the Date of Termination. All such salary and fringe benefits shall be paid to Hamberlin in a lump sum within 10 days after the Date of Termination. In addition, if Shareholder Approval of the Stock Option Agreement has not occurred as of the Date of Termination, with respect to those PSRs that vested prior to the Date of Termination, Hamberlin shall thereafter be entitled during the PSR Exercise Period to all PSR DER Payments and such PSR Exercise Payments as elected by Hamberlin.

             (e) NO MITIGATION. Hamberlin shall not be required to mitigate the amount of any payment provided for in this paragraph by seeking other employment or otherwise, nor shall the amount of any payment provided for in this paragraph be reduced by any compensation earned by Hamberlin as the result of employment by another employer.

          8. COMPENSATION IN THE EVENT OF A CONSENTED TERMINATION. If Hamberlin's employment is terminated pursuant to a Consented Termination, Homeplex will pay Hamberlin only the salary and fringe benefits that become payable on or prior to the Date of Termination. All such salary and fringe benefits shall be paid to Hamberlin in a lump sum within 10 days after the Date of Termination. In addition, if Shareholder Approval of the Stock Option Agreement has not occurred as of the Date of Termination, Hamberlin shall thereafter be entitled during the PSR Exercise Period to all PSR DER payments and all such PSR Exercise payments as elected by Hamberlin with respect to all PSRs as those PSRs vest as if Hamberlin were still employed.

          9. EFFECT OF CHANGE IN CONTROL. If a Change in Control occurs on or before the third anniversary date of this Agreement and if there previously shall have been a Consented Termination of Hamberlin, and if shareholder approval of the Stock Option Agreement has not occurred as of the day prior to the Change in Control, all PSRs shall immediately vest, all PSR DER payments shall be paid at such times as required by the Addendum, and all PSR Exercise Payments shall be paid at such time that such PSRs are exercised by Hamberlin during the PSR Exercise Date. If a Change in Control occurs during the term of this Agreement and Hamberlin's employment shall not have been terminated previously, notwithstanding any other provision of this Agreement to the contrary, the following provisions shall apply:

             (a) BENEFIT PLANS. Homeplex shall maintain in full force and effect, for Hamberlin's continued benefit until the earlier of the third anniversary of the date of this Agreement, or the date Hamberlin becomes entitled to participate in similar plans, programs or benefits provided by a subsequent employer, all life, accident, medical and dental insurance plans, programs or benefits, adopted from time to time by the Board of Directors, in which he was entitled to participate immediately prior to the Change in Control provided that his continued participation is possible under the general terms and provisions of such plans, programs and benefits. The foregoing shall not obligate Homeplex to adopt or maintain any particular plan, program or benefit. In the event that his participation in any such plan, program or benefit is barred, Homeplex shall arrange to provide him with benefits substantially similar to those to which he would have been entitled to receive under such plans and programs. At the end of the period of coverage, Hamberlin shall have the option to have assigned to him at no cost and with no apportionment of prepaid premiums, any assignable insurance policy owned by Homeplex and relating specifically to him.

             (b) ACCELERATION OF PSRS. As provided in the Addendum, if Shareholder Approval of the Stock Option Agreement has not occurred as of the day prior to the Change in Control, all PSRs shall immediately vest, all PSR DER Payments shall be paid at such times as required by the Addendum and all PSR Exercise Payments shall be paid at such time as such PSRs are exercised by Hamberlin during the PSR Exercise Period.

             (c) CHANGE IN CONTROL BONUS. Within 10 days after a Change in Control, Homeplex will pay $500,000 to Hamberlin as well as all unpaid fringe benefits. If Hamberlin remains employed by Homeplex following a Change in Control he shall be entitled to receive such other compensation, if any, as Homeplex and Hamberlin shall then agree.

             (d) NO MITIGATION. Hamberlin shall not be required to mitigate the amount of any payment provided for in this paragraph by seeking other employment or otherwise, nor shall the amount of any payment provided for in this paragraph be reduced by any compensation earned by Hamberlin as the result of employment by another employer.

          10. LIQUIDATION OF HOMEPLEX. In the event that no Change in Control has occurred and the Board of Directors has elected to declare a Liquidating Dividend, then notwithstanding the Addendum hereof, no PSR DER Payment shall be made to Hamberlin. Instead, regardless of whether or not Shareholder Approval of the Stock Option Agreement has occurred, Hamberlin shall receive on or before the date of the Liquidating Dividend a bonus in an amount equal to $20,833 multiplied by each full or partial month that Hamberlin has been employed by Homeplex since the date of this Agreement. For purposes of this Agreement, a "Liquidating Dividend" shall mean a dividend through which all or substantially all of the assets of Homeplex are distributed to its shareholders.

          11. SURRENDER OF BOOKS AND RECORDS. Hamberlin acknowledges that all files, lists, books, records, literature, products and any other materials owned by Homeplex or used by it in connection with the conduct of its business shall at all times remain the property of Homeplex and that upon termination of employment hereunder, irrespective of the time, manner or cause of said termination, Hamberlin will surrender to Homeplex all such files, lists, books, records, literature, products and other materials.

          12. NOTICES. All notices, requests, demands and other communications required under this Agreement shall be in writing and shall be deemed duly given and received (i) if personally delivered, on the date of delivery,
     (ii) if mailed, three days after deposit in the United States mail, registered or certified, return receipt requested, postage prepaid and addressed as provided below, or (iii) if by a courier delivery service providing overnight or "next-day" delivery, on the next business day after deposit with such service addressed as follows:

          If to Homeplex:  Homeplex Mortgage Investments
                           Corporation
                           5333 North 7th Street, Suite 219
                           Phoenix, Arizona 85014

          If to Hamberlin: Alan D. Hamberlin
                           5333 North 7th Street, Suite 310
                           Phoenix, Arizona 85014

Any party may change its above-designated address by giving the other party written notice of such change in the manner set forth herein.

          13. WAIVER. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver, and no waiver shall be binding unless executed in writing by the party making the waiver.

          14. INTEGRATION, MODIFICATION AND AMENDMENT. This Agreement (which includes the Addendum) and the Stock Option Agreement embody the full understanding of the parties with respect to the subject matter hereof, superseding any and all prior agreements, including the 1992 Employment Agreement, and no amendment or modification thereof shall be effective unless the same shall be in writing and signed by both of said parties.

          15. GOVERNING LAW. Except as the corporate law of the State of Maryland expressly applies hereto, this Agreement shall be construed in accordance with, and governed by, the laws of the State of Arizona, without regard to application of conflicts of law principles.

          16. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one and the same instrument.

          17. SEVERABILITY. Each provision of this Agreement is severable from every other provision and is enforceable to the full extent that it is valid without regard to the invalidity of any portion hereof or of any other provision and without regard to any claim or cause of action Hamberlin may have against Homeplex under this Agreement or otherwise.

          18. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto; provided that because the obligations of Hamberlin hereunder involve the performance of personal services, such obligations shall not be delegated by Hamberlin. For purposes of this Agreement successors and assigns shall include, but not be limited to, any individual, corporation, trust, partnership, or other entity which acquires a majority of the stock or assets of Homeplex by sale, merger, consolidation, liquidation, or other form of transfer. Homeplex will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Homeplex to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Homeplex would be required to perform it if no such succession had taken place.

          19. ATTORNEYS' FEES. Homeplex agrees to reimburse Hamberlin for his legal fees and costs in connection with the negotiation of this Agreement. In the event an action or suit is brought by any party hereto to enforce any of the terms of this Agreement, the prevailing party shall be entitled to the payment of reasonable attorneys' fees and costs, as determined by the judge of the court.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                          HOMEPLEX MORTGAGE INVESTMENTS
                                          CORPORATION, a Maryland corporation

                                          By: /s/ JAY HOFFMAN
                                             ---------------------------------
                                          Name: Jay Hoffman
                                          Its: President

                                          /s/ ALAN D. HAMBERLIN
                                          ------------------------------------
                                          Alan D. Hamberlin

                                  ADDENDUM TO
                   AMENDED AND RESTATED EMPLOYMENT AGREEMENT

     1. ADDENDUM TO EMPLOYMENT AGREEMENT. This Addendum is attached to an Amended and Restated Employment Agreement between Alan D. Hamberlin and Homeplex Mortgage Investments Corporation dated as of December 21, 1995 (the "Employment Agreement") and is intended to be incorporated in such Employment Agreement as if it was a part thereof. All capitalized terms included in this Addendum and not defined shall have the definitions given such term in the Employment Agreement.

     2. CONDITIONAL GRANT OF PSRS.

          (a) GRANT. Homeplex conditionally grants to Hamberlin, as of December 21, 1995 (the "Grant Date"), the right, privilege and option (the phantom stock right or "PSR") to be paid the appreciation occurring with respect to 750,000 shares of the common stock of Homeplex ("PSR Shares"), subject in all respects to the terms, conditions and provisions of this Addendum. As of the Grant Date, Homeplex has also granted to Hamberlin an option to purchase common stock of Homeplex pursuant to the Stock Option Agreement. Under the terms of the Stock Option Agreement, Hamberlin may not exercise any options thereunder prior to Shareholder Approval. If Shareholder Approval has not been obtained (i) at a Homeplex shareholders' meeting in which the Stock Option Agreement is the subject of a shareholder vote; (ii) on or before the day prior to the third anniversary date of this Agreement;
     (iii) on or before the day prior to a Change in Control; or (iv) on or before the day prior to any Date of Termination (not including a Date of Termination occurring as a result of the termination of Hamberlin for Cause), then on the earliest of the foregoing dates (the "Effective Date"), Hamberlin shall have the PSRs described in the Employment Agreement and this Addendum. If Shareholder Approval of the Stock Option Agreement occurs prior to any Effective date, then this Addendum shall be void and no PSRs shall be issued hereunder.

          (b) PSR SHARES. The PSR Shares shall be deemed to become issued and outstanding for purposes of this Addendum (including Section 5 hereof) when the related PSRs vest, although the PSR Shares shall be only phantom shares of common stock of Homeplex and shall not become actually issued and outstanding. The number of PSR Shares deemed outstanding for purposes of this Addendum (and the related PSRs held by Hamberlin) shall be reduced by the number of PSRs exercised for cash under Section 4 and as provided in
     Section 6 hereof.

     3. VESTING OF PSRS. The PSRs shall vest according to following schedule:

          (a) 200,000 of the PSRs shall vest immediately;

          (b) 275,000 of the PSRs shall vest on the first anniversary of the Grant Date provided Hamberlin is either employed by Homeplex on that date or has left the employment of Homeplex pursuant to a Consented Termination as described in Section 6(e) of the Employment Agreement; and

          (c) 275,000 of the PSRs shall vest on the second anniversary of the Grant Date provided Hamberlin is either employed by Homeplex on that date or has left the employment of Homeplex pursuant to a Consented Termination as described in Section 6(e) of the Employment Agreement.

Notwithstanding the foregoing, all PSRs shall vest upon a Change in Control or upon the termination of Hamberlin's employment (without his consent) by Homeplex for any reason other than death, disability or Cause. From and after the Effective Date, Hamberlin may exercise vested PSRs with respect to any outstanding PSR Shares at any time, and from time to time, in whole or in part, during the PSR Exercise Period, as defined in Section 6 hereof.

     4. EXERCISE OF PSRS. From and after the Effective Date, all or any portion of the vested PSRs may be exercised by Hamberlin upon written notice to Homeplex, addressed to Homeplex at its principal place of business. Such notice shall be signed by Hamberlin and shall state the election to exercise PSRs and specify the number of PSR Shares with respect to which the PSRs ate being exercised. Upon the exercise of PSRs, Homeplex shall immediately pay to Hamberlin for each PSR exercised cash in an amount equal to the difference between the Base Price of an PSR Share and the current FMV Price of an PSR Share (an "PSR Exercise Payment"). The amount by which the FMV Price exceeds the Base Price shall be referred to as the "Excess Value." For purposes of the foregoing, the "Base Price" of a PSR Share shall be equal to $1.50, which is the market price (as determined pursuant to Section 10 below) of a PSR Share as of the Grant Date and the "FMV Price" value of a PSR Share shall be equal to its market price (as determined pursuant to Section 10 below) as of any applicable date.

     5. PSR DER PAYMENTS. From and after the Effective Date, except as provided in Section 10 of the Employment Agreement, to the extent that Homeplex at any time declares and pays a dividend with respect to its shares of common stock (the "Common Stock"), Homeplex shall also make a cash payment to Hamberlin (the "PSR DER Payment") of an amount equal to the number of PSR Shares deemed to be outstanding under Section 2 hereof on the date of such dividend declaration multiplied by the per share dividend actually paid with respect to the Common Stock. If Homeplex declares a dividend after the Grant Date but prior to the Effective Date ("Interim Dividends"), Homeplex shall pay to Hamberlin on the Effective Date the PSR DERs occurring with respect to such Interim Dividends.

     6. TERMINATION OF PSRS. All PSRs, to the extent not previously exercised, shall terminate (and any remaining PSR Shares shall no longer be considered to be outstanding hereunder) upon the fifth anniversary of the Grant Date or as earlier provided in the Employment Agreement (such termination date shall be referred to as the "PSR Termination Date"). The period from the Grant Date to the PSR Termination date shall be referred to as the "PSR Exercise Period."

     7. DEATH OR DISABILITY OF HAMBERLIN. If Hamberlin dies or becomes disabled on or after the Effective Date and prior to the PSRs being exercised in full but during his employment, the Excess Value (as calculated on the date of death or on the Disablement Commencement Date, whichever is applicable) of all unexercised PSRs which had vested prior to the date of death or the Disablement Commencement Date shall be immediately paid to Hamberlin or his estate as provided in Section 7(a) of the Employment Agreement. If Hamberlin dies on or after the Effective Date but after the termination of his employment pursuant to a Consented Termination, the Excess Value (as calculated on the date of death) of all unexercised PSRs that had vested prior to the date of death shall be paid to Hamberlin's estate within 10 days.

     8. NO PRIVILEGE OF COMMON STOCK OWNERSHIP. The holder of the PSRs granted hereunder shall not have any of the rights of a stockholder with respect to the PSR Shares.

     9. CAPITAL ADJUSTMENTS. The number of PSR Shares deemed outstanding (and the Base Price) shall be proportionately adjusted for any increase or decrease in the number of outstanding shares of Common Stock of Homeplex resulting from a subdivision or consolidation of the Common Stock or any other capital adjustment or the payment of a stock dividend or any other increase or decrease in the number of such shares effected without Homeplex's receipt of consideration therefor in money, services or property.

     10. CALCULATION OF FAIR MARKET VALUE OF COMMON STOCK. The market value of an PSR Share shall be the same as the market value of a share of Common Stock. The market value of a share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

          (a) If the Common Stock is not at the time listed or admitted to trading on any stock exchange but is traded in the over-the-counter market, the fair market value shall be the mean between the highest bid and lowest asked prices (or, if such information is available, the closing selling price) per share of Common Stock on the date in question in the over-the-counter market, as such prices are reported by the National Association of Securities Dealers through its NASDAQ system or any successor system. If there are no reported bid and asked prices (or closing selling price) for the Common Stock on the date in question, then the mean between the highest bid price and lowest asked price (or the closing selling price) on the last preceding date for which such quotations exist shall be determinative of fair market value.

          (b) If the Common Stock is at the time listed or admitted to trading on any stock exchange, then the fair market value shall be the closing selling price per share of Common Stock on the date in question on the stock exchange determined by the Board to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no reported sale of Common Stock on such exchange on the date in question, then the fair market value shall be the closing selling price on the exchange on the last preceding date for which such quotation exists.

          (c) If the Common Stock at the time is neither listed nor admitted to trading on any stock exchange nor traded in the over-the-counter market, then the fair market value shall be determined by the Board after taking into account such factors as the Board shall deem appropriate, including one or more independent professional appraisals.

     11. COMPLIANCE WITH LAWS AND REGULATIONS. The exercise of an PSR and the payment of cash hereunder upon such exercise shall be subject to compliance by Homeplex and Hamberlin with all applicable requirements of law relating thereto.

     12. NONASSIGNABILITY. Neither the PSRs nor any rights or privileges, conferred thereby shall be assignable or transferable by Hamberlin other than by will or by the laws of descent and distribution, and the PSRs shall be exercisable only by Hamberlin during Hamberlin's lifetime.

     IN WITNESS WHEREOF, the parties hereto have executed this Addendum as of the same date as the Employment Agreement.

                                          HOMEPLEX MORTGAGE INVESTMENTS
                                          CORPORATION, a Maryland corporation

                                          By:       /s/  JAY HOFFMAN
                                             -----------------------------------
                                          Name: Jay Hoffman
                                          Its: President

                                                /s/  ALAN D. HAMBERLIN
                                          --------------------------------------
                                                    Alan D. Hamberlin

                   HOMEPLEX MORTGAGE INVESTMENTS CORPORATION

                             STOCK OPTION AGREEMENT

     THIS AGREEMENT ("Agreement") is made as of the 21st day of December, 1995, by and between HOMEPLEX MORTGAGE INVESTMENTS CORPORATION, a Maryland corporation ("Homeplex"), and ALAN D. HAMBERLIN ("Hamberlin").

     WHEREAS, Hamberlin is an employee of Homeplex and has served as its Chief Executive Officer since its organization;

     WHEREAS, Hamberlin and Homeplex have entered into an Amended and Restated Employment Agreement as of the same date hereof (the "Employment Agreement"); and

     WHEREAS, Homeplex considers it desirable and its best interest that in lieu of a regular salary Hamberlin be given an inducement to acquire a proprietary interest in Homeplex and added incentive to advance the interest of Homeplex by possessing an option to purchase shares of the common stock of Homeplex (the "Stock").

     NOW, THEREFORE, in consideration of the promises and of the mutual covenants herein contained, it is agreed by and between the parties as follows:

     1. GRANT OF OPTION. Homeplex grants to Hamberlin, as of the date of this Agreement (the "Grant Date"), the right, privilege and option (the "Option") to purchase 750,000 shares of Stock (the "Optioned Shares"), subject in all respects to the terms, conditions and provisions of this Agreement.

     2. OPTION PRICE. The purchase price of the Optioned Shares (the "Option Price") is $1.50, which is 100 percent of the fair market value per share of the Stock on the date of grant of this option.

     3. VESTING OF OPTION.

          (a) VESTING SCHEDULE. Optioned Shares that have vested may be acquired in accordance with the terms of this Agreement at any time, and from time to time, in whole or in part, until the Option expires as provided in
     Section 5 hereof. The time at which the Optioned Shares vest and the Hamberlin or his permitted assignee(s) (each, an "Optionholder") may thereafter exercise this Option with respect to such Optioned Shares shall be as follows:

             (i) 200,000 of the Optioned Shares shall vest immediately;

             (ii) 275,000 of the Optioned Shares shall vest on the first anniversary of the Grant Date provided Hamberlin is either employed by Homeplex on that date or has left the employment of Homeplex pursuant to a Consented Termination as described in Section 6(e) of the Employment Agreement; and

             (iii) 275,000 of the Optioned Shares shall vest on the second anniversary of the Grant Date provided Hamberlin is either employed by Homeplex on that date or has left the employment of Homeplex pursuant to a Consented Termination as described in Section 6(e) of the Employment Agreement.

     Notwithstanding the foregoing, all Optioned Shares shall accelerate and vest upon a Change in Control (as defined in the Employment Agreement) or upon the termination of Hamberlin's employment (without his consent) by Homeplex for any reason other than death, disability, a Consented Termination, or Cause (as that term is used in the Employment Agreement).

          (b) ACCELERATION. Homeplex may, in its discretion, allow the Optioned Shares "to be purchased prior to any vesting date.

     4. EXERCISE OF OPTION. All or any portion of the vested Optioned Shares may be purchased by an Optionholder upon written notice to Homeplex, addressed to Homeplex at its principal place of business. Such notice shall be signed by the Option holder and shall state the election to exercise the Option and the number of Optioned Shares with respect to which it is being exercised. Such notice shall be accompanied by payment in full of the Option Price for the number of shares of Stock being purchased. Payment may be made in cash or by check or by tendering duly endorsed certificates representing shares of Stock then owned by the Optionholder. In the sole discretion of Homeplex, an Optionholder may be provided with the election to pay for the Option Price by having Homeplex withhold, from the Stock otherwise issuable, a portion of those shares of Stock with an aggregate fair market value equal to that portion of the Option Price designated by the Optionholder (not to exceed 100% of the Option Price). Upon the exercise of the Option, Homeplex shall deliver, or cause to be delivered, to the Option holder a certificate or certificates representing the net shares of Stock purchased upon such exercise as soon as practicable after payment for those shares has been received by Homeplex. All shares that are purchased and paid for in full upon exercise of the Option shall be fully paid and non-assessable but may not be transferred, sold, assigned or conveyed by Optionholder for six months from the date of shareholder approval as required by
Section 22 hereof.

     5. TERMINATION OF OPTION. This Option, to the extent not previously exercised, shall terminate upon the fifth anniversary of the Grant Date, or as otherwise set forth in this Agreement.

     6. DEATH OR DISABILITY OF HAMBERLIN. If Hamberlin's employment with Homeplex is terminated pursuant to the Employment Agreement upon the death or disablement of Hamberlin, the Optioned Shares that are vested as of the date of death or Disablement Commencement Date (as defined in the Employment Agreement), whichever is applicable, shall be exercisable within one year of the Date of Termination (as defined in the Employment Agreement) or until the stated expiration date of the Option, whichever occurs first, by an Option holder in accordance with Section 4 hereof. If Hamberlin dies after a Consented Termination, the Optioned Shares that are vested as of the date of death shall be exercisable within one year of such date of death or until the stated expiration date of the Option, whichever occurs first, by Hamberlin's successors-in-interest.

     7. NO PRIVILEGE OF STOCK OWNERSHIP. An Optionholder shall not have any of the rights of a stockholder with respect to the Optioned Shares until such Optionholder shall have exercised the option, paid the Option Price, and received a stock certificate for the purchased shares of Stock.

     8. COMPLIANCE WITH LAWS AND REGULATIONS. The exercise of this Option and the issuance of the Stock upon such exercise shall be subject to compliance by Homeplex and each Optionholder with all applicable requirements of law relating thereto and with all applicable regulations of any stock exchange in which the shares of the Stock may be listed at the time of such exercise and issuance. In connection with the exercise of an Option hereunder, an Option holder shall execute and deliver to Homeplex such representations in writing as may be requested by Homeplex in order for it to comply with applicable requirements of federal and state securities laws.

     9. LIABILITY OF HOMEPLEX. The inability of Homeplex to obtain approval from any regulatory body having authority deemed by Homeplex to be necessary to the lawful issuance and sale of any Stock pursuant to this Agreement shall relieve Homeplex of any liability with respect to the non issuance or sale of the Stock as to which such approval shall not have been obtained. Homeplex, however, shall use its best efforts to obtain all such approvals.

     10. CAPITAL ADJUSTMENTS. The number of Optioned Shares shall be proportionately adjusted for any increase or decrease in the number of outstanding shares of Stock of Homeplex resulting from a subdivision or consolidation of shares or any other capital adjustment or the payment of a-stock dividend or any other increase or decrease in the number of such shares effected without Homeplex's receipt of consideration therefor in money, services or property.

     11. MERGERS, ETC. If Homeplex is the surviving corporation in any merger or consolidation (not including a Corporate Transaction), the Option granted herein shall pertain to and apply to the securities to which a holder of the number of shares of Stock subject to the Option or Award would have been entitled prior to the merger or consolidation.

     12. CORPORATE TRANSACTION. In the event of stockholder approval of a Corporate Transaction that is not a Change in Control, all unvested Options shall automatically accelerate and immediately vest so that each outstanding Option shall, one week prior to the specified effective date for the Corporate Transaction, become fully exercisable for all of the Optioned Shares. Upon the consummation of the Corporate Transaction, all Options shall, to the extent not previously exercised, terminate and cease to be outstanding. "Corporate Transaction" shall mean (a) a merger or consolidation in which Homeplex is not the surviving entity or (b) any reverse merger in which Homeplex is the surviving entity.

     13. ASSIGNMENT. The right to acquire Stock under this Agreement may not be assigned, encumbered or otherwise transferred by Optionholder other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended, Title 1 of the Employment Retirement Income Security Act, or the rules thereunder.

     14. SECURITIES RESTRICTIONS.

          (a) LEGEND ON CERTIFICATES. All certificates representing shares of Stock issued hereunder shall be endorsed with a legend reading as follows:

        The shares of Common Stock evidenced by this certificate have been issued to the registered owner in reliance upon written representations that these shares have been purchased solely for investment. These shares may not be sold, transferred or assigned unless in the opinion of Homeplex and its legal counsel such sale, transfer or assignment will not be in violation of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

          (b) PRIVATE OFFERING FOR INVESTMENT ONLY. If the shares to be issued to an Optionholder upon the exercise of any Option have not been registered under the 1933 Act, the Arizona Act or the securities laws of any other jurisdiction, those shares will be "restricted securities" within the meaning of Rule 144 under the 1933 Act and must be held indefinitely without any transfer, sale or other disposition unless (a) the shares are subsequently registered under the 1933 Act, the Arizona Act and the securities laws of any other applicable jurisdiction, or (b) the Optionholder obtains an opinion of counsel which is satisfactory to counsel for Homeplex that the shares may be sold in reliance on an exemption from registration requirements. By the act of acting an Option, Hamberlin agrees
     (i) that, any shares of Stock acquired will be solely for investment not with any intention to resell or redistribute those shares and (ii) such intention will be confirmed, by an appropriate certificate at the time the Stock is acquired if requested by Homeplex. The neglect or failure to execute such a certificate, however, shall not limit or negate the foregoing agreement.

          (c) REGISTRATION STATEMENT. If a registration statement covering the shares of Stock issuable hereunder as filed under the Securities Exchange Act of 1933, as amended, and as declared effective by the Securities Exchange Commission (the "Registration"), the provisions of Sections 14(a) and (b) shall terminate during the period of time that such registration statement, as periodically amended, remains effective. The Company shall use its best efforts to effect the Registration within six months after shareholder approval is obtained as required by Section 22 hereof.

     15. TAX WITHHOLDING.

          (a) GENERAL. Homeplex's obligation to deliver Stock under this Agreement shall be subject to Hamberlin's satisfaction of all applicable federal, state and local income tax withholding requirements.

          (b) SHARES TO PAY FOR WITHHOLDING. Homeplex may, in its discretion and in accordance with the provisions of this Section 15(b) and such supplemental rules as it may from time to time adopt (including any applicable safe-harbor provisions of SEC Rule 16b-3), provide Hamberlin with the right to use shares of Stock in satisfaction of all or part of the federal, state and local income tax liabilities incurred by Hamberlin in connection with the receipt of Stock ("Taxes"). Such right may be provided to Hamberlin in either or both of the following formats:

             (i) STOCK WITHHOLDING. Hamberlin may be provided with the election to have Homeplex withhold, from the Stock otherwise issuable, a portion of those shares of Stock with an aggregate fair market value equal to the percentage of the applicable Taxes (not to exceed 100 percent) designated by Hamberlin.

             (ii) STOCK DELIVERY. Homeplex may, in its discretion, provide Hamberlin with the election to deliver to Homeplex, at the time the Option is exercised, one or more shares of Stock previously acquired by Hamberlin (other than pursuant to the transaction triggering the Taxes) with an aggregate fair market value equal to the percentage of the taxes incurred in connection with such Option exercise (not to exceed 100 percent) designated by Hamberlin.

     16. BINDING EFFECT. This agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

     17. DEFINED TERMS. All capitalized terms herein which are not otherwise defined therein shall have the same meaning ascribed to such terms in the Employment Agreement.

     18. NOTICES. Any notice required to be given or delivered to Homeplex under the terms of this Agreement shall be in writing and addressed to Homeplex in care of the Corporate Secretary at its principal corporate offices. Any notice required to be given or delivered to Hamberlin at the address indicated on the signature page hereto. Any permitted assignee hereunder shall notify the other party hereto of the permitted assignee's address for purposes of this notice provision. All notices shall be deemed to have been given or delivered upon personal delivery or upon deposit in the U.S. mail, postage prepaid return receipt requested, and properly addressed to the party to be notified.

     19. INTEGRATION, MODIFICATION AND AMENDMENT. This Agreement and the Employment Agreement embody the full understanding of the parties with respect to the subject matter hereof, superseding any and all prior agreements, and no amendment or modification thereof shall be effective unless the same shall be in writing and signed by both of said parties. Notwithstanding the foregoing, this Agreement may not be amended or modified more than once every six months, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act, or the rules thereunder. In addition, any amendment to this Agreement shall be required to be approved by the shareholders if the amendment would: (a) materially increase the benefits accruing to Hamberlin; (b) materially increase the number of shares of Stock which may be issued hereunder; or (c) materially modify the requirements for Hamberlin's eligibility for participation hereunder.

     20. GOVERNING LAW. Except as the corporate law of the State of Maryland expressly applies hereto, this Agreement shall be construed in accordance with, and governed by, the laws of the State of Arizona, without regard to application of conflicts of law principles.

     21. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one and the same instrument.

     22. SHAREHOLDER APPROVAL. The grant of this Option is subject to approval by the shareholders of Homeplex. Such approval must be by a majority of the votes cast provided that the total vote cast on the proposal represents over 50 percent in interest of all securities entitled to vote on the matter. Notwithstanding any provision of this Agreement to the contrary, the Option may not be exercised in whole or in part until such shareholder approval is obtained. In the event that such shareholder approval is not obtained within three years of the Grant Date, then the Option shall terminate and an Optionholder hereunder shall have no further rights under this Agreement.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement or caused it to be executed on the day and year first above written.

                                            HOMEPLEX MORTGAGE INVESTMENTS
                                            CORPORATION

                                            By:     /s/  JAY HOFFMAN
                                               ---------------------------------
                                            Name: Jay Hoffman
                                            Its:   President

                                                 /s/  ALAN D. HAMBERLIN
                                            ------------------------------------
                                            Alan D. Hamberlin
                                            Address:

                                            ------------------------------------

                                            ------------------------------------

                                   APPENDIX E

               FAIRNESS OPINION OF FINANCIAL ADVISOR TO HOMEPLEX

                                November 6, 1996

Board of Directors
Homeplex Mortgage Investments Corporation
5333 North Seventh St., Suite 219
Phoenix, Arizona 85015

Gentlemen:

     You have asked our opinion as to the fairness from a financial point of view to the holders of Homeplex Mortgage Investments Corporation ("Homeplex") outstanding common stock, $0.01 par value per share, of the proposed merger of Monterey Homes Arizona II, Inc. ("MHA-II") and Monterey Homes Construction II, Inc. ("MHC-II") (collectively, "Monterey") with and into Homeplex, which will be the surviving corporation of the merger (the "Merger"). Such terms are included in the Agreement and Plan of Reorganization dated as of September 13, 1996 by and among Homeplex, MHA-II, MHC-II and the shareholders of Monterey, and the related merger agreements (together, the "Merger Agreement"). Under the terms of the Merger Agreement and subject to the approval of the shareholders of Homeplex, Homeplex shall issue a number of its shares of common stock equal to
(i) (x) the book value of Monterey (anticipated to be $2,500,000 after giving effect to the distribution described in the Merger Agreement) multiplied by (y) a factor of 3.0 and divided by (z) the fully diluted book value per share of Homeplex common stock plus (ii) up to 800,000 additional shares of Homeplex common stock if the trading price equals or exceeds certain levels over the next five years. The consideration to be received is subject to certain adjustments as more fully set forth in the Merger Agreement.

     In connection with the opinion described below, we have reviewed publicly available business and financial information relating to Homeplex and Monterey. We also have, among other things: (i) reviewed the Merger Agreement (and the related exhibits) and Registration Statement on Form S-4 including the Proxy Statement/Prospectus relating to the annual meeting of shareholders of Homeplex to be held December 18, 1996 in connection with the Merger Agreement; (ii) reviewed the Annual Reports to Stockholders for the five years ended December 31, 1995, Annual Reports on Form 10-K for the five years ended December 31, 1995 and interim Reports to Stockholders and Quarterly Reports on Form 10-Q for the six months ended June 30, 1995 and 1996 of Homeplex; (iii) reviewed the audited financial statements for the three years ended December 31, 1995 and the unaudited interim financial statements for the six months ended June 30, 1995 and 1996 of Monterey; (iv) discussed with certain members of senior management of Monterey the past and current business operations, financial condition and future prospects of Monterey; (v) reviewed certain internal financial analyses and forecasts of Homeplex and Monterey prepared by respective managements; (vi) reviewed historical market prices and trading volumes for Homeplex's common stock; (vii) visited certain of Monterey's properties; (viii) compared certain financial information for Monterey with similar information for certain other companies the securities of which are publicly traded; and (ix) reviewed selected financial terms of certain recent business combinations.

     In addition, we have considered such other information and have conducted such other analyses as we deemed appropriate under the circumstances. In connection with our review, we have relied upon and assumed the accuracy and completeness of the financial and other information publicly available or furnished to us by Homeplex and Monterey or their representatives. We have not independently verified the accuracy or completeness of such information. We have not made or obtained any independent evaluations or appraisals of any of the properties, assets or facilities of Homeplex or Monterey. With respect to Monterey's financial projections, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Monterey's management as to the future financial performance of Monterey, and we express no opinion with respect to such forecasts or the assumptions on which they are based.

Homplex Mortgage Investments Corporation
November 6, 1996
Page 2

     Subject to the foregoing and based upon our experience as investment bankers, the matters described above and other factors we deemed relevant, we are of the opinion that as of the date hereof the consideration to be paid to the shareholders of Monterey pursuant to the Merger Agreement is fair from a financial point of view to the shareholders of Homeplex.

                                            Very truly yours,

                                            RAUSCHER PIERCE REFSNES, INC.

                                            By:   /s/  RICHARD L. DAVIS
                                               ---------------------------------
                                                     Richard L. Davis
                                                     Managing Director

                                   PART II

                 INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.         INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under the provisions of the Maryland General Corporation Law, a corporation's articles may, with certain exceptions, include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Homeplex Charter contains a provision limiting the personal liability of officers and directors to Homeplex and its stockholders to the fullest extent permitted under Maryland law.

         In addition, the provisions of the Maryland General Corporation Law permit a corporation to indemnify its present and former directors and officers, among others, against liability incurred, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the director or officer actually received an improper personal benefit in money, property, or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The Homeplex Charter provides that it will indemnify its directors, officers, and others so designated by the Board of Directors to the full extent allowed under Maryland law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Homeplex pursuant to the foregoing provisions, Homeplex has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 21.        EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)      Exhibits

         SEC EXHIBIT
         REFERENCE NO.    DESCRIPTION
         -------------    -----------

         2 Agreement and Plan of Reorganization, dated as of September 13, 1996, by and among Homeplex, the Monterey Merging Companies and the Monterey Stockholders (included in the Proxy Statement/Prospectus as Annex A).

         3(a)    Amended and Restated Articles of Incorporation of Homeplex.(1)

         3(b)    Amended and Restated Bylaws of Homeplex.(4)

         3(c) Form of Articles of Merger, including Charter Amendment (included in the Proxy Statement/Prospectus as Annex B).

         4       Specimen Certificate representing $.01 par value Common
                 Stock.(1)

         5(a)    Opinion of Hughes & Luce, L.L.P. re:  Legality.

         5(b)    Opinion of Hughes & Luce, L.L.P. re:  Certain Tax Matters.

         10(a) Subcontract Agreement between Homeplex and American Southwest Financial Services, Inc.(1)

         10(b)   Form of Master Servicing Agreement.(1)

         10(c)   Form of Servicing Agreement.(1)

         10(d)   Stock Option Plan.(1)

         10(e)   Amendment to Stock Option Plan.(2)

         10(f) Amended and Restated Employment Agreement and Addendum between Homeplex and Alan D. Hamberlin (included in the Proxy Statement/Prospectus as Annex D).

         10(g) Form of Employment Agreements for Monterey Stockholders (included in the Proxy Statement/Prospectus as Annex C).

         10(h) Stock Option Agreement between Homeplex and Alan D. Hamberlin (included in the Proxy Statement/Prospectus as Annex D).

         10(i)   Severance Agreement between Homeplex and Jay R. Hoffman.(5)

         10(j) Indenture dated October 17, 1994, as amended, relating to 13% Senior Subordinated Notes Due 2001.

         10(k) Letter Loan Agreement dated August 28, 1996 by and between Norwest Bank Arizona, N.A. and Monterey Management Tucson, Inc., Monterey Homes Tucson Corporation, Monterey Management, Inc. and Monterey Homes Corporation.

         10(l) Construction Loan Agreement dated December 5, 1995 by and between Monterey Management, Inc., Monterey Management Tucson, Inc., Monterey Homes Corporation and National Bank of Arizona.

         10(m) Construction Loan Agreement dated March 22, 1996 by and between Monterey Management, Inc., Monterey Management Tucson, Inc., Monterey Homes Corporation and National Bank of Arizona.

         10(n) Loan Agreement dated March 22, 1996 by and between Monterey Management, Inc. and Bank One, Arizona, N.A.

         10(o) Amended and Restated Loan Agreement dated August 8, 1995 by and between Monterey Management, Inc., Monterey Homes Corporation and Norwest Bank Arizona, N.A., as amended.

         21      Subsidiaries.(3)

         23(a) Consents of Hughes & Luce, L.L.P. (included in Exhibits 5(a) and 5(b)).

         23(b)   Consent of Ernst & Young LLP.

         23(c)   Consent of KPMG Peat Marwick LLP.

         23(d)   Consent of Rauscher Pierce Refsnes, Inc.

         24 Powers of Attorney (included on the signature page in Part II of this Registration Statement).

         99      Form of Proxy Card.

----------------------------

         (1) Incorporated herein by reference to the Registrant's Registration Statement on Form S-11 (No. 33-22092) filed July 19, 1988 and declared effective on July 20, 1988.
         (2) Incorporated herein by reference to Registrant's Form 10-K for the fiscal year ended December 31, 1990 filed March 31, 1991.
         (3) Incorporated herein by reference to Registrant's Form 10-K for the fiscal year ended December 31, 1991 filed March 31, 1992.
         (4)     Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended June 30, 1995 filed August 11, 1995.
         (5)     Incorporated herein by reference to Homeplex's Form 10-K for the fiscal year ended December 31, 1995 filed March 31, 1996.

(b) Financial Statements and Financial Statement Schedules filed as part of this report:

                                      None

(c)      Reports, Opinions or Appraisals:

         Fairness Opinion, dated as of November 6, 1996 by Rauscher Pierce Refsnes, Inc. (included in the Proxy Statement/Prospectus as Appendix
         E).

ITEM 22.        UNDERTAKINGS.

(a)      The undersigned registrant hereby undertakes

         (1) that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) and 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (2) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (3) that every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (4) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on November 8, 1996.

                                        HOMEPLEX MORTGAGE
                                        INVESTMENTS CORPORATION


                                        By: /s/ ALAN D. HAMBERLIN
                                            -----------------------
                                            Alan D. Hamberlin,
                                            Chairman of the Board of Directors
                                            and Chief Executive Officer


                               POWER OF ATTORNEY

         Know all men by these presents, that each of the undersigned hereby constitutes and appoints Alan D. Hamberlin and Jay R. Hoffman, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post- effective amendments) to the registration statement, and to file the same with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


         Pursuant to the requirements of the Securities Act, this registration statement has been signed on November 8, 1996 by the following persons in the capacities indicated.


          Signature                                  Title
          ---------                                  -----

   /s/ ALAN D. HAMBERLIN                 Chairman of the Board of Directors,
------------------------                   Director and Chief Executive Officer
Alan D. Hamberlin                          (Principal Executive Officer)


   /s/ JAY R. HOFFMAN                    Director, President, Secretary,
---------------------------                Treasurer and Chief Financial and
Jay R. Hoffman                             Accounting Officer

   /s/ LARRY E. COX                      Director
-------------------------
Larry E. Cox


   /s/ MARK A. MCKINLEY                  Director
-------------------------
Mark A. McKinley


   /s/ GREGORY K. NORRIS                 Director
-------------------------
Gregory K. Norris

                               INDEX TO EXHIBITS

(a)      Exhibits

         SEC EXHIBIT
         REFERENCE NO.    DESCRIPTION
         -------------    -----------

         2 Agreement and Plan of Reorganization, dated as of September 13, 1996, by and among Homeplex, the Monterey Merging Companies and the Monterey Stockholders (included in the Proxy Statement/Prospectus as Annex A).

         3(a)    Amended and Restated Articles of Incorporation of Homeplex.(1)

         3(b)    Amended and Restated Bylaws of Homeplex.(4)

         3(c) Form of Articles of Merger, including Charter Amendment (included in the Proxy Statement/Prospectus as Annex B).

         4       Specimen Certificate representing $.01 par value Common
                 Stock.(1)

         5(a)    Opinion of Hughes & Luce, L.L.P. re:  Legality.

         5(b)    Opinion of Hughes & Luce, L.L.P. re:  Certain Tax Matters.

         10(a) Subcontract Agreement between Homeplex and American Southwest Financial Services, Inc.(1)

         10(b)   Form of Master Servicing Agreement.(1)

         10(c)   Form of Servicing Agreement.(1)

         10(d)   Stock Option Plan.(1)

         10(e)   Amendment to Stock Option Plan.(2)

         10(f) Amended and Restated Employment Agreement and Addendum between Homeplex and Alan D. Hamberlin (included in the Proxy Statement/Prospectus as Annex D).

         10(g) Form of Employment Agreements for Monterey Stockholders (included in the Proxy Statement/Prospectus as Annex C).

         10(h) Stock Option Agreement between Homeplex and Alan D. Hamberlin (included in the Proxy Statement/Prospectus as Annex D).





INDEX TO EXHIBITS - PAGE 1

         10(i)   Severance Agreement between Homeplex and Jay R. Hoffman.(5)

         10(j) Indenture dated October 17, 1994, as amended, relating to 13% Senior Subordinated Notes Due 2001.

         10(k) Letter Loan Agreement dated August 28, 1996 by and between Norwest Bank Arizona, N.A. and Monterey Management Tucson, Inc., Monterey Homes Tucson Corporation, Monterey Management, Inc. and Monterey Homes Corporation.

         10(l) Construction Loan Agreement dated December 5, 1995 by and between Monterey Management, Inc., Monterey Management Tucson, Inc., Monterey Homes Corporation and National Bank of Arizona.

         10(m) Construction Loan Agreement dated March 22, 1996 by and between Monterey Management, Inc., Monterey Management Tucson, Inc., Monterey Homes Corporation and National Bank of Arizona.

         10(n) Loan Agreement dated March 22, 1996 by and between Monterey Management, Inc. and Bank One, Arizona, N.A.

         10(o) Amended and Restated Loan Agreement dated August 8, 1995 by and between Monterey Management, Inc., Monterey Homes Corporation and Norwest Bank Arizona, N.A., as amended.

         21      Subsidiaries.(3)

         23(a) Consents of Hughes & Luce, L.L.P. (included in exhibits 5(a) and 5(b)).

         23(b)   Consent of Ernst & Young LLP.

         23(c)   Consent of KPMG Peat Marwick LLP.

         23(d)   Consent of Rauscher Pierce Refsnes, Inc.

         24 Powers of Attorney (included on the signature page in Part II of this Registration Statement).

         99      Form of Proxy Card.

------------------------------

         (1) Incorporated herein by reference to the Registrant's Registration Statement on Form S-11 (No. 33-22092) filed July 19, 1988 and declared effective on July 20, 1988.
         (2) Incorporated herein by reference to Registrant's Form 10-K for the fiscal year ended December 31, 1990 filed March 31, 1991.





INDEX TO EXHIBITS - PAGE 2

         (3) Incorporated herein by reference to Registrant's Form 10-K for the fiscal year ended December 31, 1991 filed March 31, 1992.
         (4)     Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended June 30, 1995 filed August 11, 1995.
         (5)     Incorporated herein by reference to Homeplex's Form 10-K for the fiscal year ended December 31, 1995 filed March 31, 1996.





INDEX TO EXHIBITS - PAGE 3